As Filed with the Securities and Exchange Commission on February 12, 2002
                                    Registration Nos. 333-28769, 811-5626
-----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
   Pre-Effective Amendment No.                                         [ ]
   Post-Effective Amendment No. 15                                     [X]
                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
   Amendment No. 144                                                   [X]
                        (Check appropriate box or boxes)

                               SEPARATE ACCOUNT B
                           (Exact Name of Registrant)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               1475 Dunwoody Drive
                          West Chester, Pennsylvania   19380-1478
(Address of Depositor's Principal Executive Offices)   (Zip Code)
Depositor's Telephone Number, including Area Code (610) 425-3400

                              Marilyn Talman, Esq.
                     Golden American Life Insurance Company
                              1475 Dunwoody Drive
                          West Chester, PA 19380-1478
                                 (610) 425-3516
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):
          [X]  immediately upon filing pursuant to paragraph (b) of Rule 485
          [ ]  on (date) pursuant to paragraph (b) of Rule 485
          [ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
          [ ]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
          [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
     Deferred Combination Variable and Fixed Annuity Contracts

                                   PART A

ING  VARIABLE  ANNUITIES



Golden American Life Insurance Company
Separate Account B of Golden American Life Insurance Company


                                   Profile of

                             GOLDENSELECT ACCESS/R/

            Deferred Combination Variable and Fixed Annuity Contract

                                February 12, 2002




1.   The Annuity Contract
The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the mutual fund investment portfolios through our Separate Account B and/or (ii) in a Fixed Account of Golden American with guaranteed interest periods. The mutual fund portfolios are listed on page 4. The Fixed Account is described in a separate prospectus titled GoldenSelect Fixed
Account. Generally, the investment portfolios are designed to offer a better return than the Fixed Account. However, this is NOT guaranteed. You may not make any money, and you can even lose the money you invest. The Contract offers a choice of death benefit options. You may choose the Standard Death Benefit or one of the enhanced death benefit options, described on page 10. Your choice of death benefit will affect your mortality and expense risk charge. Subject to state availability, you may also elect, for an additional charge, an earnings multiplier benefit rider. Please see page 5 for a description of the applicable charge. The earnings multiplier benefit rider provides a separate death benefit in addition to the death benefit option you select. The earnings multiplier benefit rider is available for non-qualified contracts only. For a description of the earnings multiplier benefit rider, please see page 11. To find out about availability, check with our Customer Service Center.

Access Profile                                         Prospectus begins after
121360                                                 Page 14 of this Profile

Your death benefit and mortality and expense risk charge depend on the category of contract owners to which you belong and on the death benefit that you choose. There are four categories of contract owners covered by this prospectus. For ease of reference, they are called Pre-2000, Yr-2000, Yr-2001 and May-2001 contract owners. If you are a contract owner, the category of your contract is indicated on your quarterly statements beginning with the June 30, 2001 statement. If you are unsure which category applies to you, please call our Customer Service Center. The telephone number is (800) 366-0066.
The following is a general description of the categories:

     Pre-2000: a) all contracts purchased prior to February 1, 2000; b) contracts purchased on or after February 1, 2000 which offer three death benefit options (as approved in the state of issue at the time of purchase);

     Yr-2000: Contracts purchased on or after February 1, 2000 which offer four death benefit options (as approved in the state of issue at the time of purchase), including the Max 7 Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit to age 80;

     Yr-2001: Contracts purchased on or after January 2, 2001 which offer four death benefit options (as approved in the state of issue at the time of purchase), including the Annual Ratchet Enhanced Death Benefit to age 90, and contain new Special Funds language;

     May-2001: Contracts purchased on or after May 1, 2001 which offer four death benefit options (as approved in the state of issue at the time of purchase), including the Annual Ratchet Enhanced Death Benefit to age 90, and have an earnings multiplier option benefit (in states where approved).

Other than as specifically noted, this Profile and Prospectus describe the benefits applicable to all categories of contract owners.

Subject to state availability, you may also elect, for an additional charge, one of three other optional riders offering specified benefits featured in the prospectus for the contract. The three optional benefit riders are listed on page 12. The optional benefit riders can provide protection under certain circumstances in the event that unfavorable investment performance has lowered your value below certain targeted growth. These riders do not guarantee the performance of your investment portfolios. Separate charges are assessed for the optional riders. Please see page 5 for a description of the applicable charges. You should carefully analyze and completely evaluate each rider before you purchase any. Be aware that the benefit provided by any of the riders will be affected by certain later actions you may take -- such as withdrawals and transfers. The riders are not available to Contracts issued before January 2, 2001. To find out about availability, check with our Customer Service Center.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins on the annuity start date, which is the date you start receiving regular annuity payments from your Contract.

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

121360                                2                          Access Profile

2.   Your Annuity Payments (The Income Phase)
Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:

       -----------------------------------------------------------------------------------------------------------------
                                 ANNUITY OPTIONS
       -----------------------------------------------------------------------------------------------------------------
       Option 1            Income for a fixed      Payments  are made for a  specified  number of years to you or your
                           period                  beneficiary.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 2            Income for life with    Payments  are  made  for  the  rest of your  life or  longer  for a
                           a period certain        specified  period such as 10 or 20 years or until the total  amount used to buy this option has
                                                   been repaid. This option
                                                   comes with an added guarantee
                                                   that payments will continue
                                                   to your beneficiary for the
                                                   remainder of such period if
                                                   you should die during the
                                                   period.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 3            Joint life income       Payments  are  made for your  life and the life of  another  person
                                                   (usually your spouse).
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 4            Annuity plan            Any  other  annuitization  plan  that we  choose  to  offer  on the annuity start date.
       ------------------- ----------------------- ---------------------------------------------------------------------

Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the Investment Company Act of 1940, it will comply with the requirements of such Act. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.   Purchase (Beginning of the Accumulation Phase)
You may purchase the Contract with an initial payment of $10,000 or more ($1,500 for a qualified Contract) up to and including age 90. You may make additional payments of $500 or more ($50 for a qualified Contract) at any time before you turn 85 during the accumulation phase. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or in connection with a qualified retirement plan (each a "qualified Contract").

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

121360                                3                          Access Profile

4. THE INVESTMENT PORTFOLIOS You can direct your money into (1) the Fixed Account, and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account B. The investment portfolios are described in the prospectuses for the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust, the ProFunds, the AIM Variable Insurance Funds, the Pioneer Variable Contracts Trust and the INVESCO Variable Investment Funds, Inc. Keep in mind that while an investment in the Fixed Account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:

     THE GCG TRUST
       Liquid Asset Series                         Real Estate Series                    Capital Growth Series
       Limited Maturity Bond Series                Value Equity Series                   Capital Appreciation Series
       Core Bond Series (formerly                  Investors Series                      Small Cap Series
          Global Fixed Income Series)              International Equity Series          Mid-Cap Growth Series
       Fully Managed Series                        Rising Dividends Series               Strategic Equity Series
       Total Return Series                         Managed Global Series                 Special Situations
       Asset Allocation Growth Series              Large Cap Value Series                Growth Series
       Equity Income Series                        Hard Assets Series                    Developing World Series
       All Cap Series                              Diversified Mid-Cap Series            Internet TollkeeperSM Series
       Growth and Income Series                    Research Series

     THE PIMCO VARIABLE INSURANCE TRUST            PILGRIM VARIABLE INSURANCE TRUST
       PIMCO High Yield Bond Portfolio               (FORMERLY ING VARIABLE INSURANCE TRUST)
       PIMCO StocksPLUS Growth                        Pilgrim VIT Worldwide Growth
          and Income Portfolio                          (formerly Pilgrim Global Brand Names Fund)

     PRUDENTIAL SERIES FUND                        PILGRIM VARIABLE PRODUCTS TRUST
       Prudential Jennison Portfolio                  Pilgrim VP MagnaCap Portfolio
       SP Jennison International Growth               Pilgrim VP SmallCap Opportunities Portfolio
          Portfolio                                   Pilgrim VP Growth Opportunities Portfolio

     PROFUNDS
       ProFund VP Bull                             AIM VARIABLE INSURANCE FUNDS
       ProFund VP Small-Cap                           AIM V.I. Dent Demographic Trends Fund
       ProFund VP Europe 30
                                                   INVESCO VARIABLE INVESTMENT FUNDS, INC.
     PIONEER VARIABLE CONTRACTS TRUST                  INVESCO VIF-- Financial Services Fund
       Pioneer Fund VCT Portfolio                      INVESCO VIF-- Health Sciences Fund
       Pioneer Mid-Cap Value VCT Portfolio             INVESCO VIF-- Utilities Fund

        Internet TollkeeperSM is a service mark of Goldman, Sachs & Co.

RESTRICTED FUNDS. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. For more detailed information, see "Restricted Funds" in the prospectus for the Contract.

121360                                4                          Access Profile

5.   EXPENSES
The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts a mortality and expense risk charge, an asset-based administrative charge, and an annual contract administrative charge of $40. We deduct the mortality and expense risk charge and the asset-based administrative charges daily directly from your contract value in the investment portfolios. The mortality and expense risk charge for May-2001 contract owners (depending on the death benefit you choose) and the asset-based administrative charge, on an annual basis, are as follows:

   ----------------------------------------------------------------------------------------
                                          STANDARD              ENHANCED DEATH BENEFITS
                                        DEATH BENEFIT  ANNUAL RATCHET   7% SOLUTION   MAX 7
   ----------------------------------------------------------------------------------------
    Mortality & Expense Risk Charge         1.65%          1. 90%          2.00%      2.10%
    Asset-Based Administrative Charge       0.15%          0.15%           0.15%      0.15%
        Total                               1.80%          2.05%           2.15%      2.25%

   -----------------------------------------------------------------------------------------

Please see Appendix C of the prospectus for a description of the death benefits and mortality and expense risk charges for Pre-2000, Yr-2000 and Yr-2001 contract owners.

EARNINGS MULTIPLIER BENEFIT RIDER CHARGES
If you choose to purchase the earnings multiplier benefit rider, we will deduct a separate quarterly charge for the rider on each quarterly contract anniversary and pro rata when the rider terminates. We deduct the rider charge directly from your contract value in the investment portfolios; if the value in the investment portfolios is insufficient, the rider charge will be deducted from the Fixed Account. The quarterly rider charge is 0.075% of the contract value (0.30% annually).

OPTIONAL BENEFIT RIDER CHARGES
If you choose to purchase one of the other optional benefit riders we offer, we will deduct a separate quarterly charge for the rider on each quarterly contract anniversary and pro-rata when the rider terminates. We deduct the rider charges directly from your contract value in the investment portfolios; if the value in the investment portfolios is insufficient, rider charges will be deducted from the Fixed Account. The rider charges are as follows:



       Minimum Guaranteed Accumulation Benefit (MGAB) rider
                Waiting Period                         Quarterly Charge
                --------------                         ----------------
                10 Year..........................      0.125% of the MGAB Charge Base*(0.50% annually)
                20 Year..........................      0.125% of the MGAB Charge Base (0.50% annually)

       Minimum Guaranteed Income Benefit (MGIB) rider
                MGIB Rate                              Quarterly Charge
                ---------                              ----------------
                7%...............................      0.125% of the MGIB Charge Base*  (0.50% annually)

       Minimum Guaranteed Withdrawal Benefit (MGWB) rider
                Quarterly Charge
                ----------------
                0.125% of the MGWB Eligible Payment Amount* (0.50% annually)

       * See prospectus for a description.

We do not deduct any surrender charges for withdrawals.

121360                                5                          Access Profile

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.55% to 1.86% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column is divided into two: One part reflects the maximum mortality and expense risk charge (based on the Max 7 Enhanced Death Benefit), the asset-based administrative charge, the annual contract administrative charge as 0.05% (based on an average contract value of $75,000), the earnings multiplier benefit rider charge of 0.30%, and the highest optional rider charge assumed to be 0.75%, where the rider base is equal to the initial premium and increases by 7% each year. The second part reflects the same insurance charges, but without any rider charges. The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and is based on actual expenses as of December 31, 2000, except for (i) portfolios that commenced operations during 2000 or 2001 where the charges have been estimated, and (ii) newly formed portfolios where the charges have been estimated. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10 (based on the Max 7 Enhanced Death Benefit). For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected the Max 7 Enhanced Death Benefit. For these examples, the premium tax is assumed to be 0%.

121360                                6                          Access Profile

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  EXAMPLES:
                                                                                                  ---------
                               TOTAL ANNUAL                       TOTAL ANNUAL           TOTAL CHARGES AT THE END OF:
                            INSURANCE CHARGES                        CHARGES              1 YEAR             10 YEARS
                             ----------------                   ----------------      --------------      ---------------
                             WITH        W/O    TOTAL ANNUAL     WITH       W/O        WITH      W/O       WITH      W/O
                              THE        ANY     INVESTMENT      THE        ANY        THE       ANY       THE       ANY
                             RIDER      RIDER    PORTFOLIO      RIDER      RIDER      RIDER     RIDER     RIDER     RIDER
INVESTMENT PORTFOLIO        CHARGES     CHARGE    CHARGES      CHARGES     CHARGE    CHARGES   CHARGE    CHARGES   CHARGE
-------------------------------------------------------------------------------------------------------------------------

 THE GCG TRUST
  Liquid Asset               3.35%    2.30%          0.55%        3.90%     2.85%       $39       $29       $412      $318
  Limited Maturity Bond      3.35%    2.30%          0.55%        3.90%     2.85%       $39       $29       $412      $318
  Core Bond                  3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360
  Fully Managed              3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Total Return               3.35%    2.30%          0.89%        4.24%     3.19%       $43       $32       $440      $349
  Asset Allocation Growth    3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360
  Equity Income              3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  All Cap                    3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360
  Growth and Income          3.35%    2.30%          1.11%        4.46%     3.41%       $45       $34       $458      $369
  Real Estate                3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Value Equity               3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Investors                  3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360
  International Equity       3.35%    2.30%          1.26%        4.61%     3.56%       $46       $36       $470      $383
  Rising Dividends           3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Managed Global             3.35%    2.30%          1.26%        4.61%     3.56%       $46       $36       $470      $383
  Large Cap Value            3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360
  Hard Assets                3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Diversified Mid-Cap        3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360
  Research                   3.35%    2.30%          0.89%        4.24%     3.19%       $43       $32       $440      $349
  Capital Growth             3.35%    2.30%          1.00%        4.35%     3.30%       $44       $33       $449      $359
  Capital Appreciation       3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Small Cap                  3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Mid-Cap Growth             3.35%    2.30%          0.89%        4.24%     3.19%       $43       $32       $440      $349
  Strategic Equity           3.35%    2.30%          0.95%        4.30%     3.25%       $43       $33       $445      $355
  Special Situations         3.35%    2.30%          1.11%        4.46%     3.41%       $45       $34       $458      $369
  Growth                     3.35%    2.30%          1.00%        4.35%     3.30%       $44       $33       $449      $359
  Developing World           3.35%    2.30%          1.76%        5.11%     4.06%       $51       $41       $508      $426
  Internet Tollkeeper        3.35%    2.30%          1.86%        5.21%     4.16%       $52       $42       $516      $434

 THE PIMCO VARIABLE INSURANCE TRUST
  PIMCO High Yield Bond      3.35%    2.30%          0.75%        4.10%     3.05%       $41       $31       $429      $336
  PIMCO StocksPLUS
    Growth and Income        3.35%    2.30%          0.65%        4.00%     2.95%       $40       $30       $421      $327

 PILGRIM VARIABLE INSURANCE TRUST
  Pilgrim VIT Worldwide
    Growth                   3.35%    2.30%          1.23%        4.58%     3.53%       $46       $36       $468      $380

 THE PRUDENTIAL SERIES FUND
  Prudential Jennison        3.35%    2.30%          1.04%        4.39%     3.34%       $44       $34       $453      $363
  SP Jennison
    International Growth     3.35%    2.30%          1.64%        4.99%     3.94%       $50       $40       $499         $416

 PILGRIM VARIABLE PRODUCTS TRUST
  Pilgrim VP MagnaCap        3.35%    2.30%          1.10%        4.45%     3.40%       $45       $34       $457      $368
  Pilgrim VP SmallCap
    Opportunities            3.35%    2.30%          1.10%        4.45%     3.40%       $45       $34       $457      $368
  Pilgrim VP Growth
    Opportunities            3.35%    2.30%          1.10%        4.45%     3.40%       $45       $34       $457      $368

121360                                7                          Access Profile

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  EXAMPLES:
                                                                                                  ---------
                               TOTAL ANNUAL                       TOTAL ANNUAL           TOTAL CHARGES AT THE END OF:
                            INSURANCE CHARGES                        CHARGES              1 YEAR             10 YEARS
                             ----------------                   ----------------      --------------      ---------------
                             WITH        W/O    TOTAL ANNUAL     WITH       W/O        WITH      W/O       WITH      W/O
                              THE        ANY     INVESTMENT      THE        ANY        THE       ANY       THE       ANY
                             RIDER      RIDER    PORTFOLIO      RIDER      RIDER      RIDER     RIDER     RIDER     RIDER
INVESTMENT PORTFOLIO        CHARGES     CHARGE    CHARGES      CHARGES     CHARGE    CHARGES   CHARGE    CHARGES   CHARGE
-------------------------------------------------------------------------------------------------------------------------

  PROFUNDS
  ProFund VP Bull            3.35%    2.30%          1.80%        5.15%     4.10%       $51       $41       $511      $429
  ProFund VP Small-Cap       3.35%    2.30%          1.80%        5.15%     4.10%       $51       $41       $511      $429
  ProFund VP Europe 30       3.35%    2.30%          1.75%        5.10%     4.05%       $51       $41       $507      $425

 AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Dent
    Demographic Trends       3.35%    2.30%          1.45%        4.80%     3.75%       $48       $38       $485      $399

 PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Fund VCT           3.35%    2.30%          0.93%        4.28%     3.23%       $43       $33       $444      $353
  Pioneer Mid-Cap
    Value VCT                3.35%    2.30%          1.01%        4.36%     3.31%       $44       $33       $450      $360

 INVESCO VARIABLE INVESTMENT FUNDS, INC.
  INVESCO VIF--
    Financial Services       3.35%    2.30%          1.09%        4.44%     3.39%       $45       $34       $457      $368
  INVESCO VIF--
    Health Sciences          3.35%    2.30%          1.07%        4.42%     3.37%       $44       $34       $455      $366
  INVESCO VIF--
    Utilities                3.35%    2.30%          1.41%        4.76%     3.71%       $48       $37       $482      $396


The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. For more detailed information, see "Fees and Expenses" in the prospectus for the Contract.

6.   TAXES
Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.
Under a non-qualified Contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will generally be taxed on these earnings, but not on premiums, when you make a withdrawal or begin receiving annuity payments. For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request.
If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS
You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 13. We will apply a market value adjustment if you withdraw your money from the Fixed Account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

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8.   PERFORMANCE
The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows average annual total return for each portfolio that was in operation for the entire year of 2000. These numbers reflect the deduction of the mortality and expense risk charge (based on the Max 7 Enhanced Death Benefit), the asset-based administrative charge, the annual contract fee, the earnings multiplier benefit rider charge and the maximum optional benefit rider charge on a rider base that accumulates at 7%. Please keep in mind that past performance is not a guarantee of future results.



                                                                         CALENDAR YEAR

       INVESTMENT PORTFOLIO                                   2000            1999            1998
       Managed by A I M Capital Management, Inc.
            Capital Appreciation(1)                          -17.88%          20.85%           9.22%
            Strategic Equity(2)                              -15.15%          51.53%          -2.29%
       Managed by Alliance Capital Management L.P.
            Capital Growth(2)                                -19.74%          21.72%           8.53%
       Managed by Baring International Investment Limited
            Developing World(2)                              -35.95%          56.85%             --
            Hard Assets(2)                                    -7.72%          19.64%         -31.88%
       Managed by Capital Guardian Trust Company
            Managed Global(3)                                -17.24%          58.39%          25.41%
            Small Cap(3)                                     -20.80%          46.08%          17.29%
       Managed by Eagle Asset Management, Inc.
            Value Equity                                       5.42%          -2.60%          -1.61%
       Managed by ING Investment Management, LLC
            Limited Maturity Bond                              4.41%          -2.01%           3.57%
            Liquid Asset                                       2.78%           1.50%           1.80%
       Managed by Janus Capital Corporation
            Growth(2)                                        -24.45%          72.87%          22.98%
       Managed by Massachusetts Financial Services Company
            Mid-Cap Growth                                     4.90%          73.73%          19.08%
            Research                                          -7.48%          20.43%          19.31%
            Total Return                                      12.94%           0.17%           8.17%
       Managed By Pacific Investment Management Company
            Core Bond(4)                                      -2.18%         -11.50%           8.42%
       Managed by T. Rowe Price Associates, Inc.
            Equity Income(2)                                   9.45%          -3.80%           4.93%
            Fully Managed                                     18.26%           3.63%           2.63%
       Managed by Van Kampen
            Real Estate(5)                                    27.05%          -6.81%         -16.19%
            Rising Dividends(6)                               -5.15%          12.33%          10.64%
       Managed By Pacific Investment Management Company
            PIMCO High Yield Bond                             -3.94%          -0.17%             --
            PIMCO StocksPLUS Growth and Income               -12.31%          16.19%             --

       ----------------------
       (1) Prior to April 1, 1999, a different firm managed the Portfolio.
       (2) Prior to March 1, 1999, a different firm managed the Portfolio.
       (3) Prior to February 1, 2000, a different firm managed the Portfolio.
       (4) Prior to May 1, 2001, a different firm managed the Portfolio using a different investment style.
       (5) Prior to December 17, 2001, a different firm managed the Portfolio.
       (6) Prior to January 30, 2002, a different firm managed the Portfolio.


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9.   DEATH BENEFIT
The death benefit, and earnings multiplier benefit, if elected, is payable when the first of the following persons dies: the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

THE FOLLOWING IS A DESCRIPTION OF THE DEATH BENEFIT OPTIONS FOR CONTRACT OWNERS IN MAY-2001. IF YOU ARE A PRE-2000, YR-2000, OR YR-2001 CONTRACT OWNER, PLEASE SEE APPENDIX C TO THE PROSPECTUS FOR A DESCRIPTION OF THE CALCULATION OF DEATH BENEFITS APPLICABLE TO YOUR CONTRACT. IF YOU ARE UNSURE OF WHICH CATEGORY APPLIES TO YOU, PLEASE CALL OUR CUSTOMER SERVICE CENTER.

You may choose (i) the Standard Death Benefit, (ii) the Annual Ratchet Enhanced Death Benefit, (iii) the 7% Solution Enhanced Death Benefit, or (iv) the Max 7 Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit, the 7% Solution Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 79 years old at the time of purchase. The Annual Ratchet, 7% Solution, and Max 7 Enhanced Death Benefits may not be available where a Contract is held by joint owners.

Base Death Benefit. We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

          1)   the contract value; and

          2)   the cash surrender value.

The STANDARD DEATH BENEFIT equals the GREATER of the Base Death Benefit and the sum of 1) and 2) where:

          1)   is the contract value allocated to Special Funds; and

          2) is the Standard Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds as further described in the prospectus.

ENHANCED DEATH BENEFIT OPTIONS. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Base Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the Enhanced Death Benefits, certain investment portfolios and the Fixed Account are designated as "Special Funds." In addition to the Fixed Account, the investment portfolios designated currently as Special Funds are the Liquid Asset Portfolio and the Limited Maturity Bond Portfolio. Selecting a Special Fund may limit or reduce the enhanced death benefit. You will automatically receive the Standard Death Benefit unless you elect one of the enhanced death benefit options. The enhanced death benefit options are available only at the time you purchase your Contract. The enhanced death benefit options are not available where a Contract is owned by joint owners. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the enhanced death benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the enhanced death benefit. The MGWB rider may also affect the death benefit. See "Minimum Guaranteed Withdrawal Benefit (MGWB) Rider -- Death Benefit during Automatic Periodic Benefit Status."

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Each of the  enhanced  death  benefit  options is based on a minimum  guaranteed death benefit for that option. Please see "Death Benefit Choices" in the prospectus for details on the calculation of the minimum guaranteed death benefit for each enhanced death benefit and further details on the effect of withdrawals and transfers on the calculation of the enhanced death benefits.

The ANNUAL RATCHET ENHANCED DEATH BENEFIT equals the GREATER of:

          1)   the Standard Death Benefit; and

          2) the sum of the contract value allocated to Special Funds and the Annual Ratchet Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds as further described in the prospectus.

The 7% SOLUTION ENHANCED DEATH BENEFIT, equals the GREATER of:

          1)   the Standard Death Benefit;  and

          2) the sum of the contract value allocated to Special Funds and the 7% Solution Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds as further described in the prospectus.

The MAX 7 ENHANCED DEATH BENEFIT equals the GREATER of the 7% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit.

Under this benefit option, the 7% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

Note:In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Keep in mind that selecting a Special Fund may limit or reduce the Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during the period contract value is allocated to a Special Fund.

EARNINGS MULTIPLIER BENEFIT RIDER. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issues ages 75 or under. It may be added at issue of the Contract or on the next contract anniversary following introduction of the rider in a state, if later. The rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, where the rider is added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: 1) the Maximum Base; and 2) the contract value on the date we receive written notice and due proof of death, as well as required claims forms, minus premiums adjusted for withdrawals. If the rider is added to a Contract after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: 1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and 2) the contract value on the date we receive written notice and due proof of death, as well as required claims forms, minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

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There is an extra charge for this feature and once selected, it may not be revoked. The earnings multiplier benefit rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see page 5 for a description of the earnings multiplier benefit rider charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in sections titled "Individual Retirement Annuities," "Taxation of Non-Qualified Contracts," and "Taxation of Qualified Contracts," in the prospectus.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in sections titled "Individual Retirement Annuities," "Taxation of Non-Qualified Contracts," and "Taxation of Qualified Contracts," in the prospectus.

10.  OTHER INFORMATION
     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a refund of your adjusted contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. Also, in some states, you may be entitled to a longer free look period.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the Fixed Account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed.
Keep in mind that a transfer or withdrawal from your Fixed Account may cause a market value adjustment. (See the GoldenSelect Fixed Account I prospectus.) Keep in mind that transfers between Special Funds and Non-Special Funds will impact your death benefit and benefits under an optional benefit rider, if any. Also, a transfer to a Restricted Fund will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. Transfers from Restricted Funds are not limited. If the result of multiple transfers is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit. See "Restricted Funds" in the prospectus for more information.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus for the Contract.

     OPTIONAL RIDERS. Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. You may not add more than one of these three riders to your Contract. There is a separate charge each rider. Once elected, the riders generally may not be cancelled. This means once added the rider may not be removed and charges will be assessed regardless of the performance of your Contract.

THE FOLLOWING DESCRIBES THE OPTIONAL RIDERS FOR CONTRACT OWNERS PURCHASING CONTRACTS ON OR AFTER JANUARY 2, 2001. IF YOU PURCHASED YOUR CONTRACT PRIOR TO THAT DATE, PLEASE SEE APPENDIX D TO THE PROSPECTUS FOR A DESCRIPTION OF THE CALCULATION OF THE OPTIONAL RIDER BENEFITS APPLICABLE UNDER YOUR CONTRACT.

          Minimum Guaranteed Accumulation Benefit (MGAB) Rider. The MGAB is an optional benefit which offers you the ability to receive a one-time adjustment to your contract value in the event your contract value on a specified date is below the MGAB rider guarantee. When added at issue, the MGAB

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      rider guarantees that your contract value will at least equal your initial premium payment at the end of ten years, or, at least equal two times your initial premium payment at the end of twenty years, depending on the waiting period you select, reduced pro-rata for withdrawals and certain transfers. The MGAB rider offers a ten-year option and a twenty-year option, of which you may purchase only one. Investment in Special Funds may limit or reduce the benefits provided under the rider. As is more fully described in the prospectus, rider benefits are generally based on the contract value for allocations to Special Funds. The MGAB rider may offer you protection in the event of a lower contract value that may result from unfavorable investment performance of your Contract. There are exceptions, conditions, eligibility requirements, and important considerations associated with the MGAB rider. See "Optional Riders" in the prospectus for more complete information.

          Minimum Guaranteed Income Benefit (MGIB) Rider. The MGIB rider is an optional benefit which guarantees a minimum amount of income that will be available to you upon annuitization, regardless of fluctuating market conditions. Ordinarily, the amount of income that will be available to you upon annuitization is based upon your contract value, the annuity option you selected and the guaranteed or then current income factors in effect. If you purchase the MGIB rider, the minimum amount of income that will be available to you upon annuitization on the MGIB Benefit Date is the greater of the amounts that are ordinarily available to you under your Contract and the MGIB annuity benefit, which is based on your MGIB Base, the MGIB annuity option you selected and the MGIB guaranteed income factors specified in your rider. Your MGIB Base generally depends on the amount of premiums you pay during the first five contract years after you purchase the rider, when you pay them, accumulated at the MGIB rate, less pro rata adjustments for withdrawals and transfers. Investment in Special Funds may limit or reduce the benefits provided under the rider. As is more fully described in the prospectus, rider benefits are generally based on the contract value for allocations to Special Funds. There are exceptions, conditions, eligibility requirements, and important considerations associated with the MGIB rider. You should read the prospectus for more complete information.

          Minimum Guaranteed Withdrawal Benefit (MGWB) Rider. The MGWB rider is an optional benefit which guarantees that if your contract value is reduced to zero you will receive annual periodic payments, which, when added together, equal all premium payments paid during the first two contract years, less adjustments for any prior withdrawals and adjusted by transfers to Special Funds. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. (Of course, any applicable income and penalty taxes will apply to amounts withdrawn.) Your original Eligible Payment Amount is your premium payments received during the first two contract years. Withdrawals that you make in excess of the above periodic payment amount may substantially reduce the guarantee. Investment in Special Funds may limit or reduce the benefits provided under the rider. As is more fully described in the prospectus, rider benefits are generally based on the contract value for allocations to Special Funds. There are exceptions, conditions, eligibility requirements, and important considerations associated with the MGWB rider. You should read the prospectus for more information.

ADDITIONAL FEATURES. This Contract has other features you may be interested in. These include:

          Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month. It may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the Fixed Account with a 1-year guaranteed interest period. Transfers from the Fixed Account under this program will not be subject to a market value adjustment. See Fixed Account prospectus. If you invest in Restricted Funds, your ability to dollar cost average may be limited. Please see "Transfers Among Your Investments" in the prospectus for more complete information.

          Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. These withdrawals will not result in any surrender charges. Withdrawals from your money in the Fixed Account under this program are not subject to a

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      market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. See Fixed Account prospectus. If you invest in Restricted Funds, your systematic withdrawals may be affected. Please see "Withdrawals" in the prospectus for more complete information.

          Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the Fixed Account are not eligible for automatic rebalancing. See the GoldenSelect Fixed Account I prospectus. If you invest in Restricted Funds, automatic rebalancing may be affected.
      Please see "Transfers Among Your Investments" in the prospectus for more complete information.

11.  Inquiries
If you need more information after reading this profile and the prospectus, please contact us at:

         Customer Service Center
         P.O. Box 2700
         West Chester, Pennsylvania  19380
         (800) 366-0066

or your registered representative.

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--------------------------------------------------------------------------------
   Golden American Life Insurance Company
   Separate Account B of Golden American Life Insurance Company

           Deferred Combination Variable and Fixed Annuity Prospectus

                             GOLDENSELECT ACCESS/R/
--------------------------------------------------------------------------------

                                                               FEBRUARY 12, 2002

         This prospectus describes GoldenSelect Access, a deferred group and individual variable annuity contract (the "Contract") offered by Golden American Life Insurance Company ("Golden American," the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

         The Contract provides a means for you to invest your premium payments in one or more of the available mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

         For Contracts sold in some states, some guaranteed interest periods or subaccounts may not be available. You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states.

         This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated, February 12, 2002, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 2700, West Chester, Pennsylvania 19380 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     AN INVESTMENT IN ANY SUBACCOUNT THROUGH THE GCG TRUST, THE PIMCO VARIABLE INSURANCE TRUST, THE PILGRIM VARIABLE INSURANCE TRUST, THE PRUDENTIAL SERIES FUND, THE PILGRIM VARIABLE PRODUCTS TRUST, THE PROFUNDS, THE AIM VARIABLE INSURANCE FUNDS, THE PIONEER VARIABLE CONTRACTS TRUST OR THE INVESCO VARIABLE INVESTMENT FUNDS, INC. IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

     THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE GCG TRUST, THE PIMCO VARIABLE INSURANCE TRUST, THE PILGRIM VARIABLE INSURANCE TRUST, THE PRUDENTIAL SERIES FUND, THE PILGRIM VARIABLE PRODUCTS TRUST, THE PROFUNDS, THE AIM VARIABLE INSURANCE FUNDS, THE PIONEER VARIABLE CONTRACTS TRUST OR THE INVESCO VARIABLE INVESTMENT FUNDS, INC.


         A LIST OF THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED
                           ON THE BACK OF THIS COVER.
--------------------------------------------------------------------------------

ACC - 121360

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     The investment portfolios available under your Contract and the portfolio managers are:

  A I M CAPITAL MANAGEMENT, INC.                                  SALOMON BROTHERS ASSET MANAGEMENT, INC
       Capital Appreciation Series                                     All Cap Series
       Strategic Equity Series                                         Investors Series
  ALLIANCE CAPITAL MANAGEMENT L. P.                               T. ROWE PRICE ASSOCIATES, INC.
       Capital Growth Series                                           Equity Income Series
  BARING INTERNATIONAL INVESTMENT LIMITED                              Fully Managed Series
    (AN AFFILIATE)                                                VAN KAMPEN
       Developing World Series                                         Real Estate Series
       Hard Assets Series                                              Rising Dividends Series
  CAPITAL GUARDIAN TRUST COMPANY                                  PACIFIC INVESTMENT MANAGEMENT COMPANY
       Large Cap Value Series                                          PIMCO High Yield Bond Portfolio
       Managed Global Series                                           PIMCO StocksPLUS Growth and Income Portfolio
       Small Cap Series                                           JENNISON ASSOCIATES LLC
  EAGLE ASSET MANAGEMENT, INC                                          Prudential Jennison Portfolio
       Value Equity Series                                             SP Jennison International Growth Portfolio
  FIDELITY MANAGEMENT & RESEARCH COMPANY                          ING PILGRIM INVESTMENTS, LLC
       Asset Allocation Growth Series                               (AN AFFILIATE)
       Diversified Mid-Cap Series                                      Pilgrim VIT Worldwide Growth
  GOLDMAN SACHS ASSET MANAGEMENT                                         (formerly Pilgrim Global Brand Names Fund)
       Internet TollkeeperSM Series                                    Pilgrim VP MagnaCap Portfolio
  ING INVESTMENT MANAGEMENT, LLC                                       Pilgrim VP SmallCap Opportunities Portfolio
    (AN AFFILIATE)                                                     Pilgrim VP Growth Opportunities Portfolio
       Limited Maturity Bond Series                               PROFUND ADVISORS LLC
       Liquid Asset Series                                             ProFund VP Bull
  ING PILGRIM INVESTMENTS, LLC                                         ProFund VP Europe 30
    (AN AFFILIATE)                                                     ProFund VP Small-Cap
       International Equity Series                                A I M ADVISORS, INC.
  JANUS CAPITAL CORPORATION                                            AIM V.I. Dent Demographic Trends Fund
       Growth Series                                              PIONEER INVESTMENT MANAGEMENT, INC.
       Growth and Income Series                                        Pioneer Fund VCT Portfolio
       Special Situations Series                                       Pioneer Mid-Cap Value VCT Portfolio
  MASSACHUSETTS FINANCIAL SERVICES COMPANY                        INVESCO FUNDS GROUP, INC.
       Mid-Cap Growth Series                                           INVESCO VIF-- Financial Services Fund
       Research Series                                                 INVESCO VIF-- Health Sciences Fund
       Total Return Series                                             INVESCO VIF-- Utilities Fund
  PACIFIC INVESTMENT MANAGEMENT COMPANY
       Core Bond Series
         (formerly Global Fixed Income Series)

ACC - 121360

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--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                       PAGE

         Index of Special Terms.....................................      1
         Fees and Expenses..........................................      2
         Performance Information....................................     11
               Accumulation Unit....................................     11
               Net Investment Factor................................     11
               Condensed Financial Information......................     12
               Financial Statements.................................     12
               Performance Information..............................     12
         Golden American Life Insurance Company.....................     13
         The Trusts.................................................     13
         Golden American Separate Account B.........................     14
         The Investment Portfolios..................................     15
               Investment Objectives................................     15
               Investment Management Fees...........................     20
               Restricted Funds.....................................     22
         Special Funds..............................................     23
         The Annuity Contract.......................................     23
               Contract Date and Contract Year .....................     23
               Annuity Start Date...................................     23
               Contract Owner.......................................     23
               Annuitant............................................     24
               Beneficiary..........................................     24
               Purchase and Availability of the Contract............     25
               Crediting of Premium Payments........................     25
               Administrative Procedures............................     27
               Contract Value.......................................     27
               Cash Surrender Value.................................     27
               Surrendering to Receive the Cash Surrender Value.....     27
               The Subaccounts......................................     28
               Addition, Deletion or Substitution of Subaccounts
                   and Other Changes................................     28
               The Fixed Account....................................     28
               Optional Riders......................................     28
                   Rider Date.......................................     29
                   No Cancellation..................................     29
                   Termination......................................     29
                   Minimum Guaranteed Accumulation Benefit Rider....     29
                   Minimum Guaranteed Income Benefit Rider..........     31
                   Minimum Guaranteed Withdrawal Benefit Rider......     34
               Other Contracts......................................     36
               Other Important Provisions...........................     36
         Withdrawals................................................     37
               Regular Withdrawals..................................     37
               Systematic Withdrawals...............................     37
               IRA Withdrawals......................................     39
         Transfers Among Your Investments...........................     40
               Transfers by Third Parties...........................     40
               Dollar Cost Averaging................................     41
               Automatic Rebalancing................................     42

ACC - 121360                           i

--------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
--------------------------------------------------------------------------------


                                                                        PAGE

         Death Benefit Choices......................................     42
               Death Benefit During the Accumulation Phase..........     42
                   Standard Death Benefit...........................     44
                   Enhanced Death Benefit Options...................     44
                   Earnings Multiplier Benefit Rider................     46
               Death Benefit During the Income Phase................     47
               Continuation After Death-- Spouse....................     47
               Continuation After Death-- Non Spouse................     47
               Required Distributions Upon Contract Owner's Death...     48
         Charges and Fees...........................................     48
               Charge Deduction Subaccount..........................     49
               Charges Deducted from the Contract Value.............     49
                   No Surrender Charge..............................     49
                   Premium Taxes....................................     49
                   Administrative Charge............................     49
                   Transfer Charge..................................     49
               Charges Deducted from the Subaccounts................     49
                   Mortality and Expense Risk Charge................     49
                   Asset-Based Administrative Charge................     49
                   Earnings Multiplier Benefit Charge...............     50
                   Optional Rider Charges...........................     50
               Trust Expenses.......................................     51
         The Annuity Options........................................     51
               Annuitization of Your Contract.......................     51
               Selecting the Annuity Start Date.....................     52
               Frequency of Annuity Payments........................     52
               The Annuity Options..................................     52
                   Income for a Fixed Period........................     52
                   Income for Life with a Period Certain............     52
                   Joint Life Income................................     53
                   Annuity Plan.....................................     53
               Payment When Named Person Dies.......................     53
         Other Contract Provisions..................................     53
               Reports to Contract Owners...........................     53
               Suspension of Payments...............................     53
               In Case of Errors in Your Application................     53
               Assigning the Contract as Collateral.................     54
               Contract Changes-Applicable Tax Law..................     54
               Free Look............................................     54
               Group or Sponsored Arrangements......................     54
               Selling the Contract.................................     54
         Other Information..........................................     55
               Voting Rights........................................     55
               State Regulation.....................................     56
               Legal Proceedings....................................     56
               Legal Matters........................................     56
               Experts..............................................     56

ACC - 121360                           ii

--------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
--------------------------------------------------------------------------------


                                                                       PAGE

         Federal Tax Considerations.................................     56
         Statement of Additional Information
            Table of Contents.......................................     64
         Appendix A
            Condensed Financial Information.........................     A1
         Appendix B
            Withdrawal Adjustment for 7% Solution Death
               Benefit Examples.....................................     B1
         Appendix C
            Death Benefits for Pre-2000, Yr-2000, or Yr-2001
               Contract Owners......................................     C1
         Appendix D
            Optional Rider Benefits for Pre-2000 and Yr-2000
               Contract Owners......................................     D1

ACC - 121360                           iii

                        This page intentionally left blank.

--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                            PAGE
Accumulation Unit                                        11
Annual Ratchet Enhanced Death Benefit                    47
Annuitant                                                27
Annuity Start Date                                       26
Cash Surrender Value                                     30
Contract Date                                            26
Contract Owner                                           26
Contract Value                                           29
Contract Year                                            26
Earnings Multiplier Benefit                              47
Fixed Interest Allocation                                22
Market Value Adjustment                                  24
Max 7 Enhanced Death Benefit                             47
Net Investment Factor                                    11
Restricted Fund                                          22
Rider Date                                               31
7% Solution Enhanced Death Benefit                       46
Special Fund                                             25
Standard Death Benefit                                   45



The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS            CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value                 Index of Investment Experience
Annuity Start Date                      Annuity Commencement Date
Contract Owner                          Owner or Certificate Owner
Contract Value                          Accumulation Value
Transfer Charge                         Excess Allocation Charge
Fixed Interest Allocation               Fixed Allocation
Free Look Period                        Right to Examine Period
Guaranteed Interest Period              Guarantee Period
Subaccount(s)                           Division(s)
Net Investment Factor                   Experience Factor
Regular Withdrawals                     Conventional Partial Withdrawals
Withdrawals                             Partial Withdrawals

ACC - 121360                           1

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------


CONTRACT OWNER TRANSACTION EXPENSES*

       Surrender Charge.......................  None

       Transfer Charge........................  $25 per transfer, if you make more than 12 transfers in a contract year **

       * If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

       ** We currently do not impose this charge, but may do so in the future.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE*

       Administrative Charge..................  $40

       (We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.) * We deduct this charge on each contract anniversary and on surrender.

SEPARATE ACCOUNT ANNUAL CHARGES*

   -------------------------------------------------------------------------------------------------------------
                                              STANDARD                     ENHANCED DEATH BENEFITS
                                            DEATH BENEFIT         ANNUAL RATCHET      7% SOLUTION      MAX 7
   -------------------------------------------------------------------------------------------------------------
    Mortality & Expense Risk Charge**           1.65%                 1.90%              2.00%         2.10%
    Asset-Based Administrative Charge           0.15%                 0.15%              0.15%         0.15%
        Total                                   1.80%                 2.05%              2.15%         2.25%
   -------------------------------------------------------------------------------------------------------------


       * As a percentage of average daily assets in each subaccount. The mortality and expense risk charge and the asset-based administrative charge are deducted daily.

       ** These charges are applicable to May-2001 contract owners. Please see Appendix C for the mortality and expense risk charges applicable to Pre-2000, Yr-2000, and Yr-2001 contract owners.

EARNINGS MULTIPLIER BENEFIT RIDER CHARGE*

     Quarterly Charge.........................  0.075% of contract value (0.30% annually)

       * We deduct the rider charge from the subaccounts in which you are invested on each quarterly contract anniversary and pro rata on termination of the Contract; if the value in the subaccounts is insufficient, the rider charge will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

ACC - 121360                           2

OPTIONAL RIDER CHARGES*

       Minimum Guaranteed Accumulation Benefit rider:

                Waiting Period                         Quarterly Charge
                --------------                         ----------------
                10 Year..........................      0.125% of the MGAB Charge Base(1)  (0.50% annually)
                20 Year..........................      0.125% of the MGAB Charge Base    (0.50% annually)

       Minimum Guaranteed Income Benefit rider:

                MGIB Rate                              Quarterly Charge
                ---------                              ----------------
                7%...............................      0.125% of the MGIB Charge Base(2)  (0.50% annually)

       Minimum Guaranteed Withdrawal Benefit rider:

                Quarterly Charge
                ----------------
                0.125% of the MGWB Eligible Payment Amount(3)   (0.50% annually)

       * We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro rata on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

       (1) The MGAB Charge Base is the total of premiums added during the 2-year period commencing on the rider date if you purchase the rider on the contract date, or, your contract value on the rider date plus premiums added during the 2-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro rata for transfers made during the three year period before the MGAB Benefit Date. The MGAB Charge Base is tracked separately for Special and Non-Special Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers may reduce the Charge Base by more than the amount withdrawn or transferred.

       (2) The MGIB Charge Base generally depends on the amount of premiums you pay during the first five contract years after you purchase the rider, when you pay them, less a pro rata deduction for any withdrawal made while the MGIB rider is in effect and accumulated at the MGIB Rate (7%). The MGIB Charge Base is tracked separately for Special and Non-Special Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers between Special and Non-Special Funds may reduce the MGIB Charge Base by more than the amount withdrawn or transferred.

       (3) The MGWB Eligible Payment Amount is (i) the total of premiums paid during the 2-year period commencing on the rider date if you purchase the rider on the contract date; or (ii) your contract value on the rider date plus subsequent premiums paid during the two-year period commencing on the rider date.

ACC - 121360                           3

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -----------------------------------------------------------------------------
                                      MANAGEMENT         OTHER          TOTAL
      PORTFOLIO                         FEE(1)        EXPENSES(2)    EXPENSES(3)
   -----------------------------------------------------------------------------
     Liquid Asset                        0.54%           0.01%           0.55%
     Limited Maturity Bond               0.54%           0.01%           0.55%
     Core Bond                           1.00%           0.01%           1.01%
     Fully Managed                       0.94%           0.01%           0.95%
     Total Return                        0.88%           0.01%           0.89%
     Asset Allocation Growth             1.00%           0.01%           1.01%
     Equity Income                       0.94%           0.01%           0.95%
     All Cap                             1.00%           0.01%           1.01%
     Growth and Income                   1.10%           0.01%           1.11%
     Real Estate                         0.94%           0.01%           0.95%
     Value Equity                        0.94%           0.01%           0.95%
     Investors                           1.00%           0.01%           1.01%
     International Equity                1.25%           0.01%           1.26%
     Rising Dividends                    0.94%           0.01%           0.95%
     Managed Global                      1.25%           0.01%           1.26%
     Large Cap Value                     1.00%           0.01%           1.01%
     Hard Assets                         0.94%           0.01%           0.95%
     Diversified Mid-Cap                 1.00%           0.01%           1.01%
     Research                            0.88%           0.01%           0.89%
     Capital Growth                      0.99%           0.01%           1.00%
     Capital Appreciation                0.94%           0.01%           0.95%
     Small Cap                           0.94%           0.01%           0.95%
     Mid-Cap Growth                      0.88%           0.01%           0.89%
     Strategic Equity                    0.94%           0.01%           0.95%
     Special Situations                  1.10%           0.01%           1.11%
     Growth                              0.99%           0.01%           1.00%
     Developing World                    1.75%           0.01%           1.76%
     Internet Tollkeeper                 1.85%           0.01%           1.86%
   -----------------------------------------------------------------------------

       (1) Fees decline as the total assets of certain combined portfolios increase. See the prospectus for the GCG Trust for more information.

       (2) Other expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets. Other expenses are based on actual expenses for the year ended December 31, 2000, except for (i) portfolios that commenced operations in 2000 and 2001, and (ii) newly formed portfolios where the charges have been estimated.

       (3) Total Expenses are based on actual expenses for the fiscal year ended December 31, 2000.

ACC - 121360                           4

THE PIMCO VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

   --------------------------------------------------------------------------------------------------------------------------
                                                                                   OTHER EXPENSES         TOTAL EXPENSES
                                      MANAGEMENT       SERVICE       OTHER          AFTER EXPENSE         AFTER EXPENSE
     PORTFOLIO                            FEE            FEE      EXPENSES(1)     REIMBURSEMENT(2)       REIMBURSEMENT(2)
   --------------------------------------------------------------------------------------------------------------------------
     PIMCO High Yield Bond               0.25%          0.15%        0.35%              0.35%                  0.75%
     PIMCO StocksPLUS Growth and
        Income                           0.40%          0.15%        0.11%              0.10%                  0.65%
   --------------------------------------------------------------------------------------------------------------------------

       (1) "Other Expenses" reflects a 0.35% administrative fee for the High Yield Bond Portfolio and a 0.10% administrative fee and 0.01% representing organizational expenses and pro rata Trustees' fees for the StocksPLUS Growth and Income Portfolio.

       (2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.65% of average daily net assets for the PIMCO High Yield Bond and StocksPLUS Growth and Income Portfolios, respectively. Without such reductions, Total Annual Expenses for the fiscal year ended December 31, 2000 would have been 0.75% and 0.66% for the PIMCO High Yield Bond and StocksPLUS Growth and Income Portfolios, respectively. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

PILGRIM VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                    INVESTMENT                                    TOTAL                        TOTAL NET
                                    MANAGEMENT        12B-1        OTHER        PORTFOLIO       WAIVER BY      PORTFOLIO
      PORTFOLIO                         FEE            FEE       EXPENSES       EXPENSES       ADVISER(2)      EXPENSES
   -------------------------------------------------------------------------------------------------------------------------
     Pilgrim VIT Worldwide
         Growth                       1.00%          0.25%        1.72%          2.97%           1.74%          1.23%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The table shows the estimated operating expenses for the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for its most recent complete fiscal year and fee waivers to which the Adviser has agreed for the Portfolio.

       (2) ING Pilgrim Investments, LLC, upon becoming the Portfolio's Investment Manager, assumed all rights, responsibilities and obligations of its predecessor, ING Mutual Funds Management Co. LLC. ING Mutual Funds Management Co. LLC, entered into a written expense limitation agreement with the Portfolio, under which the Portfolio's Investment Manager will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible reimbursement to the Portfolio's Investment Manager within three years. The amount of the Portfolio's expenses waived or reimbursed during 2000 by the Portfolio's Investment Manager is shown under the heading
             "Waiver by Adviser." The expense limits are expected to continue through at least December 31, 2002.

THE PRUDENTIAL SERIES FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   ------------------------------------------------------------------------------------------
                                    MANAGEMENT                       OTHER           TOTAL
     PORTFOLIO                          FEE       12B-1 FEE(1)    EXPENSES(2)     EXPENSES(2)
   ------------------------------------------------------------------------------------------
     Prudential Jennison               0.60%          0.25%          0.19%           1.04%
     SP Jennison International
     Growth                            0.85%          0.25%          0.54%           1.64%
   ------------------------------------------------------------------------------------------

       (1) The 12b-1 fees for the Prudential Jennison Portfolio and the SP Jennison International Growth Portfolio are imposed to enable the portfolios to recover certain sales expenses, including compensation to broker-dealers, the cost of printing prospectuses for delivery to prospective investors and advertising

ACC - 121360                           5
             costs for the portfolio. Over a long period of time, the total amount of 12b-1 fees paid may exceed the amount of sales charges imposed by the product.

       (2) Since the SP Jennison International Growth Portfolio had not commenced operations as of December 31, 1999, expenses as shown are based on estimates of the portfolio's operating expenses for the portfolio's first fiscal year.

PILGRIM VARIABLE PRODUCTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                    INVESTMENT                                    TOTAL                        TOTAL NET
                                    MANAGEMENT       SERVICE       OTHER        PORTFOLIO      WAIVERS BY      PORTFOLIO
      PORTFOLIO                        FEES           FEES      EXPENSES(2)      EXPENSES      ADVISER(3)     EXPENSES(3)
   -------------------------------------------------------------------------------------------------------------------------
     Pilgrim VP MagnaCap               0.75%          0.25%        7.15%          8.15%           7.05%          1.10%
     Pilgrim VP SmallCap
         Opportunities                 0.75%          0.25%        0.23%          1.23%           0.13%          1.10%
     Pilgrim VP Growth
     Opportunities                     0.75%          0.25%        1.44%          2.44%           1.34%          1.10%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The table shows the estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for Class R shares for the fiscal year 2000 and fee waivers to which ING Pilgrim Investments, LLC, the Portfolios' Adviser, has agreed for each Portfolio.

       (2) Because Class S shares are new for each Portfolio, the Other Expenses for each Portfolio are based on Class R expenses of the Portfolio.

       (3) ING Pilgrim Investments, LLC has entered into written expense limitation agreements with each Portfolio which it advises under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible reimbursement to ING Pilgrim Investments, LLC within three years. The expense limit for each such Portfolio is shown as "Total Net Portfolio Expenses." For each Portfolio, the expense limits are expected to continue through at least December 31, 2001.

PROFUNDS ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -----------------------------------------------------------------------------------------------------------------------
                                          MANAGEMENT                                   OTHER                TOTAL
     PORTFOLIO                                FEE               12B-1 FEE           EXPENSES(2)          EXPENSES(2)
   -----------------------------------------------------------------------------------------------------------------------
     ProFund VP Bull                         0.75%                0.25%                0.80%                1.80%
     ProFund VP Small-Cap                    0.75%                0.25%                0.80%                1.80%
     ProFund VP Europe 30(1)                 0.75%                0.25%                0.75%                1.75%
   -----------------------------------------------------------------------------------------------------------------------

       (1) Management fees and expenses for the ProFund VP Europe 30 are for the 12-month period ending December 12, 2000.

       (2) Other expenses for the ProFund VP Bull and ProFund VP Small-Cap are estimates as these ProFund Portfolios had not commenced operations as of December 31, 2000.

ACC - 121360                           6

AIM VARIABLE INSURANCE FUNDS ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1)(2):

   -------------------------------------------------------------------------------------------------------------------------
                                                                             TOTAL    FEE WAIVER AND EXPENSE   TOTAL NET
                                  MANAGEMENT       12B-1       OTHER       PORTFOLIO      REIMBURSEMENTS       PORTFOLIO
      PORTFOLIO                      FEES          FEES       EXPENSES     EXPENSES                            EXPENSES
   -------------------------------------------------------------------------------------------------------------------------
     AIM V.I. Dent Demographic
     Trends                          0.85%         0.25%       0.61%         1.71%            0.26%              1.45%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Figures shown in the table are estimates for the current year and are expressed as a percentage of the Portfolio's average daily net assets.

       (2) The Portfolio's adviser has contractually agreed to waive advisory fees (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to the extent necessary to limit the total of the Management Fees and Other Expenses to 1.30%. Further the Portfolio's distributor has agreed to reimburse Rule 12b-1 Distribution Plan fees to the extent necessary to limit Total Net Portfolio Expenses to 1.45%.

PIONEER VARIABLE CONTRACTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                                INVESTMENT                                                    TOTAL
                                                MANAGEMENT              12B-1              OTHER            PORTFOLIO
      PORTFOLIO                                     FEE                  FEE             EXPENSES            EXPENSES
   -------------------------------------------------------------------------------------------------------------------------
     Pioneer Fund VCT                              0.65%                0.25%              0.03%              0.93%
     Pioneer Mid-Cap Value VCT                     0.65%                0.25%              0.11%              1.01%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Fees and expenses based on portfolio's latest fiscal year ended December 31, 2000.

INVESCO VARIABLE INVESTMENT FUNDS, INC. ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                 MANAGEMENT             12B-1              OTHER              TOTAL
      PORTFOLIO                                     FEES               FEES(1)        EXPENSES(2)(3)         EXPENSES
   -------------------------------------------------------------------------------------------------------------------------
     INVESCO VIF-- Financial Services               0.75%               0.00%              0.34%              1.09%
     INVESCO VIF-- Health Sciences                  0.75%               0.00%              0.32%              1.07%
     INVESCO VIF-- Utilities                        0.60%               0.00%              0.81%              1.41%
   -------------------------------------------------------------------------------------------------------------------------

          (1) Although the Funds may deduct a distribution or 12b-1 fee, the Funds currently do not.

          (2) The Funds' actual Other Expenses and Total Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset agreement.

          (3) Certain expenses of the Funds were absorbed voluntarily by INVESCO Funds Group Inc. ("INVESCO") pursuant to a commitment between the Funds and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the INVESCO VIF - Financial Services and the INVESCO VIF - Health Sciences portfolios' Other Expenses and Total Expenses for the fiscal year ended December 31, 2000 were reduced by insignificant amounts. For the INVESCO VIF - Utilities portfolio, after absorption, but excluding any expense offset arrangements, the portfolio's Other Expenses and Total Expenses for the fiscal year ended December 31, 2000 were 0.62% and 1.22%, respectively.

The purpose of the foregoing tables is to help you understand the various costs and expenses that you will bear directly and indirectly. See the prospectuses of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust, the ProFunds, the AIM Variable Insurance Funds, the Pioneer Variable Contracts Trust and the INVESCO

ACC - 121360                           7

Variable Investment Funds, Inc. for additional information on management or advisory fees and in some cases on other portfolio expenses.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

The following two examples are designed to show you the expenses you would pay on a $1000 investment that earns 5% annually if you are a May-2001 contract owner. Each example assumes election of the Max 7 Enhanced Death Benefit. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge, and an annual contract administrative charge as an annual charge of 0.05% of assets (based on an average contract value of $75,000). Example 1 also assumes you elected the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. In addition, Example 1 assumes you elected an optional benefit rider with the highest cost, an assumed charge of 0.75% annually, where the rider base is equal to the initial premium and increases by 7% annually and assumes the rider charge is assessed each quarter on a base equal to the hypothetical $1,000 premium increasing at 7% per year. The annual charge of 0.75% results from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 0.75% represents an annual charge over the 10-year period which is equivalent to an increasing charge of 0.125% per quarter over the same period. Each example also assumes that any applicable expense reimbursements of underlying portfolio expenses will continue for the periods shown. If the Standard Death Benefit, the Annual Ratchet Enhanced Death Benefit, or the 7% Solution Enhanced Death Benefit is elected instead of the Max 7 Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples.

Please see Appendix C for expense examples applicable to Pre-2000, Yr-2000, and Yr-2001 contract owners.

ACC - 121360                           8

Example 1:

If you elected both the earnings multiplier benefit rider and another optional benefit rider with the highest charge, you would pay the following expenses for each $1,000 invested, whether or not you surrender your Contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        THE GCG TRUST
        Liquid Asset                                       $39              $119             $200              $412
        Limited Maturity Bond                              $39              $119             $200              $412
        Core Bond                                          $44              $132             $222              $450
        Fully Managed                                      $43              $130             $219              $445
        Total Return                                       $43              $129             $216              $440
        Asset Allocation Growth                            $44              $132             $222              $450
        Equity Income                                      $43              $130             $219              $445
        All Cap                                            $44              $132             $222              $450
        Growth and Income                                  $45              $135             $226              $458
        Real Estate                                        $43              $130             $219              $445
        Value Equity                                       $43              $130             $219              $445
        Investors                                          $44              $132             $222              $450
        International Equity                               $46              $139             $233              $470
        Rising Dividends                                   $43              $130             $219              $445
        Managed Global                                     $46              $139             $233              $470
        Large Cap Value                                    $44              $132             $222              $450
        Hard Assets                                        $43              $130             $219              $445
        Diversified Mid-Cap                                $44              $132             $222              $450
        Research                                           $43              $129             $216              $440
        Capital Growth                                     $44              $132             $221              $449
        Capital Appreciation                               $43              $130             $219              $445
        Small Cap                                          $43              $130             $219              $445
        Mid-Cap Growth                                     $43              $129             $216              $440
        Strategic Equity                                   $43              $130             $219              $445
        Special Situations                                 $45              $135             $226              $458
        Growth                                             $44              $132             $221              $449
        Developing World                                   $51              $153             $255              $508
        Internet Tollkeeper                                $52              $156             $259              $516

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $41              $125             $210              $429
        PIMCO StocksPLUS Growth and Income                 $40              $122             $206              $421

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $46             $138              $231              $468

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $44             $133              $223              $453
        SP Jennison International Growth                   $50             $150              $250              $499

        PILGRIM VARIABLE PRODUCTS TRUST
        Pilgrim VP MagnaCap                                $45             $135              $226              $457
        Pilgrim VP SmallCap Opportunities                  $45             $135              $226              $457
        Pilgrim VP Growth Opportunities                    $45             $135              $226              $457

        PROFUNDS
        ProFund VP Bull                                    $51             $154              $257              $511
        ProFund VP Small-Cap                               $51             $154              $257              $511
        ProFund VP Europe 30                               $51             $153              $254              $507
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           9

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $48              $144             $241              $485

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $43              $130             $218              $444
        Pioneer Mid-Cap Value VCT                          $44              $132             $222              $450

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $45              $134             $225              $457
        INVESCO VIF-- Health Sciences                      $44              $134             $224              $455
        INVESCO VIF-- Utilities                            $48              $143             $239              $482
      --------------------------------------------------------------------------------------------------------------------


Example 2:

If you did not elect the earnings multiplier benefit rider or any other optional benefit rider, you would pay the following expenses for each $1,000 invested, whether or not you surrender your contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        THE GCG TRUST
        Liquid Asset                                       $29              $ 88             $150              $318
        Limited Maturity Bond                              $29              $ 88             $150              $318
        Core Bond                                          $33              $102             $173              $360
        Fully Managed                                      $33              $100             $170              $355
        Total Return                                       $32              $ 98             $167              $349
        Asset Allocation Growth                            $33              $102             $173              $360
        Equity Income                                      $33              $100             $170              $355
        All Cap                                            $33              $102             $173              $360
        Growth and Income                                  $34              $105             $177              $369
        Real Estate                                        $33              $100             $170              $355
        Value Equity                                       $33              $100             $170              $355
        Investors                                          $33              $102             $173              $360
        International Equity                               $36              $109             $185              $383
        Rising Dividends                                   $33              $100             $170              $355
        Managed Global                                     $36              $109             $185              $383
        Large Cap Value                                    $33              $102             $173              $360
        Hard Assets                                        $33              $100             $170              $355
        Diversified Mid-Cap                                $33              $102             $173              $360
        Research                                           $32              $ 98             $167              $349
        Capital Growth                                     $33              $102             $172              $359
        Capital Appreciation                               $33              $100             $170              $355
        Small Cap                                          $33              $100             $170              $355
        Mid-Cap Growth                                     $32              $ 98             $167              $349
        Strategic Equity                                   $33              $100             $170              $355
        Special Situations                                 $34              $105             $177              $369
        Growth                                             $33              $102             $172              $359
        Developing World                                   $41              $124             $208              $426
        Internet Tollkeeper                                $42              $126             $212              $434

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $31              $ 94             $160              $336
        PIMCO StocksPLUS Growth and Income                 $30              $ 91             $155              $327
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           10

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $36             $108              $183              $380

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $34             $103              $174              $363
        SP Jennison International Growth                   $40             $120              $202              $416

        PILGRIM VARIABLE PRODUCTS TRUST
        Pilgrim VP MagnaCap                                $34             $104              $177              $368
        Pilgrim VP SmallCap Opportunities                  $34             $104              $177              $368
        Pilgrim VP Growth Opportunities                    $34             $104              $177              $368

        PROFUNDS
        ProFund VP Bull                                    $41             $125              $210              $429
        ProFund VP Small-Cap                               $41             $125              $210              $429
        ProFund VP Europe 30                               $41             $123              $207              $425

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $38              $115             $193              $399

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $33              $ 99             $169              $353
        Pioneer Mid-Cap Value VCT                          $33              $102             $173              $360

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $34              $104             $176              $368
        INVESCO VIF-- Health Sciences                      $34              $104             $176              $366
        INVESCO VIF-- Utilities                            $37              $113             $192              $396
      --------------------------------------------------------------------------------------------------------------------

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT. Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

          1) We take the net asset value of the subaccount at the end of each business day.

          2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

ACC - 121360                           11

          3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

          4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount. Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Tables containing (i) the accumulation unit value history of each subaccount of Golden American Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A -- Condensed Financial Information. In the future, we present four sets of tables to reflect the varying death benefits and mortality expense risk charges, which affect the accumulation unit values.

FINANCIAL STATEMENTS

The audited financial statements of Separate Account B for the year ended December 31, 2000 are included in the Statement of Additional Information. The unaudited condensed financial statements of Golden American for the nine months ended September 30, 2001, and the audited consolidated financial statements of Golden American for the years ended December 31, 2000, 1999 and 1998 are included in this prospectus.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender and the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper

ACC - 121360                           12

Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and
(iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the style-box assignments for any subaccount, the risk rank of any subaccount relative to any other subaccount and the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.


Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa"). Equitable of Iowa is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), which is authorized to sell annuities in New York and Delaware. Golden American's consolidated financial statements appear in this prospectus. It is anticipated that First Golden will be merged into ReliaStar Life Insurance Company of New York, another wholly owned subsidiary of ING and an affiliate, on April 1, 2002 or shortly thereafter.

Equitable of Iowa is the holding company for Golden American, Directed Services, Inc., the investment manager of the GCG Trust and the distributor of the Contracts, and other interests. ING also owns ING Pilgrim Investments, LLC, a portfolio manager of the GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns:
Baring International Investment Limited, another portfolio manager of the GCG Trust, and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

--------------------------------------------------------------------------------
                                   THE TRUSTS
--------------------------------------------------------------------------------

The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by Golden American and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with Golden American. Pending SEC approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans. The address of the GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.

The PIMCO Variable Insurance Trust is also a mutual fund whose shares are available to separate accounts of insurance companies, including Golden American, for both variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. The address of the PIMCO Variable Insurance Trust is 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

The Pilgrim Variable Insurance Trust (formerly the ING Variable Insurance Trust) is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of Pilgrim Variable Insurance Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004.

ACC - 121360                           13

The Prudential Series Fund, Inc. is also a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance polices offered by The Prudential Insurance Company of America, its affiliated insurers and other life insurance companies not affiliated with Prudential, including Golden American. The address of the Prudential Series Fund is 751 Broad Street, Newark, NJ 07102.

The Pilgrim Variable Products Trust is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of Pilgrim Variable Products Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004.

The ProFunds is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of ProFunds is 3435 Stelzer Road, Suite 1000, PO Box 182100, Columbus, OH 43218-2000.

The AIM Variable Insurance Funds is also a mutual fund whose shares are available to separate accounts of life insurance companies, including Golden American. The address of AIM Variable Insurance Funds is 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

The Pioneer Variable Contracts Trust is also a mutual fund whose shares are available to separate accounts of life insurance companies, including Golden American. The address of Pioneer Variable Contracts Trust is 60 State Street, Boston, MA 02109.

INVESCO Variable Investment Funds, Inc. is also a mutual fund whose shares are available to separate accounts of life insurance companies, including Golden American. The address of the INVESCO Variable Investment Funds, Inc. is 7800 East Union Avenue, Denver, CO.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Pilgrim Variable Products Trust, the ProFunds, the AIM Variable Insurance Funds, the Pioneer Variable Contracts Trust, the Boards of Directors of the Prudential Series
Fund, the INVESCO Variable Investment Funds, Inc., and the management of Directed Services, Inc., Pacific Investment Management Company,
The Prudential Insurance Company of America, ING Pilgrim
Investments, LLC, ProFunds Advisors LLC, A I M Advisors, Inc., Pioneer Investment Management, Inc. and INVESCO Funds Group, Inc. and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise.

YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE GCG TRUST, THE PIMCO VARIABLE INSURANCE TRUST, THE PILGRIM VARIABLE INSURANCE TRUST, THE PRUDENTIAL SERIES FUND, THE PILGRIM VARIABLE PRODUCTS TRUST, THE PROFUNDS, THE AIM VARIABLE INSURANCE FUNDS, THE PIONEER VARIABLE CONTRACTS TRUST AND THE INVESCO VARIABLE INVESTMENT FUNDS, INC. IN THE ACCOMPANYING PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THEM CAREFULLY BEFORE INVESTING.

--------------------------------------------------------------------------------
                       GOLDEN AMERICAN SEPARATE ACCOUNT B
--------------------------------------------------------------------------------

Golden American Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust the ProFunds, the AIM Variable Insurance Funds, the Pioneer Variable Contracts Trust, or the INVESCO Variable Investment Funds, Inc.

ACC - 121360                           14

Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

--------------------------------------------------------------------------------
                            THE INVESTMENT PORTFOLIOS
--------------------------------------------------------------------------------

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios listed in the section below. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

INVESTMENT OBJECTIVES

The investment objective of each investment portfolio is set forth below. You should understand that there is no guarantee that any portfolio will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio managers anticipate changing economic and market conditions. Separate Account B also has other subaccounts investing in other portfolios which are not available to the Contract described in this prospectus. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE INVESTMENT PORTFOLIOS IN THE PROSPECTUSES FOR THE GCG TRUST, THE PIMCO VARIABLE INSURANCE TRUST, THE PILGRIM VARIABLE INSURANCE TRUST, THE PRUDENTIAL SERIES FUND, THE PILGRIM VARIABLE PRODUCTS TRUST, THE PROFUNDS, THE AIM VARIABLE INSURANCE FUNDS, THE PIONEER VARIABLE CONTRACTS TRUST, AND THE INVESCO VARIABLE INVESTMENT FUNDS, INC. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      --------------------------------------------------------------------------

      THE GCG TRUST
      Liquid Asset                           Seeks high level of current income
                                             consistent  with the  preservation
                                             of capital and liquidity.

                                             Invests primarily in obligations
                                             of the U.S.  Government and its
                                             agencies and instrumentalities,
                                             bank obligations, commercial
                                             paper and short-term corporate
                                             debt securities.  All securities
                                             will  mature in less than one
                                             year.
                                             -----------------------------------

      Limited Maturity Bond                  Seeks highest current
                                             income consistent with low risk to
                                             principal and liquidity. Also seeks
                                             to enhance its total return through
                                             capital appreciation when market
                                             factors, such as falling interest
                                             rates and rising bond prices,
                                             indicate that capital appreciation
                                             may be available without
                                             significant risk to principal.

                                             Invests primarily in diversified
                                             limited maturity debt securities
                                             with average maturity dates of five
                                             years or shorter and in no cases
                                             more than seven years.
                                             -----------------------------------

ACC - 121360                           15

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      --------------------------------------------------------------------------

      CoreBond (formerly                     Seeks maximum total return,
          Global Fixed Income)               consistent with preservation of
                                             capital and  prudent investment
                                             management.

                                             Invests primarily in a diversified
                                             portfolio of fixed income
                                             instruments of varying maturities.
                                             The average portfolio duration of
                                             the Portfolio normally varies
                                             within a three- to six-year time
                                             frame.
                                             -----------------------------------

      Fully Managed                          Seeks, over the long term,
                                             a high total investment return
                                             consistent with the preservation of
                                             capital and with prudent investment
                                             risk.

                                             Invests primarily in the
                                             common stocks of established
                                             companies believed by the portfolio
                                             manager to have above-average
                                             potential for capital growth.
                                             -----------------------------------

      Total Return                           Seeks above-average income
                                             (compared to a portfolio entirely
                                             invested in equity securities)
                                             consistent with the prudent
                                             employment of capital. Growth of
                                             capital and income is a secondary
                                             goal.

                                             Invests primarily in a
                                             combination of equity and fixed
                                             income securities.
                                             -----------------------------------

      Asset Allocation Growth                Seeks to maximize
                                             total return over the long-term by
                                             allocating assets among stocks,
                                             bonds, short-term instruments and
                                             other investments.

                                             Allocates
                                             investments primarily in a neutral
                                             mix over time of 70% of its assets
                                             in stocks, 25% of its assets in
                                             bonds, and 5% of its assets in
                                             short-term and money market
                                             investments.
                                             -----------------------------------

      Equity Income                          Seeks substantial dividend
                                             income as well as long-term growth
                                             of capital.

                                             Invests primarily in
                                             common stocks of well established
                                             companies paying above-average
                                             dividends.
                                             -----------------------------------

      All Cap                                Seeks capital appreciation
                                             through investment in securities
                                             which the portfolio manager
                                             believes have above-average capital
                                             appreciation potential.

                                             Invests primarily in equity
                                             securities of U.S. companies
                                             of any size.
                                             -----------------------------------

      Growth and Income                      Seeks long-term capital growth
                                             and current income.

                                             Normally invests up to 75% of its
                                             assets in equity securities
                                             selected primarily for their growth
                                             potential and at least 25% of its
                                             assets in securities the portfolio
                                             manager believes have income
                                             potential.
                                             -----------------------------------

      Real Estate                            Seeks capital appreciation.
                                             Current income is a secondary
                                             objective.

                                             Invests primarily in publicly
                                             traded real estate equity
                                             securities.
                                             -----------------------------------

      Value Equity                           Seeks capital appreciation.
                                             Dividend income is a secondary
                                             objective.

                                             Invests primarily in
                                             common stocks of domestic and
                                             foreign issuers which meet
                                             quantitative standards relating to
                                             financial soundness and high
                                             intrinsic value relative to price.
                                             -----------------------------------

      Investors                              Seeks long-term growth of capital.
                                             Current income is a secondary
                                             objective.

                                             Invests primarily in equity
                                             securities of U.S. companies and
                                             to a lesser degree, debt
                                             securities.
                                             -----------------------------------

ACC - 121360                           16

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      --------------------------------------------------------------------------

      International Equity                   Seeks long-term growth of capital.

                                             Invests at
                                             least 65% of its net assets in
                                             equity securities of issuers
                                             located in countries outside of the
                                             United States. The Portfolio
                                             generally invests at least 75% of
                                             its total assets in common and
                                             preferred stocks, warrants and
                                             convertible securities.
                                             -----------------------------------

      Rising Dividends                       Seeks capital appreciation.  A
                                             secondary objective is dividend
                                             income.

                                             Invests in equity securities that
                                             meet the following quality
                                             criteria: regular dividend
                                             increases; 35% of earnings
                                             reinvested annually; and a
                                             credit rating of "A" to "AAA."
                                             -----------------------------------

      Managed Global                         Seeks capitalappreciation. Current
                                             income is only an incidental
                                             consideration.

                                             Invests primarily in common stocks
                                             traded in securities markets
                                             throughout the world.
                                             -----------------------------------

      Large Cap Value                        Seeks long-term growth of capital
                                             and income.

                                             Invests primarily in equity and
                                             equity-related securities of
                                             companies with market
                                             capitalization greater than $1
                                             billion.
                                             -----------------------------------

      Hard Assets                            Seeks long-term capital
                                             appreciation.

                                             Invests primarily in hard asset
                                             securities. Hard asset companies
                                             produce a commodity which the
                                             portfolio manager is able to price
                                             on a daily or weekly basis.
                                             -----------------------------------

      Diversified Mid-Cap                    Seeks long-term capital growth.

                                             Normally invests at least 65% of
                                             its total assets in common stocks
                                             of companies with medium market
                                             capitalizations.
                                             -----------------------------------

      Research                               Seeks long-term growth of capital
                                             and future income.

                                             Invests primarily in common stocks
                                             or securities convertible into
                                             common stocks of companies believed
                                             to have better than average
                                             prospects for long-term growth.
                                             -----------------------------------

      Capital Growth                         Seeks long-term total return.

                                             Invests primarily in common stocks
                                             of companies where the potential
                                             for change (earnings acceleration)
                                             is significant.
                                             -----------------------------------

      Capital Appreciation                   Seeks long-term capital growth.

                                             Invests primarily in equity
                                             securities believed by the
                                             portfolio manager to be
                                             undervalued.

                                             -----------------------------------
      Small Cap                            Seeks long-term capital appreciation.

                                             Invests primarily in equity
                                             securities of companies that have a
                                             total market capitalization within
                                             the range of companies in the
                                             Russell 2000 Growth Index or the
                                             Standard & Poor's Small-Cap 600
                                             Index.
                                             -----------------------------------

      Mid-Cap Growth                         Seeks long-term growth of capital.

                                             Invests primarily in equity
                                             securities of companies with medium
                                             market capitalization which the
                                             portfolio manager believes have
                                             above-average growth potential.
                                             -----------------------------------

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      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      --------------------------------------------------------------------------

      Strategic Equity                       Seeks capital appreciation.

                                             Invests primarily in common stocks
                                             of medium- and small-sized
                                             companies.
                                             -----------------------------------

      Special Situations                     Seeks capital appreciation.

                                             Invests primarily in common stocks
                                             selected for their capital
                                             appreciation potential. The
                                             Portfolio emphasizes "special
                                             situation" companies that the
                                             portfolio manager believes have
                                             been overlooked or undervalued by
                                             other investors.
                                             -----------------------------------

      Growth                                 Seeks capital appreciation.

                                             Invests primarily in common stocks
                                             of growth companies that have
                                             favorable relationships between
                                             price/earnings ratios and growth
                                             rates in sectors offering the
                                             potential for above-average
                                             returns.
                                             -----------------------------------

      Developing World                       Seeks capital appreciation.

                                             Invests primarily in equity
                                             securities of companies in
                                             developing or emerging countries.
                                             -----------------------------------

      Internet Tollkeeper                    Seeks long-term growth of capital.

                                             Invests primarily in equity
                                             securities of "Internet Tollkeeper"
                                             companies, which are companies in
                                             sectors which provide access,
                                             infrastructure, content and
                                             services to Internet companies and
                                             customers, and which have
                                             developed, or are seeking to
                                             develop predictable, sustainable or
                                             recurring revenue by increasing
                                             "traffic," or customers and sales,
                                             and raising "tolls," or prices in
                                             connection with the growth of the
                                             Internet.
                                             -----------------------------------

      THE PIMCO VARIABLE INSURANCE TRUST
      PIMCO High Yield Bond                  Seeks to maximize total return,
                                             consistent with preservation of
                                             capital and prudent investment
                                             management.

                                             Invests at least 65% of
                                             its assets in a diversified
                                             portfolio of junk bonds rated at
                                             least B by Moody's Investor
                                             Services, Inc. or Standard & Poor's
                                             or, if unrated, determined by the
                                             portfolio manager to be of
                                             comparable quality.
                                             -----------------------------------

      PIMCO StocksPLUS                       Seeks to achieve a total return
        Growth and Income                    which exceeds the total return
                                             performance  of the Standard &
                                             Poor's 500 Stock Index.

                                             Invests primarily in common stocks,
                                             options, futures, options on
                                             futures and swaps.
                                             -----------------------------------

      PILGRIM VARIABLE INSURANCE TRUST
      Pilgrim VIT Worldwide                  Seeks to provide investors with
         Growth (formerly Pilgrim            long-term capital appreciation.
         Global Brand Names Fund)
                                             Invests at least 65% of its total
                                             assets in equity securities of
                                             companies  that have a well
                                             recognized franchise, a global
                                             presence and derive most of
                                             their revenues from sales of
                                             consumer goods.
                                             -----------------------------------

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      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      --------------------------------------------------------------------------

      THE PRUDENTIAL SERIES FUND
      Prudential Jennison                    Seeks long-term growth of capital.
                                             Invests primarily in companies that
                                             have shown growth in earnings and
                                             sales, high return on equity and
                                             assets or other strong financial
                                             data and are also attractively
                                             valued in the opinion of the
                                             manager. Dividend income from
                                             investments will be incidental.
                                             -----------------------------------

      SP Jennison International Growth Seeks long-term growth of capital.

                                             Invests primarily in equity-related
                                             securities of issuers located in at
                                             least five different foreign
                                             countries.
                                             -----------------------------------

      PILGRIM VARIABLE PRODUCTS TRUST
      Pilgrim VP MagnaCap

                                             Seeks growth of capital, with
                                             dividend income as a secondary
                                             consideration. Invests primarily in
                                             equity securities of companies
                                             meeting investment policy criteria
                                             of consistent and substantially
                                             increasing dividends, strong
                                             balance sheet and attractive price.
                                             Invests primarily in companies
                                             included in the largest 500 U.S.
                                             companies.
                                             -----------------------------------

      Pilgrim VP SmallCap                    Seeks long-term capital
        Opportunities                        appreciation.

                                             Invests primarily in the common
                                             stock of smaller, lesser-known U.S.
                                             companies that the portfolio
                                             manager believes have above average
                                             prospects for growth.
                                             -----------------------------------

      Pilgrim VP Growth                      Seeks long-term growth of capital.
          Opportunities
                                             Invests primarily in U.S. companies
                                             that the portfolio manager believes
                                             have above average prospects for
                                             growth.
                                             -----------------------------------

      PROFUNDS
      ProFund VP Bull                        Seeks daily investment results that
                                             correspond to the performance of
                                             the Standard & Poor's 500 Stock
                                             Index.

                                             Invests in securities and
                                             other financial instruments, such
                                             as futures and options on futures
                                             in pursuit of the portfolio's
                                             objective regardless of market
                                             conditions, trends or direction and
                                             seeks to provide correlation with
                                             the benchmark on a daily basis.
                                             -----------------------------------

      ProFund VP Small-Cap                   Seeks daily investment results that
                                             correspond to the performance of
                                             the Russell 2000 Index.

                                             Invests in securities and other
                                             financial instruments, such as
                                             futures and options on futures in
                                             pursuit of the portfolio's
                                             objective regardless of market
                                             conditions, trends or direction
                                             and seeks to provide  correlation
                                             with the benchmark on a daily
                                             basis.
                                             -----------------------------------

      ProFund VP Europe 30                   Seeks daily investment results
                                             that correspond to the performance
                                             of the ProFunds Europe 30 Index.

                                             Invests in securities and other
                                             financial instruments, such as
                                             futures and options on futures
                                             and American Depository Receipts
                                             in pursuit of the portfolio's
                                             objective regardless of market
                                             conditions, trends or direction
                                             and seeks to provide correlation
                                             with the benchmark on a daily
                                             basis.
                                             -----------------------------------

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

      INVESTMENT PORTFOLIO                   INVESTMENT OBJECTIVE
      --------------------------------------------------------------------------

      AIM VARIABLE INSURANCE FUNDS
      AIM V.I. Dent Demographic Trends       Seeks long-term growth of capital.
      Fund
                                             Invests primarily in securities
                                             that are likely to benefit from
                                             changing demographic, economic and
                                             lifestyle trends.
                                             -----------------------------------

      PIONEER VARIABLE CONTRACTS TRUST
      Pioneer Fund VCT Portfolio             Seeks reasonable income and
                                             capital growth.

                                             Invests a major portion of its
                                             assets in equity securities of
                                             primarily U.S. companies, that are
                                             reasonably priced rather than
                                             priced to reflect premium resulting
                                             from companies' current market
                                             popularity.
                                             -----------------------------------
      Pioneer Mid-Cap Value VCT Portfolio    Seeks capital appreciation.

                                             Invests primarily in common stocks
                                             of mid-size companies with market
                                             values within the range of market
                                             values of companies included in
                                             Standard & Poor's MidCap 400 Index.
                                             -----------------------------------

      INVESCO VARIABLE INVESTMENT FUNDS, INC.
      INVESCO VIF-- Financial Services       Seeks growth.
      Fund
                                             Aggressively managed and invests
                                             primarily in equity securities of
                                             companies involved in the financial
                                             services sector.
                                             -----------------------------------
      INVESCO VIF -- Health Sciences         Seeks growth.
      Fund
                                             Aggressively managed and invests
                                             primarily in equity securities of
                                             companies that develop, produce or
                                             distribute products or services
                                             related to health care.
                                             -----------------------------------

      INVESCO VIF -- Utilities Fund          Seeks growth and current income.

                                             Aggressively managed and invests
                                             primarily in equity securities of
                                             companies that produce, generate,
                                             transmit or distribute natural gas
                                             or electricity, as well as, in
                                             companies that provide
                                             telecommunications services,
                                             including local, long distance and
                                             wireless, and excluding
                                             broadcasting.
                                             -----------------------------------


INVESTMENT MANAGEMENT FEES

Directed Services, Inc. serves as the overall manager to each portfolio of the GCG Trust. The GCG Trust pays Directed Services a monthly fee for its investment advisory and management services. The monthly fee is based on the average daily net assets of an investment portfolio, and in some cases, the combined total assets of certain grouped portfolios. Directed Services provides or procures, at its own expense, the services necessary for the operation of the portfolio, including retaining portfolio managers to manage the assets of the various portfolios. Directed Services (and not the GCG Trust) pays each portfolio manager a monthly fee for managing the assets of a portfolio, based on the annual rates of the average daily net assets of a portfolio. For a list of the portfolio managers, see the front cover of this prospectus. Directed Services does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

Pacific Investment Management Company ("PIMCO") serves as investment advisor to each portfolio of the PIMCO Variable Insurance Trust. PIMCO provides the overall business management and administrative services necessary for each portfolio's operation. PIMCO provides or procures, at its own expense, the services and information necessary for the proper conduct of business and ordinary operation of each

ACC - 121360                           20
portfolio. The PIMCO Variable Insurance Trust pays PIMCO a monthly advisory fee and a separate monthly administrative fee per year, each fee based on the average daily net assets of each of the investment portfolios, for managing the assets of the portfolios and for administering the PIMCO Variable Insurance Trust. PIMCO does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expense of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

ING Pilgrim Investments, LLC ("ING Pilgrim") serves as the overall manager of Pilgrim Variable Insurance Trust and Pilgrim Variable Products Trust. ING Pilgrim supervises all aspects of the Trusts' operations and provides investment advisory services to the portfolios of the Trusts, including engaging portfolio managers, as well as monitoring and evaluating the management of the assets of each portfolio by its portfolio manager. ING Pilgrim, as well as each portfolio manager it engages, is a wholly owned indirect subsidiary of ING Groep N.V. Except for agreements to reimburse certain expenses of the portfolio, ING Pilgrim does not bear any portfolio expenses.

The Prudential Insurance Company of America ("Prudential") and its subsidiary, Prudential Investments Fund Management LLC ("PIFM") serve as the overall investment advisers to the Prudential Series Fund. Prudential and PIFM are responsible for the management of the Prudential Series Fund and provide investment advice and related services. For the Prudential Jennison Portfolio and SP Jennison International Growth Portfolio, Prudential and PIFM engage Jennison Associates LLC to serve as sub-adviser and to provide day-to-day management. Prudential and PIFM pay the sub-adviser out of the fee they receive from the Prudential Series Fund. Each portfolio pays its own administrative costs.

ProFunds Advisors LLC serves as the investment advisor of the ProFunds.
The ProFunds pay ProFunds Advisors LLC a monthly advisory fee based on the average daily net assets of each investment portfolio. Each portfolio pays its own administrative costs.

A I M Advisors, Inc. ("AIM") serves as the overall investment advisor to the AIM Variable Insurance Funds and is responsible for day-to-day management. AIM supervises all aspects of fund operations. AIM has engaged H.S. Dent Advisor, Inc. to serve as subadvisor and provide AIM with microeconomic, thematic, demographic, lifestyle trends and sector research, custom reports and investment and market capitalization recommendations to the fund.

Pioneer Investment Management, Inc. ("Pioneer") serves as investment adviser to the Pioneer Variable Contracts Trust. The Pioneer Variable Contracts Trust pays Pioneer a monthly advisory fee based on the daily net assets of each portfolio.

INVESCO Funds Group, Inc. ("INVESCO") serves as investment adviser for the INVESCO Variable Investment Funds, Inc. INVESCO, with its affiliated companies, directs all aspects of the management of the INVESCO Variable Investment Funds, Inc. The INVESCO Variable Investment Funds, Inc. pays INVESCO a monthly advisory fee based on the average daily net assets of each portfolio.

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, five portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and nine portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. There are an additional three portfolios that may deduct a distribution or 12b-1 fee but currently do not. Based on actual portfolio experience in 2000, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2001 range from 0.55% to 1.86%. See "Fees and Expenses" in this prospectus.

We may receive compensation from the investment advisors, administrators and distributors or directly from the portfolios in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. The compensation paid by advisors, administrators or distributors may vary.

ACC - 121360                           21

YOU CAN FIND MORE DETAILED INFORMATION ABOUT EACH PORTFOLIO INCLUDING ITS MANAGEMENT FEES IN THE PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

RESTRICTED FUNDS

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

ACC - 121360                           22

--------------------------------------------------------------------------------
                                  SPECIAL FUNDS
--------------------------------------------------------------------------------

We use the term Special Funds in the discussion of the enhanced death benefit options and the optional riders. The Special Funds currently include the Liquid Asset subaccount, Limited Maturity Bond subaccount and the Fixed Interest Allocations. The Company may, at any time, designate new and/or existing subaccounts as a Special Fund with 30 days notice with respect to new premiums added or transfers to such subaccounts. Such subaccounts will include those that, due to their volatility, are excluded from the death benefit and/or living benefit guarantees that may otherwise be provided. Allocations to Special Funds will not affect the death benefit that may be available under the earnings multiplier benefit rider. Designation of a subaccount as a Special Fund may vary by benefit. For example, a subaccount may be designated a Special Fund for purposes of calculating a living benefit, but not a death benefit or for calculating one death benefit and not another.

--------------------------------------------------------------------------------
                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust, the ProFunds, the AIM Variable Insurance Funds, the Pioneer Variable Contracts Trust and the INVESCO Variable Investment Funds, Inc. through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See the GoldenSelect Fixed Account I prospectus for more information on the Fixed Interest Allocation and Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12- month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit. If no beneficial owner of the Trust has been designated, the availability of enhanced death benefits will be based on the age of the annuitant at the time you purchase the Contract.

ACC - 121360                           23

     JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The earnings multiplier benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. If you have elected an enhanced death benefit, and you add a joint owner, if the older joint owner is attained age 85 or under, the enhanced death benefit from the date of change will end, and the Standard Death Benefit will apply. For all death benefit options, if the older joint owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the earnings multiplier benefit rider, it will terminate if a joint owner is added. Note that returning a Contract to single owner status will not restore any Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

ACC - 121360                           24

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

     CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit applied to the contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected the Standard Death Benefit option, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For the enhanced death benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the enhanced death benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options, if the new owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit and charge will be adjusted to reflect the attained age of the new owner as the issue age. The Maximum Base and Benefit Base percentages in effect on the original rider date will be used to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership.

If you have elected another optional rider, the rider will terminate upon a change of ownership.

You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner may have tax consequences.

PURCHASE AND AVAILABILITY OF THE CONTRACT

We will issue a Contract only if both the annuitant and the contract owner are not older than age 90.

The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of at least $500 or more ($50 for qualified Contracts) at any time after the free look period before you turn age
85. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Fees and Expenses" in this prospectus.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by

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sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccount(s) and/or Fixed Interest Allocation(s) specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

        (1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

        (2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you, or your representative, together with an Application Acknowledgement Statement for your execution. Until our Customer Service Center receives the executed Application Acknowledgement Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the fututre we may allocate the premiums to the specially designated subaccount during the free look period.

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ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

          (1) We take the contract value in the subaccount at the end of the preceding business day.

          (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.

          (3)  We add (1) and (2).

          (4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.

          (5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the GoldenSelect Fixed Account I prospectus for description of the calculation of values under any Fixed Interest
Allocation. We do not guarantee any minimum cash surrender value.
On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center.
We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

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Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of the GCG Trust, the PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust, the ProFunds, the AIM Variable Insurance Funds, the Pioneer Variable Contracts Trust or the INVESCO Variable Investment Funds, Inc.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See the GoldenSelect Fixed Account I prospectus for more information.

OPTIONAL RIDERS

Subject to state availability, you may elect one of the three optional benefit riders discussed below. You may not add more than one of these three riders to your Contract. There is a separate charge for each rider. Once elected, the riders generally may not be cancelled. This means once you add the rider, you may not remove it, and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees -- Optional Rider Charges" for information on rider charges.

The following describes the optional riders for Contracts in the Yr-2001 and May-2001 categories. Please see Appendix D for a description of the calculation of the optional rider benefits applicable under your Contract if another category applies.

THE OPTIONAL RIDERS MAY NOT BE AVAILABLE FOR ALL INVESTORS. YOU SHOULD ANALYZE EACH RIDER THOROUGHLY AND UNDERSTAND IT COMPLETELY BEFORE YOU SELECT ANY. THE OPTIONAL RIDERS DO NOT GUARANTEE ANY RETURN OF PRINCIPAL OR PREMIUM PAYMENTS AND DO NOT GUARANTEE PERFORMANCE OF ANY SPECIFIC INVESTMENT PORTFOLIO UNDER THE CONTRACT. YOU SHOULD CONSULT A QUALIFIED FINANCIAL ADVISER IN EVALUATING THE RIDERS.

THE OPTIONAL RIDERS MAY NOT BE APPROVED IN ALL STATES. CHECK WITH OUR CUSTOMER SERVICE CENTER FOR AVAILABILITY IN YOUR STATE. THE TELEPHONE NUMBER IS (800) 366-0066.

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RIDER DATE. We use the term rider date in the discussion of the optional benefit riders below. The rider date is the date an optional benefit rider becomes effective. The rider date is also the contract date if the rider was purchased at the time the Contract is issued.

NO CANCELLATION. Once you purchase a rider, the rider may not be cancelled, unless you cancel the Contract during the Contract's free look period, surrender, annuitize, or otherwise terminate the Contract which automatically cancels any attached rider. Once the Contract continues beyond the free look period, you may not at any time cancel the rider, except with respect to a one-time right to cancel the twenty-year option of the Minimum Guaranteed Accumulation Benefit rider under specified conditions. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

TERMINATION. The optional riders are "living benefits." This means that the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional riders automatically terminate (and all benefits under the rider will cease) if you annuitize, surrender or otherwise terminate your Contract or die (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract, during the accumulation phase. The optional rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances which may cause a particular optional rider to terminate automatically are discussed below with the applicable rider.

MINIMUM GUARANTEED ACCUMULATION BENEFIT (MGAB) RIDER. The MGAB rider is an optional benefit which provides you with an MGAB benefit intended to guarantee a minimum contract value at the end of a specified waiting period. The MGAB is a one-time adjustment to your contract value in the event your contract value on the MGAB Benefit Date is less than a specified amount. The MGAB rider may offer you protection in the event your Contract loses value during the MGAB waiting period. For discussion of the charges we deduct under the MGAB rider, see "Optional Rider Charges."

The MGAB rider offers a ten-year option and a twenty-year option, of which you may purchase only one. The ten-year option has a waiting period of ten years and, other than for allocations to Special Funds, guarantees that your contract value at the end of ten years will at least equal your initial premium payment, reduced pro-rata for withdrawals. Transfers made within 3 years prior to the MGAB Benefit Date will also reduce the benefit pro-rata. The twenty-year option has a waiting period of twenty years and, other than allocations to Special Funds, guarantees that your contract value at the end of twenty years will at least equal two times your initial premium payment, reduced pro-rata for withdrawals and reduced for transfers made within 3 years prior to the MGAB Benefit Date. If you add the 20 year option rider after the contract date, any payment of premiums after the rider date, and/or investments in the Special Funds, may prevent the MGAB Base from doubling over the waiting period. On the MGAB Benefit Date, which is the next business day after the applicable waiting period, we calculate your Minimum Guaranteed Accumulation Benefit.

     CALCULATING THE MGAB.  We calculate your MGAB as follows:

        1. WE FIRST DETERMINE YOUR MGAB BASE. The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

             The MGAB Base is tracked separately for Special and Non-Special Funds, based on the initial allocation of premium (or contract value), subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The aggregate MGAB Base is used to determine the MGAB on the MGAB Benefit Date. THE AGGREGATE MGAB BASE EQUALS THE SUM OF (1) THE LESSER OF THE MGAB BASE ALLOCATED TO SPECIAL FUNDS AND THE CONTRACT VALUE IN THE SPECIAL FUNDS; AND (2) THE MGAB BASE FOR NON-SPECIAL FUNDS. THUS, INVESTING IN THE SPECIAL FUNDS MAY LIMIT THE MGAB BENEFIT. HOWEVER, THE MGAB BASE IS ALSO SUBJECT TO A "FLOOR" WHICH MAY PARTIALLY OFFSET THE EFFECTS OF INVESTING IN SPECIAL FUNDS.

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             If you purchased the MGAB rider on the contract date, and

             (i) elected the ten-year option, your MGAB Base for Special and Non-Special Funds is equal to your initial premium plus any additional premium added to your Contract during the 2-year period after your rider date, reduced pro-rata for any withdrawals and any transfers made within 3 years prior to the MGAB Benefit Date; or

             (ii) elected the twenty-year option your MGAB Base for Special and
                  Non-Special Funds is equal to your initial premium, plus any additional premium added to your Contract during the 2-year period after your contract date, accumulated at the MGAB Rate reduced pro-rata for any withdrawals and reduced for any transfers made within 3 years prior to the MGAB Benefit Date. The MGAB Rate is the annual effective rate of 3.5265%. Accumulation of eligible additional premiums starts on the date the premium was received.

       If you purchased the MGAB rider after the contract date, your MGAB Base is equal to your contract value on the rider date, plus premiums added during the 2-year period after your rider date, accumulated at the MGAB Rate (if applicable, as described above) and adjusted pro-rata for withdrawals and transfers as described below.

       Only premiums added to your Contract during the 2-year period after your rider date are included in the MGAB Base. Any additional premium payments you added to your contract after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

       Withdrawals taken while the MGAB rider is in effect, as well as transfers made within 3 years prior to the MGAB Benefit Date, will reduce the value of your MGAB Base pro rata. This means that the MGAB Base (and the MGAB Charge Base) will be reduced by the same percent as the percent of contract value that was withdrawn (or transferred). We will look to your contract value immediately before the withdrawal or transfer when we determine this percent.

                           Net transfers from Special Funds to Non-Special Funds
                  will reduce the MGAB Base and MGAB Charge Base allocated to Special Funds on a pro rata basis. If the transfer is made more than 3 years before the Benefit Date, there will be a corresponding increase in the MGAB Base for Non-Special Funds equal to the lesser of the reduction in the MGAB Base for Special Funds and the net contract value transferred.

                           Net transfers from Non-Special Funds to Special Funds
                  will reduce the MGAB Base and MGAB Charge Base allocated to Non-Special Funds on a pro rata basis. If the transfer is made more than 3 years before the Benefit Date, there will be a corresponding increase in the MGAB Base for Special Funds equal to the reduction in the MGAB Base for Non-Special Funds.

     2. THEN WE DETERMINE THE FLOOR. The floor will be calculated in the same manner as the MGAB Base described above, except as follows: For the ten-year option, all investments will be treated as Non-Special Funds. For the twenty-year option, if you transfer contract value to a Special Fund more than 3 years before the Benefit Date, the floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the MGAB Rate described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals and other transfers will reduce the floor as described for the MGAB Base above.

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     3.   WE THEN SUBTRACT YOUR CONTRACT VALUE ON THE MGAB BENEFIT DATE FROM THE
          GREATER OF THE FLOOR AND YOUR AGGREGATE MGAB BASE. The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed
          Interest Allocations, if any.

     4. ANY POSITIVE DIFFERENCE IS YOUR MGAB. If there is a MGAB, we will automatically credit it to the subaccounts in which you are invested pro-rata based on the proportions of your then contract value in the subaccounts on that date, unless you have previously given us other allocation instructions. If you do not have an investment in any subaccount on the MGAB Benefit Date, we will allocate the MGAB to the Liquid Asset subaccount on your behalf. After the crediting of the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

     PURCHASE. To purchase the MGAB rider, you must be age 80 or younger on the rider date if you choose the ten-year option and age 65 or younger on the rider date if you choose the twenty-year option. The waiting period must end at or before your annuity start date. The MGAB rider may be purchased (i) on the contract date, and (ii) within 30 days following the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

     THE MGAB BENEFIT DATE. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Benefit Date is your 10th contract anniversary for the ten-year option or 20th contract anniversary for the twenty-year option. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Benefit Date will be the first contract anniversary occurring after 10 years (for the ten-year option) or 20 years (for the twenty-year option) after the rider date. The MGAB rider is not available if the MGAB Benefit Date would fall beyond the latest annuity start date.

     CANCELLATION. If you elected the twenty-year option, you have a one-time right to cancel the MGAB rider on your first contract anniversary that is at least 10 years after the rider date. If you purchased the MGAB rider during the 30-day period following the contract date, your one-time right to cancel the rider occurs on the tenth anniversary of your contract date. To cancel, you need to send written notice to our Customer Service Center at least 30 days before such anniversary date. If the MGAB rider is terminated before the MGAB Benefit Date, you will not be credited with the MGAB and we assess the pro-rata portion of the MGAB rider changes for the current quarter.

     NOTIFICATION. Any crediting of the MGAB will be reported in your first quarterly statement following the MGAB Benefit Date.

MINIMUM GUARANTEED INCOME BENEFIT (MGIB) RIDER. The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Benefit Date, regardless of fluctuating market conditions. The amount of the Minimum Guaranteed Income Benefit will depend on the amount of premiums you pay during the five contract years after you purchase the rider, the amount of contract value you allocate or transfer to the Special Funds, the MGIB Rate, the adjustment for Special Fund transfers, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds may limit the MGIB benefit. However, the MGIB Benefit Base is also subject to a "floor" which may partially offset the effects of investing in Special Funds. For a discussion of the charges we deduct under the MGIB rider, see "Optional Rider Charges." Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Benefit Date is the greatest of:

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

             (i) your annuity income based on your contract value adjusted for any Market Value Adjustment (see the Golden American Fixed Account prospectus) on the MGIB Benefit Date applied to the guaranteed income factors specified in your Contract for the annuity option you selected;

             (ii) your annuity income based on your contract value adjusted for any Market Value Adjustment (see the Golden American Fixed Account prospectus) on the MGIB Benefit Date applied to the then current income factors in effect for the annuity option you selected; and

             (iii)the MGIB annuity income based on the greater of the floor and your MGIB Benefit Base on the MGIB Benefit Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust both the floor and the MGIB Benefit Base for any premium tax recovery and Market Value Adjustment (see the Golden American Fixed Account prospectus) that would otherwise apply at annuitization.

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Benefit Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract annuity start date without extending the MGIB Benefit Date.

     DETERMINING THE MGIB ANNUITY INCOME. On the MGIB Benefit Date, we calculate your MGIB annuity income as follows:

        1. WE FIRST DETERMINE YOUR MGIB BENEFIT BASE. The MGIB Benefit Base is only a calculation used to determine the MGIB. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Base or MGIB Base Maximum.

             The MGIB Base is tracked separately for Special and Non-Special Funds, based on initial allocation of eligible premium (or contract value) and subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The MGIB Benefit Base equals the sum of (1) the contract value of Special Funds, and (2) the MGIB Base for Non-Special Funds.

             The MGIB Base is equal to the lesser of (i) and (ii) where:

             (a) is your initial premium (or contract value on the rider date if you purchased the MGIB rider after the contract date), plus any eligible additional premiums added to your Contract, reduced pro-rata by all withdrawals taken while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and reaching the MGIB Base Maximum, and at 0% thereafter; and

             (b) is the MGIB Base Maximum, which equals 200% of allocated eligible premiums, adjusted for withdrawals and transfers.

             Eligible additional premium payments are those added more than 5 years before the earliest MGIB Benefit Date and are included in the MGIB Base. Premiums paid after that are excluded from the MGIB Base.

             Net transfers from Special Funds to Non-Special Funds will reduce the MGIB Base and MGIB Base Maximum allocated to Special Funds on a pro rata basis. The resulting increase in the MGIB Base for Non-Special Funds will equal the lesser of the reduction in the MGIB Base for Special Funds and the net contract value transferred. The increase in the MGIB Base Maximum for Non-Special Funds equals the reduction in the MGIB Base Maximum for Special Funds.

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

             Net transfers from Non-Special Funds to Special Funds will reduce the MGIB Base and MGIB Base Maximum allocated to Non-Special Funds on a pro rata basis. The resulting increase in the MGIB Base and the MGIB Base Maximum for Special Funds equals the reduction in the MGIB Base and MGIB Base Maximum for Non-Special Funds. Transfers to one or more Special Funds could reduce the MGIB Benefit.

             The MGIB Rate is currently 7%. The Company may at its discretion discontinue offering this rate. The MGIB Rate is an annual effective rate.

         2. WE THEN DETERMINE THE FLOOR. The floor will be calculated in the same manner as the MGIB Base described above, except as follows: If you transfer contract value to a Special Fund, the floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the MGIB Rate described above, subject to the age limit and the Maximum described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the MGIB Base above.

        3. THEN WE DETERMINE THE MGIB ANNUITY INCOME BY MULTIPLYING THE GREATER OF THE MINIMUM FLOOR AND YOUR MGIB BENEFIT BASE (ADJUSTED FOR ANY MARKET VALUE ADJUSTMENT AND PREMIUM TAXES) BY THE APPLICABLE INCOME FACTOR, AND THEN DIVIDING BY $1,000.

             The MGIB Income Options are available under the MGIB Rider:

               (i) Income for Life (Single Life or Joint with 100% Survivor) and 10-30 Year Certain;

               (ii) Income for a 20-30 Year Period Certain; or

               (iii)Any other income plan offered by the Company in connection with the MGIB rider on the MGIB Benefit Date.

     On the MGIB Benefit Date, we would apply the greater of the floor and the MGIB Benefit Base under the Table of Income Factors specified in the MGIB rider for the Income Option you selected. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract.

     Then we compare the MGIB annuity income under the rider guarantee for the option selected with the annuity income under your Contract for the same option. The greater amount of income will be available to you on the MGIB Benefit Date.

     PURCHASE. To purchase the MGIB rider, you must be age 79 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date. The MGIB rider must be purchased (i) on the contract date, or (ii) within thirty days after the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later. There is a ten year waiting period before the MGIB rider can be exercised.

     THE MGIB BENEFIT DATE. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Benefit Date is the contract anniversary next following or is incident with exercise of your option to annuitize after a ten-year waiting period from the contract date. If you added the MGIB rider at any other time, your MGIB Benefit Date is the contract anniversary at least 10 years after the rider date when you decide to exercise your right to annuities under the MGIB rider.

ACC - 121360                           33

     NO CHANGE OF ANNUITANT. Once the MGIB rider is purchased, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to annuitization, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Base is unaffected and continues to accumulate.

     NOTIFICATION. On or about 30 days prior to the MGIB Benefit Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise. The actual amount of the MGIB annuity benefit will be determined as of the MGIB Benefit Date.

THE MGIB RIDER DOES NOT RESTRICT OR LIMIT YOUR RIGHT TO ANNUITIZE THE CONTRACT AT ANY TIME PERMITTED UNDER THE CONTRACT. THE MGIB RIDER DOES NOT RESTRICT YOUR RIGHT TO ANNUITIZE THE CONTRACT USING CONTRACT VALUES THAT MAY BE HIGHER THAN THE MGIB ANNUITY BENEFIT.

THE BENEFITS ASSOCIATED WITH THE MGIB RIDER ARE AVAILABLE ONLY IF YOU ANNUITIZE YOUR CONTRACT UNDER THE RIDER AND IN ACCORDANCE WITH THE PROVISIONS SET FORTH ABOVE. ANNUITIZING USING THE MGIB MAY RESULT IN THE MORE FAVORABLE STREAM OF INCOME PAYMENTS UNDER YOUR CONTRACT. BECAUSE THE MGIB RIDER IS BASED ON CONSERVATIVE ACTUARIAL FACTORS, THE LEVEL OF LIFETIME INCOME THAT IT GUARANTEES MAY BE LESS THAN THE LEVEL THAT MIGHT BE PROVIDED BY THE APPLICATION OF YOUR CONTRACT VALUE TO THE CONTRACT'S APPLICABLE ANNUITY FACTORS. YOU SHOULD CONSIDER ALL OF YOUR OPTIONS AT THE TIME YOU BEGIN THE INCOME PHASE OF YOUR CONTRACT.

MINIMUM GUARANTEED WITHDRAWAL BENEFIT (MGWB) RIDER. The MGWB rider is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments equal to all premium payments paid during the first two contract years (Eligible Payment Amount) adjusted for any prior withdrawals. To maintain this guarantee, withdrawals in any contract year may not exceed 7% of your adjusted Eligible Payment Amount. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. For a discussion of the charges we deduct under the MGWB rider, see "Optional Rider Charges." Your original Eligible Payment Amount depends on when you purchase the MGWB rider and is:

             (i) if you purchased the MGWB rider on the contract date, your premium payments received during the first two contract years; or

             (ii) if you purchased the MGWB rider after the contract date, your contract value on the rider date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the rider date.

     THE MGWB WITHDRAWAL ACCOUNT. The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount, tracked separately for Special and Non-Special Funds, adjusted for any withdrawals and transfers between Special and Non-Special Funds. THE MGWB WITHDRAWAL ACCOUNT EQUALS THE SUM OF (A) THE MGWB WITHDRAWAL ACCOUNT ALLOCATED TO NON-SPECIAL FUNDS, AND (B) THE LESSER OF (1) THE MGWB WITHDRAWAL ACCOUNT ALLOCATED TO SPECIAL FUNDS AND (2) THE CONTRACT VALUE IN THE SPECIAL FUNDS. THUS, INVESTING IN THE SPECIAL FUNDS MAY LIMIT THE MGWB WITHDRAWAL ACCOUNT. However, the MGWB Withdrawal Account is also subject to a "floor" which may partially offset the effects of investing in Special Funds.

Withdrawals of up to 7% per year of the Eligible Payment Amount will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal for Non-Special Funds and pro rata for Special Funds, based on the source of the withdrawal. Any withdrawals greater than 7% per year of the Eligible Payment Amount will cause a reduction in the MGWB Withdrawal Account of the Special and Non-Special Funds by the proportion that the withdrawal bears to the Contract Value of the Special and Non-Special Funds, respectively, at the time of the withdrawal. If a single withdrawal involves both Special and Non-Special Funds and causes the 7% to be exceeded, the withdrawal will be treated as taken first from Non-

ACC - 121360                           34

Special Funds. Any withdrawals greater than 7% per year of the Eligible Payment Amount will also cause a reduction in the Eligible Payment Amount by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB Withdrawal Account is also reduced by the amount of any periodic payments paid under the MGWB rider once your contract value is zero. If the MGWB Withdrawal Account is greater than the floor and a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Special Funds to Non-Special Funds will reduce the MGWB Withdrawal Account allocated to Special Funds on a pro rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Non-Special Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Special Funds and the net contract value transferred.

Net transfers from Non-Special Funds to Special Funds will reduce the MGWB Withdrawal Account allocated to Non-Special Funds on a pro rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Special Funds equals the reduction in the MGWB Withdrawal Account for Non-Special Funds.

     THE FLOOR FOR YOUR MGWB WITHDRAWAL ACCOUNT is equal to the Eligible Payment Amount adjusted for any withdrawals. Withdrawals of up to 7% per year of the Eligible Payment Amount will reduce the floor by the dollar amount of the withdrawal. Any withdrawals greater than 7% per year of the Eligible Payment Amount will cause a reduction in the floor for the MGWB Withdrawal Account and the Eligible Payment Amount by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The floor is also reduced by the amount of any periodic payments paid under the MGWB rider once your contract value is zero.

     If the floor is greater than the MGWB Withdrawal Account and a withdrawal reduces the floor to zero, the MGWB rider terminates and no further benefits are payable under the rider.

     GUARANTEED WITHDRAWAL STATUS. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." Making any withdrawals in any year greater than 7% per year of the Eligible Payment Amount will reduce the Eligible Payment Amount for future withdrawals and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider, will remain in force, and you may continue to make withdrawals so long as:

          (i)  your contract value is greater than zero;

          (ii) your MGWB Withdrawal Account or the floor is greater than zero;

          (iii)your latest allowable annuity start date has not been reached;

          (iv) you have not elected to annuitize your Contract; and

          (v) you have not died (unless your spouse has elected to continue the contract), changed the ownership of the Contract or surrendered the Contract.

     The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

     AUTOMATIC PERIODIC BENEFIT STATUS. Under the MGWB rider, in the event your contract value is reduced to zero your Contract is given what we refer to as Automatic Periodic Benefit Status if the following conditions exist:

          (i)  your MGWB Withdrawal Account or the floor is greater than zero;

          (ii) your latest allowable annuity start date has not been reached;

          (iii)you have not elected to annuitize your Contract; and

          (iv) you have not died, changed the ownership of the Contract or surrendered the Contract.

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

     Once your Contract is given Automatic Periodic Benefit Status, the greater of the floor and the MGWB Withdrawal Account will be treated as the MGWB Withdrawal Account to determine any rider benefits. We will pay you the annual MGWB periodic payments, beginning on the next contract anniversary equal to the lesser of the remaining MGWB Withdrawal Account or 7% annually of your Eligible Payment Amount until the earliest of (i) your contract's latest annuity start date, (ii) the death of the owner; or (iii) until your MGWB Withdrawal Account is exhausted. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status (that is, your contract value is zero), we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, and (ii) payment of the Commuted Value (defined below) or (iii) the owner's death has occurred.

     On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for period(s) applicable to the remaining payments. Once the last MGWB periodic payment is made or we pay you the Commuted Value, your Contract and the MGWB rider terminate.

     DEATH BENEFIT DURING AUTOMATIC PERIODIC BENEFIT STATUS. If you have never withdrawn more than 7% per year of the Eligible Payment Amount and you elected the 7% Solution Enhanced Death Benefit in your Contract (or you elected the Max 7 Enhanced Death Benefit resulting in the 7% Solution Enhanced Death Benefit as the actual benefit), the death benefit otherwise payable under the terms of your Contract will remain in force during any Automatic Periodic Benefit Status. In determining the amount of the death benefit during the Automatic Periodic Benefit Status, we deem your contract value to be zero and treat the MGWB periodic payments as withdrawals. In all other cases, the death benefit payable during Automatic Periodic Benefit Status is the greater of the floor and your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments. If you elected the Max 7 Enhanced Death Benefit, then the 7% Solution and the Annual Ratchet components shall each be calculated as if each were the elected death benefit option.

     PURCHASE. To purchase the MGWB rider, your must be age 80 or younger on the rider date. The MGWB rider must be purchased (i) on the contract date, or (ii) within 30 days after the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval whichever is later.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same portfolios of the Trusts. These contracts have different charges that could affect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit Choices," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

ACC - 121360                           36

--------------------------------------------------------------------------------
                                   WITHDRAWALS
--------------------------------------------------------------------------------

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from the Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

Please be aware that the benefit we pay under certain optional benefit riders will be reduced by any withdrawals you take while the rider is in effect. See "Optional Riders."

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See the Golden American Fixed Account prospectus for more information on the application of Market Value Adjustment.

SYSTEMATIC WITHDRAWALS


You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Account Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro rata basis from all subaccounts in which contract value is invested. Systematic withdrawals do not create transfers and do not count toward the 12 transfer limit on free transfers.


You decide when you would like systematic payments to start as long as it is at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your

ACC - 121360                           37
contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                                       MAXIMUM PERCENTAGE
           FREQUENCY                   OF CONTRACT VALUE
           Monthly                               1.25%
           Quarterly                             3.75%
           Annually                             15.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular fixed dollar systematic withdrawal program.

If your withdrawal is based on a percentage of your contract value and the amount to be systematically withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to a maximum of 15% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply any Market Value Adjustment directly to your

ACC - 121360                           38
contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

     Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to Market Value Adjustments when they exceed the applicable maximum percentage.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

ACC - 121360                           39

--------------------------------------------------------------------------------
                        TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgement or in accordance with applicable law. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds, may also affect your optional rider base. See "The Annuity Contract -- Optional Riders."

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES


As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners. For example, we currently require that orders from third parties received via facsimile to effect transactions in subaccounts that invest in ProFund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time.


We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

ACC - 121360                           40

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond subaccount or the Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with a 1-year guaranteed interest period. These subaccounts or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond subaccount, the Liquid Asset subaccount or A 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. Transfers under the dollar cost averaging program do not count toward the 12 transfer limit on free transfers.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "The Investment Portfolios." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

        o Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

        o Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro rata to Restricted Funds.

ACC - 121360                           41

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        o    Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING


If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Investment Portfolios." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers.


We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

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                              DEATH BENEFIT CHOICES
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit, and earnings multiplier benefit, if elected, is payable when either the annuitant (when contract owner is not an individual), the contract owner or the first of joint owners dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

Your death benefit and mortality and expense risk charge depend on the category of contract owners to which you belong and on the death benefit that you choose. There are four categories of contract owners covered by this prospectus. For ease of reference, they are called Pre-2000, Yr-2000, Yr-2001 and May-2001 contract owners. If you are a contract owner, the category of your contract is indicated on your quarterly

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

statements beginning with the June 30, 2001 statement. If you are unsure which category applies to you, please call our Customer Service Center. The telephone number is (800) 366-0066.

The following is a general description of the categories:

       Pre-2000:     a) all  contracts  purchased  prior to February 1, 2000;
                     b) contracts purchased on or after February 1, 2000 which offer three death benefit options (as approved in the state of issue at the time of purchase);

       Yr-2000: Contracts purchased on or after February 1, 2000 which offer four death benefit options (as approved in the state of issue at the time of purchase), including the Max 7 Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit to age 80;

       Yr-2001: Contracts purchased on or after January 2, 2001 which offer four death benefit options (as approved in the state of issue at the time of purchase), including the Annual Ratchet Enhanced Death Benefit to age 90, and contain new Special Funds language;

       May-2001:     Contracts purchased on or after May 1, 2001 which offer
                     four death benefit options (as approved in the state of issue at the time of purchase), including the Annual
                     Ratchet Enhanced Death Benefit to age 90, and have an earnings multiplier benefit option (in states where approved).

Other than as specifically noted, this Prospectus describes the benefits applicable to all categories of contract owners.

THE FOLLOWING DESCRIBES THE DEATH BENEFIT OPTIONS FOR CONTRACT OWNERS IN MAY-2001. IF YOU ARE A PRE-2000, YR-2000, OR YR-2001 CONTRACT OWNER, PLEASE SEE APPENDIX C FOR A DESCRIPTION OF THE CALCULATION OF THE DEATH BENEFITS APPLICABLE UNDER YOUR CONTRACT. IF YOU ARE UNSURE OF WHICH CATEGORY APPLIES TO YOU, PLEASE CALL OUR CUSTOMER SERVICE CENTER.

You may choose one of the following Death Benefits: (a) the Standard Death Benefit, (b) the 7% Solution Enhanced Death Benefit, (c) the Annual Ratchet Enhanced Death Benefit or (d) the Max 7 Enhanced Death Benefit. The 7% Solution Enhanced Death Benefit, the Annual Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 79 years old at the time of purchase. The 7% Solution, Annual Ratchet and Max 7 Enhanced Death Benefits may not be available where a Contract is held by joint owners.


You must choose a death benefit. An application will not be considered in good order if no death benefit has been selected. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The MGWB rider may also affect the death benefit. See "Minimum Guaranteed Withdrawal Benefit (MGWB) Rider -- Death Benefit during Automatic Periodic Benefit Status." The Enhanced Death Benefits are available only at the time you purchase your Contract. The enhanced death benefits are not available where a Contract is owned by joint owners.


The death benefit, and earnings multiplier benefit, if elected, is payable when the first of the following persons dies: the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

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We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

          1)   the contract value; and

          2)   the cash surrender value.

The STANDARD DEATH BENEFIT equals the GREATEST of the Base Death Benefit, the floor, and the SUM of:

          1)   the contract value allocated to Special Funds; and

          2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:

          1) the initial premium payment allocated to Special and Non-Special Funds, respectively;

          2) increased by premium payments and adjusted for transfers, allocated to Special and Non-Special Funds, respectively, after issue; and

          3) reduced by a pro rata adjustment for any withdrawal or transfer taken from the Special and Non-Special Funds, respectively.

In the event of transfers from Special to Non-Special funds, the increase in the Minimum Guaranteed Death Benefit of the Non-Special Fund will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit in the Special Fund and the contract value transferred. In the event of transfers from Non-Special to Special Funds, the increase in the Minimum Guaranteed Death Benefit of the Special Fund will equal the reduction in the Minimum Guaranteed Death Benefit in the Non-Special Fund.

THE FLOOR FOR THE DEATH BENEFIT IS the total premium payments made under the Contract reduced by a pro-rata adjustment for any withdrawal.

ENHANCED DEATH BENEFIT OPTIONS. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Base Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the Enhanced Death Benefits, certain investment portfolios, and the Fixed Account are designated as "Special Funds." In addition to the Fixed Account, the investment portfolios designated currently as Special Funds are the Liquid Asset Portfolio and the Limited Maturity Bond Portfolio.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the enhanced death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 7% SOLUTION ENHANCED DEATH BENEFIT, equals the GREATEST of:

          1)   the Standard Death Benefit;

          2)   the floor; and

          3) the sum of the contract value allocated to Special Funds and the 7% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

The 7% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals the lesser of:

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

          1) premiums, adjusted for withdrawals and transfers, accumulated at 7% until the earlier of attainment of age 80 or reaching the cap (equal to 3 times all premium payments, as reduced by adjustments for withdrawals) and thereafter at 0%, subject to a floor as described below, and

          2)   the cap.

Withdrawals of up to 7% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 7% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a pro rata adjustment to the 7% Solution Minimum Guaranteed Death Benefit is made. The amount of the pro rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 7% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the pro rata adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 7% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal. Please see Appendix B for examples of the pro rata withdrawal adjustment for withdrawals other than special withdrawals.

Transfers from Special to Non-Special Funds will reduce the 7% Solution Minimum Guaranteed Death Benefit and the cap for Special Funds on a pro rata basis. The resulting increase in the 7% Solution Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the 7% Solution Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred. The increase in the cap for Non-Special Funds will equal the reduction in the cap for Special Funds.

Transfers from Non-Special to Special Funds will reduce the 7% Solution Minimum Guaranteed Death Benefit and the cap in the Non-Special Funds on a pro rata basis. The resulting increase in the 7% Solution Minimum Guaranteed Death Benefit and the cap for the Special Funds will equal the reduction in the 7% Solution Minimum Guaranteed Death Benefit and the cap for the Non-Special Funds.

THE FLOOR FOR THE 7 % SOLUTION ENHANCED DEATH BENEFIT is determined by the same calculations described above for the 7% Solution Minimum Guaranteed Death Benefit except as follows: If you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 7% annual effective rate as described above, subject to the age limit and the cap described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The ANNUAL RATCHET ENHANCED DEATH BENEFIT equals the GREATEST of:

          1)   the Standard Death Benefit;

          2)   the floor; and

          3) the sum of the contract value allocated to Special Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Non-Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

          1) the initial premium allocated at issue to Special and Non-Special Funds, respectively;

          2) increased dollar for dollar by any premium allocated after issue to Special and Non-Special funds, respectively;

ACC - 121360                           45

          3) for Non-Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Non-Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Non-Special Funds;

          4) for Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Special Funds.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro rata basis, based on the amount withdrawn from the Special and Non-Special Funds, respectively. The amount of the pro rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before withdrawal. The amount of the pro rata adjustment for Special Funds will equal (a) times (b) divided by
(c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for the Special Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for the Non-Special Funds.

THE FLOOR FOR THE ANNUAL RATCHET ENHANCED DEATH BENEFIT is determined as described above for the Annual Ratchet Minimum Guaranteed Death Benefit except that all investments will be treated as Non-Special Funds. The MAX 7 ENHANCED DEATH BENEFIT equals the greater of the 7% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 7% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit. Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

EARNINGS MULTIPLIER BENEFIT RIDER. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issues ages 75 or under. It may be added at issue of the Contract or on the next contract anniversary following introduction of the rider in a state, if later. The rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, where the rider is added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: 1) the Maximum Base; and 2) the contract value on the date we receive written notice and due proof of death, as well as required claims forms, minus premiums adjusted for withdrawals. If the rider is added to a Contract after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: 1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and 2) the contract value on the date we receive written notice and due proof of

ACC - 121360                           46
death, as well as required claims forms, minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The earnings multiplier benefit rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see page 2 of this prospectus for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in sections titled "Individual Retirement Annuities," "Taxation of Non-Qualified Contracts," and "Taxation of Qualified Contracts," in this prospectus.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

CONTINUATION AFTER DEATH -- SPOUSE

If, at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Asset subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values.

The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the Liquid Asset subaccount, or its successor.

The earnings multiplier benefit rider will continue, if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: 1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; 2) computed as if the rider was added to the Contract after issue and after the increase; and 3) based on the Maximum Base and percentages in effect on the original rider date. However, we may in the future permit the surviving spouse to elect to use the then current Maximum Base and percentages in the benefit calculation.

CONTINUATION AFTER DEATH -- NON SPOUSE

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may continue in force subject to the required distribution rules of the Internal Revenue Code. See next section, "Required Distributions upon Contract Owner's Death."

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

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, the benefit will be added to the contract value and allocated among the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the benefit will be allocated to the Liquid Asset subaccount, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any owner of a non-qualified contract dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

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                                CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to cover our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. In the event there are any profits from fees and charges deducted under the Contract, we may use such profits to finance the distribution of Contracts.

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

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE We deduct the following charges from your contract value:

     NO SURRENDER CHARGE. We do not deduct any surrender charges for withdrawals.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Base, if exercised) on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states, we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract or on the annuity start date.

     ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $40 per Contract. This charge is waived if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by Golden American. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocation from which each such transfer is made in proportion to the amount being transferred from each such subaccount the Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, auto rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the death benefit you have elected and on the category of contract owner to which you belong. The charge is deducted on each business day based on the assets you have in each subaccount. The charge for each death benefit option, on an annual basis, for May-2001 contract owners, is equal to 1.65% for the Standard Death Benefit, 1.90% for the Annual Ratchet Enhanced Death Benefit, 2.00% for the 7% Solution Enhanced Death Benefit or 2.10% for the Max 7 Enhanced Death Benefit, of the assets you have in each subaccount. The charge is deducted each business day at the rate of .004558% (Standard), .005255% (Annual Ratchet),
 .005535% (7% Solution), or .005815% (Max 7), respectively, for each day since the previous business day. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts. Please see Appendix C for a description of the death benefits and mortality and expense risk charges for Pre-2000, Yr-2000, or Yr-2001 contract owners.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each

ACC - 121360                           49
business day at the rate of .000411% for each day since the previous business day. This charge is deducted daily from your assets in each subaccount.

     EARNINGS MULTIPLIER BENEFIT CHARGE. Subject to state availability, you may purchase the earnings multiplier benefit rider for a non-qualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning the first charge will be deducted on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a pro rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.075% (0.30% annually). For a description of the rider, see "The Earnings Multiplier Benefit Rider."

     OPTIONAL RIDER CHARGES. In addition to the earnings multiplier benefit rider, subject to state availability, you may purchase one of three optional benefit riders that you may elect at issue. So long as the rider is in effect, we will deduct a separate quarterly charge for each optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccount, we will deduct the charges from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on each quarterly contract anniversary in arrears, meaning the first charge will be deducted on the first quarterly anniversary following rider date. For a description of the riders and the defined terms used in connection with the riders, see "The Annuity Contract -- Optional Riders."

     Minimum Guaranteed Accumulation Benefit (MGAB). The quarterly charge for the MGAB rider is as follows:


     Waiting Period          Quarterly Charge
     --------------          ----------------
     10 Year............     0.125% of the MGAB Charge Base (0.50% annually)
     20 Year............     0.125% of the MGAB Charge Base (0.50% annually)


The MGAB Charge Base is the total of (i) the MGAB Base on the rider date, and
(ii) premiums during the 2-year period commencing on the rider date, reduced pro-rata for withdrawals and reduced for transfers made within the last 3 years prior to the MGAB Benefit Date. We will deduct charges only during your ten-year or twenty-year waiting period, as applicable. If you surrender or annuitize your Contract, we will deduct a pro rata portion of the charge for the current quarter based on the current quarterly charge rate and MGAB Charge Base immediately prior to the surrender or annuitization. The MGAB Charge Base is adjusted for transfers between Special and Non-Special Funds.

     MINIMUM GUARANTEED INCOME BENEFIT (MGIB). The quarterly charge for the MGIB rider is as follows:

     MGIB Rate           Quarterly Charge
     ---------           ----------------
     7%............      0.125% of the MGIB Charge Base (0.50% annually)

The MGIB Charge Base is the total of premiums paid more than 5 years before the earliest MGIB Benefit Date, reduced pro-rata for all withdrawals taken while the MGIB rider is in effect, and accumulated at the MGIB Rate (7%) to the earlier of age 80 and reaching the MGIB Base Maximum. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the

ACC - 121360                           50
current quarterly charge rate and your MGIB Charge Base immediately prior to the surrender or annuitization. The MGIB Charge Base is adjusted for transfers between Special and Non-Special Funds.

     MINIMUM GUARANTEED WITHDRAWAL BENEFIT (MGWB). The quarterly charge for the MGWB rider is 0.125% (0.50% annually) of the original MGWB Eligible Premium Amount. The original MGWB Eligible Payment Amount is equal to all premiums paid during the first two contract years following the rider date. When we calculate the MGWB rider charge, we do not reduce the Eligible Payment Amount by the amount of any withdrawals taken while the MGWB rider is in effect. We will deduct charges only during the period before your Contract's Automatic Periodic Benefit Status. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current quarterly charge rate and your original MGWB Eligible Payment Amount immediately prior to the surrender or annuitization.

TRUST EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, five portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and nine portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. There are an additional three portfolios that may deduct a distribution or 12b-1 fee but currently do not. Based on actual portfolio experience in 2000, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2001 range from 0.55% to 1.86%. See "Fees and Expenses" in this prospectus.

Additionally, we may receive compensation from the investment advisers, administrators or distributors of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisers, administrators or distributors may pay us more than others.

--------------------------------------------------------------------------------
                               THE ANNUITY OPTIONS
--------------------------------------------------------------------------------

ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value, adjusted for any applicable Market Value Adjustment, on the annuity start date in accordance with the annuity option you chose. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the

ACC - 121360                           51
level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate) under applicable law, the total contract value applied to periodic income payments and the applicable payment rate.

Our approval is needed for any option where:

          (1) The person named to receive payment is other than the contract owner or beneficiary;

          (2)  The person named is not a natural person, such as a corporation;
               or

          (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the annuity start date, which is the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70 1/2 (or, in some cases, retire). Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account.

     OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

     OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the

ACC - 121360                           52
person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them. If you do not choose an annuity option, we will select this option with a 10-year period certain for you.


     OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

     OPTION 4. ANNUITY PLAN. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and Golden American. The amounts we will pay are determined as follows:

          (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for Option 1 and Option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in your Contract.

          (2) For Option 3, no amounts are payable after both named persons have died.

          (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

--------------------------------------------------------------------------------
                            OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

ACC - 121360                           53

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and /or in the Fixed Interest Allocation chosen by you.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce any administration and mortality and expense risk charges. We may also change the minimum initial and additional premium requirements, or offer an alternative or reduced death benefit.

SELLING THE CONTRACT

Directed Services, Inc. is the principal underwriter and distributor of the Contract as well as for other contracts issued through Separate Account B and other separate accounts of Golden American. The principal address of Directed Services is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. Directed Services is a corporation organized under the laws of New York and is a wholly owned subsidiary of Equitable of Iowa. Directed Services is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Directed Services has the authority to enter into selling agreements with other firms. Directed Services has entered into selling agreements with broker-dealers to sell the Contracts through registered representatives. Those representatives are registered with the NASD, and if applicable, also with the states in which they do business. They also are licensed as insurance agents in the states in which they do business.


Golden American and DSI are party to in excess of 620 sales agreements with broker-dealers to sell this and other Golden American contracts. Seven of these


ACC - 121360                           54
broker-dealers, Locust Street Securities, Inc., Vestax Securities Corporation, Compu Life Investors Services, Inc., IFG Network Securities, Inc., Multi-Financial Securities Corporation, Primevest Financial Services and Washington Square Securities, Inc. are affiliates of Golden American.


We pay sales commissions to Directed Services for the sale of the Contracts. Directed Services passes through the entire amount of the sales commission to the broker-dealer whose registered representative sold the Contract. The maximum sales commission payable will be approximately 2.5% of the initial and any additional premium payment. This commission may be returned if the Contract is not continued through the first Contract Year.

    --------------------------------------------------------------------------------------------
              UNDERWRITER COMPENSATION
    --------------------------------------------------------------------------------------------
    NAME OF PRINCIPAL UNDERWRITER    AMOUNT OF COMMISSION TO BE               OTHER
                                                PAID                       COMPENSATION
       Directed Services, Inc.          The equivalent of a            Reimbursement of any
                                   ------------------------------        covered expenses
                                    combination of a percentage              incurred
                                     of premium payments and a            by registered
                                     percentage of the contract          representatives
                                   value up to a maximum of 2.5%          in connection
                                      in the first year and a                with the
                                     percentage of the contract            distribution
                                        value up to 1.5% in             of the Contracts.
                                         subsequent years.
    ------------------------------ ------------------------------- -----------------------------


Certain sales agreements may provide for a combination of a certain percentage of commission at the time of sale and an annual trail commission which when combined could exceed the above commission.

We may make additional cash payments to broker-dealers for marketing and educational expenses and for the reimbursement of certain expenses incurred by registered representatives in connection with the distribution of the Contracts.

We do not pay any additional commissions on the sale or exercise of any of the optional benefit riders offered in this prospectus.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

ACC - 121360                           55

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Company or Separate Account B.

LEGAL MATTERS


The legal validity of the Contracts was passed on by ING Counsel.


EXPERTS

The audited consolidated financial statements of Golden American at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and Separate Account B at December 31, 2000 and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, appearing in this prospectus or in the SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in this prospectus or in the SAI and in the Registration Statement, and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS: NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

ACC - 121360                           56

TAX STATUS OF THE CONTRACTS

     DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account B, through the subaccounts, will satisfy these diversification requirements.

     INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Separate Account B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account B assets supporting the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals)during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs (including amounts paid to you under the MGWB rider), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

     SEPARATE ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits and riders are deemed to be taxable distributions to you. In particular,

ACC - 121360                           57
the Internal Revenue Service may treat the quarterly charges deducted for the earnings multiplier benefit rider as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. Although we do not believe that the charges we deduct for the earnings multiplier benefit rider or any other optional benefit or rider provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit or rider under the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

          o    made on or after the taxpayer reaches age 59 1/2;

          o    made on or after the death of a contract owner;

          o    attributable to the taxpayer's becoming disabled; or

          o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant, or payee other than an owner, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax advisor as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred one annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt

ACC - 121360                           58
is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

     DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro-rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below.

     For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

     SEPARATE ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits and riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat the quarterly charges deducted for the earnings multiplier benefit rider as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. Although we do not believe that the charges we deduct for the earnings multiplier benefit rider or any other optional benefit or rider provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit or rider under the Contract.

     WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

ACC - 121360                           59

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

IRA's generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contact value will be treated as life insurance. However, the enhanced death benefits and earnings enhancement benefit under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. THE CONTRACT WITH BOTH ENHANCED DEATH BENEFITS AND THE EARNINGS MULTIPLIER BENEFIT HAS BEEN FILED WITH THE IRS FOR APPROVAL FOR USE AS AN IRA. HOWEVER, THERE IS NO ASSURANCE THAT THE IRS WILL GIVE THIS APPROVAL OR THAT THE CONTRACT MEETS THE QUALIFICATION REQUIREMENTS FOR AN IRA. Although we regard the enhanced death benefit options and earnings multiplier benefit as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT OR EARNINGS MULTIPLIER BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

ROTH IRA

Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limits on the amount of the contribution and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which a conversion was made.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

LOANS

Loans may be available if you are under age 70 1/2 and purchased your contract in connection with a non-ERISA plan qualified under Section 403(b) of the Code ("TSA"). If your contract was issued in connection with a TSA and the terms of your plan permit, you may take a loan from us, using your Cash Surrender Value as collateral for the loan. Loans are subject to the terms of the Contract, the plan and the Code. You are responsible for monitoring the amount and number of loans outstanding at any one time under your TSA, whether under our contracts or those of other carriers. We may modify the terms of a loan to comply

ACC - 121360                           60
with changes in applicable law. WE URGE YOU TO CONSULT WITH A QUALIFIED TAX ADVISOR PRIOR TO EFFECTING A LOAN TRANSACTION UNDER YOUR CONTRACT.

     LOAN PROCEDURES. You must complete a loan application in order to effect a loan. You may submit a loan application at any time after the free look period and before the annuity start date. There is a loan fee (currently $25) per loan, payable at the time of the loan. If the loan amount plus the loan fee exceeds the maximum loan amount, the fee will be deducted from the loan proceeds.

     In order to secure your loan, on the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the "TSA Special Fixed Account." You must indicate your choice of variable and Fixed Accounts from which amounts will be transferred to the TSA Special Fixed Account. If no choice is indicated, amounts will be transferred on a pro-rata basis from your variable accounts. If amounts allocated to the variable accounts are not sufficient, amounts will be transferred from the Fixed Accounts on a nearest to maturity basis.

     Amounts transferred from the TSA Special Fixed Account upon loan repayments will be transferred to the variable accounts in proportion to the contract value so allocated. If no contract value is allocated to the variable accounts, such transfers will be made to the Liquid Asset subaccount.

     No withdrawals are permitted unless there has been a Distributable Event. Distributable Events are the following:

     1)   attainment of age 59 1/2;

     2)   separation from service;

     3)   death; or

     4)   disability.

You must notify us when a separation from service has occurred. No withdrawals are permitted from the TSA Special Fixed Account, other than an automatic withdrawal to pay off a defaulted loan. See "Loan Default," below.

     MINIMUM AND MAXIMUM LOAN AMOUNTS. You may borrow a minimum of $1,000, unless we are required by law to allow a lesser minimum amount. We currently allow no more than 2 loans per Contract at any time. The maximum loan amount for a new loan is the lesser of (1) and (2), minus any outstanding loan balance, where

          1)   is 50% of the Cash Surrender Value, and

          2) is $50,000 minus the excess of the highest outstanding loan balance during the past 12 months over the loan balance on the date of the new loan.

     INTEREST. The balance in the TSA Special Fixed Account is credited with interest until the loan is repaid in full. The current annual effective interest rate is 3.5%. The guaranteed minimum interest rate is 3%. Rates are guaranteed for one year. Each loan will have a separate TSA Special Fixed Account, and each may have a different interest crediting rate.

     You will be charged interest on the outstanding loan balance at an annual effective interest rate of 6%. Interest will be charged in arrears. Interest charges accrue on your outstanding loan balance daily beginning on the effective date of your loan.

     LOAN REPAYMENT. Loans must be repaid within 5 years. However, if the loan is used to purchase your principal residence, it must be repaid within 15 years. You must identify your payments as premium payments or they will be treated as loan repayments. You may choose whether to make your loan repayments quarterly or monthly. Currently, loans must be repaid by electronic funds transfer ("EFT") or pre-authorized check ("PAC"), unless we have approved another form of payment.

ACC - 121360                           61

     If your loan repayment is late, and the loan would otherwise be in default, we will make a withdrawal in an amount sufficient to keep the loan from going into default. The withdrawals will be made on a pro-rata basis from all of the variable accounts to which contract value is then allocated. If there is not enough contract value in the variable accounts, the withdrawal will be made from the Fixed Interest Allocations on a nearest to maturity basis, and any amount withdrawn may be subject to a Market Value Adjustment. This will only be done if:

          1)   there has been a Distributable Event;

          2) the amount available for withdrawal is equal to or exceeds the necessary amount plus any applicable withdrawal charges; and

          3)   you have authorized us to do so in the loan agreement.

If any of these conditions is not met, the loan will be considered to be in default, and default procedures will be performed.

     LOAN DEFAULT. When your loan is in default, you may pay off the loan, or the loan will be repaid through an automatic withdrawal from your contract value, as described below.

        1.   Loan Repaid

             For loans in default status, we will accept repayment only in the amount necessary to pay off the loan balance in full.

        2.   Loan Not Repaid

             The defaulted loan balance continues to accrue interest until there has been a Distributable Event, at which time the defaulted loan balance plus accrued interest will be repaid by automatic withdrawal. The defaulted loan balance will be considered a Deemed Distribution. If a Distributable Event has occurred prior to default, the defaulted loan balance plus accrued interest is repaid by automatic withdrawal upon default. The automatic withdrawal will apply first to the TSA Special Fixed Account, then pro-rata to the variable accounts and then to the Fixed Accounts on a nearest to maturity basis. Surrender charges and any market value adjustments will be applied as applicable to such withdrawals. In either case the Deemed Distribution or withdrawal will be considered a currently taxable event, and may be subject to federal income tax withholding and the federal early withdrawal penalty tax.

     OVERLOANS. An overloan occurs when the total outstanding loan balance(s) exceeds the Cash Surrender Value. If this occurs, we will send you a letter requesting payment of an amount which will take the loan out of overloan status. If after 30 days, the overloan status has not been corrected, the loan will be considered in default. If a Distributable Event occurred, the Contract will terminate without value. If a Distributable Event has not occurred, the Contract will continue in force, interest continues to accrue and the loan continues. Upon the occurrence of a Distributable Event while the loan is still in overloan status, the Contract will terminate without value.

     EFFECT OF LOAN ON OTHER CONTRACT FEATURES. The following contract features will be impacted by any outstanding loan balance:

        1) Withdrawals and Charges: The rules concerning maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges will be determined by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.

        2)   Death Benefit, Earnings multiplier Benefit, Annuitization and
             Surrenders: The outstanding loan balance is deducted from any amounts otherwise payable and in determining the amount available for annuitization.

        3)   Riders:

ACC - 121360                           62

             a) Minimum Guaranteed Income Benefit ("MGIB") Rider. Upon exercising the MGIB rider, the MGIB Base is reduced by an amount equal to the ratio of the outstanding loan balance to the contract value multiplied by the MGIB Base.

             b) Minimum Guaranteed Withdrawal Benefit ("MGWB") Rider. The portion of the contract value used to pay off the outstanding loan balance will reduce the MGWB Withdrawal Account. We do not recommend the MGWB rider if loans are contemplated.

             c) Minimum Guaranteed Accumulation Benefit ("MGAB") Rider. Generally, loan repayment periods should not extend into the 3-year period preceding the end of the Waiting Period, because transfers made within such 3-year period reduce the MGAB Base and the MGAB Charge Base pro rata based on the percentage of contract value transferred. Transfers between the TSA Special Fixed Account and the variable accounts will not be excluded from this treatment.

TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT

THE CONTRACT INCLUDES AN ENHANCED DEATH BENEFIT THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCE DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION. FURTHER, THE INTERNAL REVENUE SERVICE HAS NOT ADDRESSED IN A RULING OF GENERAL APPLICABILITY WHETHER A DEATH BENEFIT PROVISION SUCH AS THE ENHANCED DEATH BENEFIT PROVISION IN THE CONTRACT COMPORTS WITH IRA OR ROTH IRA QUALIFICATION REQUIREMENTS. A TAX ADVISOR SHOULD BE CONSULTED.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

ACC - 121360                           63


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--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS

             ITEM                                                      PAGE
             Introduction.........................................        1
             Description of Golden American Life Insurance
                Company...........................................        1
             Safekeeping of Assets................................        1
             The Administrator....................................        1
             Independent Auditors.................................        1
             Distribution of Contracts............................        1
             Performance Information..............................        2
             IRA Partial Withdrawal Option........................        9
             Other Information....................................        9
             Financial Statements of Separate Account B and
               Golden American Life Insurance Company.............       10




- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. ADDRESS THE FORM TO OUR CUSTOMER SERVICE CENTER; THE ADDRESS IS SHOWN ON THE PROSPECTUS COVER.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:


                           --------------------------------------------------
                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
                           STREET ADDRESS

                           --------------------------------------------------
                           CITY, STATE, ZIP



ACC-121360                                                           02/12/2002
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ACC-121360


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--------------------------------------------------------------------------------
                                   APPENDIX A
--------------------------------------------------------------------------------

              CONDENSED FINANCIAL INFORMATION--PRE-2000 AND YR-2000

Except for the International Equity Portfolio, AIM V.I. Dent Demographic Trends Fund, the Pioneer Fund VCT Portfolio, the Pioneer Mid-Cap Value VCT Portfolio, the INVESCO VIF -- Financial Services Fund, the INVESCO VIF -- Health Sciences Fund and the INVESCO -- Utilities Fund subaccounts which did not commence operations as of September 30, 2001, the following tables give (1) the accumulation unit value ("AUV"), (2) the total number of accumulation units, and
(3) the total accumulation unit value, for each subaccount of Golden American Separate Account B available under the Contract for the indicated periods. The date on which the subaccount became available to investors and the starting accumulation unit value are indicated on the last row of each table.

If you do not know your contract category, it now appears on your quarterly statement.

CONTRACT CATEGORY:  PRE-2000



LIQUID ASSET

----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $15.81    1,253,548      $ 19,817      $15.51      162,786         $2,525     $ 15.19       298,296        $4,531
 2000     15.47    1,882,788        29,128       15.19      136,169          2,069       14.90       180,291         2,686
 1999     14.79    1,335,241        19,754       14.55      171,595          2,497       14.29       341,263         4,877
 1998     14.33      114,958         1,647       14.11       55,847            788       13.88       101,998         1,416
 1997     13.83        3,498            48       13.65           --             --       13.44        72,123           969
 10/1/97  13.71           --            --       13.53           --             --       13.33            --            --
----------------------------------------------------------------------------------------------------------------------------


LIMITED MATURITY BOND

----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $19.08       68,078      $  1,299      $18.72       16,099         $  301     $ 18.33        56,167        $1,030
 2000     17.76       44,713           794       17.45       12,060            210       17.11        42,631          $729
 1999     16.72       74,720         1,249       16.45       15,174            250       16.15        48,448           783
 1998     16.77       59,954         1,005       16.52       24,212            400       16.25        27,265           443
 1997     15.91           --            --       15.70           --             --       15.47         6,594           102
 10/1/97  15.72           --            --       15.52           --             --       15.29            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A1

CORE BOND (FORMERLY GLOBAL FIXED INCOME)
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $11.94       46,144          $551      $11.81        8,995         $  106     $ 11.69        42,101        $  492
 2000     11.74       11,906           140       11.62        7,006             81       11.51        14,336           165
 1999     11.79       10,000           118       11.70        6,732             79       11.60        16,001           186
 1998     13.09        6,756            88       13.00          973             13       12.92        13,635           176
 1997     11.87           --            --       11.81           --             --       11.75            --            --
 10/1/97  11.99           --            --       11.93           --             --       11.87            --            --
----------------------------------------------------------------------------------------------------------------------------


FULLY MANAGED
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $26.89       60,628      $  1,631      $26.38       18,398         $  485     $ 25.84        82,844        $2,141
 2000     26.04       53,971         1,405       25.57       14,662            375       25.07        74,754         1,874
 1999     21.65       59,627         1,291       21.29       16,637            354       20.91        88,167         1,844
 1998     20.53       36,730           754       20.23        5,645            114       19.90        54,221         1,079
 1997     19.66        5,900           116       19.40           --             --       19.11           927            18
 10/1/97  19.49           --            --       19.24           --             --       18.96            --            --
----------------------------------------------------------------------------------------------------------------------------


TOTAL RETURN
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $19.48      234,328        $4,564      $19.27       29,878           $576     $ 19.06       186,314        $3,552
 2000     20.75      260,099         5,396       20.55       37,113            763       20.35       164,366         3,345
 1999     18.06      337,234         6,090       17.91       38,114            683       17.77       210,313         3,737
 1998     17.72      148,128         2,624       17.60        21,490           378       17.49       131,812         2,305
 1997     16.10       10,470           169       16.02           --             --       15.94         4,594            73
 10/1/97  15.82           --            --       15.75           --             --       15.68            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A2

ASSET ALLOCATION GROWTH
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 8.11           --            --      $ 8.10          758           $  6     $  8.09        12,340          $100
 2000      9.38           --            --        9.37           --             --        9.37         7,476            70
 10/2/00  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


EQUITY INCOME
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $22.24       48,494        $1,079      $21.82       28,479           $621      $21.37        58,881        $1,258
 2000     23.91       50,767         1,214       23.49       16,808            395       23.03        55,601         1,281
 1999     21.47       82,137         1,764       21.12       21,450            453       20.74        58,908         1,222
 1998     21.94       20,873           458       21.61       10,722            232       21.26        30,935           658
 1997     20.55        1,008            21       20.28           --             --       19.97           951            19
 10/1/97  20.55           --            --       20.29           --             --       19.99            --            --
----------------------------------------------------------------------------------------------------------------------------


ALL CAP
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $10.49       31,179          $327      $10.46       26,769           $280     $ 10.44        69,671          $727
 2000    $11.59       20,518           238       11.58        9,849            114       11.56        28,833           333
 2/1/00   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


GROWTH AND INCOME
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 8.30          860           $ 7      $ 8.29        3.841            $32     $  8.28        21,531          $178
 2000      9.94           --            --        9.94        1,130             11        9.94         1,474            15
 10/2/00  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A3

REAL ESTATE
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $27.43        8,192          $225      $26.91        5,581          $ 150     $ 26.36        19,301          $509
 2000     26.64        6,516           174       26.16        5,466            143       25.65        22,147           568
 1999     20.62        5,842           120       20.28        4,131             84       19.92        21,680           432
 1998     21.74        4,904           107       21.42        3,606             77       21.07        18,094           381
 1997     25.48          318             8       25.14          744             19       24.76           949            23
 10/1/97  25.25           --            --       24.92           --             --       24.56            --            --
----------------------------------------------------------------------------------------------------------------------------


VALUE EQUITY
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $16.44       39,989          $657      $16.27       12,984           $211      $16.08        37,276          $599
 2000     19.46       48,316           940       19.29       12,723            245       19.08        37,083           708
 1999     18.14       43,052           781       18.01       12,137            219       17.84        54,847           979
 1998     18.31       38,546           706       18.20       13,015            237       18.06        39,739           718
 1997     18.28        8,379           153       18.20        2,735             50       18.09         1,848            33
 10/1/97  18.85           --            --       18.78           --             --       18.67            --            --
----------------------------------------------------------------------------------------------------------------------------


INVESTORS
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 9.65        6,661           $64      $ 9.63        4,017           $ 39     $  9.60         5,782           $56
 2000     11.26        2,291            26       11.25          963             10       11.23           491             6
 2/1/00   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A4

RISING DIVIDENDS
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $19.61      141,754        $2,780      $19.37       46,162         $  894     $ 19.11       159,847        $3,055
 2000     24.94      167,032         4,165       24.67       54,145          1,336       24.36       181,802         4,429
 1999     25.83      187,702         4,849       25.59       50,429          1,291       25.31       235,428         5,959
 1998     22.61      127,282         2,878       22.43       38,436            862       22.22       135,474         3,011
 1997     20.09        4,422            89       19.96        2,343             47       19.81         9,754           193
 10/1/97  19.30           --            --       19.19           --             --       19.05          --              --
----------------------------------------------------------------------------------------------------------------------------


MANAGED GLOBAL
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $15.47       85,264      $  1,319      $15.26       57,210         $  873      $15.03       126,460        $1,901
 2000     20.19       99,153         2,002       19.94       59,997          1,197       19.67       135,545         2,666
 1999     23.97      130,506         3,128       23.71       47,060          1,116       23.42       139,357         3,263
 1998     14.88       97,572         1,452       14.75       15,757            232       14.59        67,979           992
 1997     11.67        5,054            59       11.58        2,459             28       11.47         3,479            40
 10/1/97  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


LARGE CAP VALUE
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 8.60       12,016          $103      $ 8.58        5,622          $  48      $ 8.56        76,320          $653
 2000     10.55        9,433            99       10.53        9,953            105       10.52        10,630           112
 2/1/00   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A5

HARD ASSETS
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $13.37          853          $ 11      $13.11        2,178           $ 29     $ 12.84         1,067          $ 14
 2000     16.32        3,275            53       16.03        2,018             32       15.72         2,086            33
 1999     17.37        6,833           119       17.09        2,719             46       16.78         6,235           105
 1998     14.28          892            13       14.07        1,478             21       13.84         5,166            71
 1997     20.57          331             7       20.29           --             --       19.99         2,508            50
 10/1/97  24.00           --            --       23.68           --             --       23.34            --            --
----------------------------------------------------------------------------------------------------------------------------


DIVERSIFIED MID-CAP
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 7.70        4,638           $36      $ 7.69           --         $   --     $  7.68         8,929        $   69
 2000      9.88        2,028            20        9.87        9,856             97        9.87         1,732        17,100
 10/2/00  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


RESEARCH
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $18.28      127,012        $2,321      $18.07      121,784         $2,201     $ 17.88       126,970        $2,271
 2000     26.39      150,291         3,967       26.13      129,843          3,393       25.89       138,087         3,575
 1999     28.04      150,823         4,229       27.80      127,318          3,540       27.58       181,319         5,001
 1998     22.89      110,714         2,534       22.73        31,874           725       22.59       133,399         3,013
 1997     18.87       11,013           208       18.77           188             4       18.67         7,799           146
 10/1/97  19.33           --            --       19.24           --             --       19.15            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A6

CAPITAL GROWTH
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $11.87      138,350        $1,642      $11.77       49,349         $  581     $ 11.67       101,439        $1,184
 2000     17.21      157,772         2,715       17.09       69,354          1,185       16.96       114,090         1,935
 1999     21.06      167,529         3,528       20.94       48,822          1,022       20.82       120,704         2,513
 1998     17.01       96,954         1,649       16.94       20,590            349       16.87        81,019         1,367
 1997     15.41       22,054           340       15.36          393              6       15.32         7,777           119
 10/1/97  15.99           --            --       15.95           --             --       15.92           --             --
----------------------------------------------------------------------------------------------------------------------------


CAPITAL APPRECIATION
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $19.66       46,566        $  916      $19.38       20,599           $399     $ 19.08        75,167        $1,434
 2000     25.17       56,629         1,425       24.85       23,640            587       24.48        92,525         2,265
 1999     30.11       46,533         1,401       29.77       13,334            397       29.38        71,439         2,099
 1998     24.50       22,645           555       24.26        5,934            144       23.98        27,469           659
 1997     22.05          664            15       21.87          295              6       21.65         2,706            59
 10/1/97  21.95           --            --       21.78           --             --       21.57           --             --
----------------------------------------------------------------------------------------------------------------------------


SMALL CAP
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $14.17      152,949        $2,168      $14.05       42,004           $590     $ 13.93       106,030        $1,477
 2000     18.40      135,798         2,498       18.26       46,074            841       18.12       122,678         2,223
 1999     22.82      105,241         2,402       22.68       36,816            835       22.55       123,524         2,785
 1998     15.37       50,890           782       15.30       17,135            262       15.23        53,468           814
 1997     12.88        1,196            15       12.84          --              --       12.81         6,051            77
 10/1/97  13.85           --            --       13.82           --             --       13.78            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A7

MID-CAP GROWTH
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $25.56       92,148        $2,355      $25.33      106,772         $2,704     $ 25.06       106,582        $2,671
 2000     42.23      128,296         5,418       41.89      114,827          4,811       41.50       127,691         5,299
 1999     39.59      106,799         4,229       39.34       95,422          3,753       39.02        91,512         3,571
 1998     22.43       36,892           827       22.31       11,475            256       22.17        27,846           617
 1997     18.52          813            15       18.45        1,826             34       18.36           178             3
 10/1/97  18.94           --            --       18.88           --             --       18.79            --            --
----------------------------------------------------------------------------------------------------------------------------


STRATEGIC EQUITY
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $11.70       49,705         $ 582      $11.60       24,922          $ 289     $ 11.48        62,578        $  718
 2000     18.92       71,053         1,345       18.78       29,949            562       18.60       109,011         2,028
 1999     21.92       40,286           883       21.78       15,633            341       21.61       103,635         2,240
 1998     14.23       34,803           495       14.16        2,507             36       14.07        78,636         1,107
 1997     14.31           --            --       14.26           --             --       14.20            --            --
 10/1/97  14.14           --            --       14.10           --             --       14.04            --            --
----------------------------------------------------------------------------------------------------------------------------


SPECIAL SITUATIONS
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 7.29        5,898           $43      $ 7.27        3,689           $ 27     $  7.26         4,897           $36
 2000      8.89        6,139            55        8.89        3,337             30        8.88         4,546            40
 10/2/00  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A8

GROWTH
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $13.81      276,498      $  3,819      $13.69        127,640       $1,748     $ 13.58       277,038        $3,762
 2000     22.02      332,958         7,331       21.86        182,709        3,993       21.70       306,662         6,654
 1999     28.62      435,689        12,470       28.46        152,492        4,339       28.29        291,231        8,240
 1998     16.29       73,358         1,195       16.22         19,004          308       16.16         89,016        1,438
 1997     13.03        4,054            53       12.99         10,033          130       12.96         11,500          149
 10/1/97  15.18           --            --       15.14             --           --       15.10             --           --
----------------------------------------------------------------------------------------------------------------------------


DEVELOPING WORLD
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 5.62       41,148          $231      $ 5.59       21,818          $ 122     $  5.56        34,577          $192
 2000      7.58       18,014           137        7.55        9,706             73        7.51        19,723           148
 1999     11.61       19,689           229       11.58       13,759            159       11.54        10,065           116
 1998      7.28          350             3        7.27        1,768             13        7.26           616             4
 2/19/98  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


INTERNET TOLLKEEPER
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 6.18           --            --      $ 6.18          266          $   2     $ 6.18            --             --
 5/1/01   10.00           --            --       10.00           --             --      10.00            --             --
----------------------------------------------------------------------------------------------------------------------------


PIMCO HIGH YIELD BOND
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 9.68      118,208      $  1,144      $ 9.63       32,716         $  315     $  9.58        85,099        $  815
 2000     10.01      127,141         1,273        9.97       32,704            326        9.93        73,421           729
 1999     10.24      145,283         1,488       10.21       35,651            364       10.19       109,159         1,112
 1998     10.08       59,318           598       10.07       10,615            107       10.06        70,508           709
 5/1/98   10.00           --            --                       --             --                        --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A9

PIMCO STOCKSPLUS GROWTH AND INCOME
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 9.32      119,848        $1,116      $ 9.27       53,270           $494     $  9.22       248,666        $2,293
 2000     11.72      133,610         1,566       11.67       59,574            695       11.62       269,136         3,129
 1999     13.13      126,402         1,660       13.10       31,651            415       13.06       280,781         3,668
 1998     11.11       22,136           246       11.10          817              9       11.09        33,250           369
 5/1/98   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


PILGRIM VIT WORLDWIDE GROWTH  (FORMERLY, PILGRIM GLOBAL BRAND NAMES)
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 6.35        3,895           $25      $ 6.34          288           $  2     $  6.32         1,973           $12
 2000      8.75           --            --        8.75          301              3        8.74           472             4
 5/1/00   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


PRUDENTIAL JENNISON
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 5.40        3,635           $20      $ 5.39        3,993          $  22     $  5.38           663           $ 4
 2000      7.85        5,251            41        7.84           --             --        7.83         7,926            62
 5/1/00   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


SP JENNISON INTERNATIONAL GROWTH
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 5.02        1,146           $ 6      $ 5.01           --             --     $  5.00         1,777           $ 9
 2000      8.56           --            --        8.56           --             --        8.56            --            --
 10/2/00  10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A10

PILGRIM VP MAGNA CAP
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 8.60           --            --      $ 8.60           --             --      $ 8.59        19,525      $    168
 5/1/01   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


PILGRIM VP SMALL CAP OPPORTUNITIES
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 7.13           89           $ 1      $ 7.13           23           $  0*     $ 7.12            --            --
 5/1/01   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

     * Less than $500.


PILGRIM VP GROWTH OPPORTUNITIES
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 6.75           --            --      $ 6.75           --             --      $ 6.74            --            --
 5/1/01   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


PROFUNDS VP BULL
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 8.13           --            --      $ 8.13           --             --      $ 8.12           150          $  1
 5/1/01   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A11

PROFUNDS VP SMALL-CAP
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 7.99           --            --      $ 7.98           --             --      $ 7.98            --            --
 5/1/01   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------


PROFUNDS VP EUROPE 30
----------------------------------------------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT          7% SOLUTION ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
         AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF
         PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION                  PERIOD/    ACCUMULATION
        YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT        TOTAL      YEAR END      UNITS AT        TOTAL
        (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR     AUV AT
       BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT      PERIOD/    BEGINNING    END(AND AT      PERIOD/
            OF     BEGINNING OF   YEAR END       OF       BEGINNING OF     YEAR END      OF       BEGINNING OF     YEAR END
        FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING        (IN      FOLLOWING     FOLLOWING        (IN
          YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)       THOUSANDS)    YEAR)         YEAR)       THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01 $ 7.81           --            --      $ 7.80           --             --      $ 7.80            --            --
 5/1/01   10.00           --            --       10.00           --             --       10.00            --            --
----------------------------------------------------------------------------------------------------------------------------

ACC - 121360                           A12

CONTRACT CATEGORIES: YR-2000 AND YR-2001



LIQUID ASSET
--------------------------------------------------------------------------------------
                                                               YR-2000
--------------------------------------------------------------------------------------
               STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $15.64     1,912,802     $29,909       $15.34      150,916      $2,315
 2000         15.31     2,307,052      35,317        15.03      191,312       2,876
 2/1/00       14.70            --          --        14.45           --          --
--------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------
          7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.95     1,346,203     $20,123       $14.76      117,983      $1,741
 2000         14.67        49,920         732        14.50       73,853       1,071
 2/1/00       14.13            --          --        13.97           --          --
--------------------------------------------------------------------------------------




LIMITED MATURITY BOND
--------------------------------------------------------------------------------------
                                                              YR-2000
            STANDARD DEATH BENEFIT                  ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.90        94,085      $1,778       $18.54       32,122        $595
 2000         17.60        45,296         797        17.29       27,971         483
 2/1/00       16.56            --          --        16.28           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.07        82,114      $1,484       $17.84       43,029        $767
 2000         16.87         3,837          65        16.67       10,293         172
 2/1/00       15.92            --          --        15.74           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A13


CORE BOND (FORMERLY GLOBAL FIXED INCOME)
--------------------------------------------------------------------------------------
                                                                  YR-2000
            STANDARD DEATH BENEFIT                  ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.90        75,945        $904       $11.77       11,560        $136
 2000         11.70        25,693        3001        11.59       11,027         128
 2/1/00       11.44            --          --        11.35           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
          7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.61       111,035      $1,289       $11.52       11,307        $130
 2000         11.44         4,897          56        11.37        7,186          82
 2/1/00       11.23            --          --        11.17           --          --
--------------------------------------------------------------------------------------




FULLY MANAGED
--------------------------------------------------------------------------------------
                                                                YR-2000
            STANDARD DEATH BENEFIT                  ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $26.69        53,650      $1,432       $26.18       21,880        $573
 2000         25.84        18,533         479        25.38       13,377         340
 2/1/00       20.89            --          --        20.54           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
          7% SOLUTION ENHANCED DEATH BENEFIT                      MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $25.51        73,976      $1,887       $25.18       25,191        $634
 2000         24.77         9,867         244        24.47       14,436         353
 2/1/00       20.08            --          --        19.06           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A14


TOTAL RETURN

--------------------------------------------------------------------------------------
                                                                 YR-2000
            STANDARD DEATH BENEFIT                  ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $19.40       225,308      $4,372       $19.20       39,076        $750
 2000         20.68       101,418       2,097        20.48       37,412         766
 2/1/00       17.46            --          --        17.32           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.93       127,010      $2,404       $18.80       54,375      $1,022
 2000         20.22        18,662         377        20.10       23,205         466
 2/1/00       17.13            --          --        17.04           --          --
--------------------------------------------------------------------------------------




ASSET ALLOCATION GROWTH

--------------------------------------------------------------------------------------
                                                                YR-2000
                    STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.11        91,017        $738        $8.10        5,273         $43
 2000          9.38        13,340         125         9.37        4,094          38
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
           7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.08        47,579        $385        $8.07        2,978         $24
 2000          9.37           414           4         9.37        2,028          19
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A15


EQUITY INCOME

--------------------------------------------------------------------------------------
                                                               YR-2000
                  STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $22.07        45,263        $999       $21.65       25,756        $558
 2000         23.74        22,218         527        23.31       10,901         254
 2/1/00       20.18            --          --        19.85           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $21.10        54,587      $1,152       $20.83       18,208        $379
 2000         22.75        10,344         235        22.48       12,701         285
 2/1/00       19.41            --          --        19.19           --          --
--------------------------------------------------------------------------------------




ALL CAP

--------------------------------------------------------------------------------------
                   STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $10.48       134,936      $1,414       $10.46       43,738        $457
 2000         11.59        81,144         940        11.57       33,359         386
 2/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                      MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $10.42       165,427      $1,724       $10.40      124,327      $1,293
 2000         11.55        69,580         804        11.54       51,207         591
 2/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A16


GROWTH AND INCOME

--------------------------------------------------------------------------------------
                                                                 YR-2000
                  STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.30        58,715        $487        $8.28       31,802        $263
 2000          9.94         8,419          84         9.94       10,679         106
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.27        61,691        $510        $8.26       84,516        $698
 2000          9.93         3,096          31         9.93        6,664          66
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




REAL ESTATE

--------------------------------------------------------------------------------------
                                                                 YR-2000
                    STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $27.22        21,454        $584       $26.70        2,632         $70
 2000         26.44         7,445         197        25.97        2,636          68
 2/1/00       20.64            --          --        20.30           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $26.02        16,117        $419       $25.69        6,659        $171
 2000         25.34         4,138         105        25.04        4,567         114
 2/1/00       19.85            --          --        19.63           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A17


VALUE EQUITY

--------------------------------------------------------------------------------------
                                                                  YR-2000
                STANDARD DEATH BENEFIT                ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $16.36        48,825        $799       $16.20        6,818        $110
 2000         19.38        19,915         386        19.20        5,496         106
 2/1/00       17.48            --          --        17.35           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $15.98        22,490        $359       $15.87       12,993        $206
 2000         18.97         6,859         130        18.85        3,119          59
 2/1/00       17.17            --          --        17.08           --          --
--------------------------------------------------------------------------------------




INVESTORS

--------------------------------------------------------------------------------------
                                                                YR-2000
                 STANDARD DEATH BENEFIT                ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.64        41,817        $403        $9.62       10,279         $99
 2000         11.26        11,814         133        11.24        7,405          83
 2/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.59        49,887        $478        $9.57       38,296        $367
 2000         11.22         2,820          32        11.21       19,386         217
 2/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A18


RISING DIVIDENDS

--------------------------------------------------------------------------------------
                                                               YR-2000
               STANDARD DEATH BENEFIT                  ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $19.50       103,235      $2,013       $19.27       25,256        $487
 2000         24.81        71,151       1,765        24.54       25,276         620
 2/1/00       25.53            --          --        25.28           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
                                                                YR-2000
           7% SOLUTION ENHANCED DEATH BENEFIT                    MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.96        61,432      $1,165       $18.80       51,059        $960
 2000         24.18        26,297         636        24.00       37,658         903
 2/1/00       24.96            --          --        24.80           --          --
--------------------------------------------------------------------------------------




MANAGED GLOBAL

--------------------------------------------------------------------------------------
                                                                 YR-2000
                    STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $15.38       329,842      $5,072       $15.17       50,782        $770
 2000         20.08       103,869       2,086        19.83       44,114         875
 5/1/00       22.29            --          --        22.04           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.90       247,673      $3,689       $14.76       80,868      $1,194
 2000         19.51        57,873       1,129        19.34       59,264       1,146
 5/1/00       21.72            --          --        21.56           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A19


LARGE CAP VALUE

--------------------------------------------------------------------------------------
                                                                 YR-2000
                    STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.59       246,366      $2,117        $8.57       52,360        $449
 2000         10.54       102,777       1,083        10.53       43,073         453
 2/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
          7% SOLUTION ENHANCED DEATH BENEFIT                   MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.54       186,122      $1,590        $8.53      123,111      $1,050
 2000         10.51        50,965         535        10.50       36,021         378
 2/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




HARD ASSETS

--------------------------------------------------------------------------------------
                                                                 YR-2000
                  STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.26         5,129         $68       $13.01        2,419         $31
 2000         16.20         4,582          74        15.91          818          13
 2/1/00       16.12            --          --        15.85           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $12.68         6,764         $86       $12.52        2,087         $26
 2000         15.53         3,662          57        15.34        1,434          22
 2/1/00       15.50            --          --        15.33           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A20


DIVERSIFIED MID-CAP

--------------------------------------------------------------------------------------
                                                                 YR-2000
                    STANDARD DEATH BENEFIT           ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.70        57,442        $442        $7.68       13,065        $100
 2000          9.88         7,594          75         9.87           62           1
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
                                                              YR-2000
         7% SOLUTION ENHANCED DEATH BENEFIT                    MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.67        49,615        $380        $7.66       39,450        $302
 2000          9.87         1,091          11         9.87        3,629          36
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




RESEARCH

--------------------------------------------------------------------------------------
                                                                 YR-2000
                   STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.20        92,473      $1,683       $18.01       22,825        $411
 2000         26.30        76,661       2,016        26.05       26,695         695
 2/1/00       26.94            --          --        26.72           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $17.76        51,838        $920       $17.63       56,698      $1,000
 2000         25.72        25,176         648        25.56       44,388       1,135
 2/1/00       26.43            --          --        26.29           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A21


CAPITAL GROWTH

--------------------------------------------------------------------------------------
                                                               YR-2000
                 STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.83        57,626        $682       $11.74       20,584        $242
 2000         17.17        55,376         951        17.04       26,619         454
 2/1/00       20.13            --          --        20.01           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                    MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.60        46,562        $540       $11.54       28,198        $325
 2000         16.88        19,326         326        16.80       18,742         315
 2/1/00       19.86            --          --        19.78           --          --
--------------------------------------------------------------------------------------




CAPITAL APPRECIATION

--------------------------------------------------------------------------------------
                                                               YR-2000
                  STANDARD DEATH BENEFIT            ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $19.54       117,805      $2,302       $19.26       22,312        $430
 2000         25.03        74,815       1,872        24.70       29,608         731
 2/1/00       29.44            --          --        29.09           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.90        69,322      $1,310       $18.72       45,054        $843
 2000         24.27        27,404         665        24.06       29,429         708
 2/1/00       28.64            --          --        28.41           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A22


SMALL CAP

--------------------------------------------------------------------------------------
                                                                 YR-2000
                    STANDARD DEATH BENEFIT            ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.13       186,570      $2,636       $14.01       27,563        $386
 2000         18.35        75,488       1,385        18.21       25,452         464
 2/1/00       23.69            --          --        23.54           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.85       257,874      $3,570       $13.76       70,064        $964
 2000         18.03        31,396         566        17.94       28,771         516
 2/1/00       23.35            --          --        23.25           --          --
--------------------------------------------------------------------------------------




MID-CAP GROWTH

--------------------------------------------------------------------------------------
                                                              YR-2000
                  STANDARD DEATH BENEFIT            ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $25.51       188,097      $4,798       $25.24       38,523       $ 972
 2000         42.16       120,112       5,064        41.76       36,742       1,534
 2/1/00       38.56            --          --        38.25           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
          7% SOLUTION ENHANCED DEATH BENEFIT                    MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $24.88        71,598      $1,782       $24.71       92,853      $2,294
 2000         41.24        37,305       1,538        40.98       62,447       2,559
 2/1/00       37.84            --          --        37.63           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A23


STRATEGIC EQUITY

--------------------------------------------------------------------------------------
                                                                 YR-2000
                  STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.65        72,363       $ 843       $11.55       24,985        $289
 2000         18.85        71,171       1,342        18.70       25,268         473
 2/1/00       21.70            --          --        21.56           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
          7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.41        51,162        $584       $11.34       52,784       $ 598
 2000         18.50        25,891         479        18.40       55,344       1,019
 2/1/00       21.37            --          --        21.27           --          --
--------------------------------------------------------------------------------------




SPECIAL SITUATIONS

--------------------------------------------------------------------------------------
                                                               YR-2000
                STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.28         4,830         $35        $7.27        1,482         $11
 2000          8.89         1,554          14         8.88          118           1
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.26        14,769        $107        $7.25       18,748        $136
 2000          8.88           558           5         8.88        6,836          61
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A24


GROWTH

--------------------------------------------------------------------------------------
                                                                YR-2000
                 STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.77       296,093      $4,078       $13.66      100,271      $1,369
 2000         21.96       194,584       4,273        21.80       92,527       2,017
 2/1/00       29.12            --          --        28.95           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                      MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.50       207,416      $2,801       $13.43      171,648      $2,305
 2000         21.59       148,220       3,201        21.49      128,111       2,753
 2/1/00       28.72            --          --        28.61           --          --
--------------------------------------------------------------------------------------




DEVELOPING WORLD

--------------------------------------------------------------------------------------
                                                              YR-2000
                 STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.61       339,387      $1,905        $5.58       20,655        $115
 2000          7.57        15,576         118         7.54        8,257          62
 2/1/00       11.66            --          --        11.63           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.54        71,379        $395        $5.52       31,199        $172
 2000          7.49         5,648          42         7.47        3,920          29
 2/1/00       11.58            --          --        11.56           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A25


INTERNET TOLLKEEPER

--------------------------------------------------------------------------------------
                                                              YR-2000
                STANDARD DEATH BENEFIT               ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.18           339          $2       $6.18          957          $6
 5/1/01       10.00            --          --       10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.17         6,321         $39        $6.17          709          $4
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PIMCO HIGH YIELD BOND

--------------------------------------------------------------------------------------
                                                               YR-2000
                  STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.66        88,350        $853        $9.61       15,966        $153
 2000         10.00        69,128         691         9.96        9,906          99
 2/1/00       10.16            --          --        10.13           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.54       107,982      $1,030        $9.51       30,708        $292
 2000          9.90        17,884         177         9.88       10,008          99
 2/1/00       10.09            --          --        10.07           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A26


PIMCO STOCKSPLUS GROWTH AND INCOME

--------------------------------------------------------------------------------------
                                                              YR-2000
                  STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.30       159,731      $1,485        $9.25       19,509        $180
 2000         11.70        73,801         864        11.66       16,898         197
 2/1/00       12.52            --          --        12.49           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.19        61,451        $565        $9.16       80,151        $734
 2000         11.59        24,282         282        11.56       56,240         650
 2/1/00       12.45            --          --        12.42           --          --
--------------------------------------------------------------------------------------




PILGRIM VIT WORLDWIDE GROWTH  (FORMERLY, PILGRIM GLOBAL BRAND NAMES)

--------------------------------------------------------------------------------------
                                                               YR-2000
                 STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.35        29,727        $189        $6.33       15,254         $97
 2000          8.75        11,885         104         8.74       16,394         143
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.31        20,233        $128        $6.31        5,143         $32
 2000          8.73         3,037          27         8.72        2,591          23
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A27


PRUDENTIAL JENNISON

--------------------------------------------------------------------------------------
                                                               YR-2000
                  STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.40        29,230        $158        $5.39       16,666         $90
 2000          7.84         5,968          47         7.84       17,170         135
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.37        42,072        $226        $5.36       27,602        $148
 2000          7.82         4,023          31         7.82       17,947         140
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




SP JENNISON INTERNATIONAL GROWTH

--------------------------------------------------------------------------------------
                                                              YR-2000
                 STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.02        24,532        $123        $5.01        4,799         $24
 2000          8.56            --          --         8.56        4,799          41
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.00        84,148        $421        $4.99       13,643         $68
 2000          8.55            --          --         8.55        1,645          14
 10/2/00      10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A28


PILGRIM VP MAGNACAP

--------------------------------------------------------------------------------------
                                                              YR-2000
                STANDARD DEATH BENEFIT              ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.60            --          --        $8.60           --          --
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
         7% SOLUTION ENHANCED DEATH BENEFIT                     MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.59        38,948        $335        $8.59          789          $7
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PILGRIM VP SMALLCAP OPPORTUNITIES

--------------------------------------------------------------------------------------
                                                               YR-2000
                  STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.13         1,304        $  9       $ 7.12           --          --
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
       7% SOLUTION ENHANCED DEATH BENEFIT                      MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.12        11,959         $85       $ 7.11          466          $3
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A29


PILGRIM VP GROWTH OPPORTUNITIES

--------------------------------------------------------------------------------------
                                                              YR-2000
                  STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.75            --          --        $6.75           --          --
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.74         2,665         $18        $6.74           --          --
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PROFUND VP BULL

--------------------------------------------------------------------------------------
                                                               YR-2000
                  STANDARD DEATH BENEFIT             ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.13         1,734         $14        $8.13           --          --
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
       7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.12         4,345         $35        $8.12          322          $3
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A30


PROFUND VP SMALL-CAP

----------------------------------------------------------------------------------------------------------------------------
                                                                                                    YR-2001
                                                              YR-2000                            ANNUAL RATCHET
               STANDARD DEATH BENEFIT               ANNUAL RATCHET DEATH BENEFIT             ENHANCED DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------------------
             AUV AT      TOTAL # OF                  AUV AT      TOTAL # OF                AUV AT      TOTAL # OF
             PERIOD/    ACCUMULATION                 PERIOD/   ACCUMULATION                PERIOD/    ACCUMULATION
            YEAR END      UNITS AT       TOTAL      YEAR END     UNITS AT      TOTAL      YEAR END      UNITS AT       TOTAL
            (AND AT      PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR   AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING     END(AND AT     PERIOD/     BEGINNING    END(AND AT    PERIOD/    BEGINNING    END(AND AT     PERIOD/
               OF       BEGINNING OF   YEAR END        OF      BEGINNING OF   YEAR END       OF       BEGINNING OF   YEAR END
           FOLLOWING     FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN      FOLLOWING     FOLLOWING      (IN
             YEAR)         YEAR)       THOUSANDS)     YEAR)         YEAR)     THOUSANDS)    YEAR)         YEAR)    THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------
 9/28/01      $7.99         2,385         $19        $7.98          738          $6        $7.97          875          $7
 5/1/01       10.00            --          --        10.00           --          --        10.00           --          --
----------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
        7% SOLUTION ENHANCED DEATH BENEFIT                        MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.98       109,324        $872        $7.97           --          --
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PROFUND VP EUROPE 30

--------------------------------------------------------------------------------------
                                                                YR-2000
                STANDARD DEATH BENEFIT               ANNUAL RATCHET DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.81       238,429      $1,861       $ 7.80           --          --
 5/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                       MAX 7
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.79       352,485      $2,747       $ 7.79           --          --
 5/1/00       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A31

                                                   CONTRACT CATEGORY:  MAY-2001


CONTRACT CATEGORY:  MAY-2001

LIQUID ASSET

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.95     1,346,203     $20,123       $14.52      159,690      $2,319
 5/1/01           *                                  14.43           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.33        92,925      $1,332       $14.15      254,546      $3,601
 5/1/01       14.25            --          --        14.07           --          --
--------------------------------------------------------------------------------------




LIMITED MATURITY BOND

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.07        82,114      $1,484       $17.52       17,940        $314
 5/1/01           *                                  16.79           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $17.30         5,616         $97       $17.08       18,638        $318
 5/1/01       16.58            --          --        16.37           --          --
--------------------------------------------------------------------------------------


      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A32


CORE BOND (FORMERLY GLOBAL FIXED INCOME)

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.61       111,035      $1,289       $11.40       30,262        $345
 5/1/01           *                                  10.88           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.32        49,444        $560       $11.24       21,872        $246
 5/1/01       10.81            --          --        10.78           --          --
--------------------------------------------------------------------------------------




FULLY MANAGED

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $25.51        73,976      $1,887       $24.70       14,155        $350
 5/1/01           *                                  25.63           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $24.38        18,077        $441       $24.07       43,596      $1,049
 5/1/01       25.31            --          --        25.00           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A33


TOTAL RETURN

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.93       127,010      $2,404       $18.60       23,295        $433
 5/1/01           *                                  19.98           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.46        34,666        $640       $18.33       37,681        $691
 5/1/01       19.84            --          --        19.71           --          --
--------------------------------------------------------------------------------------




ASSET ALLOCATION GROWTH

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.08        47,579        $385        $8.06        7,635         $62
 5/1/01           *                                   8.97           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.05         3,379         $27        $8.04       15,194        $122
 5/1/01        8.97            --          --         8.96           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A34


EQUITY INCOME

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $21.10        54,587      $1,152       $20.43        8,905        $182
 5/1/01           *                                  22.18           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $20.17        14,648        $295       $19.91       13,162        $262
 5/1/01       21.91            --          --        21.63           --          --
--------------------------------------------------------------------------------------




ALL CAP

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $10.42       165,427      $1,724       $10.38       38,180        $396
 5/1/01           *                                  12.15           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $10.36        22,284        $231       $10.34       70,617        $730
 5/1/01       12.13            --          --        12.11           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A35


GROWTH AND INCOME

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.27        61,691        $510        $8.25       12,701        $105
 5/1/01           *                                   9.55           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.24         8,055         $66        $8.23       21,084        $174
 5/1/01        9.55            --          --         9.54           --          --
--------------------------------------------------------------------------------------




REAL ESTATE

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $26.02        16,117        $419       $25.20        5,058        $127
 5/1/01           *                                  24.26           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $24.87         3,768         $94       $24.55       13,022        $320
 5/1/01       23.95            --          --        23.66           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A36


VALUE EQUITY

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $15.98        22,490        $359       $15.71        8,661        $136
 5/1/01           *                                  19.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $15.60         4,881         $76       $15.49       10,195        $158
 5/1/01       18.88            --          --        18.76           --          --
--------------------------------------------------------------------------------------




INVESTORS

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.59        49,887        $478       $ 9.55        4,389         $42
 5/1/01           *                                  11.36           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 9.53        11,165        $106       $ 9.51       32,542        $310
 5/1/01       11.34            --          --        11.33           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A37


RISING DIVIDENDS

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.96        61,432      $1,165       $18.58       13,511        $251
 5/1/01           *                                  21.46           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.43         7,346        $135       $18.28        8,922        $163
 5/1/01       21.30            --          --        21.13           --          --
--------------------------------------------------------------------------------------




MANAGED GLOBAL

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.90       247,673      $3,689       $14.56        9,093        $132
 5/1/01           *                                  18.97           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $14.43        12,423        $179       $14.30       31,322        $448
 5/1/01       18.81            --          --        18.64           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A38


LARGE CAP VALUE

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $8.54       186,122      $1,590       $ 8.51       35,630        $303
 5/1/01           *                                  10.41           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 8.49        31,779        $270       $ 8.48       74,872        $635
 5/1/01       10.40            --          --        10.38           --          --
--------------------------------------------------------------------------------------




HARD ASSETS

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $12.68         6,764         $86       $12.28        9,104        $112
 5/1/01           *                                  15.32           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $12.12         2,575         $31       $11.96        1,028         $12
 5/1/01       15.13            --          --        14.94           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A39


DIVERSIFIED MID-CAP

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.67        49,615        $380        $7.65       10,145         $78
 5/1/01           *                                   9.41           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.64        13,184        $101        $7.63        7,515         $57
 5/1/01        9.40            --          --         9.40           --          --
--------------------------------------------------------------------------------------




RESEARCH

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $17.76        51,838        $920       $17.44       12,669        $221
 5/1/01           *                                  22.97           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $17.32         9,308        $161       $17.20       19,519        $336
 5/1/01       22.82            --          --        22.67           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A40


CAPITAL GROWTH

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.60        46,562        $540       $11.44       10,447        $120
 5/1/01           *                                  15.91           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.38         3,913         $45       $11.32       10,771        $122
 5/1/01       15.83            --          --        15.75           --          --
--------------------------------------------------------------------------------------




CAPITAL APPRECIATION

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.90        69,322      $1,310       $18.45       15,006        $277
 5/1/01           *                                  22.73           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $18.27         5,598        $102       $18.10       17,480        $316
 5/1/01       22.52            --          --        22.31           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A41


SMALL CAP

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.85       257,874      $3,570       $13.64       19,055        $260
 5/1/01           *                                  17.46           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.56         7,094         $96       $13.49       24,807        $335
 5/1/01       17.37            --          --        17.27           --          --
--------------------------------------------------------------------------------------




MID-CAP GROWTH

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $24.88        71,598      $1,782       $24.44       12,867        $315
 5/1/01           *                                  38.88           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $24.27        12,577        $305       $24.10       19,324        $466
 5/1/01       38.62            --          --        38.36           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A42


STRATEGIC EQUITY

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.41        51,162        $584       $11.23        4,006         $45
 5/1/01           *                                  16.21           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $11.17         5,137         $57       $11.10        3,466         $38
 5/1/01       16.12            --          --        16.03           --          --
--------------------------------------------------------------------------------------




SPECIAL SITUATIONS

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.26        14,769        $107        $7.24        3,038         $22
 5/1/01           *                                   8.92           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $7.23         3,123         $23        $7.22        4,538         $33
 5/1/01        8.92            --          --         8.91           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A43


GROWTH

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.50       207,416      $2,801       $13.32       15,833        $211
 5/1/01           *                                  18.75           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $13.24        21,376        $283       $13.17       23,940        $315
 5/1/01       18.65            --          --        18.55           --          --
--------------------------------------------------------------------------------------




DEVELOPING WORLD

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.54        71,379        $395        $5.49       28,130        $154
 5/1/01           *                                   7.30           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.47         6,824         $37        $5.45        2,649         $14
 5/1/01        7.27            --          --         7.25           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A44


INTERNET TOLLKEEPER

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT                      ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 6.17         6,321         $39       $ 6.17        5,208         $32
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 6.16         1,677         $10       $ 6.16        2,872         $18
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PIMCO HIGH YIELD BOND

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.54       107,982      $1,030        $9.46       30,484        $288
 5/1/01           *                                   9.79           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.43        15,339        $145        $9.39       51,019        $479
 5/1/01        9.76            --          --         9.73           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A45


PIMCO STOCKSPLUS GROWTH AND INCOME

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.19        61,451        $565        $9.11        5,656         $52
 5/1/01           *                                  10.81           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $9.08         2,035         $18        $9.04       12,310        $111
 5/1/01       10.77            --          --        10.74           --          --
--------------------------------------------------------------------------------------




PILGRIM VIT WORLDWIDE GROWTH  (FORMERLY, PILGRIM GLOBAL BRAND NAMES)

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.31        20,233        $128        $6.29       15,560         $98
 5/1/01           *                                   8.19           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $6.28         4,491         $28        $6.27        4,879         $31
 5/1/01        8.18            --          --         8.18           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A46


PRUDENTIAL JENNISON

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.37        42,072        $226        $5.35        1,930         $10
 5/1/01           *                                   7.08           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.34         7,412         $40        $5.34       19,897        $106
 5/1/01        7.07            --          --         7.07           --          --
--------------------------------------------------------------------------------------




SP JENNISON INTERNATIONAL GROWTH

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
           STANDARD DEATH BENEFIT *                    ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $5.00        84,148        $421        $4.99        4,424         $22
 5/1/01           *                                   7.27           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01      $4.98         2,963         $15        $4.98        6,285         $31
 5/1/01        7.27            --          --         7.26           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A47


PILGRIM VP MAGNACAP

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
            STANDARD DEATH BENEFIT                     ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 8.59        38,948        $335       $ 8.58       10,753         $92
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 8.58         5,705         $49       $ 8.57        3,153         $27
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PILGRIM VP SMALLCAP OPPORTUNITIES

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
            STANDARD DEATH BENEFIT                     ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.12        11,959         $85       $ 7.11        1,652         $12
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.11         5,961         $42       $ 7.10        1,730         $12
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

      * For historical values of Standard Death Benefit, see Categories Yr-2000 and Yr-2001, 7% Solution Enhanced Death Benefit.

ACC - 121360                           A48


PILGRIM VP GROWTH OPPORTUNITIES

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
            STANDARD DEATH BENEFIT                     ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 6.74         2,665         $18       $ 6.73        3,179         $21
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 6.73         2,658         $18       $ 6.73        1,108          $7
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PROFUND VP BULL

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
            STANDARD DEATH BENEFIT                     ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 8.12         4,345         $35       $ 8.11        2,251         $18
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 8.11           142          $1       $ 8.10          842          $7
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A49


PROFUND VP SMALL-CAP

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
            STANDARD DEATH BENEFIT                     ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.98       109,324        $872       $ 7.98                      $
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.96           272          $2       $ 7.96        1,462         $12
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------




PROFUND VP EUROPE 30

--------------------------------------------------------------------------------------
                                                           ANNUAL RATCHET
            STANDARD DEATH BENEFIT                     ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.79       352,485      $2,747       $ 7.79        1,210          $9
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------
      7% SOLUTION ENHANCED DEATH BENEFIT                MAX 7 DEATH BENEFIT
--------------------------------------------------------------------------------------
             AUV AT    TOTAL # OF                   AUV AT      TOTAL # OF
             PERIOD/  ACCUMULATION                  PERIOD/   ACCUMULATION
            YEAR END    UNITS AT        TOTAL      YEAR END     UNITS AT       TOTAL
            (AND AT    PERIOD/YEAR     AUV AT      (AND AT     PERIOD/YEAR    AUV AT
           BEGINNING   END(AND AT     PERIOD/     BEGINNING    END(AND AT     PERIOD/
                OF     BEGINNING OF   YEAR END       OF       BEGINNING OF    YEAR END
            FOLLOWING   FOLLOWING       (IN       FOLLOWING     FOLLOWING       (IN
              YEAR)       YEAR)      THOUSANDS)     YEAR)         YEAR)      THOUSANDS)
--------------------------------------------------------------------------------------
 9/28/01     $ 7.79            --          --       $ 7.78        4,752         $37
 5/1/01       10.00            --          --        10.00           --          --
--------------------------------------------------------------------------------------

ACC - 121360                           A50

-------------------------------------------------------------------------------
                                   APPENDIX B
-------------------------------------------------------------------------------


          WITHDRAWAL ADJUSTMENT FOR 7% SOLUTION DEATH BENEFIT EXAMPLES

EXAMPLE #1: THE CONTRACT VALUE (AV) IS LOWER THAN THE DEATH BENEFIT

     Assume a premium payment of $100,000, AV at the time of withdrawal of $87,000 and a 7% Solution minimum guarantee death benefit ("MGDB") at the time of withdrawal of $127,000. A total withdrawal of $27,000 is made. The withdrawal is a combination of Special Withdrawal and Pro rata Withdrawal.

Calculate the Effect of the Withdrawal

     1.   The Special Withdrawal is $7,000 (7% of $100,000).

          MGDB after Special Withdrawal = $120,000 ($127,000 - $7,000)

          AV after Special Withdrawal = $80,000 ($87,000 - $7,000)

          The Pro rata Withdrawal is $20,000 ($27,000 - $7,000).

     2. Pro rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

          MGDB after Pro rata Withdrawal = $90,000 ($120,000 - $30,000)

          AV after Pro rata Withdrawal = $60,000 ($80,000 - $20,000)

EXAMPLE #2: THE CONTRACT VALUE (AV) IS GREATER THAN THE DEATH BENEFIT

     Assume a premium payment of $100,000, AV at the time of withdrawal of $167,000 and a 7% Solution minimum guarantee death benefit ("MGDB") at the time of withdrawal of $127,000. A total withdrawal of $27,000 is made. The withdrawal is a combination of Special Withdrawal and Pro rata Withdrawal.

Calculate the Effect of the Withdrawal

     1.   The Special Withdrawal is $7,000 (7% of $100,000).

          MGDB after Special Withdrawal = $120,000 ($127,000 - $7,000)

          AV after Special Withdrawal = $160,000 ($167,000 - $7,000)

          The Pro rata Withdrawal is $20,000 ($27,000 - $7,000).

     2. Pro rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

          MGDB after Pro rata Withdrawal = $105,000 ($120,000 - $15,000)

          AV after Pro rata Withdrawal = $140,000 ($160,000 - $20,000)

ACC - 121360                           B1

EXAMPLE #3: THE CONTRACT VALUE (AV) IS EQUAL TO THE DEATH BENEFIT

     Assume a premium payment of $100,000, AV at the time of withdrawal of $127,000 and a 7% Solution minimum guarantee death benefit ("MGDB") at the time of withdrawal of $127,000. A total withdrawal of $27,000 is made. The withdrawal is a combination of Special Withdrawal and Pro rata Withdrawal.

Calculate the Effect of the Withdrawal

     1.   The Special Withdrawal is $7,000 (7% of $100,000).

          MGDB after Special Withdrawal = $120,000 ($127,000 - $7,000)

          AV after Special Withdrawal = $120,000 ($127,000 - $7,000)

          The Pro rata Withdrawal is $20,000 ($27,000 - $7,000).

     2. Pro rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

          MGDB after Pro rata Withdrawal = $100,000 ($120,000 - $20,000)

          AV after Pro rata Withdrawal = $100,000 ($120,000 - $20,000)

ACC - 121360                           B2

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------


                 DEATH BENEFITS FOR PRE-2000, YR-2000 OR YR-2001

                                 CONTRACT OWNERS

Your death benefits and mortality and expense risk charge depend on the category of contract owners to which you belong and on the death benefit that you chose. There are four categories of contract owners covered by this prospectus. For ease of reference, they are called Pre-2000, Yr-2000, Yr-2001 and Category May-2001.

Pre-2000: a) All contracts purchased prior to February 2, 2000; and b) Contracts purchased on or after February 2, 2000 which offer three death benefit options (as approved in the state of issue at the time of purchase). Yr-2000: Contracts purchased on or after February 2, 2000 which offer four death benefit options (as approved in the state of issue at the time of purchase) including the Max 7 Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit to age 80.

Yr-2001: Contracts purchased on or after January 2, 2001 which offer four death benefit options (as approved in the state of issue at the time of purchase) including the Max 7 Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit to age 90, and contain new Special Funds language.

May-2001: Contracts purchased on or after May 1, 2001 which offer four death benefit options, including the Annual Ratchet Enhanced Death benefit to age 90, and have an earning multiplier benefit option (in states where approved).

The purpose of this Appendix D is to describe the death benefits and the mortality and expense risk charges applicable to contract owners in Pre-2000, Yr-2000 and Yr-2001. Other than where noted, the DEATH BENEFITS described in this Appendix apply to Pre-2000 and Yr-2000. The death benefits for contract owners in Yr-2001 and May-2001 are described in the Prospectus. The MORTALITY AND EXPENSE RISK CHARGES for contract owners in Pre-2000, Yr-2000 and Yr-2001 are described in this Appendix. The mortality and expense risk charges for contract owners in May-2001 are described in the Prospectus.

The following is a description of the death benefit options for contract owners in Pre-2000 and Yr-2000. OTHER THAN AS SPECIFIED BELOW, PLEASE SEE THE PROSPECTUS FOR A FULL DESCRIPTION OF YOUR DEATH BENEFIT OPTIONS AND OTHER CONTRACT FEATURES. CAPITALIZED TERMS HAVE THE SAME MEANING AS DESCRIBED IN THE PROSPECTUS.

DEATH BENEFIT

Under the STANDARD DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract reduced by a pro rata adjustment for any withdrawal*; or

     3)   the cash surrender value.

          * For contracts in Pre-2000, total premium payments less any withdrawals.

ACC - 121360                           C1

Under the 7% SOLUTION ENHANCED DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments reduced by a pro rata adjustment for any withdrawals*;

     3)   the cash surrender value; or

     4)   the enhanced death benefit, which we determine as follows:

IF YOU ARE IN PRE-2000:

We credit interest each business day at the 7% annual effective rate to the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, then we subtract any withdrawals (including any market value adjustment applied to such withdrawal) since the preceding day, and then we subtract any associated surrender charges. The maximum enhanced death benefit is 2 times all premium payments, less an amount to reflect withdrawals.

Note: The actual interest rate used for calculating the death benefit for the Liquid Asset and Limited Maturity Bond investment portfolios will be the lesser of the 7% annual effective rate or the net rate of return for such portfolios during the applicable period. The interest rate used for calculating the death benefit for your investment in the fixed account will be the lesser of the 7% annual effective rate or the interest credited to such investment during the applicable period. Thus, selecting these investments may limit the enhanced death benefit.

IF YOU ARE IN YR-2000:

We credit interest each business day at the 7% annual effective rate to the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, then we adjust for any withdrawals (including any market value adjustment applied to such withdrawal and any associated surrender charges) since the preceding day. Special withdrawals are withdrawals of up to 7% per year of cumulative premiums. Special withdrawals shall reduce the 7% Solution Enhanced Death Benefit by the amount of contract value withdrawn. For any withdrawals in excess of the amount available as a special withdrawal, a pro rata adjustment to the death benefit is made. The maximum enhanced death benefit is 3 times all premium payments, adjusted to reflect withdrawals. Each accumulated initial or additional premium payment will continue to grow at the 7% annual effective rate until the maximum enhanced death is reached or the contract owner attains age 80, if earlier.

Note for current Special Funds: Certain investment portfolios and the Fixed Account are designated as "Special Funds" for purposes of calculating the 7% Solution Enhanced Death Benefit. In addition to the Fixed Account, the investment portfolios designated currently as Special Funds are the Liquid Asset Portfolio and the Limited Maturity Bond Portfolio. The actual interest rate used for calculating the 7% Solution Enhanced Death Benefit for Special Funds will be the lesser of (1) 7% and (2) the interest rate, positive or negative, providing a yield on the enhanced death benefit for Special Funds equal to the net return for the current valuation period on the contract value allocated to Special Funds. We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Thus selecting these investment portfolios and/or the Fixed Account may limit or reduce the enhanced death benefit.

* For contracts in Pre-2000, total premium payments less any withdrawals.

ACC - 121360                           C2

Under the ANNUAL RATCHET ENHANCED DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments reduced by a pro rata adjustment for any withdrawal*;

     3)   the cash surrender value; or

     4) the enhanced death benefit, which is determined as follows: On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit. On all other days, the enhanced death benefit is the following amount:
          On a daily basis we first take the enhanced death benefit from the preceding day (which would be the initial premium added if the preceding day is the contract date), then we add additional premiums paid since the preceding day, and then reduce the enhanced death benefit pro rata for any contract value withdrawn.** That amount becomes the new enhanced death benefit.

          * For contracts in Pre-2000, total premium payments less any withdrawals.

          ** For contracts in Pre-2000, we subtract withdrawals made (including any market value adjustment applied to such withdrawal) since the preceding day.

Under the MAX 7 ENHANCED DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greater of the 7% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this benefit option, the 7% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit. THE MAX 7 ENHANCED DEATH BENEFIT IS NOT AVAILABLE TO PRE-2000 CONTRACT OWNERS.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. ALL ENHANCED DEATH BENEFITS MAY NOT BE AVAILABLE IN EVERY STATE OR UNDER ALL CONTRACTS.

MORTALITY AND EXPENSE RISK CHARGE

The mortality and expense risk charge depends on the category of contract owners to which you belong and on the death benefit that you chose. The mortality and expense risk charge (depending on the death benefit you chose) and the asset-based administrative charge, on an annual basis, for Pre-2000, Yr-2000 and Yr-2001 contract owners are as follows:

   PRE-2000:

         ---------------------------------------------------------------------------------------------------
                                                     STANDARD            ENHANCED DEATH BENEFITS
                                                  DEATH BENEFIT   ANNUAL RATCHET          7% SOLUTION
         ---------------------------------------------------------------------------------------------------
           Mortality & Expense Risk Charge            1.25%            1.40%                 1.55%
           Asset-Based Administrative Charge          0.15%            0.15%                 0.15%
               Total                                  1.40%            1.55%                 1.70%
         ---------------------------------------------------------------------------------------------------

The charge is deducted each business day at the rate of .003446% (Standard);
 .003863% (Annual Ratchet); or .004280% (7% Solution), respectively, for each day since the previous business day.

ACC - 121360                           C3

EXPENSE EXAMPLES FOR PRE-2000

The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. Each example assumes election of the 7% Solution Enhanced Death Benefit. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.06% of assets (based on an average contract value of $75,000). Example 1 also assumes you elected the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. In addition, Example 1 assumes you elected an optional benefit rider with the highest cost, an assumed charge of 0.75% annually, where the rider base is equal to the initial premium and increases by 7% annually, except for the Liquid Asset and Limited Maturity Bond portfolios, where the assumed charge is 0.50% annually and assume the rider charge is assessed each quarter on a base equal to the hypothetical $1,000 premium increasing by 7% per year (or by 5%, the assumed net rate for the Liquid Asset and Limited Maturity Bond portfolios). The annual charge of 0.75% results from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 0.75% represents an annual charge over the 10-year period which is equivalent to an increasing charge of 0.125% per quarter over the same period. If the Standard Death Benefit or the Annual Ratchet Enhanced Death Benefit is elected instead of the 7% Solution Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples.

Example 1:

If you elected both the earnings multiplier benefit rider and another optional benefit rider with the highest charge, you would pay the following expenses for each $1,000 invested, whether or not you surrender your Contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE GCG TRUST
        Liquid Asset                                       $31              $ 96             $163              $341
        Limited Maturity Bond                              $31              $ 96             $163              $341
        Core Bond                                          $38              $116             $196              $404
        Fully Managed                                      $38              $115             $193              $399
        Total Return                                       $37              $113             $191              $394
        Asset Allocation Growth                            $38              $116             $196              $404
        Equity Income                                      $38              $115             $193              $399
        All Cap                                            $38              $116             $196              $404
        Growth and Income                                  $39              $119             $201              $413
        Real Estate                                        $38              $115             $193              $399
        Value Equity                                       $38              $115             $193              $399
        Investors                                          $38              $116             $196              $404
        International Equity                               $41              $124             $208              $426
        Rising Dividends                                   $38              $115             $193              $399
        Managed Global                                     $41              $124             $208              $426
        Large Cap Value                                    $38              $116             $196              $404
        Hard Assets                                        $38              $115             $193              $399
        Diversified Mid-Cap                                $38              $116             $196              $404
        Research                                           $37              $113             $191              $394
        Capital Growth                                     $38              $116             $196              $404
        Capital Appreciation                               $38              $115             $193              $399
        Small Cap                                          $38              $115             $193              $399
        Mid-Cap Growth                                     $37              $113             $191              $394
        Strategic Equity                                   $38              $115             $193              $399
        Special Situations                                 $39              $119             $201              $413
        Growth                                             $38              $116             $196              $404
        Developing World                                   $46              $138             $231              $466
        Internet Tollkeeper                                $47              $141             $235              $474
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C4

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $36              $109             $184              $382
        PIMCO StocksPLUS Growth and Income                 $35              $106             $179              $373

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $40             $123              $206              $423

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $39             $117              $198              $407
        SP Jennison International Growth                   $45             $134              $225              $457

        PILGRIM VARIABLE PRODUCTS TRUST
        Pilgrim VP MagnaCap                                $39             $119              $200              $412
        Pilgrim VP SmallCap Opportunities                  $39             $119              $200              $412
        Pilgrim VP Growth Opportunities                    $39             $119              $200              $412

        PROFUNDS
        ProFund VP Bull                                    $46             $139              $232              $469
        ProFund VP Small-Cap                               $46             $139              $232              $469
        ProFund VP Europe 30                               $46             $137              $230              $465

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $43              $129             $217              $442

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $38              $114             $193              $398
        Pioneer Mid-Cap Value VCT                          $38              $117             $197              $405

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $39              $119             $200              $412
        INVESCO VIF-- Health Sciences                      $39              $118             $200              $410
        INVESCO VIF-- Utilities                            $42              $128             $215              $438
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C5

Example 2:

If you did not elect the earnings multiplier benefit rider or any other optional benefit rider, you would pay the following expenses for each $1,000 invested, whether or not you surrender your contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE GCG TRUST
        Liquid Asset                                       $23              $ 72             $123              $264
        Limited Maturity Bond                              $23              $ 72             $123              $264
        Core Bond                                          $28              $ 86             $146              $309
        Fully Managed                                      $27              $ 84             $143              $303
        Total Return                                       $27              $ 82             $140              $297
        Asset Allocation Growth                            $28              $ 86             $146              $309
        Equity Income                                      $27              $ 84             $143              $303
        All Cap                                            $28              $ 86             $146              $309
        Growth and Income                                  $29              $ 89             $151              $319
        Real Estate                                        $27              $ 84             $143              $303
        Value Equity                                       $27              $ 84             $143              $303
        Investors                                          $28              $ 86             $146              $309
        International Equity                               $30              $ 93             $158              $333
        Rising Dividends                                   $27              $ 84             $143              $303
        Managed Global                                     $30              $ 93             $158              $333
        Large Cap Value                                    $28              $ 86             $146              $309
        Hard Assets                                        $27              $ 84             $143              $303
        Diversified Mid-Cap                                $28              $ 86             $146              $309
        Research                                           $27              $ 82             $140              $297
        Capital Growth                                     $28              $ 85             $145              $308
        Capital Appreciation                               $27              $ 84             $143              $303
        Small Cap                                          $27              $ 84             $143              $303
        Mid-Cap Growth                                     $27              $ 82             $140              $297
        Strategic Equity                                   $27              $ 84             $143              $303
        Special Situations                                 $29              $ 89             $151              $319
        Growth                                             $28              $ 85             $145              $308
        Developing World                                   $35              $108             $182              $378
        Internet Tollkeeper                                $36              $111             $187              $387

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $25              $ 78             $133              $284
        PIMCO StocksPLUS Growth and Income                 $24              $ 75             $128              $274

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $30             $ 92              $157              $330

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $28             $ 87              $147              $312
        SP Jennison International Growth                   $34             $104              $176              $368

        PILGRIM VARIABLE PRODUCTS TRUST
        Pilgrim VP MagnaCap                                $29             $ 88              $150              $318
        Pilgrim VP SmallCap Opportunities                  $29             $ 88              $150              $318
        Pilgrim VP Growth Opportunities                    $29             $ 88              $150              $318

        PROFUNDS
        ProFund VP Bull                                    $36             $109              $184              $382
        ProFund VP Small-Cap                               $36             $109              $184              $382
        ProFund VP Europe 30                               $35             $107              $182              $377
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C6

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $32              $99              $168              $351

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $27              $84              $142              $302
        Pioneer Mid-Cap Value VCT                          $28              $86              $146              $310

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $29              $88              $150              $318
        INVESCO VIF-- Health Sciences                      $29              $88              $149              $316
        INVESCO VIF-- Utilities                            $32              $97              $165              $347
      --------------------------------------------------------------------------------------------------------------------

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.

   YR-2000:

   ------------------------------------------------------------------------------------------------
                                           STANDARD               ENHANCED DEATH BENEFITS
                                         DEATH BENEFIT   ANNUAL RATCHET      7% SOLUTION      MAX 7
   ------------------------------------------------------------------------------------------------
    Mortality & Expense Risk Charge          1.30%           1.45%              1.65%         1.75%
    Asset-Based Administrative Charge        0.15%           0.15%              0.15%         0.15%
        Total                                1.45%           1.60%              1.80%         1.90%
   ------------------------------------------------------------------------------------------------

The charge is deducted each business day at the rate of .003585% (Standard);
 .004002% (Annual Ratchet); .004558% (7% Solution); or .004837% (Max 7),
respectively, for each day since the previous business day.

EXPENSE EXAMPLES FOR YR-2000

The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. Each example assumes election of the Max 7 Enhanced Death Benefit. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.06% of assets (based on an average contract value of $75,000). Example 1 also assumes you elected the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. In addition, Example 1 assumes you elected an optional benefit rider with the highest cost, an assumed charge of 0.75% annually, where the rider base is equal to the initial premium and increases by 7% annually, except for the Liquid Asset and Limited Maturity Bond portfolios, where the assumed charge is 0.50% annually and assume the rider charge is assessed each quarter on a base equal to the hypothetical $1,000 premium increasing by 7% per year (or by 5%, the assumed net rate for the Liquid Asset and Limited Maturity Bond portfolios). The annual charge of 0.75% results from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 0.75% represents an annual charge over the 10-year period which is equivalent to an increasing charge of 0.125% per quarter over the same period. If the Standard Death Benefit, the Annual Ratchet Enhanced Death Benefit, or the 7% Solution Enhanced Death Benefit is elected instead of the Max 7 Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples.

ACC - 121360                           C7

If you elected both the earnings multiplier benefit rider and another optional benefit rider with the highest charge, you would pay the following expenses for each $1,000 invested, whether or not you surrender your Contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE GCG TRUST
        Liquid Asset                                       $33              $102             $172              $359
        Limited Maturity Bond                              $33              $102             $172              $359
        Core Bond                                          $40              $122             $206              $421
        Fully Managed                                      $40              $120             $203              $416
        Total Return                                       $39              $119             $200              $411
        Asset Allocation Growth                            $40              $122             $206              $421
        Equity Income                                      $40              $120             $203              $416
        All Cap                                            $40              $122             $206              $421
        Growth and Income                                  $41              $125             $210              $430
        Real Estate                                        $40              $120             $203              $416
        Value Equity                                       $40              $120             $203              $416
        Investors                                          $40              $122             $206              $421
        International Equity                               $43              $129             $217              $442
        Rising Dividends                                   $40              $120             $203              $416
        Managed Global                                     $43              $129             $217              $442
        Large Cap Value                                    $40              $122             $206              $421
        Hard Assets                                        $40              $120             $203              $416
        Diversified Mid-Cap                                $40              $122             $206              $421
        Research                                           $39              $119             $200              $411
        Capital Growth                                     $40              $122             $205              $421
        Capital Appreciation                               $40              $120             $203              $416
        Small Cap                                          $40              $120             $203              $416
        Mid-Cap Growth                                     $39              $119             $200              $411
        Strategic Equity                                   $40              $120             $203              $416
        Special Situations                                 $41              $125             $210              $430
        Growth                                             $40              $122             $205              $421
        Developing World                                   $48              $143             $239              $482
        Internet Tollkeeper                                $49              $146             $244              $489

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $38              $115             $193              $399
        PIMCO StocksPLUS Growth and Income                 $37              $112             $189              $391

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $42             $128              $216              $440

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $41             $123              $207              $424
        SP Jennison International Growth                   $46             $140              $234              $472

        PILGRIM VARIABLE PRODUCT TRUST
        Pilgrim VP MagnaCap                                $41             $125              $210              $429
        Pilgrim VP SmallCap Opportunities                  $41             $125              $210              $429
        Pilgrim VP Growth Opportunities                    $41             $125              $210              $429

        PROFUNDS
        ProFund VP Bull                                    $48             $144              $241              $485
        ProFund VP Small-Cap                               $48             $144              $241              $485
        ProFund VP Europe 30                               $48             $143              $239              $481
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C8

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $45              $135             $226              $458

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $40              $120             $202              $416
        Pioneer Mid-Cap Value VCT                          $40              $122             $206              $422

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $41              $125             $210              $429
        INVESCO VIF-- Health Sciences                      $41              $124             $209              $427
        INVESCO VIF-- Utilities                            $44              $133             $224              $454
      --------------------------------------------------------------------------------------------------------------------


Example 2:

If you did not elect the earnings multiplier benefit rider or any other optional benefit rider, you would pay the following expenses for each $1,000 invested, whether or not you surrender your contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE GCG TRUST
        Liquid Asset                                       $25              $ 78             $133              $284
        Limited Maturity Bond                              $25              $ 78             $133              $284
        Core Bond                                          $30              $ 92             $156              $328
        Fully Managed                                      $29              $ 90             $153              $322
        Total Return                                       $29              $ 88             $150              $317
        Asset Allocation Growth                            $30              $ 92             $156              $328
        Equity Income                                      $29              $ 90             $153              $322
        All Cap                                            $30              $ 92             $156              $328
        Growth and Income                                  $31              $ 95             $161              $337
        Real Estate                                        $29              $ 90             $153              $322
        Value Equity                                       $29              $ 90             $153              $322
        Investors                                          $30              $ 92             $156              $328
        International Equity                               $32              $ 99             $168              $351
        Rising Dividends                                   $29              $ 90             $153              $322
        Managed Global                                     $32              $ 99             $168              $351
        Large Cap Value                                    $30              $ 92             $156              $328
        Hard Assets                                        $29              $ 90             $153              $322
        Diversified Mid-Cap                                $30              $ 92             $156              $328
        Research                                           $29              $ 88             $150              $317
        Capital Growth                                     $30              $ 91             $155              $327
        Capital Appreciation                               $29              $ 90             $153              $322
        Small Cap                                          $29              $ 90             $153              $322
        Mid-Cap Growth                                     $29              $ 88             $150              $317
        Strategic Equity                                   $29              $ 90             $153              $322
        Special Situations                                 $31              $ 95             $161              $337
        Growth                                             $30              $ 91             $155              $327
        Developing World                                   $37              $113             $192              $396
        Internet Tollkeeper                                $38              $116             $196              $404

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $28              $ 84             $143              $303
        PIMCO StocksPLUS Growth and Income                 $26              $ 81             $138              $293

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $32             $ 98              $166              $348
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C9

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $30             $ 92              $157              $434
        SP Jennison International Growth                   $36             $110              $186              $385

        PILGRIM VARIABLE PRODUCT TRUST
        Pilgrim VP MagnaCap                                $31             $ 94              $160              $336
        Pilgrim VP SmallCap Opportunities                  $31             $ 94              $160              $336
        Pilgrim VP Growth Opportunities                    $31             $ 94              $160              $336

        PROFUNDS
        ProFund VP Bull                                    $38             $115              $193              $399
        ProFund VP Small-Cap                               $38             $115              $193              $399
        ProFund VP Europe 30                               $37             $113              $193              $395

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $34              $105             $177              $369

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $29              $ 89             $152              $321
        Pioneer Mid-Cap Value VCT                          $30              $ 92             $156              $329

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $31              $ 94             $160              $336
        INVESCO VIF-- Health Sciences                      $31              $ 94             $159              $335
        INVESCO VIF-- Utilities                            $34              $103             $175              $365
      --------------------------------------------------------------------------------------------------------------------

                           C10

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.

   YR-2001:

   ----------------------------------------------------------------------------------------------------
                                             STANDARD                 ENHANCED DEATH BENEFITS
                                           DEATH BENEFIT     ANNUAL RATCHET      7% SOLUTION      MAX 7
   ----------------------------------------------------------------------------------------------------
    Mortality & Expense Risk Charge            1.30%             1.55%              1.65%         1.75%
    Asset-Based Administrative Charge          0.15%             0.15%              0.15%         0.15%
        Total                                  1.45%             1.70%              1.80%         1.90%
   ----------------------------------------------------------------------------------------------------

The charge is deducted each business day at the rate of .003585% (Standard);
 .004280% (Annual Ratchet); .004558% (7% Solution); or .004837% (Max 7),
respectively, for each day since the previous business day.

EXPENSE EXAMPLES FOR YR-2001

The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. Each example assumes election of the Max 7 Enhanced Death Benefit. The examples reflect the deduction of a mortality and expense risk charge , an asset-based administrative charge, and an annual contract administrative charge as an annual charge of 0.06% of assets (based on an average contract value of $75,000). Example 1 also assumes you elected the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. In addition, Examples 1 and 2 assume you elected an optional benefit rider with the highest charge (0.75% annually where the rider base is equal to the initial premium and increases by 7% annually) and assume the rider charge is assessed each quarter on a base equal to the hypothetical $1,000 premium increasing at 7% per year. The annual charge of 0.75% results

ACC - 121360                           C10
from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 0.75% represents an annual charge over the 10-year period which is equivalent to an increasing charge of 0.125% per quarter over the same period. Each example also assumes that any applicable expense reimbursements of underlying protfolio expenses will continue for the periods shown. If the Standard Death Benefit, the Annual Ratchet Enhanced Death Benefit, or the 7% Solution Enhanced Death Benefit is elected instead of the Max 7 Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples.

Example 1:

If you elected both the earnings multiplier benefit rider and another optional benefit rider with the highest charge, you would pay the following expenses for each $1,000 invested, whether or not you surrender your Contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE GCG TRUST
        Liquid Asset                                       $36              $109             $184              $382
        Limited Maturity Bond                              $36              $109             $184              $382
        Core Bond                                          $40              $122             $206              $421
        Fully Managed                                      $40              $120             $203              $416
        Total Return                                       $39              $119             $200              $411
        Asset Allocation Growth                            $40              $122             $206              $421
        Equity Income                                      $40              $120             $203              $416
        All Cap                                            $40              $122             $206              $421
        Growth and Income                                  $41              $125             $210              $430
        Real Estate                                        $40              $120             $203              $416
        Value Equity                                       $40              $120             $203              $416
        Investors                                          $40              $122             $206              $421
        International Equity                               $43              $129             $217              $442
        Rising Dividends                                   $40              $120             $203              $416
        Managed Global                                     $43              $129             $217              $442
        Large Cap Value                                    $40              $122             $206              $421
        Hard Assets                                        $40              $120             $203              $416
        Diversified Mid-Cap                                $40              $122             $206              $421
        Research                                           $39              $119             $200              $411
        Capital Growth                                     $40              $122             $205              $421
        Capital Appreciation                               $40              $120             $203              $416
        Small Cap                                          $40              $120             $203              $416
        Mid-Cap Growth                                     $39              $119             $200              $411
        Strategic Equity                                   $40              $120             $203              $416
        Special Situations                                 $41              $125             $210              $430
        Growth                                             $40              $122             $205              $421
        Developing World                                   $48              $143             $239              $482
        Internet Tollkeeper                                $49              $146             $244              $489

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $38              $115             $193              $399
        PIMCO StocksPLUS Growth and Income                 $37              $112             $189              $391

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $42             $128              $216              $440

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $41             $123              $207              $424
        SP Jennison International Growth                   $46             $140              $234              $472
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C11

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        PILGRIM VARIABLE PRODUCT TRUST
        Pilgrim VP MagnaCap                                $41             $125              $210              $429
        Pilgrim VP SmallCap Opportunities                  $41             $125              $210              $429
        Pilgrim VP Growth Opportunities                    $41             $125              $210              $429

        PROFUNDS
        ProFund VP Bull                                    $48             $144              $241              $485
        ProFund VP Small-Cap                               $48             $144              $241              $485
        ProFund VP Europe 30                               $48             $143              $239              $481

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $45              $135             $226              $458

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $40              $120             $202              $416
        Pioneer Mid-Cap Value VCT                          $40              $122             $206              $422

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $41              $125             $210              $429
        INVESCO VIF-- Health Sciences                      $41              $124             $209              $427
        INVESCO VIF-- Utilities                            $44              $133             $224              $454
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C12

Example 2:

If you did not elect the earnings multiplier benefit rider or any other optional benefit rider, you would pay the following expenses for each $1,000 invested, whether or not you surrender your contract or annuitize at the end of the applicable time period:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------
        THE GCG TRUST
        Liquid Asset                                       $25              $ 78             $133              $284
        Limited Maturity Bond                              $25              $ 78             $133              $284
        Core Bond                                          $30              $ 92             $156              $328
        Fully Managed                                      $29              $ 90             $153              $322
        Total Return                                       $29              $ 88             $150              $317
        Asset Allocation Growth                            $30              $ 92             $156              $328
        Equity Income                                      $29              $ 90             $153              $322
        All Cap                                            $30              $ 92             $156              $328
        Growth and Income                                  $31              $ 95             $161              $337
        Real Estate                                        $29              $ 90             $153              $322
        Value Equity                                       $29              $ 90             $153              $322
        Investors                                          $30              $ 92             $156              $328
        International Equity                               $32              $ 99             $168              $351
        Rising Dividends                                   $29              $ 90             $153              $322
        Managed Global                                     $32              $ 99             $168              $351
        Large Cap Value                                    $30              $ 92             $156              $328
        Hard Assets                                        $29              $ 90             $153              $322
        Diversified Mid-Cap                                $30              $ 92             $156              $328
        Research                                           $29              $ 88             $150              $317
        Capital Growth                                     $30              $ 91             $155              $327
        Capital Appreciation                               $29              $ 90             $153              $322
        Small Cap                                          $29              $ 90             $153              $322
        Mid-Cap Growth                                     $29              $ 88             $150              $317
        Strategic Equity                                   $29              $ 90             $153              $322
        Special Situations                                 $31              $ 95             $161              $337
        Growth                                             $30              $ 91             $155              $327
        Developing World                                   $37              $113             $192              $396
        Internet Tollkeeper                                $38              $116             $196              $404

        THE PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond                              $28              $ 84             $143              $303
        PIMCO StocksPLUS Growth and Income                 $26              $ 81             $138              $293

        PILGRIM VARIABLE INSURANCE TRUST
        Pilgrim VIT Worldwide Growth                       $32             $ 98              $166              $348

        THE PRUDENTIAL SERIES FUND
        Prudential Jennison                                $30             $ 92              $157              $434
        SP Jennison International Growth                   $36             $110              $186              $385

        PILGRIM VARIABLE PRODUCT TRUST
        Pilgrim VP MagnaCap                                $31             $ 94              $160              $336
        Pilgrim VP SmallCap Opportunities                  $31             $ 94              $160              $336
        Pilgrim VP Growth Opportunities                    $31             $ 94              $160              $336

        PROFUNDS
        ProFund VP Bull                                    $38             $115              $193              $399
        ProFund VP Small-Cap                               $38             $115              $193              $399
        ProFund VP Europe 30                               $37             $113              $193              $395

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Dent Demographic Trends                   $34              $105             $177              $369
      --------------------------------------------------------------------------------------------------------------------

ACC - 121360                           C13

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS          5 YEARS           10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Fund VCT                                   $29              $ 89             $152              $321
        Pioneer Mid-Cap Value VCT                          $30              $ 92             $156              $329

        INVESCO VARIABLE INVESTMENT FUNDS, INC.
        INVESCO VIF-- Financial Services                   $31              $ 94             $160              $336
        INVESCO VIF-- Health Sciences                      $31              $ 94             $159              $335
        INVESCO VIF-- Utilities                            $34              $103             $175              $365
      --------------------------------------------------------------------------------------------------------------------

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.

DEATH BENEFIT FOR EXCLUDED FUNDS FOR PRE-2000 AND YR-2000

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds on a pro rata basis. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components on a pro-rata basis. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

Adjustments for transfers involving both Excluded Funds and Special Funds will be calculated separately from adjustments for transfers involving Excluded Funds and Non-Special Funds, where applicable.

ACC - 121360                           C14

--------------------------------------------------------------------------------
                                   APPENDIX D
--------------------------------------------------------------------------------


                      OPTIONAL RIDER BENEFITS FOR PRE-2000

                           AND YR-2000 CONTRACT OWNERS

The following is a description of the optional rider benefits for Pre-2000 and Yr-2000 contract owners who elected an optional rider benefit. We may be designating certain investment portfolios as "Excluded Funds." We may add new portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact the benefit under any optional rider that you have elected. IF YOU NEVER INVEST IN EXCLUDED FUNDS, YOUR RIDER BENEFITS WILL BE UNAFFECTED. OTHER THAN AS SPECIFIED BELOW, PLEASE SEE THE PROSPECTUS FOR A COMPLETE DESCRIPTION OF YOUR OPTIONAL RIDER BENEFITS. CAPITALIZED TERMS HAVE THE SAME MEANING AS DESCRIBED IN THE PROSPECTUS.

OPTIONAL RIDER BENEFITS

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, any guarantee of an optional rider benefit does not apply to those amounts. The optional rider benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

For each rider benefit component contained in your rider, a corresponding component will be created for allocations to Excluded Funds. Transfers from Excluded Funds to Non-Excluded funds will reduce all rider benefit components for Excluded Funds on a pro rata basis. Except with respect to any maximum guaranteed rider benefit, the resulting increase in the Non-Excluded Funds rider benefit component will equal the lesser of the reduction in the rider benefit component for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed benefit will equal the reduction in the maximum guaranteed benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds rider benefit component on a pro rata basis. The resulting increase in the rider benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds benefit.

Adjustments for transfers involving both Excluded Funds and Special Funds will be calculated separately from adjustments for transfers involving Excluded Funds and Non-Special Funds, where applicable.

OPTIONAL RIDER BENEFIT FOR NON-EXCLUDED FUNDS

A. MINIMUM GUARANTEED ACCUMULATION BENEFIT ("MGAB"). We calculate your MGAB as follows:

        1. WE FIRST DETERMINE YOUR MGAB BASE. The MGAB Base is only a calculation used to determine the MGAB. The MGAB Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

             If you purchased the MGAB rider on the contract date, and

             (i) elected the ten-year option, your MGAB Base is equal to your initial premium and credit, plus any additional premium and credit added to your Contract during the 2-year periodafter your rider date, reduced pro rata for any withdrawals and

ACC - 121360                           D1
                  reduced for any transfers made within the last 3 years prior to the MGAB Benefit Date; or

             (ii) elected the twenty-year option, except for the Special Funds which require special calculations, your MGAB Base is equal to your initial premium and credit, plus any additional premium and credit added to your Contract during the 2-year period after your contract date, accumulated at the MGAB Base Rate, reduced pro rata for any withdrawals and reduced for any transfers made within the last 3 years prior to the MGAB Benefit Date. The MGAB Base Rate for allocations other than allocations to the Special Funds is the annual effective rate of 3.5265%. Accumulation of eligible additional premiums starts on the date the premium was received.

                  ONLY PREMIUMS AND CREDITS ADDED TO YOUR CONTRACT DURING THE 2-YEAR PERIOD AFTER YOUR RIDER DATE ARE INCLUDED IN THE MGAB BASE. ANY ADDITIONAL PREMIUM PAYMENTS YOU ADDED TO YOUR CONTRACT AFTER THE SECOND RIDER ANNIVERSARY ARE NOT INCLUDED IN THE MGAB BASE. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

                  If you purchased the MGAB rider after the contract date, your MGAB Base is equal to your contract value on the rider date, plus premiums and credits added during the 2-year period after your rider date. Withdrawals taken while the MGAB rider is in effect, as well as transfers made within 3 years prior to the MGAB Benefit Date, will reduce the value of your MGAB Base pro rata. This means that the MGAB Base (and the MGAB Charge Base) will be reduced by the same percent as the percent of contract value that was withdrawn (or transferred). We will look to your contract value immediately before the withdrawal or transfer when we determine this percent.

                  For any Special Fund under the twenty-year option, if the actual interest credited to and/or the investment earnings of the contract value allocated to the Special Fund over the calculation period is less than the amount calculated under the formula above, that lesser amount becomes the increase in your MGAB Base for the Special Fund for that period. THE MGAB BASE RATE FOR EACH SPECIAL FUND MAY BE POSITIVE OR NEGATIVE. Thus, investing in the Special Funds may limit the MGAB benefit.

                  If you add the 20 year option rider after the contract date, any payment of premiums after the rider date, and/or investments in the Special Funds, may prevent the MGAB Base from doubling over the waiting period.

        2. WE THEN SUBTRACT YOUR CONTRACT VALUE ON THE MGAB BENEFIT DATE FROM YOUR MGAB BASE. The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

        3. ANY POSITIVE DIFFERENCE IS YOUR MGAB. If there is a MGAB, we will automatically credit it on the MGAB Benefit Date to the subaccounts in which you are invested pro rata based on the proportion of your contract value in the subaccounts on that date, unless you have previously given us other allocation instructions. If you do not have an investment in any subaccount on the MGAB Benefit Date, we will allocate the MGAB to the Liquid Asset subaccount on your behalf. After the crediting of the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

B. MINIMUM GUARANTEED INCOME BENEFIT ("MGIB"). On the MGIB Benefit Date, we calculate your MGIB annuity income as follows:

        1. WE FIRST DETERMINE YOUR MGIB BASE. The MGIB Base is only a calculation used to determine the MGIB. The MGIB Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the

ACC - 121360                           D2
             amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Base or MGIB Base Maximum.

             (i) If you purchased the MGIB rider on the contract date, except for the Special Funds which require special calculations, the MGIB Base is equal to your initial premium and credit, plus any additional premiums and credits added to your Contract during the 5-year period after your contract date, accumulated at the MGIB Base Rate (7% for all portfolios except the Special Funds), reduced pro rata by all withdrawals taken while the MGIB rider is in effect. Premiums and credits paid less than 5 years prior to the earliest MGIB Benefit Date are excluded from the MGIB Base.

             (ii) If you purchased the MGIB rider after the contract date, except for the Special Funds which require special calculations, your MGIB Base is equal to your contract value on the rider date plus any eligible premiums and credits added to your Contract during the 5-year period after your rider date, accumulated at the MGIB Base Rate (7% for all portfolios except the Special Funds), reduced pro rata by all withdrawals taken while the MGIB rider is in effect. Eligible additional premium payments and credits are those added more than 5 years before the earliest MGIB Benefit Date and are included in the MGIB Base. Premiums and credits paid after the 5th rider anniversary are excluded from the MGIB Base.

             (iii)For any Special Fund, if the actual earnings and/or the interest credited to the contract value allocated to the Special Fund over the calculation period is less than the amount determined under the formula above, that lesser amount becomes the change in your MGIB Base for the Special Fund. THE MGIB BASE RATE FOR EACH SPECIAL FUND MAY BE POSITIVE OR NEGATIVE. Thus, investing in the Special Funds may limit the MGIB benefit.

                  Of course, regardless of when purchased or how you invest, withdrawals will reduce the value of your MGIB Base pro rata to the percentage of the contract value withdrawn. We offer a 7% MGIB Base Rate, except for the Special Funds. The Company may at its discretion discontinue offering this rate. The MGIB Base Rate is an annual effective rate. The MGIB Base is subject to the MGIB Base Maximum. The MGIB Base Maximum is the amount calculated above until the earlier of: (i) the date the oldest contract owner reaches age 80, or (ii) the date the MGIB Base reaches two times the MGIB Eligible Premiums and credits, adjusted for any withdrawals. MGIB Eligible Premiums is the total of premiums paid more than 5 years before the earliest MGIB Benefit Date.

        2. Then we determine the MGIB annuity income by multiplying your MGIB Base (adjusted for any Market Value Adjustment, surrender charge and premium taxes) by the income factor, and then divide by $1,000. Two MGIB Income Options are available under the MGIB Rider:

             (i) Income for Life (Single Life or Joint with 100% Survivor) and 10-30 Year Certain; (ii) Income for a 20-30 Year Period Certain; or
             (iii)Any other income plan offered by the Company in connection with the MGIB rider on the MGIB Benefit Date.

     On the MGIB Benefit Date, we would apply the MGIB Base using the Table of Income Factors specified in the MGIB rider for the Income Option you selected. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract.

     Then we compare the MGIB annuity income under the rider guarantee for the option selected with the annuity income under your Contract guarantee for the same option. The greater amount of income will be available to you on the MGIB Benefit Date.

ACC - 121360                           D3

C. MINIMUM GUARANTEED WITHDRAWAL BENEFIT (MGWB) RIDER. The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments under the MGWB rider. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits. The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals. Withdrawals of up to 7% per year of the Eligible Payment Amount will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals greater than 7% per year of the Eligible Payment Amount will cause a reduction in both the MGWB Withdrawal Account and the Eligible Payment Amount by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB Withdrawal Account is also reduced by the amount of any periodic payments paid under the MGWB rider once your contract value is zero.

GUARANTEED WITHDRAWAL STATUS. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than 7% per year of the Eligible Payment Amount will reduce the Eligible Payment Amount for future withdrawals and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

          (i)  your contract value is greater than zero;

          (ii) your MGWB Withdrawal Account is greater than zero;

          (iii)your latest allowable annuity start date has not been reached;

          (iv) you have not elected to annuitize your Contract; and

          (v) you have not died (unless your spouse has elected to continue the contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

     WITHDRAWAL ADJUSTMENTS. We will reduce the MGWB Withdrawal Account by the dollar amount of any withdrawal taken up to 7% per year of the Eligible Payment Amount. Any withdrawal taken in excess of 7% per year of the Eligible Payment Amount will reduce both the MGWB Withdrawal Account and the Eligible Payment Amount pro rata in proportion to the percentage of contract value withdrawn. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

     AUTOMATIC PERIODIC BENEFIT STATUS. Under the MGWB rider, in the event your contract value is reduced to zero your Contract is given what we refer to as Automatic Periodic Benefit Status, if:

          (i)  your MGWB Withdrawal Account is greater than zero;

          (ii) your latest allowable annuity start date has not been reached;

          (iii)you have not elected to annuitize your Contract; and

          (iv) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary, equal to the lesser of the remaining MGWB Withdrawal Account or 7% annually of your Eligible Payment Amount until the earliest of (i) your contract's latest annuity start date, (ii) the death of the owner; or (iii) until your MGWB Withdrawal Account is exhausted. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of

ACC - 121360                           D4

(i) payment of all MGWB periodic payments (ii) payment of the Commuted Value (defined below) or (iii) the owner's death has occurred.

On the contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for period(s) applicable to the remaining payments. Once the last MGWB periodic payment is made or we pay you the Commuted Value, your Contract and the MGWB rider terminate.

ACC - 121360                           D5

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                               ING VARIABLE ANNUITIES                          |
                      GOLDEN AMERICAN LIFE INSURANCE COMPANY                   |
                                                                               |
Golden American Life Insurance Company is a stock company domiciled in Delaware|
--------------------------------------------------------------------------------
ACC - 121360                                                         02/12/2002|

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                               GOLDENSELECT ACCESS


                       Statement of Additional Information

                               GOLDENSELECT ACCESS

                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Golden American Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Golden American Life Insurance Company, Customer Service Center, P.O. Box 2700, West Chester, Pennsylvania 19380-1478 or telephone 1-800-366-0066.

                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:
                                February 12, 2002

                                TABLE OF CONTENTS

ITEM                                                                       PAGE

Introduction                                                                  1
Description of Golden American Life Insurance Company                         1
Safekeeping of Assets                                                         1
The Administrator                                                             1
Independent Auditors                                                          1
Distribution of Contracts                                                     1
Performance Information                                                       2
IRA Partial Withdrawal Option                                                 9
Other Information                                                             9
Unaudited Financial Statements of Golden American Life Insurance Company     10
Financial Statements of Golden American Life Insurance Company               23
Unaudited Financial Statements of Separate Account B                         50
Financial Statements of Separate Account B                                  276

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account B.

              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware. On August 13, 1996, Equitable of Iowa Companies, Inc. (formerly Equitable of Iowa Companies) ("Equitable of Iowa") acquired all of the interest in Golden American and Directed Services, Inc. Effective December 31, 2001, Golden American became a wholly owned subsidiary of Equitable Life Insurance Company of Iowa, another wholly owned subsidiary of Equitable of Iowa. On October 24, 1997, Equitable of Iowa and ING Groep, N.V. ("ING") completed a merger agreement, and Equitable of Iowa became a wholly owned subsidiary of ING. ING, headquartered in The Netherlands, is a global financial services holding company with approximately $605 billion in assets as of December 31, 2000.

As of December 31, 2000, Golden American had approximately $617.1 million in stockholder's equity and approximately $11.9 billion in total assets, including approximately $9.8 billion of separate account assets. As of September 30, 2001, Golden American had approximately $760.694 million in stockholder's equity and approximately $12.03 billion in total assets, including approximately $9.2 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable insurance products. Golden American formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), who is licensed to do variable annuity business in the states of New York and Delaware.

It is anticipated that on April 1, 2002, or shortly thereafter, First Golden will be merged into ReliaStar Life Insurance Company of New York, an affiliate.

                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Separate Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable Life Insurance Company of Iowa ("Equitable Life") and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. Equitable Life billed Golden American $232,000 for the nine months ended September 30, 2001. Equitable Life billed Golden American $1,270,000 and $1,251,000 pursuant to the service agreement in 2000 and 1999, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Golden American and Separate Account B.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of Golden American, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Golden American. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31, 1998 and December 31, 1999. For the year ended December 31, 2000 only a single broker/dealer institution sold more than 10% of Golden American's variable insurance products. For the nine months ended September 30, 2001 and for the years ended 2000, 1999, 1998 commissions paid by Golden American, including amounts paid by its subsidiary, First Golden American Life Insurance Company of

New York, to Directed Services, Inc. aggregated $159,949,000, $208,883,000, $181,536,000 and $117,470,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services, Inc. is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, Golden American provides to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $17,282,000, $21,296,000, $10,136,000 and
$4,771,000 for the nine months ended September 30, 2001 and the years ended 2000, 1999, 1998, respectively.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non-standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by minus signs ("-").

Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, four death benefit options are available. The following performance values reflect the election at issue of the Max 7 Enhanced Death Benefit, thus providing values reflecting the highest aggregate contract charges. In addition, the performance values reflect the selection of the most costly optional benefit rider. If one of the other death benefit options had been elected, or if another optional benefit rider or no rider had been elected, the historical performance values would be higher than those represented in the examples.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS
Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro rata share of subaccount expenses which includes deductions for the mortality and expense risk charge and the administrative charge accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:


     Effective Yield = [(Base Period Return) +1)^365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2000 to December 31, 2000 were 3.92% and 3.99% respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS
Quotations of yield for the remaining subaccounts will be based on all investment income per subaccount earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

     Yield = 2 x [((a - b)/(c x d) + 1)^6 - 1]

Where:    [a]  equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount
          [b]  equals the expenses accrued for the period (net of
               reimbursements)
          [c]  equals the average daily number of units outstanding during the period based on the accumulation unit value
          [d]  equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account B is earned from the increase in net asset value of shares of the investmenr portfolio in which the subaccount invests and from dividends declared and paid by the investment portfolio, which are automatically reinvested in shares of the investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

          P(1+T)^(n)=ERV

Where:    (1)  [P]   equals a hypothetical initial premium payment of $1,000
          (2)  [T]   equals an average annual total return
          (3)  [n]   equals the number of years
          (4)  [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period
                     (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, the mortality and expense risk charges and maximum optional benefit rider charge. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Except for the International Equity Portfolio, AIM V.I. Dent Demographic Trends Fund, Pioneer Fund VCT Portfolio, Pioneer Mid-Cap Value VCT Portfolio, INVESCO VIF-Financial Services Fund, INVESCO VIF-Health Sciences Fund, INVESCO VIF-Utilities Fundsubaccounts which had not commenced operations as of September 28, 2001, Average Annual Total Return for the Subaccounts presented on a standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Max 7 Enhanced Death Benefit of 2.10% administrative charges of 0.15%, contract administration charge annualized at 0.05%, living benefit rider charge annualized at 0.75% for all portfolios, the earnings multiplier benefit rider charge annualized at 0.30%, for the nine months ended September 28, 2001 were as follows:

Average Annual Total Return for Periods Ending 09/28/01 - Standardized with Rider Charges
-----------------------------------------------------------------------------------------

                                                                 FROM     INCEPTION
                                    1 YEAR   5 YEARS  10 YEARS INCEPTION    DATE
THE GCG TRUST
Liquid Asset                         1.65     1.86      1.32     1.91     01/25/1989
Limited Maturity Bond                8.07     3.32      2.78     3.43     01/25/1989
Core Bond                            4.12     -1.37     n/a      0.75     10/07/1994
Fully Managed                       10.14     8.54      7.02     6.21     01/25/1989
Total Return                        -2.78     6.97      n/a      8.24     10/07/1994
Asset Allocation Growth              n/a       n/a      n/a     -20.28    10/02/2000
Equity Income                       -0.98     3.78      4.12     4.65     01/25/1989
All Cap                             -11.30     n/a      n/a      1.19     02/01/2000
Growth and Income                    n/a       n/a      n/a     -18.43    10/02/2000
Real Estate                          5.37     7.34      9.35     6.37     01/25/1989
Value Equity                        -14.92    2.21      n/a      5.92     01/01/1995
Investors                           -15.00     n/a      n/a      -3.80    02/01/2000
Rising Dividends                    -24.54    3.96      n/a      7.04     10/04/1993
Managed Global                      -30.72    6.97      n/a      3.10     10/21/1992
Large Cap Value                     -20.70     n/a      n/a     -10.31    02/01/2000
Hard Assets                         -19.61    -7.55     0.62     0.42     01/25/1989
Diversified Mid-Cap                  n/a       n/a      n/a     -24.35    10/02/2000
Research                            -40.71    2.07      n/a      7.33     10/07/1994
Capital Growth                      -41.01    -1.30     n/a      1.52     04/01/1996
Cap. Appreciation                   -30.12    1.79      n/a      5.69     05/04/1992
Small Cap                           -38.99    1.67      n/a      4.55     01/02/1996
Mid-Cap Growth                      -47.22    8.64      n/a      12.69    10/07/1994
Strategic Equity                    -52.62    -0.70     n/a      0.96     10/02/1995
Special Situations                   n/a       n/a      n/a     -28.45    10/02/2000
Growth                              -51.03    3.38      n/a      4.38     04/01/1996
Developing World                    -37.58     n/a      n/a     -16.42    02/18/1998
Internet Tollkeeper                  n/a       n/a      n/a     -38.69    05/01/2001
The Pimco Trust
High Yield Bond *                   -7.09      n/a      n/a      -2.74    05/01/1998
StocksPLUS Growth and Income *      -28.54     n/a      n/a      -3.75    05/01/1998
Pilgrim Variable Insurance Trust
Pilgrim VIT Worldwide Growth        -32.88     n/a      n/a     -28.85    05/01/2000
The Prudential Series Fund, Inc.
Prudential Jennison                 -44.23     n/a      n/a     -36.62    05/01/2000
SP Jennison International Growth     n/a       n/a      n/a     -50.80    10/02/2000
Pilgrim Variable Products Trust
Pilgrim VP MagnaCap                  n/a       n/a      n/a     -14.64    05/01/2001
Pilgrim VP SmallCap Opportunities    n/a       n/a      n/a     -29.29    05/01/2001
Pilgrim VP Growth Opportunities      n/a       n/a      n/a     -33.05    05/01/2001
ProFunds
ProFund VP Bull                      n/a       n/a      n/a     -19.33    05/01/2001
ProFund VP Small-Cap                 n/a       n/a      n/a     -20.74    05/01/2001
ProFund VP Europe 30                 n/a       n/a      n/a     -22.56    05/01/2001

* Total return calculation reflects certain waivers of portfolio fees and expenses.

The Average Annual Total Return for the same subaccounts presented on a standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Max 7 Enhanced Death Benefit of 2.10%, administrative charges of 0.15%, contract administration charge annualized at 0.05%, but without the rider charges, for the nine months ended
September 28, 2001 were as follows, respectively:

Average Annual Total Return for Periods Ending 09/28/01 - Standardized without Rider Charges
---------------------------------------------------------------------------------------------

                                                               FROM      INCEPTION
                                   1 YEAR  5 YEARS  10 YEARS  INCEPTION    DATE
THE GCG TRUST
Liquid Asset                         2.46    2.68     2.13    2.73      01/25/1989
Limited Maturity Bond                8.93    4.15     3.60    4.27      01/25/1989
Core Bond                            4.97    -0.46    n/a     1.65      10/07/1994
Fully Managed                        10.99   9.38     7.90    7.14      01/25/1989
Total Return                         -1.99   7.78     n/a     9.04      10/07/1994
Asset Allocation Growth               n/a     n/a     n/a    -19.56     10/02/2000
Equity Income                        -0.18   4.61     5.01    5.55      01/25/1989
All Cap                             -10.55    n/a     n/a     2.02      02/01/2000
Growth and Income                     n/a     n/a     n/a    -17.71     10/02/2000
Real Estate                          6.22    8.17    10.14    7.30      01/25/1989
Value Equity                        -14.20   3.01     n/a     6.68      01/01/1995
Investors                           -14.27    n/a     n/a    -2.98      02/01/2000
Rising Dividends                    -23.85   4.72     n/a     7.81      10/04/1993
Managed Global                      -30.07   7.73     n/a     4.04      10/21/1992
Large Cap Value                     -20.00    n/a     n/a    -9.51      02/01/2000
Hard Assets                         -18.90   -6.64    1.49    1.38      01/25/1989
Diversified Mid-Cap                   n/a     n/a     n/a    -23.67     10/02/2000
Research                            -40.10   2.82     n/a     8.05      10/07/1994
Capital Growth                      -40.40   -0.55    n/a     2.24      04/01/1996
Cap. Appreciation                   -29.45   2.55     n/a     6.48      05/04/1992
Small Cap                           -38.36   2.46     n/a     5.32      01/02/1996
Mid-Cap Growth                      -46.67   9.39     n/a    13.40      10/07/1994
Strategic Equity                    -52.08   0.05     n/a     1.72      10/02/1995
Special Situations                    n/a     n/a     n/a    -27.77     10/02/2000
Growth                              -50.46   4.10     n/a     5.10      04/01/1996
Developing World                    -36.96    n/a     n/a    -15.52     02/18/1998
Internet Tollkeeper                   n/a     n/a     n/a    -38.39     05/01/2001
The Pimco Trust
High Yield Bond *                    -6.30    n/a     n/a    -1.86      05/01/1998
StocksPLUS Growth and Income *      -27.86    n/a     n/a    -2.94      05/01/1998
Pilgrim Variable Insurance Trust
Pilgrim VIT Worldwide Growth        -32.23    n/a     n/a    -28.12     05/01/2000
The Prudential Series Fund, Inc.
Prudential Jennison                 -43.63    n/a     n/a    -35.91     05/01/2000
SP Jennison International Growth      n/a     n/a     n/a    -50.24     10/02/2000
Pilgrim Variable Products Trust
Pilgrim VP MagnaCap                   n/a     n/a     n/a    -14.27     05/01/2001
Pilgrim VP SmallCap Opportunities     n/a     n/a     n/a    -28.96     05/01/2001
Pilgrim VP Growth Opportunities       n/a     n/a     n/a    -32.73     05/01/2001
ProFunds
ProFund VP Bull                       n/a     n/a     n/a    -18.97     05/01/2001
ProFund VP Small-Cap                  n/a     n/a     n/a    -20.39     05/01/2001
ProFund VP Europe 30                  n/a     n/a     n/a    -22.20     05/01/2001


* Total return calculation reflects certain waivers of portfolio fees and expenses.

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of non-standard average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

     P(1+T)^(n)]=ERV

Where:    (1)  [P]   equals a hypothetical initial premium payment of $1,000
          (2)  [T]   equals an average annual total return
          (3)  [n]   equals the number of years
          (4)  [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period
                     (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge for the Max 7 Enhanced Death Benefit, the administrative charges and the optional benefit rider charge but not the deduction of the annual contract fee.

Except for the International Equity Portfolio, AIM V.I. Dent Demographic Trends Fund, Pioneer Fund VCT Portfolio, Pioneer Mid-Cap Value VCT Portfolio, INVESCO VIF-Financial Services Fund, INVESCO VIF-Health Sciences Fund, INVESCO VIF-Utilities Fund subaccounts which had not commenced operations as of September 28, 2001, Average Annual Total Return for the Subaccounts presented on a non-standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Max 7 Enhanced Death Benefit of 2.10%, administrative charges of 0.15%, living benefit rider charge annualized at 0.75%, and the earnings multiplier benefit rider charge annualized at 0.30%, for the nine months ended September 28, 2001 were as follows:

Average Annual Total Return for Periods Ending 09/28/01 - Non-Standardized with Rider Charges
---------------------------------------------------------------------------------------------

                                                                   FROM      INCEPTION
                                   1 YEAR    5 YEARS   10 YEARS  INCEPTION     DATE
THE GCG TRUST
Liquid Asset                         1.70      1.91     1.37      1.95      01/25/1989
Limited Maturity Bond                8.12      3.37     2.82      3.47      01/25/1989
Core Bond                            4.17     -1.31     n/a       0.79      10/07/1994
Fully Managed                       10.19      8.58     7.06      6.25      01/25/1989
Total Return                        -2.72      7.01     n/a       8.27      10/07/1994
Asset Allocation Growth              n/a       n/a      n/a      -20.28     10/02/2000
Equity Income                       -0.92      3.83     4.17      4.69      01/25/1989
All Cap                             -11.25     n/a      n/a       1.22      02/01/2000
Growth and Income                    n/a       n/a      n/a      -18.43     10/02/2000
Real Estate                          5.42      7.38     9.39      6.41      01/25/1989
Value Equity                        -14.87     2.25     n/a       5.95      01/01/1995
Investors                           -14.95     n/a      n/a       -3.78     02/01/2000
Rising Dividends                    -24.49     4.00     n/a       7.07      10/04/1993
Managed Global                      -30.67     7.01     n/a       3.15      10/21/1992
Large Cap Value                     -20.65     n/a      n/a      -10.28     02/01/2000
Hard Assets                         -19.56    -7.49     0.66      0.47      01/25/1989
Diversified Mid-Cap                  n/a       n/a      n/a      -24.35     10/02/2000
Research                            -40.66     2.11     n/a       7.36      10/07/1994
Capital Growth                      -40.95    -1.26     n/a       1.55      04/01/1996
Cap. Appreciation                   -30.07     1.84     n/a       5.72      05/04/1992
Small Cap                           -38.94     1.72     n/a       4.59      01/02/1996
Mid-Cap Growth                      -47.17     8.68     n/a       12.72     10/07/1994
Strategic Equity                    -52.57    -0.65     n/a       0.99      10/02/1995
Special Situations                   n/a       n/a      n/a      -28.45     10/02/2000
Growth                              -50.98     3.42     n/a       4.41      04/01/1996
Developing World                    -37.53     n/a      n/a      -16.38     02/18/1998
Internet Tollkeeper                  n/a       n/a      n/a      -38.69     05/01/2001
The Pimco Trust
High Yield Bond *                   -7.04      n/a      n/a       -2.70     05/01/1998
StocksPLUS Growth and Income *      -28.48     n/a      n/a       -3.71     05/01/1998
Pilgrim Variable Insurance Trust
Pilgrim VIT Worldwide Growth        -32.82     n/a      n/a      -28.82     05/01/2000
The Prudential Series Fund, Inc.
Prudential Jennison                 -44.18     n/a      n/a      -36.58     05/01/2000
SP Jennison International Growth     n/a       n/a      n/a      -50.80     10/02/2000
Pilgrim Variable Products Trust
Pilgrim VP MagnaCap                  n/a       n/a      n/a      -14.64     05/01/2001
Pilgrim VP SmallCap Opportunities    n/a       n/a      n/a      -29.29     05/01/2001
Pilgrim VP Growth Opportunities      n/a       n/a      n/a      -33.05     05/01/2001
ProFunds
ProFund VP Bull                      n/a       n/a      n/a      -19.33     05/01/2001
ProFund VP Small-Cap                 n/a       n/a      n/a      -20.74     05/01/2001
ProFund VP Europe 30                 n/a       n/a      n/a      -22.56     05/01/2001


* Total return calculation reflects certain waivers of portfolio fees and expenses.

The Average Annual Total Return for the same subaccounts presented on a non-standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Max 7 Enhanced Death Benefit of 2.10%, administrative charges of 0.15%, but without the rider charges, for the nine months ended September 28, 2001 were as follows:

Average Annual Total Return for Periods Ending 09/28/01 - Non-Standardized without Rider Charges
------------------------------------------------------------------------------------------------

                                                                    FROM     INCEPTION
                                   1 YEAR    5 YEARS   10 YEARS   INCEPTION    DATE
THE GCG TRUST
Liquid Asset                         2.52     2.73       2.18      2.78     01/25/1989
Limited Maturity Bond                8.99     4.20       3.65      4.31     01/25/1989
Core Bond                            5.02     -0.40      n/a       1.69     10/07/1994
Fully Managed                       11.05     9.43       7.94      7.17     01/25/1989
Total Return                        -1.93     7.83       n/a       9.07     10/07/1994
Asset Allocation Growth              n/a       n/a       n/a      -19.56    10/02/2000
Equity Income                       -0.13     4.66       5.05      5.58     01/25/1989
All Cap                             -10.50     n/a       n/a       2.05     02/01/2000
Growth and Income                    n/a       n/a       n/a      -17.71    10/02/2000
Real Estate                          6.27     8.22      10.17      7.34     01/25/1989
Value Equity                        -14.15    3.05       n/a       6.71     01/01/1995
Investors                           -14.22     n/a       n/a       -2.96    02/01/2000
Rising Dividends                    -23.80    4.76       n/a       7.84     10/04/1993
Managed Global                      -30.01    7.77       n/a       4.08     10/21/1992
Large Cap Value                     -19.95     n/a       n/a       -9.49    02/01/2000
Hard Assets                         -18.85    -6.58      1.53      1.42     01/25/1989
Diversified Mid-Cap                  n/a       n/a       n/a      -23.67    10/02/2000
Research                            -40.04    2.86       n/a       8.08     10/07/1994
Capital Growth                      -40.35    -0.51      n/a       2.27     04/01/1996
Cap. Appreciation                   -29.40    2.59       n/a       6.51     05/04/1992
Small Cap                           -38.31    2.50       n/a       5.35     01/02/1996
Mid-Cap Growth                      -46.61    9.43       n/a       13.43    10/07/1994
Strategic Equity                    -52.02    0.09       n/a       1.75     10/02/1995
Special Situations                   n/a       n/a       n/a      -27.77    10/02/2000
Growth                              -50.41    4.14       n/a       5.14     04/01/1996
Developing World                    -36.91     n/a       n/a      -15.49    02/18/1998
Internet Tollkeeper                  n/a       n/a       n/a      -38.39    05/01/2001
The Pimco Trust
High Yield Bond *                   -6.25      n/a       n/a       -1.81    05/01/1998
StocksPLUS Growth and Income *      -27.80     n/a       n/a       -2.90    05/01/1998
Pilgrim Variable Insurance Trust
Pilgrim VIT Worldwide Growth        -32.18     n/a       n/a      -28.09    05/01/2000
The Prudential Series Fund, Inc.
Prudential Jennison                 -43.58     n/a       n/a      -35.88    05/01/2000
SP Jennison International Growth     n/a       n/a       n/a      -50.24    10/02/2000
Pilgrim Variable Products Trust
Pilgrim VP MagnaCap                  n/a       n/a       n/a      -14.27    05/01/2001
Pilgrim VP SmallCap Opportunities    n/a       n/a       n/a      -28.96    05/01/2001
Pilgrim VP Growth Opportunities      n/a       n/a       n/a      -32.73    05/01/2001
ProFunds
ProFund VP Bull                      n/a       n/a       n/a      -18.97    05/01/2001
ProFund VP Small-Cap                 n/a       n/a       n/a      -20.39    05/01/2001
ProFund VP Europe 30                 n/a       n/a       n/a      -22.20    05/01/2001

* Total return calculation reflects certain waivers of portfolio fees and expenses.

Performance information for a subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Trust in which the Separate Account B subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Performance Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Max 7 Enhanced Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the 7% Solution Enhanced Death Benefit, the Annual Ratchet Enhanced Death Benefit Option and the Standard Death Benefit are lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
     EXAMPLE 1.

     1. AUV, beginning of period                                    $10.00000000
     2. Value of securities, beginning of period                    $10.00000000
     3. Change in value of securities                                 0.10000000
     4. Gross investment return (3) divided by (2)                    0.01000000
     5. Less daily mortality and expense charge                       0.00005815
     6. Less daily asset based administrative charge                  0.00000411
     7. Net investment return (4) minus (5) minus (6)                 0.00993774
     8. Net investment factor (1.000000) plus (7)                     1.00993774
     9. AUV, end of period  (1) multiplied by (8)                  $ 10.09937740

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX) EXAMPLE 2.

     1. Initial premium payment                                        $1,000.00
     2. AUV on effective date of purchase (see Example 1)           $10.00000000
     3. Number of units purchased (1) divided by (2)                100.00000000
     4. AUV for valuation date following purchase (see Example 1)   $10.09937740
     5. Contract Value in account for valuation date
        following purchase (3) multiplied by (4)                       $1,009.94

                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is notwithdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

    UNAUDITED FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY


The unaudited financial statements of Golden American Life Insurance Company for the nine months ending September 30, 2001 are listed below and are included in this Statement of Additional Information:

     Unaudited Financial Statements
        Condensed Consolidated Balance Sheets (Unaudited)
        Condensed Consolidated Statements of Operations (Unaudited) Condensed Consolidated Statements of Cash Flows (Unaudited)
     Notes to Condensed Consolidated Financial Statements (Unaudited)


--------------------------------------------------------------------------------
   UNAUDITED FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 2001

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                  (Dollars in thousands, except per share data)


                                                                             September 30, 2001       December 31, 2000
                                                                             ------------------       -----------------
ASSETS
Investments:
   Fixed maturities, available for sale, at fair value
     (cost: 2001 - $1,301,768; 2000 - $798,751)........................        $    1,329,414           $     792,578
   Equity securities, at fair value
   (cost: 2001 - $66; 2000 - $8,611)...................................                    52                   6,791
   Mortgage loans on real estate.......................................               215,059                  99,916
   Policy loans........................................................                14,454                  13,323
   Short-term investments..............................................                    --                  17,102
                                                                               --------------           -------------
Total investments......................................................             1,558,979                 929,710

Cash and cash equivalents..............................................               272,826                 152,880
Reinsurance recoverable................................................                21,891                  19,331
Reinsurance recoverable from affiliate.................................                60,500                  14,642
Due from affiliates....................................................                    10                  38,786
Accrued investment income..............................................                18,326                   9,606
Deferred policy acquisition costs......................................               635,737                 635,147
Value of purchased insurance in force .................................                17,286                  25,942
Current income taxes recoverable.......................................                     3                     511
Deferred income tax asset..............................................                 4,757                   9,047
Property and equipment, less allowances for depreciation of
   $9,337 in 2001 and $5,638 in 2000...................................                11,248                  14,404
Goodwill, less accumulated amortization of $14,798 in 2001
   and $11,964 in 2000.................................................               136,329                 139,163
Other assets...........................................................                48,989                  32,019
Separate account assets................................................             9,244,329               9,831,489
                                                                               --------------           -------------
Total assets...........................................................        $   12,031,210           $  11,852,677
                                                                               ==============           =============

LIABILITIES AND STOCKHOLDER'S EQUITY
Policy liabilities and accruals:
   Future policy benefits:
     Annuity and interest sensitive life products......................        $    1,667,756           $   1,062,891
     Unearned revenue reserve..........................................                 6,436                   6,817
   Other policy claims and benefits....................................                   810                      82
                                                                               --------------           -------------
                                                                                    1,675,002               1,069,790

Surplus notes..........................................................               245,000                 245,000
Revolving note payable.................................................                 1,400                      --
Due to affiliates......................................................                 9,429                  19,887
Other liabilities......................................................                95,356                  69,374
Separate account liabilities...........................................             9,244,329               9,831,489
                                                                               --------------           -------------
                                                                                   11,270,516              11,235,540
Commitments and contingencies
Stockholder's equity:
   Common stock, par value $10 per share, authorized, issued,
   and outstanding 250,000 shares......................................                 2,500                   2,500
   Additional paid-in capital..........................................               714,640                 583,640
   Accumulated other comprehensive income (loss).......................                 5,067                  (4,046)
   Retained earnings ..................................................                38,487                  35,043
                                                                               --------------           -------------
Total stockholder's equity.............................................               760,694                 617,137
                                                                               --------------           -------------
Total liabilities and stockholder's equity.............................        $   12,031,210           $  11,852,677
                                                                               ==============           =============


                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                             (Dollars in thousands)

                                                                   For the Nine            For the Nine
                                                                   Months Ended            Months Ended
                                                                September 30, 2001      September 30, 2000
                                                                ------------------      ------------------
Revenues:
   Annuity and interest sensitive life product charges.......      $   117,308              $  103,923
   Management fee revenue....................................           18,675                  16,827
   Net investment income.....................................           67,020                  47,896
   Realized losses on investments............................           (1,529)                 (4,546)
                                                                   -----------              ----------
                                                                       201,474                 164,100

Insurance benefits and expenses:
 Annuity and interest sensitive life benefits:
   Interest credited to account balances.....................          124,061               146,672
   Guaranteed benefits reserve change........................           16,615                      --
   Benefit claims incurred in excess of account balances.....           (5,557)                  1,680
 Underwriting, acquisition, and insurance expenses:
   Commissions...............................................          160,752               160,105
   General expenses..........................................           84,551                  61,194
   Insurance taxes, state licenses, and fees.................            5,030                   4,047
     Policy acquisition costs deferred.......................          (60,031)                (87,753)
     Amortization:
       Deferred policy acquisition costs.....................           40,214                  49,527
     Value of purchased insurance in force...................            4,097                   3,181
     Goodwill................................................            2,834                   2,834
   Expense and charges reimbursed under modified
      coinsurance agreements                                          (194,043)               (220,249)
                                                                   -----------              ----------
                                                                       181,523                 121,238
Interest expense.............................................           14,438                  14,976
                                                                   -----------              ----------
                                                                       195,961                 136,214
                                                                   -----------              ----------
Income before income taxes...................................            5,513                  27,886

Income taxes.................................................            2,069                   9,802
                                                                   -----------              ----------
Net income...................................................      $     3,444              $   18,084
                                                                   ===========              ==========

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)

                                                                   For the Nine            For the Nine
                                                                   Months Ended            Months Ended
                                                                September 30, 2001      September 30, 2000
                                                                ------------------      ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................       $     190,373           $    142,933

INVESTING ACTIVITIES
Sale, maturity, or repayment of investments:
   Fixed maturities - available for sale....................             406,428                158,731
   Equity securities........................................               6,956                  5,196
   Mortgage loans on real estate............................             126,940                  5,118
   Policy loans - net.......................................                  --                    837
   Short-term investments - net.............................              17,102                 17,880
                                                                   -------------           ------------
                                                                         557,426                187,762

Acquisition of investments:
   Fixed maturities - available for sale....................            (910,534)              (105,606)
   Mortgage loans on real estate............................            (242,357)                (9,786)
   Policy loans - net.......................................              (1,131)                    --
                                                                   -------------           ------------
                                                                      (1,154,022)              (115,392)
Net purchases of property and equipment.....................                (745)                (1,898)
Issuance of reciprocal loan agreement receivables...........                  --                (16,900)
Receipt of repayment of reciprocal loan agreement
   receivables..............................................                  --                 16,900
                                                                   -------------           ------------
Net cash provided by(used in)  investing activities.........            (597,341)                70,472

FINANCING ACTIVITIES
Proceeds from reciprocal loan agreement borrowings..........              29,300                177,900
Repayment of reciprocal loan agreement borrowings...........             (29,300)              (177,900)
Proceeds from revolving note payable........................               1,400                 66,100
Repayment of revolving note payable.........................                  --                (67,500)
Receipts from annuity and interest sensitive life
   policies credited to account balances....................           1,074,755                506,412
Return of account balances on annuity
   and interest sensitive life policies.....................            (109,462)              (126,803)
Net reallocations to Separate Accounts......................            (570,779)              (620,568)
Contribution from parent ...................................             131,000                 80,000
                                                                   -------------           ------------
Net cash provided by (used in) financing activities.........             526,914               (162,359)
                                                                   -------------           ------------

Increase  in cash and cash equivalents......................             119,946                 51,046

Cash and cash equivalents at beginning of period............             152,880                 76,690
                                                                   -------------           ------------

Cash and cash equivalents at end of period..................       $     272,826           $    127,736
                                                                   =============           ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for
   Interest.................................................       $      14,949           $     18,068
   Taxes....................................................       $           1           $         28

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
         NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               September 30, 2001

1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments were of a normal recurring nature, unless otherwise noted in Management's Discussion and Analysis and the Notes to Financial Statements. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the financial statements and related footnotes included in the Golden American Life Insurance Company's annual report on Form 10-K for the year ended December 31, 2000.

CONSOLIDATION

The condensed consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and with Golden American, collectively, the "Companies"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION

Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"). EIC is an indirect wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standards: As of January 1, 2001, the Companies adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted by FAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, and certain FAS No. 133 implementation issues. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting.

Adoption of FAS No. 133 did not have a material effect on the Companies' financial position or results of operations given the Companies' limited derivative and embedded derivative holdings.

The Companies chose to elect a transition date of January 1, 1999 for embedded derivatives. Therefore, only those derivatives embedded in hybrid instruments issued, acquired or substantively modified by the entity on or after January 1, 1999 are recognized as separate assets or liabilities. The cumulative effect of the accounting change upon adoption was not material.

Accounting for Derivative Instruments and Hedging Activities: The Companies may from time to time utilize various derivative instruments to manage interest rate and price risk (collectively, market risk). The Companies have appropriate controls in place, and financial exposures are monitored and managed by the Companies as an integral part of their overall risk management program. Derivatives are recognized on the balance sheet at their fair value.

The Companies occasionally purchase a financial instrument that contains a derivative instrument that is "embedded" in the instrument. The Companies' insurance products are also reviewed to determine whether they contain an embedded derivative. The Companies assess whether the economic characteristics of the

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
          NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               September 30, 2001

1.  BASIS OF PRESENTATION (continued)
embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. In cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings, or the Companies are unable to reliably identify and measure the embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument.

Pending Accounting Standards: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Companies are required to adopt the new rules effective January 1, 2002. The Companies are evaluating the impact of the adoption of these standards and have not yet determined the effect of adoption on their financial position and results of operations.

STATUTORY

Net loss for Golden American as determined in accordance with statutory accounting practices was $206,801,000 and $6,017,000 for the nine months ended September 30, 2001 and 2000, respectively. Total statutory capital and surplus was $323,288,000 at September 30, 2001 and $406,923,000 at December 31, 2000.

The National Association of Insurance Commissioners has revised the Accounting Practices and Procedures Manual, the guidance that defines statutory accounting principles. The revised manual was effective January 1, 2001, and has been adopted, at least in part, by the States of Delaware and New York, which are the states of domicile for Golden American and First Golden, respectively. The revised manual has resulted in changes to the accounting practices that the Companies use to prepare their statutory-basis financial statements. The impact of these changes to the Companies' statutory-basis capital and surplus as of January 1, 2001 was not significant.

RECLASSIFICATIONS

Certain amounts in the prior period financial statements have been reclassified to conform to the September 30, 2001 financial statement presentation.

2.  COMPREHENSIVE INCOME

Comprehensive income includes all changes in stockholder's equity during a period except those resulting from investments by and distributions to the stockholder. During the third quarters of 2001 and 2000, total comprehensive income (loss) for the Companies amounted to $(4.8) million and $14.8 million, respectively, and $12.6 million and $21.8 million for the nine months ended September 30, 2001 and 2000, respectively. Other comprehensive income (loss) excludes net investment gains (losses) included in net income which merely represent transfers from unrealized to realized gains and losses. These amounts totaled $231,000 and $(834,000) during the third quarters of 2001 and 2000, respectively, and $45,000 and $(1.4) million for the nine months ended September 30, 2001 and 2000, respectively. Such amounts, which have been measured through the date of sale, are net of income taxes and adjustments for the value of purchased insurance in

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
  NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)(CONTINUED)
                               September 30, 2001

2.  COMPREHENSIVE INCOME (continued)
force and deferred policy acquisition costs totaling $160,000 and $(1,080,000) for the third quarters of 2001 and 2000, respectively, and $56,000 and $(3,121,000) for the nine months ended September 30, 2001 and 2000, respectively.

3.  INVESTMENTS

Investment Diversifications: The Companies' investment policies related to the investment portfolio require diversification by asset type, company, and industry and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as those set forth by regulatory authorities. The following percentages relate to holdings at September 30, 2001 and December 31, 2000. Fixed maturities included investments in basic industrials (63% in 2001, 29% in 2000), conventional mortgage-backed securities (10% in 2001, 20% in 2000), financial companies (8% in 2001, 14% in 2000), and other asset-backed securities (1% in 2001, 20% in 2000). Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as Ohio (20% in 2001 and 4% in 2000) and California (15% in 2001 and 15% in 2000). There are no other concentrations of mortgage loans on real estate in any state exceeding ten percent at September 30, 2001. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (22% in 2001 and 29% in 2000), industrial buildings (18% in 2001 and 11% in 2000), retail facilities (20% in 2001 and 18% in 2000), and multi-family apartments (36% in 2001 and 10% in 2000).

Investment Valuation Analysis: The Companies analyze the investment portfolio at least quarterly in order to determine if the carrying value of any investment has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when impairment in value appears to be other than temporary. During the first nine months of 2001, Golden American determined that the carrying value of four bonds exceeded their estimated net realizable value. As a result, during the nine months ended September 30, 2001, Golden American recognized a total pre-tax loss of $1,279,000 to reduce the carrying value of the bonds to their combined net realizable value of $565,000.

4.  DERIVATIVE INSTRUMENTS

The Companies may from time to time utilize various derivative instruments to manage interest rate and price risk (collectively, market risk). The Companies have appropriate controls in place, and financial exposures are monitored and managed by the Companies as an integral part of their overall risk management program. Derivatives are recognized on the balance sheet at their fair value. At September 30, 2001, the Companies did not utilize any such derivatives.

The estimated fair values and carrying amounts of the Companies' embedded derivatives at September 30, 2001 were $0, net of reinsurance. The estimated fair values and carrying amounts of the embedded derivatives on a direct basis, before reinsurance, were $4.9 million.

The fair value of these instruments was estimated based on quoted market prices, dealer quotations or internal estimates.

5.  RELATED PARTY TRANSACTIONS

Operating Agreements: Directed Services, Inc. ("DSI"), an affiliate, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) and distributor of the variable insurance products issued by the Companies. DSI is authorized to enter into agreements with broker/dealers to distribute the Companies' variable insurance products and appoint representatives of the broker/dealers as agents. The Companies paid commissions to DSI totaling $51,551,000 and $159,949,000 in the third quarter and the first nine months of 2001, respectively ($47,073,000 and $156,325,000, respectively, for the same periods of 2000).

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
   NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)(CONTINUED)
                               September 30, 2001

5.  RELATED PARTY TRANSACTIONS (continued)
Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the third quarter and nine months ended September 30, 2001, the fee was $5,749,000 and $17,282,000, respectively ($6,521,000 and $15,579,000, respectively, for the same periods of 2000).

The Companies have an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services. Under the agreement, the Companies record a fee based on the value of the assets managed by ING IM. The fee is payable quarterly. For the third quarter and the first nine months of 2001, the Companies incurred fees of $1,204,000 and $2,905,000, respectively, under this agreement ($596,000 and $1,870,000, respectively, for the same periods of 2000).

Golden American has a guaranty agreement with Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. For the nine months ended September 30, 2001 and 2000, Golden American incurred a fee of $12,000 and $7,000, respectively, under this agreement.

Golden American provides certain advisory, computer, and other resources and services to Equitable Life. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $1,360,000 and $4,079,000 for the third quarter and nine months ended September 30, 2001, respectively ($1,534,000 and $4,810,000, respectively, for the same periods of 2000).

The Companies have a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. Under this agreement with Equitable Life, the Companies incurred expenses of $80,000 and $232,000 for the third quarter and nine months ended September 30, 2001, respectively ($339,000 and $1,006,000, respectively, for the same periods in 2000).

During 2001, the State of Delaware Insurance Department approved expense sharing agreements with ING America Insurance Holdings for administrative, management, financial, and information technology services. Under these agreements with ING America Insurance Holdings, Golden American incurred expenses of $20.7 million for the nine months ended September 30, 2001.

First Golden provides resources and services to DSI. Revenues for these services, which reduced general expenses incurred by First Golden, totaled $5,000 and $139,000 for the third quarter and nine months ended September 30, 2001, respectively ($54,000 and $162,000, respectively, for the same periods in 2000).

Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $0 and $478,000 for the third quarter and nine months ended September 30, 2001, respectively ($117,000 and $387,000, respectively, for the same periods in 2000).

Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $93,000 and $292,000 for the third quarter and nine months ended September 30, 2001, respectively ($145,000 and $463,000, respectively, for the same periods in 2000).

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)(CONTINUED)
                               September 30, 2001

5.  RELATED PARTY TRANSACTIONS (continued)
Golden American provides resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $112,000 and $245,000 for the third quarter and nine months ended September 30, 2001, respectively ($65,000 and $173,000, respectively, for the same periods in 2000).

The Companies provide resources and services to Southland Life Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $34,000 and $97,000 for the third quarter and nine months ended September 30, 2001, respectively ($26,000 and $78,000, respectively, for the same periods in 2000).

For the third quarter of 2001, the Companies received premiums, net of reinsurance, for variable products sold through eight affiliates, Locust Street Securities, Inc. ("LSSI"), Vestax Securities Corporation ("Vestax"), DSI, Multi-Financial Securities Corporation ("Multi-Financial"), IFG Network Securities, Inc. ("IFG"), Washington Square Securities, Inc. ("Washington Square"), PrimeVest Financial ("PrimeVest"), and Compulife Investor Services, Inc. ("Compulife") of $28.8 million, $8.7 million, $0.2 million, $6.6 million, $3.1 million, $25.0 million, $9.8 million and $1.5 million, respectively ($6.0 million, $0.7 million, $0, $2.1 million, $2.7 million, $0, $0, and $0, respectively, for the same period of 2000). For the first nine months of 2001, the Companies received premiums, net of reinsurance for variable products sold through eight affiliates, LSSI, Vestax, DSI, Multi-Financial, IFG, Washington Square, PrimeVest, and Compulife of $66.7 million, $21.6 million, $0.6 million, $15.6 million, $8.6 million, $53.9 million, $20.7 million, and $5.3 million, respectively ($73.0 million, $29.0 million, $0.8 million, $23.2 million, $11.0 million, $0, $0, and $0, respectively, for the same period of 2000).

For the third quarter and nine months ended September 30, 2001, First Golden received premiums for fixed annuities products sold through Washington Square of approximately $0.3 million and $0.8 million, respectively.

Modified Coinsurance Agreement: On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $31.6 million and $192.5 million for the third quarter and the nine months ended September 30, 2001, respectively ($102.9 million and $214.7 million for the same periods in 2000). This was offset by a decrease in deferred acquisition costs of $50.1 million and $210.9 million, respectively, for the third quarter and the nine months ended September 30, 2001 ($103.7 million and $213.0 million for the same periods in 2000). At September 30, 2001, Golden American had a receivable from Equitable Life of $1.9 million due to the timing of the cash settlement for the modified coinsurance agreement. As at December 31, 2000, Golden American had a payable of $16.3 million under the agreement.

Reinsurance Agreement Covering Minimum Guaranteed Benefits: On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $60.0 million related to this agreement. Under this agreement, Golden American recorded a reinsurance recoverable of $60.5 million and $14.6 million at September 30, 2001 and December 31, 2000, respectively.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)(CONTINUED)
                               September 30, 2001

5.  RELATED PARTY TRANSACTIONS (continued)
Reciprocal Loan Agreement: Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval of the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $0 and $91,000 for the third quarters of 2001 and 2000, respectively, and $25,000 and $427,000 for the nine months ended September 30, 2001 and 2000, respectively. At September 30, 2001, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

Surplus Notes: On December 30, 1999, Golden American issued an 8.179% surplus note in the amount of $50,000,000 to Equitable Life. The note matures on December 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,031,000 and $1,020,000 for the third quarters of 2001 and 2000, respectively, and $3,059,000 and $3,076,000 for the nine months ended September 30, 2001 and 2000, respectively.

On December 8, 1999, Golden American issued a 7.979% surplus note in the amount of $35,000,000 to First Columbine Life Insurance Company ("First Columbine"), an affiliate. The note matures on December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $704,000 and $696,000 for the third quarters of 2001 and 2000, respectively, and $2,089,000 and $2,271,000 for the first nine months of 2001 and 2000, respectively.

On September 30, 1999, Golden American issued a 7.75% surplus note in the amount of $75,000,000 to ING AIH. The note matures on September 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,465,000 and $1,449,000 for the third quarters of 2001 and 2000, respectively, and $4,347,000 and $4,355,000 for the first nine months of 2001 and 2000, respectively. On December 30, 1999, ING AIH assigned the note to Equitable Life.

On December 30, 1998, Golden American issued a 7.25% surplus note in the amount of $60,000,000 to Equitable Life. The note matures on December 29, 2028. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,096,000 and $1,088,000 for the third quarters of 2001 and 2000, respectively, and $3,254,000 and $3,263,000 for the first nine months of 2001 and 2000, respectively.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
  NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)(CONTINUED)
                               September 30, 2001

5.  RELATED PARTY TRANSACTIONS (continued)
On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable of Iowa Companies. The note matures on December 17, 2026. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made is subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $516,000 for the third quarters of 2001 and 2000, respectively, and $1,547,000 for the first nine months of 2001 and 2000, respectively.

Stockholder's Equity: During the third quarter and the first nine months of 2001, Golden American received capital contributions from its Parent of $124,000,000 and $131,000,000, respectively ($0 and $80,000,000, respectively, for the same periods in 2000).

6.  COMMITMENTS AND CONTINGENCIES

Reinsurance: At September 30, 2001, the Companies had reinsurance treaties with five unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the minimum guaranteed death and living benefits under its variable contracts as of September 30, 2001. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

At September 30, 2001 and December 31, 2000, the Companies had net receivables of $82,391,000 and $33,973,000, respectively, for reinsurance claims, reserve credits, or other receivables from these reinsurers. These net receivables were comprised of $2,955,000 and $1,820,000, respectively, for claims recoverable from reinsurers, $4,024,000 and $4,007,000, respectively, for a payable for reinsurance premiums, $60,500,000 and $14,642,000, respectively, for reserve credits, and $22,960,000 and $21,518,000, respectively, for a receivable from an unaffiliated reinsurer. Included in the accompanying financial statements are net considerations to reinsurers of $8,593,000 for the third quarter of 2001 and $21,211,000 for the first nine months of 2001 compared to $6,564,000 and $14,472,000 for the same periods in 2000. Also included in the accompanying financial statements are net policy benefits of $13,314,000 for the third quarter of 2001 and $25,091,000 for the first nine months of 2001 compared to $1,122,000 and $2,957,000 for the same period in 2000.

On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued after January 1, 2000, excluding those with an interest rate guarantee. For the nine months ended September 30, 2001, Golden American had received a total settlement of $192.5 million under this agreement, compared to $214.7 million for the same period in 2000. The carrying value of the separate account liabilities covered under this agreement represent 26.3% of total separate account liabilities outstanding at September 30, 2001, compared to 17.1% at September 30, 2000. Golden American remains liable to the extent Equitable Life does not meet its obligations under the agreement. The accompanying financial statements are presented net of the effects of the agreement.

On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $60,000,000 related to this agreement.

On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued after January 1, 2000.

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)(CONTINUED)
                               September 30, 2001

6.  COMMITMENTS AND CONTINGENCIES  (continued)
Investment Commitments: At September 30, 2001, outstanding commitments to fund mortgage loans totaled $35,000,000. There were no outstanding commitments to fund mortgage loans at December 31, 2000.

Guaranty Fund Assessments: Assessments are levied on the Companies by life and health guaranty associations in most states in which the Companies are licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially offset through a reduction in future premium taxes. The Companies cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for premium tax offset. The Companies have established an undiscounted reserve to cover such assessments, review information regarding known failures, and revise estimates of future guaranty fund assessments. The Companies charged to expense $2,000 in guaranteed fund assessments in the first nine months of 2001 and 2000. At September 30, 2001 and December 31, 2000, the Companies have an undiscounted reserve $2,430,000 to cover future assessments (net of related anticipated premium tax offsets), and have established an asset totaling $691,000 and $733,000, respectively, for assessments paid which may be recoverable through future premium tax offsets. The Companies believe this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premiums and known insolvencies at this time.

Litigation: The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

Vulnerability from Concentrations: The Companies have various concentrations in the investment portfolio. As of September 30, 2001, the Companies had one investment (other than bonds issued by agencies of the United States government) exceeding ten percent of stockholder's equity. The Companies' asset growth, net investment income, and cash flow are primarily generated from the sale of variable and fixed insurance products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns, which may result in higher lapse experience than assumed, could cause a severe impact on the Companies' financial condition. One broker/dealer generated 10% of the Companies' net sales during the third quarter of 2001 (27% by two broker/dealers in the same period of 2000). One broker/dealer generated 10% of the Companies' net sales during the first nine months of 2001 (12% by one broker/dealer in the same period of 2000). The Premium Plus product generated 47% and 50% of the Companies' sales during the third quarter of 2001 and the first nine months of 2001 (73% and 74% in the same periods of 2000). The ES II product generated 16% of the Companies' sales during the third and the first nine months of 2001 (12% in the same periods of 2000). The Guarantee product, introduced in the fourth quarter of 2000, generated 11% and 16% of the Companies' sales during the third quarter and the first nine months of 2001.

Revolving Note Payable: To enhance short-term liquidity, the Companies established revolving notes payable with SunTrust Bank, Atlanta (the "Bank"). These revolving notes payable were amended and restated in April 2001 with an expiration date of May 31, 2002. The note was approved by the Boards of Directors of Golden American and First Golden on August 5, 1998 and September 29, 1998, respectively. The total amount the Companies may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The notes accrue interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Companies for the advance. The terms of the agreement require the Companies to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the third quarters ended September 30, 2001 and 2000, the

Companies incurred interest expense of $118,000 and $0, respectively. During the nine months ended September 30, 2001 and 2000, the Companies incurred interest expense of $117,000 and $36,000, respectively. At September 30, 2001 and December 31, 2000, the Companies had borrowings of $1,400,000 and $0, respectively, under these agreements.

7.  MERGER OF FIRST GOLDEN WITH RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
On September 25, 2001, the Board of Directors of First Golden approved a plan of merger to merge First Golden into ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The merger is anticipated to be effective on January 1, 2002 (the "merger date"), subject to the approval of the Insurance Department of the State of New York, which has the discretion, as deemed necessary, to hold a public hearing with regard to the merger. If approved, on the merger date, First Golden will cease to exist and will be succeeded by ReliaStar of NY.

SUBSEQUENT EVENT. Subsequent to the filing with the Securities and Exchange Commission of the Golden American Life Insurance Company Form 10-Q as of September 30, 2001, the anticipated effective date of the proposed merger of First Golden American Life Insurance Company of New York into ReliaStar Life Insurance Company of New York ("RLNY") was moved to April 1, 2002, or shortly thereafter, subject to the approval of the Insurance Departments of the States of New York, Delaware and Minnesota.

    FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY


The audited financial statements of Golden American Life Insurance Company are listed below and are included in this Statement of Additional Information:

     Report of Independent Auditors
     Audited Financial Statements
        Consolidated Balance Sheets
        Consolidated Statements of Operations
        Consolidated Statement of Changes in Stockholder's Equity
        Consolidated Statements of Cash Flows
     Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------
         FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------



REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2001

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)

                                                              December 31,  December 31,
                                                                  2000          1999
                                                              -----------   -----------
ASSETS

Investments:

   Fixed maturities, available for sale, at fair value
      (cost: 2000 - $798,751; 1999 - $858,052) ............   $   792,578   $   835,321

   Equity securities, at fair value (cost: 2000 - $8,611;
      1999 - $14,952) .....................................         6,791        17,330

   Mortgage loans on real estate ..........................        99,916       100,087

   Policy loans ...........................................        13,323        14,157

   Short-term investments .................................       106,775        80,191
                                                              -----------   -----------
Total investments .........................................     1,019,383     1,047,086

Cash and cash equivalents .................................        63,207        14,380

Reinsurance recoverable ...................................        19,331        14,834

Reinsurance recoverable from affiliates ...................        14,642            --

Due from affiliates .......................................        38,786           637

Accrued investment income .................................         9,606        11,198

Deferred policy acquisition costs .........................       635,147       528,957

Value of purchased insurance in force .....................        25,942        31,727

Current income taxes recoverable ..........................           511            35

Deferred income tax asset .................................         9,047        21,943

Property and equipment, less allowances for depreciation of
   $5,638 in 2000 and $3,229 in 1999 ......................        14,404        13,888

Goodwill, less accumulated amortization of $11,964 in 2000
   and $8,186 in 1999 .....................................       139,163       142,941

Other assets ..............................................        32,019         2,514

Separate account assets ...................................     9,831,489     7,562,717
                                                              -----------   -----------
Total assets ..............................................   $11,852,677   $ 9,392,857
                                                              ===========   ===========

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                  (Dollars in thousands, except per share data)

                                                                December 31,    December 31,
                                                                    2000            1999
                                                                ------------    ------------
LIABILITIES AND STOCKHOLDER'S EQUITY

Policy liabilities and accruals:

   Future policy benefits:

      Annuity and interest sensitive life products ..........   $  1,062,891    $  1,033,701

      Unearned revenue reserve ..............................          6,817           6,300

   Other policy claims and benefits .........................             82               8
                                                                ------------    ------------
                                                                   1,069,790       1,040,009

Surplus notes ...............................................        245,000         245,000

Revolving note payable ......................................             --           1,400

Due to affiliates ...........................................         19,887          12,650

Other liabilities ...........................................         69,374          53,232

Separate account liabilities ................................      9,831,489       7,562,717
                                                                ------------    ------------
                                                                  11,235,540       8,915,008

Commitments and contingencies

Stockholder's equity:

   Common stock, par value $10 per share, authorized, issued,
      and outstanding 250,000 shares ........................          2,500           2,500

   Additional paid-in capital ...............................        583,640         468,640

   Accumulated other comprehensive loss .....................         (4,046)         (9,154)

   Retained earnings ........................................         35,043          15,863
                                                                ------------    ------------
Total stockholder's equity ..................................        617,137         477,849
                                                                ------------    ------------
Total liabilities and stockholder's equity ..................   $ 11,852,677    $  9,392,857
                                                                ============    ============

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Dollars in thousands)

Year Ended December 31                                  2000         1999         1998
                                                     ---------    ---------    ---------
REVENUES:
   Annuity and interest sensitive life product
      charges ....................................   $ 144,877    $  82,935    $  39,119
   Management fee revenue ........................      22,982       11,133        4,771
   Net investment income .........................      64,140       59,169       42,485
   Realized losses on investments ................      (6,554)      (2,923)      (1,491)
                                                     ---------    ---------    ---------
                                                       225,445      150,314       84,884
Insurance benefits and expenses:
   Annuity and interest sensitive life benefits:
      Interest credited to account balances ......     195,088      175,257       94,845
      Benefit claims incurred in excess of account
         balances ................................       4,943        6,370        2,123
Underwriting, acquisition and insurance  expenses:
   Commissions ...................................     213,719      188,383      121,171
   General expenses ..............................      84,936       60,205       37,612
   Insurance taxes, state licenses, and fees .....       4,528        3,976        4,140
   Policy acquisition costs deferred .............    (168,444)    (346,396)    (197,796)
   Amortization:
      Deferred policy acquisition costs ..........      55,154       33,119        5,148
      Value of purchased insurance in force ......       4,801        6,238        4,724
      Goodwill ...................................       3,778        3,778        3,778
   Expenses and charges reimbursed under
      modified coinsurance agreements ............    (225,787)      (9,247)      (5,604)
                                                     ---------    ---------    ---------
                                                       172,716      121,683       70,141

Interest expense .................................      19,867        8,894        4,390
                                                     ---------    ---------    ---------
                                                       192,583      130,577       74,531
                                                     ---------    ---------    ---------
Income before income taxes .......................      32,862       19,737       10,353


Income taxes .....................................      13,682        8,523        5,279
                                                     ---------    ---------    ---------

Net income .......................................   $  19,180    $  11,214    $   5,074
                                                     =========    =========    =========

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                             (Dollars in thousands)

                                                  Additional Accumulated Other  Retained       Total
                                      Common        Paid-in    Comprehensive    Earnings    Stockholder's
                                       Stock        Capital    Income (Loss)    (Deficit)      Equity
                                     --------------------------------------------------------------------
Balance at December 31, 1997 .....   $   2,500     $ 224,997     $     241      $    (425)    $ 227,313
   Comprehensive income:
      Net income .................          --            --            --          5,074         5,074
      Change in net unrealized
         investment gains (losses)          --            --        (1,136)            --        (1,136)
                                                                                              ---------
   Comprehensive income ..........                                                                3,938
   Contribution of capital .......          --       122,500            --             --       122,500
   Other .........................          --           143            --             --           143
                                     ---------     ---------     ---------      ---------     ---------
Balance at December 31, 1998 .....       2,500       347,640          (895)         4,649       353,894
   Comprehensive income:
      Net income .................          --            --            --         11,214        11,214
      Change in net unrealized
         investment gains (losses)          --            --        (8,259)            --        (8,259)
                                                                                              ---------
   Comprehensive income ..........                                                                2,955
   Contribution of capital .......          --       121,000            --             --       121,000
                                     ---------     ---------     ---------      ---------     ---------
Balance at December 31, 1999 .....   $   2,500     $ 468,640     $  (9,154)     $  15,863     $ 477,849
   Comprehensive income:
      Net income .................          --            --            --         19,180        19,180
      Change in net unrealized
         investment gains (losses)          --            --         5,108             --         5,108
                                                                                              ---------
   Comprehensive income ..........                                                               24,288
   Contribution of capital .......          --       115,000            --             --       115,000
                                     ---------     ---------     ---------      ---------     ---------
Balance at December 31, 2000 .....   $   2,500     $ 583,640     $  (4,046)     $  35,043     $ 617,137
                                     =========     =========     =========      =========     =========

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

Year Ended December 31                                     2000         1999         1998
                                                        ---------    ---------    ---------
OPERATING ACTIVITIES
Net income ..........................................   $  19,180    $  11,214    $   5,074
Adjustments to reconcile net income to net
   cash provided by (used in) operations:
   Adjustments related to annuity and interest
      sensitive life products:
      Interest credited and other charges on interest
         sensitive products .........................     195,088      175,257       94,845
      Charges for mortality and administration ......        (313)         524         (233)
      Change in unearned revenues ...................         517        2,460        2,651
   Increase (decrease) in policy liabilities and
      accruals ......................................          74            8          (10)
   Decrease (increase) in accrued investment
      income ........................................       1,592       (1,553)      (3,222)
   Policy acquisition costs deferred ................    (168,444)    (346,396)    (197,796)
   Amortization of deferred policy acquisition costs       55,154       33,119        5,148
   Amortization of value of purchased insurance
      in force ......................................       4,801        6,238        4,724
   Change in other assets, due to/from affiliates,
      other liabilities and accrued income taxes ....     (63,840)      24,845        9,979
   Provision for depreciation and amortization ......       8,616        8,850        8,147
   Provision for deferred income taxes ..............      13,728        8,523        5,279
   Realized losses on investments ...................       6,554        2,923        1,491
                                                        ---------    ---------    ---------
Net cash provided by (used in) operating activities .      72,707      (73,988)     (63,923)
                                                        ---------    ---------    ---------

INVESTING ACTIVITIES
Sale, maturity, or repayment of investments:
   Fixed maturities - available for sale ............     205,136      220,547      145,253
   Mortgage loans on real estate ....................      12,701        6,572        3,791
   Equity securities ................................       6,128           --           --
   Policy loans - net ...............................         834           --           --
                                                        ---------    ---------    ---------
                                                          224,799      227,119      149,044

Acquisition of investments:
   Fixed maturities - available for sale ............    (154,028)    (344,587)    (476,523)
   Equity securities ................................          --           --      (10,000)
   Mortgage loans on real estate ....................     (12,887)      (9,659)     (16,390)
   Policy loans - net ...............................          --       (2,385)      (2,940)
   Short-term investments - net .....................     (26,584)     (39,039)     (26,692)
                                                        ---------    ---------    ---------
                                                         (193,499)    (395,670)    (532,545)

Issuance of reciprocal loan agreement receivables ...     (16,900)          --           --
Receipt of repayment of reciprocal loan agreement
   receivables ......................................      16,900           --           --
Net purchase of property and equipment ..............      (3,285)      (8,968)      (6,485)
                                                        ---------    ---------    ---------
Net cash provided by (used in) investing activities .      28,015     (177,519)    (389,986)

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             (Dollars in thousands)

Year Ended December 31                                   2000         1999         1998
                                                      ---------    ---------    ---------
FINANCING ACTIVITIES
Proceeds from reciprocal loan agreement
   borrowings .....................................   $ 178,900    $ 396,350    $ 500,722
Repayment of reciprocal loan agreement
   borrowings .....................................    (178,900)    (396,350)    (500,722)
Proceeds from revolving note payable ..............      67,200      220,295      108,495
Repayment of revolving note payable ...............     (68,600)    (218,895)    (108,495)
Proceeds from surplus note ........................          --      160,000       60,000
Repayment of line of credit borrowings ............          --           --       (5,309)
Receipts from annuity and interest sensitive
   life policies credited to account balances .....     801,793      773,685      593,428
Return of account balances on annuity
   and interest sensitive life policies ...........    (141,440)    (146,607)     (72,649)

Net reallocations to separate accounts ............    (825,848)    (650,270)    (239,671)
Contributions of capital by parent ................     115,000      121,000      103,750
                                                      ---------    ---------    ---------
Net cash provided by (used in) financing activities     (51,895)     259,208      439,549
                                                      ---------    ---------    ---------

Increase (decrease) in cash and cash
   equivalents ....................................      48,827        7,701      (14,360)

Cash and cash equivalents at beginning of
   period .........................................      14,380        6,679       21,039
                                                      ---------    ---------    ---------
Cash and cash equivalents at end of period ........   $  63,207    $  14,380    $   6,679
                                                      =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION
Cash paid during the period for:
   Interest .......................................   $  22,444    $   6,392    $   4,305
   Income taxes ...................................         957           --           99
Non-cash financing activities:
   Non-cash adjustment to additional paid-in
      capital for adjusted merger costs ...........          --           --          143
   Contribution of capital from parent to
      repay line of credit borrowings .............          --           --       18,750

                             See accompanying notes.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

1.   SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION
Golden American, a wholly owned subsidiary of Equitable of Iowa Companies, Inc., offers variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. First Golden is licensed to sell insurance products in New York and Delaware. The Companies' variable annuity products are marketed by broker/dealers, financial institutions, and insurance agents. The Companies' primary customers are consumers and corporations.

On October 24, 1997 ("the merger date"), PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable") according to the terms of an Agreement and Plan of Merger dated July 7, 1997 among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation.

INVESTMENTS
Fixed Maturities: The Companies account for their investments under the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires fixed maturities to be designated as either "available for sale," "held for investment," or "trading." Sales of fixed maturities designated as "available for sale" are not restricted by SFAS No. 115. Available for sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in stockholder's equity, after adjustment for related changes in value of purchased insurance in force ("VPIF"), deferred policy acquisition costs ("DPAC"), and deferred income taxes. At December 31, 2000 and 1999, all of the Companies' fixed maturities are designated as available for sale, although the Companies are not precluded from designating fixed maturities as held for investment or trading at some future date.

Securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations. Premiums and discounts are amortized/accrued utilizing a method which results in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and other asset-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

Equity Securities: Equity securities are reported at estimated fair value if readily marketable. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity. Equity securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations.

Mortgage Loans on Real Estate: Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected future cash flows from the loan discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of impaired loans is

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

reduced by the establishment of a valuation allowance, which is adjusted at each reporting date for significant changes in the calculated value of the loan. Changes in this valuation allowance are charged or credited to income.

Other Investments: Policy loans are reported at unpaid principal. Short-term investments are reported at cost, adjusted for amortization of premiums and accrual of discounts.

Realized Gains and Losses: Realized gains and losses are determined on the basis of specific identification.

Fair Values: Estimated fair values, as reported herein, of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities. Estimated fair values of publicly traded fixed maturities are reported by an independent pricing service. Fair values of private placement bonds are estimated using a matrix that assumes a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Estimated fair values of equity securities, which consist of the Companies' investment in its registered separate accounts, are based upon the quoted fair value of the securities comprising the individual portfolios underlying the separate accounts.

CASH AND CASH EQUIVALENTS
For purposes of the accompanying Statements of Cash Flows, the Companies consider all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents. All interest-bearing accounts classified as cash equivalents have original maturities of three months or less.

DEFERRED POLICY ACQUISITION COSTS
Certain costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business ($63.8 million during 2000, $153.0 million during 1999, and $73.4 million during 1998), have been deferred. Acquisition costs for variable insurance products are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected future gross profits. This amortization is adjusted retrospectively when the Companies revise their estimate of current or future gross profits to be realized from a group of products. DPAC is adjusted to reflect the pro forma impact of unrealized gains and losses on fixed maturities the Companies have designated as "available for sale" under SFAS No. 115.

VALUE OF PURCHASED INSURANCE IN FORCE
As a result of the merger, a portion of the purchase price was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Amortization of VPIF is charged to expense in proportion to expected gross profits of the underlying business. This amortization is adjusted retrospectively when the Companies revise the estimate of current or future gross profits to be realized from the insurance contracts acquired. VPIF is adjusted to reflect the pro forma impact of unrealized gains and losses on available for sale fixed maturities.

PROPERTY AND EQUIPMENT
Property and equipment primarily represent leasehold improvements, office furniture, certain other equipment, and capitalized computer software and are not considered to be significant to the Companies' overall operations. Property and equipment are reported at cost less allowances for depreciation. Depreciation

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expense is computed primarily on the basis of the straight-line method over the estimated useful lives of the assets.

GOODWILL
Goodwill was established as a result of the merger and is being amortized over 40 years on a straight-line basis.

FUTURE POLICY BENEFITS
Future policy benefits for divisions of the variable products with fixed interest guarantees are established utilizing the retrospective deposit accounting method. Policy reserves represent the premiums received plus accumulated interest, less mortality and administration charges. Interest credited to these policies ranged from 3.00% to 14.00% during 2000, 3.00% to 11.00% during 1999, and 3.00% to 10.00% during 1998. The unearned revenue reserve represents unearned distribution fees. These distribution fees have been deferred and are amortized over the life of the contracts in proportion to expected gross profits.

SEPARATE ACCOUNTS
Assets and liabilities of the separate accounts reported in the accompanying Balance Sheets represent funds separately administered principally for variable contracts. Contractholders, rather than the Companies, bear the investment risk for the variable insurance products. At the direction of the contractholders, the separate accounts invest the premiums from the sale of variable insurance products in shares of specified mutual funds. The assets and liabilities of the separate accounts are clearly identified and segregated from other assets and liabilities of the Companies. The portion of the separate account assets equal to the reserves and other liabilities of variable contracts cannot be charged with liabilities arising out of any other business the Companies may conduct.

Variable separate account assets are carried at fair value of the underlying investments and generally represent contractholder investment values maintained in the accounts. Variable separate account liabilities represent account balances for the variable contracts invested in the separate accounts; the fair value of these liabilities is equal to their carrying amount. Net investment income and realized and unrealized capital gains and losses related to separate account assets are not reflected in the accompanying Statements of Operations.

Product charges recorded by the Companies from variable insurance products consist of charges applicable to each contract for mortality and expense risk, cost of insurance, contract administration, and surrender charges. In addition, some variable annuity and all variable life contracts provide for a distribution fee collected for a limited number of years after each premium deposit. Revenue recognition of collected distribution fees is amortized over the life of the contract in proportion to its expected gross profits. The balance of unrecognized revenue related to the distribution fees is reported as an unearned revenue reserve.

DEFERRED INCOME TAXES
Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred tax assets or liabilities are adjusted to reflect the pro forma impact of unrealized gains and losses on equity securities and fixed maturities the Companies have designated as available for sale under SFAS No. 115. Changes in deferred tax assets or liabilities resulting from this SFAS No. 115 adjustment are charged or credited directly to stockholder's equity. Deferred income tax expenses or credits reflected in the Companies' Statements of Operations are based on the changes in the deferred tax asset or liability from period to period (excluding the SFAS No. 115 adjustment).

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DIVIDEND RESTRICTIONS
Golden American's ability to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2001, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities. Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing.

SEGMENT REPORTING
The Companies manage their business as one segment, the sale of variable insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. Variable insurance products are sold to consumers and corporations throughout the United States.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management is required to utilize historical experience and assumptions about future events and circumstances in order to develop estimates of material reported amounts and disclosures. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates and assumptions are: (1) estimates of fair values of investments in securities and other financial instruments, as well as fair values of policyholder liabilities, (2) policyholder liabilities, (3) deferred policy acquisition costs and value of purchased insurance in force, (4) fair values of assets and liabilities recorded as a result of merger, (5) asset valuation allowances, (6) guaranty fund assessment accruals, (7) deferred tax benefits (liabilities), and (8) estimates for commitments and contingencies including legal matters, if a liability is anticipated and can be reasonably estimated. Estimates and assumptions regarding all of the preceding items are inherently subject to change and are reassessed periodically. Changes in estimates and assumptions could materially impact the financial statements.

PENDING ACCOUNTING STANDARDS: DERIVATIVE FINANCIAL INSTRUMENTS
During 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities. SFAS 133 requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet and measured at its fair value. The change in a derivative's fair value is generally to be recognized in current period earnings.

If certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value should be recognized currently in earnings or other comprehensive income, depending on whether such designation is considered a fair value or as a cash flow hedge. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in earnings. For cash flow hedges, changes in the derivatives fair value are reported in other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Companies

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

adopted SFAS 133 on January 1, 2000. The cumulative effect of the accounting change upon adoption was not material.

RECLASSIFICATIONS
Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 financial statement presentation.

2.   BASIS OF FINANCIAL REPORTING

The financial statements of the Companies differ from related statutory-basis financial statements principally as follows: (1) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (2) an asset representing the present value of future cash flows from insurance contracts acquired was established as a result of the merger/acquisition and is amortized and charged to expense; (3) future policy benefit reserves for divisions with fixed interest guarantees of the variable insurance products are based on full account values, rather than the greater of cash surrender value or amounts derived from discounting methodologies utilizing statutory interest rates; (4) reserves are reported before reduction for reserve credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits rather than presented net of these credits; (5) fixed maturity investments are designated as "available for sale" and valued at fair value with unrealized appreciation/depreciation, net of adjustments to value of purchased insurance in force, deferred policy acquisition costs, and deferred income taxes (if applicable), credited/charged directly to stockholder's equity rather than valued at amortized cost; (6) the carrying value of fixed maturities is reduced to fair value by a charge to realized losses in the Statements of Operations when declines in carrying value are judged to be other than temporary, rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (7) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (8) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security; (9) a liability is established for anticipated guaranty fund assessments, net of related anticipated premium tax credits, rather than capitalized when assessed and amortized in accordance with procedures permitted by insurance regulatory authorities; (10) revenues for variable insurance products consist of policy charges applicable to each contract for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed rather than premiums received; (11) the financial statements of Golden American's wholly owned subsidiary are consolidated rather than recorded at the equity in net assets; (12) surplus notes are reported as liabilities rather than as surplus; and (13) assets and liabilities are restated to fair values when a change in ownership occurs, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

The net loss for Golden American as determined in accordance with statutory accounting practices was $71,134,000 in 2000, $85,578,000 in 1999, $68,002,000
in 1998. Total statutory capital and surplus was $406,923,000 and $368,928,000 at December 31, 2000 and 1999, respectively.

The National Association of Insurance Commissioners has revised the Accounting Practices and Procedures Manual, the guidance that defines statutory accounting principles. The revised manual will be effective January 1, 2001, and has been adopted, at least in part, by the States of Delaware and New York, which are the states of domicile for Golden American and First Golden, respectively. The revised manual will result in changes to the accounting practices that the Companies use to prepare their statutory-basis financial statements. Management believes the impact of these changes to the Companies' statutory-basis capital and surplus as of January 1, 2001 will not be significant.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

3.   INVESTMENT OPERATIONS

INVESTMENT RESULTS
Major categories of net investment income are summarized below:

Year Ended December 31                      2000           1999          1998
                                          --------       --------      --------
                                                  (Dollars in thousands)
Fixed maturities ......................   $ 55,302       $ 50,352      $ 35,224
Equity securities .....................        248            515            --
Mortgage loans on real estate .........      7,832          7,074         6,616
Policy loans ..........................        516            485           619
Short-term investments ................      2,253          2,583         1,311
Other, net ............................        543            388           246
                                          --------       --------      --------
Gross investment income ...............     66,694         61,397        44,016
Less investment expenses ..............     (2,554)        (2,228)       (1,531)
                                          --------       --------      --------
Net investment income .................   $ 64,140       $ 59,169      $ 42,485
                                          ========       ========      ========

Realized losses on investments follows:

Year Ended December 31                      2000           1999          1998
                                          --------       --------      --------
                                                  (Dollars in thousands)
Fixed maturities, available for sale ..   $ (6,289)      $ (2,910)     $ (1,428)
Equity securities .....................       (213)            --            --
Mortgage loans on real estate .........        (52)           (13)          (63)
                                          --------       --------      --------
Realized losses on investments ........   $ (6,554)      $ (2,923)     $ (1,491)
                                          ========       ========      ========

The change in unrealized appreciation (depreciation) of securities at fair value follows:

Year Ended December 31                      2000           1999          1998
                                          --------       --------      --------
                                                  (Dollars in thousands)
Fixed maturities, available for sale ..   $ 16,558       $(24,944)     $  1,100
Equity securities .....................     (4,198)         5,301        (2,390)
                                          --------       --------      --------
Unrealized appreciation (depreciation)
   of securities ......................   $ 12,360       $(19,643)     $ (1,290)
                                          ========       ========      ========

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

3.   INVESTMENT OPERATIONS (continued)

At December 31, 2000 and December 31, 1999, amortized cost, gross unrealized gains and losses, and estimated fair values of fixed maturities, all of which are designated as available for sale, follows:

                                                 Gross      Gross     Estimated
                                  Amortized   Unrealized  Unrealized    Fair
                                     Cost        Gains      Losses      Value
                                   --------    --------    --------    --------
                                              (Dollars in thousands)
December 31, 2000
-----------------
U.S. government and governmental
   agencies and authorities ....   $ 18,607    $    580    $    (16)   $ 19,171
Public utilities ...............     54,132         294      (1,600)     52,826
Corporate securities ...........    355,890       1,318      (8,006)    349,202
Other assets-backed securities .    223,787       2,166      (1,831)    224,122
Mortgage-backed securities .....    146,335       1,465        (543)    147,257
                                   --------    --------    --------    --------
Total ..........................   $798,751    $  5,823    $(11,996)   $792,578
                                   ========    ========    ========    ========

December 31, 1999
-----------------
U.S. government and governmental
   agencies and authorities ....   $ 21,363          --    $   (260)   $ 21,103
Public utilities ...............     53,754    $     25      (2,464)     51,315
Corporate securities ...........    396,494          53     (12,275)    384,272
Other assets-backed securities .    207,044         850      (4,317)    203,577
Mortgage-backed securities .....    179,397          39      (4,382)    175,054
                                   --------    --------    --------    --------
Total ..........................   $858,052    $    967    $(23,698)   $835,321
                                   ========    ========    ========    ========

Short-term investments with maturities of 30 days or less have been excluded from the above schedules. Amortized cost approximates fair value for these securities. At December 31, 2000, net unrealized investment loss on fixed maturities designated as available for sale totaled $6,173,000. Depreciation of $1,447,000 was included in stockholder's equity at December 31, 2000 (net of adjustments of $801,000 to VPIF, $3,146,000 to DPAC, and $779,000 to deferred income taxes). At December 31, 1999, net unrealized investment loss on fixed maturities designated as available for sale totaled $22,731,000. Depreciation of $6,955,000 was included in stockholder's equity at December 31, 1999 (net of adjustments of $1,785,000 to VPIF, $10,246,000 to DPAC, and $3,745,000 to
deferred income taxes).

At December 31, 2000, net unrealized depreciation on equity securities was comprised entirely of gross depreciation of $1,820,000. At December 31, 1999, net unrealized appreciation on equity securities was comprised entirely of gross appreciation of $2,378,000.

Amortized cost and estimated fair value of fixed maturities designated as available for sale, by contractual maturity, at December 31, 2000 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

3.   INVESTMENT OPERATIONS (continued)
                                                      Amortized       Estimated
December 31, 2000                                       Cost          Fair Value
-----------------                                     ---------       ----------
                                                        (Dollars in thousands)
Due within one year .........................         $ 51,001         $ 50,836
Due after one year through five years .......          323,753          317,862
Due after five years through ten years ......           45,812           44,891
Due after ten years .........................            8,063            7,610
                                                      --------         --------
                                                       428,629          421,199
Other asset-backed securities ...............          223,787          224,122
Mortgage-backed securities ..................          146,335          147,257
                                                      --------         --------
Total .......................................         $798,751         $792,578
                                                      ========         ========

An analysis of sales, maturities, and principal repayments of the Companies' fixed maturities portfolio follows:

                                                              Gross       Gross        Proceeds
                                              Amortized     Realized     Realized        From
                                                 Cost         Gains       Losses         Sale
                                               --------     --------     --------      --------
                                                            (Dollars in thousands)
For the year ended December 31, 2000:
Scheduled principal repayments, calls, and
   tenders ...............................     $ 91,158     $    122     $     (1)     $ 91,279
Sales ....................................      120,125          285       (6,553)      113,857
                                               --------     --------     --------      --------
Total ....................................     $211,283     $    407     $ (6,554)     $205,136
                                               ========     ========     ========      ========

For the year ended December 31, 1999:
Scheduled principal repayments, calls, and
   tenders ...............................     $141,346     $    216         (174)     $141,388
Sales ....................................       80,472          141     $ (1,454)       79,159
                                               --------     --------     --------      --------
Total ....................................     $221,818     $    357     $ (1,628)     $220,547
                                               ========     ========     ========      ========

For the year ended December 31, 1998:
Scheduled principal repayments, calls, and
   tenders ...............................     $102,504     $     60     $     (3)     $102,561
Sales ....................................       43,204          518       (1,030)       42,692
                                               --------     --------     --------      --------
Total ....................................     $145,708     $    578     $ (1,033)     $145,253
                                               ========     ========     ========      ========

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

3.   INVESTMENT OPERATIONS (continued)

Investment Valuation Analysis: The Companies analyze the investment portfolio at least quarterly in order to determine if the carrying value of any investment has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when an impairment in value appears to be other than temporary.

During the second quarter of 2000, Golden American determined that the carrying value of an impaired bond exceeded its estimated net realizable value. As a result, on June 30, 2000, Golden American recognized a total pre-tax loss of approximately $142,000 to reduce the carrying value of the bond to its net realizable value of $315,000 at December 31, 2000.

During the fourth quarter of 1998, Golden American determined that the carrying value of two bonds exceeded their estimated net realizable value. As a result, at December 31, 1998, Golden American recognized a total pre-tax loss of $973,000 to reduce the carrying value of the bonds to their combined net realizable value of $2,919,000. During the second quarter of 1999, further information was received regarding these bonds and Golden American determined that the carrying value of the two bonds exceeded their estimated net realizable value. As a result, at June 30, 1999, Golden American recognized a total pre-tax loss of $1,639,000 to further reduce the carrying value of the bonds to their combined net realizable value of $1,137,000. During the year 2000, these bonds had no further reduction in carrying value.

Investments on Deposit: At December 31, 2000 and 1999, affidavits of deposits covering bonds with a par value of $6,870,000 and $6,470,000, respectively, were on deposit with regulatory authorities pursuant to certain statutory requirements.

Investment Diversifications: The Companies' investment policies related to the investment portfolio require diversification by asset type, company, and industry and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as those set forth by regulatory authorities. The following percentages relate to holdings at December 31, 2000 and December 31, 1999. Fixed maturities included investments in basic industrials (29% in 2000, 29% in 1999), conventional mortgage-backed securities (20% in 2000, 22% in 1999), financial companies (14% in 2000, 16% in 1999), and other asset-backed securities (20% in 2000, 19% in 1999). Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as California (15% in 2000, 12% in 1999) and Utah (9% in 2000, 10% in
1999). There are no other concentrations of mortgage loans on real estate in any state exceeding ten percent at December 31, 2000 and 1999. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (29% in 2000, 34% in 1999), industrial buildings (35% in 2000, 33% in 1999), retail facilities (18% in 2000, 19% in 1999), and multi-family apartments (10% in 2000, 10% in 1999). Equity securities are not significant to the Companies' overall investment portfolio.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2000.

4.   COMPREHENSIVE INCOME

Comprehensive income includes all changes in stockholder's equity during a period except those resulting from investments by and distributions to the stockholder. Total comprehensive income (loss) for the Companies includes $606,000 for the year ended December 31, 2000 for First Golden and $(452,000) and $1,015,000 for the years ended December 31, 1999 and 1998, respectively. Other comprehensive income excludes net investment gains (losses) included in net income, which merely represent transfers from unrealized to realized gains and losses. These amounts total $(2,670,000), $(1,468,000) and $(2,133,000) in the years ended December 31, 2000, 1999 and 1998, respectively. Such amounts, which have been measured through the date of sale, are net of income taxes and adjustments to VPIF and DPAC totaling $(4,742,000), $(1,441,000) and $705,000 in the years ended December 31, 2000, 1999 and 1998, respectively.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

5.   FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair value of all financial instruments, including both assets and liabilities recognized and not recognized in a company's balance sheet, unless specifically exempted. SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires additional disclosures about derivative financial instruments. Most of the Companies' investments, investment contracts, and debt fall within the standards' definition of a financial instrument. Fair values for the Companies' insurance contracts other than investment contracts are not required to be disclosed. In cases where quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accounting, actuarial, and regulatory bodies are continuing to study the methodologies to be used in developing fair value information, particularly as it relates to such things as liabilities for insurance contracts. Accordingly, care should be exercised in deriving conclusions about the Companies' business or financial condition based on the information presented herein.

The Companies closely monitor the composition and yield of invested assets, the duration and interest credited on insurance liabilities, and resulting interest spreads and timing of cash flows. These amounts are taken into consideration in the Companies' overall management of interest rate risk, which attempts to minimize exposure to changing interest rates through the matching of investment cash flows with amounts expected to be due under insurance contracts. These assumptions may not result in values consistent with those obtained through an actuarial appraisal of the Companies' business or values that might arise in a negotiated transaction.

The following compares carrying values as shown for financial reporting purposes with estimated fair values:

December 31                                           2000                      1999
                                             -----------------------   -----------------------
                                                           Estimated                Estimated
                                              Carrying       Fair       Carrying      Fair
                                                Value        Value        Value       Value
                                             ----------   ----------   ----------   ----------
                                                           (Dollars in thousands)
ASSETS
   Fixed maturities, available for sale ..   $  792,578   $  792,578   $  835,321   $  835,321
   Equity securities .....................        6,791        6,791       17,330       17,330
   Mortgage loans on real estate .........       99,916      100,502      100,087       95,524
   Policy loans ..........................       13,323       13,323       14,157       14,157
   Short-term investments ................      106,775      106,775       80,191       80,191
   Cash and cash equivalents .............       63,207       63,207       14,380       14,380
   Separate account assets ...............    9,831,489    9,831,489    7,562,717    7,562,717

LIABILITIES
   Annuity products ......................    1,047,932      962,810    1,017,105      953,546
   Surplus notes .........................      245,000      204,455      245,000      226,100
   Revolving note payable ................           --           --        1,400        1,400
   Separate account liabilities ..........    9,831,489    9,831,489    7,562,717    7,562,717

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

5.   FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The following methods and assumptions were used by the Companies in estimating fair values.

Fixed maturities: Estimated fair values of conventional mortgage-backed securities not actively traded in a liquid market and publicly traded securities are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

Equity securities: Estimated fair values of equity securities, which consist of the Companies' investment in the portfolios underlying its separate accounts, are based upon the quoted fair value of individual securities comprising the individual portfolios. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable returns and quality.

Mortgage loans on real estate: Fair values are estimated by discounting expected cash flows, using interest rates currently offered for similar loans.

Policy loans: Carrying values approximate the estimated fair value for policy loans.

Short-term investments and cash and cash equivalents: Carrying values reported in the Companies' historical cost basis balance sheet approximate estimated fair value for these instruments due to their short-term nature.

Separate account assets: Separate account assets are reported at the quoted fair values of the individual securities in the separate accounts.

Annuity products: Estimated fair values of the Companies' liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Companies would incur to extinguish the liability.

Surplus notes: Estimated fair value of the Companies' surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

Revolving note payable: Carrying value reported in the Companies' historical cost basis balance sheet approximates estimated fair value for this instrument, as the agreement carries a variable interest rate provision.

Separate account liabilities: Separate account liabilities are reported at full account value in the Companies' historical cost balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

6.   VALUE OF PURCHASED IN FORCE

As a result of the merger, a portion of the purchase price was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Interest was accrued at a rate of 7.32% during 2000 (7.33% during 1999, and 7.29% during 1998).

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

6.   VALUE OF PURCHASED IN FORCE (continued)

A reconciliation of the change in the VPIF asset follows:

Year Ended December 31                           2000        1999        1998
                                               --------    --------    --------
                                                     (Dollars in thousands)
Beginning balance .........................    $ 31,727    $ 35,977    $ 43,174
   Accretion of interest ..................       2,016       2,372       2,802
   Amortization of asset ..................      (6,817)     (8,610)     (7,526)
   Adjustment for unrealized gains (losses)        (984)      1,988        (203)
   Purchase price adjustment to opening
      balance sheet .......................          --          --      (2,270)
                                               --------    --------    --------
Ending balance ............................    $ 25,942    $ 31,727    $ 35,977
                                               ========    ========    ========

Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of December 31, 2000, is $3.9 million in 2001, $3.6 million in 2002, $3.0 million in 2003, $2.4 million in 2004, and $1.9 million in 2005. Actual amortization may vary based upon changes in assumptions and experience.

7.   INCOME TAXES

Golden American files a consolidated federal income tax return. Under the Internal Revenue Code, a newly acquired insurance company cannot file as part of the Parent's consolidated tax return for 5 years.

At December 31, 2000, the Companies have net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $189,656,000. Approximately $5,094,000, $3,354,000, $50,449,000, $94,078,000 and $36,681,000
of these NOL carryforwards are available to offset future taxable income of the Companies through the years 2011, 2012, 2018, 2019 and 2020, respectively.

INCOME TAX EXPENSE (BENEFIT)
Income tax expense (benefit) included in the consolidated financial statements follows:

Year Ended December 31                           2000        1999        1998
                                               --------    --------    --------
                                                    (Dollars in thousands)
Current ...................................    $    (46)   $     --    $     --
Deferred ..................................      13,728       8,523       5,279
                                               --------    --------    --------
                                               $ 13,682    $  8,523    $  5,279
                                               ========    ========    ========

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

7.   INCOME TAXES (continued)

The effective tax rate on income before income taxes is different from the prevailing federal income tax rate. A reconciliation of this difference follows:

Year Ended December 31                           2000        1999        1998
                                               --------    --------    --------
                                                    (Dollars in thousands)

Income before income taxes ................    $ 32,862    $ 19,737    $ 10,353
                                               ========    ========    ========
Income tax at federal statutory rate ......    $ 11,502    $  6,908    $  3,624
Tax effect of:
    Goodwill amortization .................       1,322       1,322       1,322
    Meals and entertainment ...............         292         199         157
    Other items ...........................         566          94         176
                                               --------    --------    --------
Income tax expense ........................    $ 13,682    $  8,523    $  5,279
                                               ========    ========    ========

DEFERRED INCOME TAXES
The tax effect of temporary differences giving rise to the Companies' deferred income tax assets and liabilities at December 31, 2000 and 1999 follows:

December 31                                                                2000         1999
                                                                        ---------    ---------
                                                                        (Dollars in thousands)
Deferred tax assets:
   Net unrealized depreciation of securities at fair value ..........   $     637    $      --
   Net unrealized depreciation of available for sale fixed maturities         779        3,745
   Future policy benefits ...........................................     163,691      133,494
   Goodwill .........................................................      15,111       16,323
   Net operating loss carryforwards .................................      66,380       56,630
   Other ............................................................       1,333        1,333
                                                                        ---------    ---------
                                                                          247,931    $ 211,525
Deferred tax liabilities:
   Net unrealized appreciation of securities at fair value ..........          --         (832)
   Fixed maturity securities ........................................     (17,774)     (17,774)
   Deferred policy acquisition costs ................................    (184,743)    (154,706)
   Mortgage loans on real estate ....................................        (715)        (715)
   Value of purchased insurance in force ............................      (8,512)     (10,462)
   Other ............................................................     (25,724)      (1,348)
                                                                        ---------    ---------
                                                                         (237,468)    (185,837)
                                                                        ---------    ---------
Valuation allowance .................................................      (1,416)      (3,745)
                                                                        ---------    ---------
Deferred income tax asset ...........................................   $   9,047    $  21,943
                                                                        =========    =========

At December 31, 2000, the Company reported, for financial statement purposes, unrealized losses on certain investments, which have not been recognized for tax purposes. Since it is uncertain as to whether these capital losses, if ever realized, could be utilized to offset capital gains, a valuation allowance has been established for the tax effect of the financial statement losses.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

8.   RETIREMENT PLANS AND EMPLOYEE STOCK COMPENSATION

DEFINED BENEFIT PLANS
In 2000, 1999 and 1998, the Companies were allocated their share of the pension liability associated with their employees. The Companies' employees are covered by the employee retirement plan of an affiliate, Equitable Life. Further, Equitable Life sponsors a defined contribution plan that is qualified under Internal Revenue Code Section 401(k).

The following tables summarize the benefit obligations and the funded status for pension benefits over the two-year period ended December 31, 2000:

                                                            2000         1999
                                                           -------      -------
                                                          (Dollars in thousands)
Change in benefit obligation:
   Benefit obligation at January 1 ...............         $ 4,221      $ 4,454
   Service cost ..................................           1,569        1,500
   Interest cost .................................             554          323
   Actuarial (gain) loss .........................           1,562       (2,056)
                                                           -------      -------
   Benefit obligation at December 31 .............         $ 7,906      $ 4,221
                                                           =======      =======

Funded status:
   Funded status at December 31 ..................         $(7,906)     $(4,221)
   Unrecognized past service cost ................             141           --
   Unrecognized net loss .........................           1,627          210
                                                           -------      -------
   Net amount recognized .........................         $(6,138)     $(4,011)
                                                           =======      =======

The Companies' plan assets were held by Equitable Life, an affiliate. During 1998, the Equitable Life Employee Pension Plan began investing in an undivided interest of the ING-NA Master Trust (the "Master Trust"). Boston Safe Deposit and Trust Company holds the Master Trust's investment assets.

The weighted-average assumptions used in the measurement of the Companies' benefit obligation follows:

December 31                                                  2000         1999
                                                            ------       ------
Discount rate ....................................           7.75%        8.00%
Expected return on plan assets ...................           9.25         9.25
Rate of compensation increase ....................           5.00         5.00

The following table provides the net periodic benefit cost for the fiscal years 2000, 1999, and 1998:

Year Ended December 31                              2000       1999       1998
                                                   ------     ------     ------
                                                      (Dollars in thousands)
Service cost ...............................       $1,569     $1,500     $1,138
Interest cost ..............................          554        323         97
                                                   ------     ------     ------
Net periodic benefit cost ..................       $2,123     $1,823     $1,235
                                                   ======     ======     ======

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

8.   RETIREMENT PLANS AND EMPLOYEE STOCK COMPENSATION (continued)

There were no gains or losses resulting from curtailments or settlements during 2000, 1999, or 1998.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $7,906,000, $4,701,000, and $0, respectively, as of December 31, 2000 and $4,221,000, $2,488,000, and $0, respectively, as of December 31,
1999.

PHANTOM STOCK OPTION PLAN
The Phantom Stock Option Plan (the "Phantom Plan"), which covers certain key employees, is similar to a standard stock option plan; however, the phantom share option entitles the holder to a cash benefit in Dutch Guilders linked to the rise in value of ING ordinary shares on the Amsterdam Stock Exchange. The plan participants are entitled to any appreciation in the value of ING ordinary shares over the Phantom Plan option price (strike price) of 53.85 Euros for options issued on July 1, 1999, 140.40 Dutch Guilders for options issued on May 26, 1998, and 85.10 Dutch Guilders for options issued on May 23, 1997, not the ordinary shares themselves.

Options are granted at fair value on the date of grant. Options in the Phantom Plan are subject to forfeiture to ING should the individuals terminate their relationship with ING before the three-year initial retention period has elapsed. All options expire five years from the date of grant.

On July 1, 1999, ING issued 34,750 options to employees of Golden American related to this plan at a strike price of 53.85 Euros.

On May 26, 1998, ING issued 42,400 options related to this plan at a strike price of 140.40 Dutch Guilders. Since the strike price at December 31, 1998 was higher than the ING share price, there was no compensation expense related to these options in 1998.

On May 23, 1997, ING issued 3,500 options related to this plan at a strike price of 85.10 Dutch Guilders. Since the strike price was lower than the ING share price at December 31, 1998, Golden American incurred $46,000 of compensation expense related to these options during 1998.

No expense was recognized in 1999 related to the above options. As of December 31, 1999, 58,250 options remain outstanding.

During 2000, the Phantom Plan liability was transferred to ING. As of December 31, 2000, the Companies held no liabilities under the Phantom Plan. There were no expenses incurred related to this plan during the year ended December 31, 2000.

9.   RELATED PARTY TRANSACTIONS

Operating Agreements: Directed Services, Inc. ("DSI"), an affiliate, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) and distributor of the variable insurance products issued by the Companies. DSI is authorized to enter into agreements with broker/dealers to distribute the Companies' variable insurance products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2000, 1999 and 1998, the Companies paid commissions to DSI totaling $208,883,000, $181,536,000, and $117,470,000, respectively.

Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2000, 1999 and 1998, the fee was $21,296,000, $10,136,000, and $4,771,000,
respectively.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

9.   RELATED PARTY TRANSACTIONS (continued)

Effective January 1, 1998, the Companies have an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services. Under the agreement, the Companies record a fee based on the value of the assets under management. The fee is payable quarterly. For the years ended December 31, 2000, 1999 and 1998, the Companies incurred fees of $2,521,000, $2,227,000 and $1,504,000, respectively, under this agreement.

Golden American has a guaranty agreement with Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. On June 30, 2000, Golden American incurred a fee of $7,000 under this agreement. No annual fee was paid in 1999.

Golden American provides certain advisory, computer, and other resources and services to Equitable Life. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $6,193,000, $6,107,000 and $5,833,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Companies have a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. Under this agreement, the Companies incurred expenses of $1,270,000, $1,251,000 and $1,058,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

First Golden provided resources and services to DSI. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $223,000, $387,000, and $75,000 for the years ended December 31, 2000, 1999 and
1998, respectively.

Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $455,000 and $244,000 for the years ended December 31, 2000 and 1999, respectively.

Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $593,000 and $460,000 for the years ended December 31, 2000 and 1999, respectively.

The Companies provide resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $261,000 and $216,000 for the years ended December 31, 2000 and 1999, respectively.

The Companies provide resources and services to Southland Life Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $115,000 and $103,000 for the years ended December 31, 2000 and 1999, respectively.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

9.   RELATED PARTY TRANSACTIONS (continued)

In 2000, 1999, and 1998, the Companies received 11.3%, 10.0%, and 9.6% of total premiums, net of reinsurance, for variable products sold through eight affiliates as noted in the following table:

Year Ended December 31                            2000        1999        1998
                                                -------     -------     -------
                                                    (Dollars in thousands)
LSSI .......................................    $ 127.0     $ 168.5     $ 122.9
Vestax Securities Corporation ..............       47.2        88.1        44.9
DSI ........................................        1.4         2.5        13.6
Multi-Financial Securities Corporation .....       38.6        44.1        13.4
IFG Network Securities, Inc. ...............       23.1        25.8         3.7
Washington Square ..........................       44.6          --          --
Primevest ..................................        6.2          --          --
Compulife ..................................        2.7          --          --
                                                -------     -------     -------
Total ......................................    $ 290.8     $ 329.0     $ 198.5
                                                =======     =======     =======

Modified Coinsurance Agreement: On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $218.8 million. This was offset by a decrease in deferred acquisition costs of $223.7 million. As at December 31, 2000, Golden American also had a payable to Equitable Life of $16.3 million due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

Reinsurance Agreement Covering Minimum Guaranteed Benefits: On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $10,500,000 related to this agreement. Under this agreement, Golden American recorded a reinsurance recoverable of $14.6 million at December 31, 2000.

Reciprocal Loan Agreement: Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $481,000, $815,000 and $1,765,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, 1999 and 1998, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

9.   RELATED PARTY TRANSACTIONS (continued)

Line of credit: Golden American maintained a line of credit agreement with Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective December 1, 1996 and expired December 31, 1997, Golden American could borrow up to $25,000,000. Interest on any borrowings was charged at the rate of Equitable's monthly average aggregate cost of short-term funds plus 1.00%. Under this agreement, Golden American incurred interest expense of $211,000 for the year ended December 31, 1998. The outstanding balance was paid by a capital contribution and with funds borrowed from ING AIH.

Surplus Notes: On December 30, 1999, Golden American issued an 8.179% surplus note in the amount of $50,000,000 to Equitable Life. The note matures on December 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,112,000 for the year ended December 31, 2000. Golden American incurred no interest expense during the year ended December 31, 1999.

On December 8, 1999, Golden American issued a 7.979% surplus note in the amount of $35,000,000 to First Columbine Life Insurance Company ("First Columbine"), an affiliate. The note matures on December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $2,961,000 and $0 for the years ended December 31, 2000 and 1999, respectively.

On September 30, 1999, Golden American issued a 7.75% surplus note in the amount of $75,000,000 to ING AIH. The note matures on September 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $5,813,000 in 2000 and $1,469,000 in 1999. On December 30, 1999, ING AIH assigned the note to Equitable Life.

On December 30, 1998, Golden American issued a 7.25% surplus note in the amount of $60,000,000 to Equitable Life. The note matures on December 29, 2028. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,350,000 in 2000 and 1999. Golden American incurred no interest in 1998.

On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable. The note matures on December 17, 2026. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made is subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $2,063,000 in 2000, unchanged from 1999 and 1998. On December 17, 1996, Golden American contributed the $25,000,000 to First Golden acquiring 200,000 shares of common stock (100% of outstanding stock).

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

9.   RELATED PARTY TRANSACTIONS (continued)

Stockholder's Equity: During 2000, 1999 and 1998, Golden American received capital contributions from its Parent of $80,000,000, $121,000,000 and $122,500,000, respectively. As at December 31, 2000, Golden American also had a receivable of $35,000,000 from capital contributions made by its Parent.

10.  COMMITMENTS AND CONTINGENCIES

Reinsurance: At December 31, 2000, the Companies had reinsurance treaties with six unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent reinsurers do not meet their obligations under the reinsurance agreements. Reinsurance ceded in force for life mortality risks were $105,334,000, and $119,575,000 at December 31, 2000 and 1999, respectively. At
December 31, 2000 and 1999, the Companies have a net receivable of $33,973,000 and $14,834,000, respectively, for reserve credits, reinsurance claims, or other receivables from these reinsurers comprised of $16,462,000 and $493,000, respectively, for claims recoverable from reinsurers, $4,007,000 and $1,201,000, respectively, for a payable for reinsurance premiums, and $21,518,000 and $15,542,000, respectively, for a receivable from an unaffiliated reinsurer. Included in the accompanying financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $21,655,000, $9,883,000 and $4,797,000 and net policy benefits recoveries of $8,927,000, $3,059,000 and $2,170,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. At December 31, 2000, Golden American had received a total settlement of $218.8 million under this agreement. The carrying value of the separate account liabilities covered under this agreement represent 17.6% of total separate account liabilities outstanding at December 31, 2000. Golden American remains liable to the extent Equitable Life does not meet its obligations under the agreement. The accompanying statement of operations, statement of changes in stockholder's equity and statement of cash flows are presented net of the effects of the agreement.

On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $10,500,000 related to this agreement.

On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued on or after January 1, 2000.

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty which increased income by $736,000, $1,729,000, $1,022,000 for the years ended December 31, 2000, 1999 and
1998, respectively.

Guaranty Fund Assessments: Assessments are levied on the Companies by life and health guaranty associations in most states in which the Companies are licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Companies cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

10.  COMMITMENTS AND CONTINGENCIES (continued)

premium tax offset. The Companies have established an undiscounted reserve to cover such assessments, review information regarding known failures, and revise estimates of future guaranty fund assessments. Accordingly, the Companies accrued and charged to expense an additional $3,000, $3,000 and $1,123,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, the Companies have an undiscounted reserve of $2,430,000, and $2,444,000, respectively, to cover estimated future assessments (net of related anticipated premium tax credits) and have established an asset totaling $733,000, and $618,000, respectively, for assessments paid which may be recoverable through future premium tax offsets. The Companies believe this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premiums and known insolvencies at this time.

Litigation: The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

Vulnerability from Concentrations: The Companies have various concentrations in the investment portfolio (see Note 3 for further information). The Companies' asset growth, net investment income, and cash flow are primarily generated from the sale of variable insurance products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns, which may result in higher lapse experience than assumed, could cause a severe impact to the Companies' financial condition. A broker/dealer, having at least ten percent of total net premiums, generated 11% of the Companies' sales in 2000 (28% and 26% by two broker/dealers during 1999 and 1998, respectively). Two broker dealers, having at least ten percent of total gross premiums, generated 21% of the Companies' sales in 2000 (30% and 27% by two broker/dealers during 1999 and 1998, respectively). The Premium Plus product generated 71% of the Companies' sales during 2000 (79% during 1999 and 63% during 1998).

Leases: The Companies lease their home office space, certain other equipment, and capitalized computer software under operating leases which expire through 2020. During the years ended December 31, 2000, 1999 and 1998, rent expense totaled $2,874,000, $2,273,000, and $1,241,000, respectively. At December 31,
2000, minimum rental payments due under all non-cancelable operating leases with initial terms of one year or more are: 2001 - $3,790,000; 2002 - $3,257,000;
2003 - $2,611,000; 2004 - $2,419,000; 2005 - $2,419,000, and 2006 and thereafter
- $38,700,000.

Revolving Note Payable: To enhance short-term liquidity, the Companies established a revolving note payable with SunTrust Bank, Atlanta (the "Bank") which expires July 30, 2001. The note was approved by the Boards of Directors of Golden American and First Golden on August 5, 1998 and September 29, 1998, respectively. The total amount the Companies may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The note accrues interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Companies for the advance. The terms of the agreement require the Companies to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the years ended December 31, 2000, 1999 and 1998, the Companies incurred interest expense of $87,000, $198,000 and $352,000, respectively. At December 31, 2000, there were no amounts outstanding under this agreement. At December 31, 1999, the Companies had a $1,400,000 note payable to the Bank under this agreement.

              UNAUDITED FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The unaudited financial statements of Separate Account B for the nine months ending September 30, 2001 are listed below and are included in this Statement of Additional Information:

     Unaudited Financial Statements
        Statements of Assets and Liabilities (Unaudited)
        Statements of Operations(Unaudited)
        Statements of Changes in Net Assets (Unaudited)
     Notes to Financial Statements (Unaudited)


--------------------------------------------------------------------------------
   UNAUDITED FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B
--------------------------------------------------------------------------------

For the Nine Months Ended September 30, 2001

FINANCIAL STATEMENTS - UNAUDITED
Golden American Life Insurance Company
Separate Account B
AS OF SEPTEMBER 30, 2001

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                        FINANCIAL STATEMENTS - UNAUDITED
                          PERIOD ENDED SEPTEMBER 30, 2001

                                    CONTENTS





Statements of Assets and Liabilities..........................................
Statements of Operations......................................................
Statements of Changes in Net Assets...........................................
Notes to Financial Statements.................................................




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                                           LIMITED
                                       LIQUID ASSET  MATURITY BOND        LARGE CAP     HARD ASSETS          ALL CAP     REAL ESTATE
                                             SERIES         SERIES     VALUE SERIES          SERIES           SERIES          SERIES
                                  --------------------------------------------------------------------------------------------------
 ASSETS
        Investments in mutual
         funds at market value...        $1,175,660        $372,151        $182,170         $34,833         $217,079        $119,605
                                  --------------------------------------------------------------------------------------------------
        Total assets.............         1,175,660         372,151         182,170          34,833          217,079         119,605

                                  --------------------------------------------------------------------------------------------------
 NET ASSETS......................        $1,175,660        $372,151        $182,170         $34,833         $217,079        $119,605
                                  ==================================================================================================

 NET ASSETS:
        Accumulation units.......        $1,175,597        $371,924        $182,170         $34,788         $217,079        $119,494
        Contracts in payout
         (annuitization) period..                58             227               -              45                -             111
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......                 5               -               -               -                -               -
                                  --------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................        $1,175,660        $372,151        $182,170         $34,833         $217,079        $119,605
                                  ==================================================================================================


Total number of shares...........         1,175,660      32,559,181      20,890,988       3,777,995       20,733,404       7,555,606
                                  ==================================================================================================

 Cost............................        $1,175,660        $357,016        $218,155         $41,355         $245,127        $116,361
                                  ==================================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.








                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                            FULLY          EQUITY        CAPITAL         RISHING
                                          MANAGED          INCOME   APPRECIATION       DIVIDENDS    VALUE EQUITY       STRATEGIC
                                           SERIES          SERIES         SERIES          SERIES          SERIES   EQUITY SERIES
                                 ------------------------------------------------------------------------------------------------
 ASSETS
        Investments in mutual
         funds at market value...        $538,636        $336,484       $385,316        $661,330        $164,587        $201,208
                                 ------------------------------------------------------------------------------------------------
        Total assets.............         538,636         336,484        385,316         661,330         164,587         201,208

                                 ------------------------------------------------------------------------------------------------
 NET ASSETS......................        $538,636        $336,484       $385,316        $661,330        $164,587        $201,208
                                 ================================================================================================

 NET ASSETS:
        Accumulation units.......        $537,813        $335,584       $384,778        $661,123        $164,562        $200,895
        Contracts in payout
         (annuitization) period..             793             895            534             203              21             313
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......              30               5              4               4               4               -
                                 ------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................        $538,636        $336,484       $385,316        $661,330        $164,587        $201,208
                                 ================================================================================================


Total number of shares...........      31,045,323      30,673,191     29,892,605      35,365,172      11,607,998      19,280,750
                                 ================================================================================================

 Cost............................        $522,365        $365,588       $549,136        $795,146        $187,862        $343,513
                                 ================================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                                                            MID-CAP       CAPITAL
                                          SMALL CAP         MANAGED          GROWTH        GROWTH         RESEARCH    TOTAL RETURN
                                             SERIES   GLOBAL SERIES          SERIES        SERIES           SERIES          SERIES
                                  -------------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...          $351,882        $211,482        $712,516      $307,314         $557,376        $701,319
                                  -------------------------------------------------------------------------------------------------
        Total assets.............           351,882         211,482         712,516       307,314          557,376         701,319

                                  -------------------------------------------------------------------------------------------------
 NET ASSETS......................          $351,882        $211,482        $712,516      $307,314         $557,376        $701,319
                                  =================================================================================================

 NET ASSETS:
        Accumulation units.......          $351,802        $211,329        $712,372      $307,314         $557,376        $701,310
        Contracts in payout
         (annuitization) period..                76             148             140             -                -               -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......                 4               5               4             -                -               9
                                  -------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................          $351,882        $211,482        $712,516      $307,314         $557,376        $701,319
                                  =================================================================================================


Total number of shares...........        42,242,723      23,112,681      62,391,877    29,836,259       38,020,209          43,479
                                  =================================================================================================

 Cost............................          $436,408        $245,619      $1,074,959      $483,113         $819,278        $713,155
                                  =================================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.


SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                                                                            ASSET    DIVERSIFIED
                                          GROWTH       CORE BOND     DEVELOPING        ALLOCATION        MID-CAP      INVESTORS
                                          SERIES          SERIES   WORLD SERIES     GROWTH SERIES         SERIES         SERIES
                                 -----------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...       $888,516         $85,251        $57,548           $31,758       $35,195         $64,530
                                 -----------------------------------------------------------------------------------------------
        Total assets.............        888,516          85,251         57,548            31,758        35,195          64,530

                                 -----------------------------------------------------------------------------------------------
 NET ASSETS......................       $888,516         $85,251        $57,548           $31,758       $35,195         $64,530
                                 ===============================================================================================

 NET ASSETS:
        Accumulation units.......       $888,512         $85,247        $57,452           $31,754       $35,195         $64,530
        Contracts in payout
         (annuitization) period..              -               -             96                 -             -               -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......              4               4              -                 4             -               -
                                 -----------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................       $888,516         $85,251        $57,548           $31,758       $35,195         $64,530
                                 ===============================================================================================


Total number of shares...........     70,854,533       8,641,903     10,113,894         3,863,544     4,517,877       6,735,896
                                 ===============================================================================================

 Cost............................     $1,474,414         $83,268        $67,102           $34,621       $42,159         $74,678
                                 ===============================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.



SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                                           SPECIAL        INTERNET     WORLDWIDE             GROWTH
                                        GROWTH AND      SITUATIONS      TOLLKEEPER        GROWTH      OPPORTUNITIES      MAGNACAP
                                     INCOME SERIES          SERIES          SERIES          FUND      PORTFOLIO (a)  PORTFOLIO (a)
                                 -------------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...          $64,334         $17,797          $2,037       $13,455             $2,069        $2,849
                                 -------------------------------------------------------------------------------------------------
        Total assets.............           64,334          17,797           2,037        13,455              2,069         2,849

                                 -------------------------------------------------------------------------------------------------
 NET ASSETS......................          $64,334         $17,797          $2,037       $13,455             $2,069        $2,849
                                 =================================================================================================

 NET ASSETS:
        Accumulation units.......          $64,334         $17,797          $2,037       $13,455             $2,069        $2,849
        Contracts in payout
         (annuitization) period..                -               -               -             -                  -             -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......                -               -               -             -                  -             -
                                 -------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................          $64,334         $17,797          $2,037       $13,455             $2,069        $2,849
                                 =================================================================================================


Total number of shares...........        7,641,106       2,411,489         327,567     2,082,787            436,470       344,075
                                 =================================================================================================

 Cost............................          $72,875         $21,691          $2,810       $16,424             $2,573        $3,122
                                 =================================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.




SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                      SMALL CAP      CONVERTIBLE     GROWTH AND       LARGE CAP      PIMCO HIGH    PIMCO STOCKSPLUS
                                   OPPORTUNITES            CLASS         INCOME          GROWTH      YIELD BOND   GROWTH AND INCOME
                                   PORTFOLIO (a)    PORTFOLIO (b)  PORTFOLIO (b)   PORTFOLIO (b)      PORTFOLIO           PORTFOLIO
                                 ---------------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...         $5,399             $49           $101            $169        $210,497            $204,143
                                 ---------------------------------------------------------------------------------------------------
        Total assets.............          5,399              49            101             169         210,497             204,143

                                 ---------------------------------------------------------------------------------------------------
 NET ASSETS......................         $5,399             $49           $101            $169        $210,497            $204,143
                                 ===================================================================================================

 NET ASSETS:
        Accumulation units.......         $5,399             $49           $101            $169        $210,497            $204,143
        Contracts in payout
         (annuitization) period..              -               -              -               -               -                   -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......              -               -              -               -               -                   -
                                 ---------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................         $5,399             $49           $101            $169        $210,497            $204,143
                                 ===================================================================================================


Total number of shares...........        335,774           4,991         10,726          19,470      27,444,252          23,813,075
                                 ===================================================================================================

 Cost............................         $6,727             $49           $106            $187        $230,338            $300,808
                                 ===================================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)

                                                  SP JENNISON                                        SMITH BARNEY      SMITH BARNEY
                                   PRUDENTIAL   INTERNATIONAL                       SMITH BARNEY        LARGE CAP     INTERNATIONAL
                                     JENNISON          GROWTH    APPRECIATION        HIGH INCOME            VALUE            EQUITY
                                    PORTFOLIO       PORTFOLIO       PORTFOLIO          PORTFOLIO        PORTFOLIO         PORTFOLIO
                                 ---------------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...     $17,409          $8,349            $696               $355             $534              $267
                                 ---------------------------------------------------------------------------------------------------
        Total assets.............      17,409           8,349             696                355              534               267

                                 ---------------------------------------------------------------------------------------------------
 NET ASSETS......................     $17,409          $8,349            $696               $355             $534              $267
                                 ===================================================================================================

 NET ASSETS:
        Accumulation units.......     $17,409          $8,349            $696               $355             $534              $267
        Contracts in payout
         (annuitization) period..           -               -               -                  -                -                 -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......           -               -               -                  -                -                 -
                                 ---------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................     $17,409          $8,349            $696               $355             $534              $267
                                 ===================================================================================================


Total number of shares...........   1,103,942       1,662,813          35,256             43,771           30,477            25,146
                                 ===================================================================================================

 Cost............................     $20,690          $9,306            $747               $530             $626              $397
                                 ===================================================================================================



(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)

                                     SMITH BARNEY
                                            MONEY  INTERNATIONAL         ASSET                       GROWTH &    HIGH QUALITY
                                           MARKET         EQUITY    ALLOCATION         EQUITY          INCOME            BOND
                                        PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO
                                 ---------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...            $225       $150,506        $1,215           $763            $209            $148
                                 ---------------------------------------------------------------------------------------------
        Total assets.............             225        150,506         1,215            763             209             148

                                 ---------------------------------------------------------------------------------------------
 NET ASSETS......................            $225       $150,506        $1,215           $763            $209            $148
                                 =============================================================================================

 NET ASSETS:
        Accumulation units.......            $225       $150,506        $1,215           $763            $209            $148
        Contracts in payout
         (annuitization) period..               -              -             -              -               -               -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......               -              -             -              -               -               -
                                 ---------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................            $225       $150,506        $1,215           $763            $209            $148
                                 =============================================================================================


Total number of shares...........         224,935     19,648,966        86,257         53,819          21,706          13,874
                                 =============================================================================================

 Cost............................            $225       $163,374        $1,492         $1,172            $242            $142
                                 =============================================================================================


(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)

                                        SMALL
                                      COMPANY    ALLIANCEBERNSTEIN     GROWTH AND         PREMIER                            VALUE
                                       GROWTH      VALUE PORTFOLIO         INCOME          GROWTH         GET FUND     OPPORTUNITY
                                    PORTFOLIO                   (b)  PORTFOLIO (b)   PORTFOLIO (b)     SERIES N (b)   PORTFOLIO (b)
                                 -------------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...         $67                 $250          $473            $350          $32,590            $125
                                 -------------------------------------------------------------------------------------------------
        Total assets.............          67                  250           473             350           32,590             125

                                 -------------------------------------------------------------------------------------------------
 NET ASSETS......................         $67                 $250          $473            $350          $32,590            $125
                                 =================================================================================================

 NET ASSETS:
        Accumulation units.......         $67                 $250          $473            $350          $32,590            $125
        Contracts in payout
         (annuitization) period..           -                    -             -               -                -               -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......           -                    -             -               -                -               -
                                 -------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................         $67                 $250          $473            $350          $32,590            $125
                                 =================================================================================================


Total number of shares...........       7,062               26,823        23,707          16,034        3,227,195          10,095
                                 =================================================================================================

 Cost............................         $93                 $263          $506            $365          $32,514            $138
                                 =================================================================================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                      INDEX PLUS     INDEX PLUS      INDEX PLUS       TACTICAL          EQUITY-
                                       LARGE CAP        MID CAP       SMALL CAP     ALLOCATION           INCOME          GROWTH
                                    PORTFOLIO (b)  PORTFOLIO (b)   PORTFOLIO (b)  PORTFOLIO (b)    PORTFOLIO (b)   PORTFOLIO (b)
                                 -----------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...           $254            $288           $163            $192            $600            $267
                                 -----------------------------------------------------------------------------------------------
        Total assets.............            254             288            163             192             600             267

                                 -----------------------------------------------------------------------------------------------
 NET ASSETS......................           $254            $288           $163            $192            $600            $267
                                 ===============================================================================================

 NET ASSETS:
        Accumulation units.......           $254            $288           $163            $192            $600            $267
        Contracts in payout
         (annuitization) period..              -               -              -               -               -               -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......              -               -              -               -               -               -
                                 -----------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................           $254            $288           $163            $192            $600            $267
                                 ===============================================================================================


Total number of shares...........         19,786          24,304         16,527          16,645          29,032           9,343
                                 ===============================================================================================

 Cost............................           $261            $315           $172            $194            $637            $291
                                 ===============================================================================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)

                                                                                                                           PPI MFS
                                                         FINANCIAL         HEALTH                       WORLDWIDE          CAPITAL
                                        CONTRAFUND        SERVICES       SCIENCES      UTILITIES           GROWTH    OPPORTUNITIES
                                      PORTFOLIO (b)   PORTFOLIO (b)  PORTFOLIO (b)  PORTFOLIO (b)    PORTFOLIO (b)    PORTFOLIO (b)
                                 --------------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...             $583            $160            $363           $68             $397             $173
                                 --------------------------------------------------------------------------------------------------
        Total assets.............              583             160             363            68              397              173

                                 --------------------------------------------------------------------------------------------------
 NET ASSETS......................             $583            $160            $363           $68             $397             $173
                                 ==================================================================================================

 NET ASSETS:
        Accumulation units.......             $583            $160            $363           $68             $397             $173
        Contracts in payout
         (annuitization) period..                -               -               -             -                -                -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......                -               -               -             -                -                -
                                 --------------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................             $583            $160            $363           $68             $397             $173
                                 ==================================================================================================


Total number of shares...........           31,165          13,783          21,076         4,917           15,753            7,581
                                 ==================================================================================================

 Cost............................             $570            $166            $368           $71             $417             $199
                                 ==================================================================================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)

                                                          SMALL
                                        PIONEER         COMPANY                                                     GROWTH AND
                                       FUND VCT             VCT                        SMALL-                           INCOME
                                   PORTFOLIO (b)   PORTFOLIO (b)       BULL (a)        CAP (a)   EUROPE 30 (a)         FUND (b)
                                 ----------------------------------------------------------------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...           $99            $383         $4,901          $4,865          $6,297            $143
                                 ----------------------------------------------------------------------------------------------
        Total assets.............            99             383          4,901           4,865           6,297             143

                                 ----------------------------------------------------------------------------------------------
 NET ASSETS......................           $99            $383         $4,901          $4,865          $6,297            $143
                                 ==============================================================================================

 NET ASSETS:
        Accumulation units.......           $99            $383         $4,901          $4,865          $6,297            $143
        Contracts in payout
         (annuitization) period..             -               -              -               -               -               -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......             -               -              -               -               -               -
                                 ----------------------------------------------------------------------------------------------
TOTAL NET ASSETS.................           $99            $383         $4,901          $4,865          $6,297            $143
                                 ==============================================================================================


Total number of shares...........         5,672          40,614        199,719         201,705         295,817           6,495
                                 ==============================================================================================

 Cost............................          $106            $430         $5,509          $5,403          $6,225            $147
                                 ==============================================================================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.



                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                 STATEMENTS OF ASSETS AND LIABILTIES - UNAUDITED
          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                             (DOLLARS IN THOUSANDS)


                                       INTERNATIONAL
                                   GROWTH AND INCOME           VOYAGER
                                             FUND (B)          FUND (B)
                                 --------------------------------------

 ASSETS
        Investments in mutual
         funds at market value...               $195              $147
                                 --------------------------------------
        Total assets.............                195               147

                                 --------------------------------------
 NET ASSETS......................               $195              $147
                                 ======================================

 NET ASSETS:
        Accumulation units.......               $195              $147
        Contracts in payout
         (annuitization) period..                  -                 -
        Retained in Separate
         Account B by Golden
         American Life
         Insurance Company.......                  -                 -
                                 --------------------------------------
TOTAL NET ASSETS.................               $195              $147
                                 ======================================


Total number of shares...........             21,578            36,308
                                 ======================================

 Cost............................               $205              $151
                                 ======================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.

                      (This page intentionally left blank.)



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                            LIQUID       LIMITED                     HARD                         REAL
                                             ASSET      MATURITY     LARGE CAP     ASSETS       ALL CAP         ESTATE
                                            SERIES   BOND SERIES  VALUE SERIES     SERIES        SERIES         SERIES
                                      --------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................        $25,995            $-            $-         $-            $-             $-
                                      --------------------------------------------------------------------------------------
 Total investment income...........         25,995             -             -          -             -              -

 Expenses:
     Mortality and expense risk
      and other charges............          9,725         2,867         1,834        453         2,168          1,085
     Annual administrative charges.            252            54            26         11            38             29
     Minimum death benefit
      guarantee charges............              4             -             -          1             -              -
     Contingent deferred sales
      charges......................         12,870           276            94         34           176             76
     Other contract charges........            211            50           100          3           101             20
     Amort of deferred charges
      related to:
            Deferred sales load....             95            21             -          4             1              8
            Premium taxes..........             31             1             1          -             -              -
                                      --------------------------------------------------------------------------------------
 Total expenses....................         23,188         3,269         2,055        506         2,484          1,218
                                      --------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......          2,807       (3,269)       (2,055)      (506)       (2,484)        (1,218)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............              -         1,695         (342)      (268)         (526)          3,975
     Capital gains distribution....              -             -             -          -             -              -
                                      --------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........              -         1,695         (342)      (268)         (526)          3,975

     Net unrealized appreciation
      (depreciation) of
      investments..................              -        19,352      (35,286)    (6,882)      (26,704)        (1,652)
                                      --------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................         $2,807       $17,778     $(37,683)   $(7,656)     $(29,714)         $1,105
                                      ======================================================================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                        FULLY         EQUITY         CAPITAL       RISING    EMERGING         MARKET
                                      MANAGED         INCOME    APPRECIATION    DIVIDENDS     MARKETS        MANAGER
                                       SERIES         SERIES          SERIES       SERIES      SERIES         SERIES
                                    ---------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................         $-             $-             $-           $-          $59           $19
                                    ---------------------------------------------------------------------------------
 Total investment income...........          -              -              -            -           59            19

 Expenses:
     Mortality and expense risk
      and other charges............      4,991          3,526          5,260        8,901           93           545
     Annual administrative charges.        116             96            137          227            4             -
     Minimum death benefit
      guarantee charges............          1              3              -            -            -             -
     Contingent deferred sales
      charges......................        482            398            505          886            5             -
     Other contract charges........         78             53            104          107            1             -
     Amort of deferred charges
      related to:
            Deferred sales load....         45             55             40           79            3            19
            Premium taxes..........          1              1              2            2            -             -
                                    ---------------------------------------------------------------------------------
 Total expenses....................      5,714          4,132          6,048       10,202          106           564
                                    ---------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......    (5,714)        (4,132)        (6,048)     (10,202)         (47)         (545)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............     10,113        (6,411)        (7,053)       17,532      (1,106)            60
     Capital gains distribution....          -              -              -            -            -         3,369
                                    ---------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........     10,113        (6,411)        (7,053)       17,532      (1,106)         3,429

     Net unrealized appreciation
      (depreciation) of
      investments..................    (1,233)       (17,180)       (98,390)    (193,893)          898       (3,695)
                                    ---------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................     $3,166      $(27,723)     $(111,491)   $(186,563)       $(255)        $(811)
                                    =================================================================================




(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                          VALUE     STRATEGIC                   MANAGED      MID-CAP      CAPITAL
                                         EQUITY        EQUITY     SMALL CAP      GLOBAL       GROWTH       GROWTH
                                         SERIES        SERIES        SERIES      SERIES       SERIES       SERIES
                                    -------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................          $-            $-            $-          $-           $-           $-
                                    -------------------------------------------------------------------------------
 Total investment income...........           -             -             -           -            -            -

 Expenses:
     Mortality and expense risk
      and other charges............       2,208         3,508         5,147       2,708       12,428        5,051
     Annual administrative charges.          54            95           138          58          322          137
     Minimum death benefit
      guarantee charges............           -             -             -           -            1            -
     Contingent deferred sales
      charges......................         194           369           446         173        1,189          633
     Other contract charges........          28           104           106          96          268           64
     Amort of deferred charges
      related to:
            Deferred sales load....          21             7            12          35           46            8
            Premium taxes..........           -             -                         1            1
                                    -------------------------------------------------------------------------------
 Total expenses....................       2,505         4,083         5,849       3,071       14,255        5,893
                                    -------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......     (2,505)       (4,083)       (5,849)     (3,071)     (14,255)      (5,893)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............     (1,962)      (76,668)     (279,948)    (88,352)    (565,361)     (15,219)
     Capital gains distribution....           -             -             -           -            -            -
                                    -------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........     (1,962)      (76,668)     (279,948)    (88,352)    (565,361)     (15,219)

     Net unrealized appreciation
      (depreciation) of
      investments..................    (30,964)      (52,348)       176,997      30,761       92,959    (126,795)
                                    -------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................   $(35,431)    $(133,099)   $ (108,800)   $(60,662)   $(486,657)   $(147,907)
                                    ===============================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                                          TOTAL                                 DEVELOPING            ASSET
                                        RESEARCH         RETURN       GROWTH       CORE BOND         WORLD       ALLOCATION
                                          SERIES         SERIES       SERIES          SERIES        SERIES    GROWTH SERIES
                                    ----------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................           $-             $-           $-              $-            $-               $-
                                    ----------------------------------------------------------------------------------------
 Total investment income...........            -              -            -               -             -                -

 Expenses:
     Mortality and expense risk
      and other charges............        8,334          7,811       14,556             567           856              205
     Annual administrative charges.          210            173          434               9            24                1
     Minimum death benefit
      guarantee charges............            -              -            1               -             -                -
     Contingent deferred sales
      charges......................          786            876        1,696              38            60               10
     Other contract charges........          151            121          284              16            20               14
     Amort of deferred charges
      related to:
            Deferred sales load....           18             16           20               -             5                -
            Premium taxes..........            2              2            2
                                    ----------------------------------------------------------------------------------------
 Total expenses....................        9,501          8,999       16,993             630           965              230
                                    ----------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......      (9,501)        (8,999)     (16,993)           (630)         (965)            (230)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............     (10,175)          1,015    (429,442)         (1,232)      (12,389)             (13)
     Capital gains distribution....            -              -            -               -             -                -
                                    ----------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........     (10,175)          1,015    (429,442)         (1,232)      (12,389)             (13)

     Net unrealized appreciation
      (depreciation) of
      investments..................    (233,511)       (39,324)    (116,092)           3,879       (7,234)          (2,847)
                                    ----------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................   $(253,187)      $(47,308)   $(562,527)          $2,017     $(20,588)         $(3,090)
                                    ========================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                     DIVERSIFIED                GROWTH AND      SPECIAL     INTERNET     WORLDWIDE
                                         MID-CAP   INVESTORS        INCOME   SITUATIONS   TOLLKEEPER        GROWTH
                                          SERIES      SERIES        SERIES       SERIES       SERIES          FUND
                                    -------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................           $-          $-            $-           $-           $-            $-
                                    -------------------------------------------------------------------------------
 Total investment income...........            -           -             -            -            -             -

 Expenses:
     Mortality and expense risk
      and other charges............          283         585           490          178            9           122
     Annual administrative charges.            2           8             2            2            -             2
     Minimum death benefit
      guarantee charges............            -           -             -            -            -             -
     Contingent deferred sales
      charges......................            9          46            14            9            -             9
     Other contract charges........           20          28            29           10            -             8
     Amort of deferred charges
      related to:
            Deferred sales load....            -           -             -            -            -             -
            Premium taxes..........                                      1                         -             -
                                    -------------------------------------------------------------------------------
 Total expenses....................          314         667           536          199            9           141
                                    -------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......        (314)       (667)         (536)        (199)          (9)         (141)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............        (150)       (359)         (116)        (257)         (33)         (845)
     Capital gains distribution....            -           -             -            -            -             -
                                    -------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........        (150)       (359)         (116)        (257)         (33)         (845)

     Net unrealized appreciation
      (depreciation) of
      investments..................      (7,094)     (9,913)       (8,466)      (3,540)        (773)       (2,754)
                                    -------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................     $(7,558)   $(10,939)      $(9,118)     $(3,996)       $(815)      $(3,740)
                                    ===============================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                              GROWTH                   SMALL CAP     CONVERTIBLE     GROWTH AND      LARGE CAP
                                       OPPORTUNITIES      MAGNACAP  OPPORTUNITES           CLASS         INCOME         GROWTH
                                        PORTFOLIO (a) PORTFOLIO (a) PORTFOLIO (a)   PORTFOLIO (b)  PORTFOLIO (b)  PORTFOLIO (b)
                                    -------------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................               $-            $1             $-              $-             $-            $-
                                    -------------------------------------------------------------------------------------------
 Total investment income...........                -             1              -               -              -             -

 Expenses:
     Mortality and expense risk
      and other charges............                8            10             25               -              -             -
     Annual administrative charges.                -             -              -               -              -             -
     Minimum death benefit
      guarantee charges............                -             -              -               -              -             -
     Contingent deferred sales
      charges......................                -             -              3               -              -             -
     Other contract charges........                -             -              2               -              -             -
     Amort of deferred charges
      related to:
            Deferred sales load....                -             -              -               -              -             -
            Premium taxes..........                -             -              -               -              -             -
                                    -------------------------------------------------------------------------------------------
 Total expenses....................                8            10             30               -              -             -
                                    -------------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......              (8)           (9)           (30)               -              -             -

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............             (79)           (6)          (581)               -              -             -
     Capital gains distribution....                -             -              -               -              -             -
                                    -------------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........             (79)           (6)          (581)               -              -             -

     Net unrealized appreciation
      (depreciation) of
      investments..................            (504)         (273)        (1,328)               -            (5)          (18)
                                    -------------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................           $(591)        $(288)       $(1,939)              $-           $(5)         $(18)
                                    ===========================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                                            PIMCO
                                                       STOCKSPLUS                  SP JENNISON                        SMITH
                                      PIMCO HIGH       GROWTH AND   PRUDENTIAL   INTERNATIONAL                  BARNEY HIGH
                                      YIELD BOND           INCOME     JENNISON          GROWTH   APPRECIATION   HIGH INCOME
                                       PORTFOLIO        PORTFOLIO    PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO
                                    ----------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................      $12,232           $7,641           $-             $19             $9           $50
                                    ----------------------------------------------------------------------------------------
 Total investment income...........       12,232            7,641            -              19              9            50

 Expenses:
     Mortality and expense risk
      and other charges............        2,448            2,884          194              84              9             4
     Annual administrative charges.           48               67            2               1              -             -
     Minimum death benefit
      guarantee charges............            -                -            -               -              -             -
     Contingent deferred sales
      charges......................          286              341           37              11              -             -
     Other contract charges........           50               42           11               4              -             -
     Amort of deferred charges
      related to:
            Deferred sales load....            3                2            -               -              -             -
            Premium taxes..........            -                1            -               -              -             -
                                    ----------------------------------------------------------------------------------------
 Total expenses....................        2,835            3,337          244             100              9             4
                                    ----------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......        9,397            4,304        (244)            (81)              -            46

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............      (9,991)         (12,367)      (5,735)         (2,658)              -          (29)
     Capital gains distribution....            -                -          189               -              -             -
                                    ----------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........      (9,991)         (12,367)      (5,546)         (2,658)              -          (29)

     Net unrealized appreciation
      (depreciation) of
      investments..................      (8,254)         (47,658)      (1,090)           (859)          (113)          (55)
                                    ----------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................     $(8,848)        $(55,721)     $(6,880)        $(3,598)        $ (113)         $(38)
                                    ========================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                     SMITH BARNEY    SMITH BARNEY   SMITH BARNEY
                                        LARGE CAP   INTERNATIONAL          MONEY  INTERNATIONAL          ASSET
                                            VALUE          EQUITY         MARKET         EQUITY     ALLOCATION        EQUITY
                                        PORTFOLIO       PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO
                                    -----------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................            $9              $-             $6             $-            $23            $-
                                    -----------------------------------------------------------------------------------------
 Total investment income...........             9               -              6              -             23             -

 Expenses:
     Mortality and expense risk
      and other charges............             7               4              2          2,144             15            11
     Annual administrative charges.             -               -              -             48              -             -
     Minimum death benefit
      guarantee charges............             -               -              -              -              -             -
     Contingent deferred sales
      charges......................             -               -             16            227              4             5
     Other contract charges........             -               -              -             32              -             -
     Amort of deferred charges
      related to:
            Deferred sales load....             -               -              -              -              -             -
            Premium taxes..........             -               -              -              -              -             -
                                    -----------------------------------------------------------------------------------------
 Total expenses....................             7               4             18          2,451             19            16
                                    -----------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......             2             (4)           (12)        (2,451)              4          (16)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............           (8)               1              -       (63,460)           (10)          (27)
     Capital gains distribution....            22               -              -              -              -             -
                                    -----------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........            14               1              -       (63,460)           (10)          (27)

     Net unrealized appreciation
      (depreciation) of
      investments..................         (112)           (176)              -         12,266          (208)         (277)
                                    -----------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................         $(96)          $(179)          $(12)      $(53,645)         $(214)        $(320)
                                    =========================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                      GROWTH &     HIGH QUALITY     SMALL COMPANY                          GROWTH AND       PREMIER
                                        INCOME             BOND            GROWTH     ALLIANCEBERNSTEIN        INCOME        GROWTH
                                     PORTFOLIO        PORTFOLIO         PORTFOLIO    VALUE PORTFOLIO (b) PORTFOLIO (b) PORTFOLIO (b)
                                    ------------------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................           $-             $5                 $-                   $-           $ -            $-
                                    ------------------------------------------------------------------------------------------------
 Total investment income...........            -              5                  -                    -             -             -

 Expenses:
     Mortality and expense risk
      and other charges............            3              1                  1                    -             -             -
     Annual administrative charges.            -              -                  -                    -             -             -
     Minimum death benefit
      guarantee charges............            -              -                  -                    -             -             -
     Contingent deferred sales
      charges......................            -              -                  -                    -             -             -
     Other contract charges........            -              -                  -                    -             -             -
     Amort of deferred charges
      related to:
            Deferred sales load....            -              -                  -                    -             -             -
            Premium taxes..........            -              -                  -                    -             -             -
                                    ------------------------------------------------------------------------------------------------
 Total expenses....................            3              1                  1                    -             -             -
                                    ------------------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......          (3)              4                (1)                    -             -             -

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............          (6)              1                (1)                  (3)           (1)             -
     Capital gains distribution....            -              -                  -                    -             -             -
                                    ------------------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........          (6)              1                (1)                  (3)           (1)             -

     Net unrealized appreciation
      (depreciation) of
      investments..................         (39)              3               (15)                 (13)          (33)          (15)
                                    ------------------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................        $(48)             $8              $(17)                $(16)         $(34)         $(15)
                                    ================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                                        VALUE   INDEX PLUS   INDEX PLUS    INDEX PLUS      TACTICAL
                                        GET FUND  OPPORTUNITY    LARGE CAP      MID CAP     SMALL CAP    ALLOCATION
                                     SERIES N (b) PORTFOLIO(b) PORTFOLIO(b) PORTFOLIO(b)  PORTFOLIO(b)  PORTFOLIO(b)
                                     ----------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................           $-         $-          $-             $-            $-            $-
                                    ----------------------------------------------------------------------------------
 Total investment income...........            -          -           -              -             -             -

 Expenses:
     Mortality and expense risk
      and other charges............           14          -           -              -             -             -
     Annual administrative charges.            -          -           -              -             -             -
     Minimum death benefit
      guarantee charges............            -          -           -              -             -             -
     Contingent deferred sales
      charges......................            1          -           -              -             -             -
     Other contract charges........            -          -           -              -             -             -
     Amort of deferred charges
      related to:
            Deferred sales load....            -          -           -              -             -             -
            Premium taxes..........            -          -           -              -             -             -
                                    ----------------------------------------------------------------------------------
 Total expenses....................           15          -           -              -             -             -
                                    ----------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......         (15)          -           -              -             -             -

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............          (1)          -           -            (4)           (3)             -
     Capital gains distribution....            -          -           -              -             -             -
                                    ----------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........          (1)          -           -            (4)           (3)             -

     Net unrealized appreciation
      (depreciation) of
      investments..................           76        (13)        (7)           (27)           (9)           (2)
                                    ----------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................          $60       $(13)       $(7)          $(31)         $(12)          $(2)
                                    ==================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                        EQUITY-                                  FINANCIAL       HEALTH
                                         INCOME         GROWTH    CONTRAFUND      SERVICES     SCIENCES    UTILITIES
                                    PORTFOLIO(b)   PORTFOLIO(b)  PORTFOLIO(b)      FUND (b)     FUND (b)    FUND (b)
                                    ----------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................         $-              $-            $-            $-           $-           $-
                                    ----------------------------------------------------------------------------------
 Total investment income...........          -               -             -             -            -            -

 Expenses:
     Mortality and expense risk
      and other charges............          1               -             -             -            -            -
     Annual administrative charges.          -               -             -             -            -            -
     Minimum death benefit
      guarantee charges............          -               -             -             -            -            -
     Contingent deferred sales
      charges......................          -               -             -             -            -            -
     Other contract charges........          -               -             -             -            -            -
     Amort of deferred charges
      related to:
            Deferred sales load....          -               -             -             -            -            -
            Premium taxes..........          -               -             -             -            -            -
                                    ----------------------------------------------------------------------------------
 Total expenses....................          1               -             -             -            -            -
                                    ----------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......        (1)               -             -             -            -            -

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............          -               -           (5)             -            -            -
     Capital gains distribution....          -               -             -             -            -            -
                                    ----------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........          -               -           (5)             -            -            -

     Net unrealized appreciation
      (depreciation) of
      investments..................       (37)            (24)            13           (6)          (5)          (3)
                                    ----------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................      $(38)           $(24)            $8          $(6)         $(5)        $ (3)
                                    ==================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                STATEMENTS OF OPERATIONS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                                           PPI MFS PIONEER FUND            SMALL
                                         WORLDWIDE         CAPITAL          VCT          COMPANY
                                            GROWTH   OPPORTUNITIES    PORTFOLIO              VCT              SMALL-CAP
                                      PORTFOLIO (a)   PORTFOLIO (b)          (b)    PORTFOLIO (b)   BULL (a)         (a)
                                    -------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................             $-              $-            $-              $-         $-           $-
                                    -------------------------------------------------------------------------------------
 Total investment income...........              -               -             -               -          -            -

 Expenses:
     Mortality and expense risk
      and other charges............              -               -             -               1         36           50
     Annual administrative charges.              -               -             -               -          -            1
     Minimum death benefit
      guarantee charges............              -               -             -               -          -            -
     Contingent deferred sales
      charges......................              -               -             -               -          -            2
     Other contract charges........              -               -             -               -          2            1
     Amort of deferred charges
      related to:
            Deferred sales load....              -               -             -               -          -            -
            Premium taxes..........              -               -             -               -          -            -
                                    -------------------------------------------------------------------------------------
 Total expenses....................              -               -             -               1         38           54
                                    -------------------------------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......              -               -             -             (1)       (38)         (54)

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............              -             (2)             -               -      (530)      (1,434)
     Capital gains distribution....              -               -             -               -          -            -
                                    -------------------------------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........              -             (2)             -               -      (530)      (1,434)

     Net unrealized appreciation
      (depreciation) of
      investments..................           (20)            (26)           (7)            (47)      (608)        (538)
                                    -------------------------------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................          $(20)           $(28)          $(7)           $(48)   $(1,176)     $(2,026)
                                    =====================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                   GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                             SEPARATE ACCOUNT B
                                    STATEMENTS OF OPERATIONS - UNAUDITED
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                           (DOLLARS IN THOUSANDS)



                                                                        INTERNATIONAL
                                                       GROWTH AND              GROWTH
                                       EUROPE 30           INCOME          AND INCOME       VOYAGER
                                              (a)         FUND (b)            FUND (b)      FUND (b)
                                    ----------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)
 Income:
     Dividends.....................           $-                $-                 $-           $ -
                                    ----------------------------------------------------------------
 Total investment income...........            -                 -                  -             -

 Expenses:
     Mortality and expense risk
      and other charges............           56                 -                  -             -
     Annual administrative charges.            -                 -                  -             -
     Minimum death benefit
      guarantee charges............            -                 -                  -             -
     Contingent deferred sales
      charges......................            2                 -                  -             -
     Other contract charges........            -                 -                  -             -
     Amort of deferred charges
      related to:
            Deferred sales load....            -                 -                  -             -
            Premium taxes..........            -                 -                  -             -
                                    ----------------------------------------------------------------
 Total expenses....................           58                 -                  -             -
                                    ----------------------------------------------------------------
 NET INVESTMENT INCOME (LOSS)......         (58)                 -                  -             -

 REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
     Net realized gain (loss)
      on investments...............      (3,657)                 -                (3)             -
     Capital gains distribution....            -                 -                  -             -
                                    ----------------------------------------------------------------
     Total realized gain (loss)
      on investments and capital
      gains distribution...........      (3,657)                 -                (3)             -

     Net unrealized appreciation
      (depreciation) of
      investments..................           72               (4)               (10)           (4)
                                    ----------------------------------------------------------------

 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................     $(3,643)              $(4)              $(13)          $(4)
                                    ================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                                           LIMITED
                                      LIQUID ASSET   MATURITY BOND      LARGE CAP     HARD ASSETS   ALL GROWTH         ALL CAP
                                            SERIES          SERIES   VALUE SERIES          SERIES       SERIES          SERIES
                                     -----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....        $679,666        $200,958        $98,545         $41,509           $-        $104,883
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......           2,807         (3,269)        (2,055)           (506)            1         (2,484)
      Net realized gain (loss) and
       capital distribution.......               -           1,695          (342)           (268)            -           (526)
      Net unrealized appreciation
       (depreciation).............               -          19,352       (35,286)         (6,882)            -        (26,704)
                                     -----------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................           2,807          17,778       (37,683)         (7,656)            1        (29,714)
   Changes from principal
    transactions:
      Purchase payments...........         434,260          67,516         85,035           5,587           41          84,601
      Contract distributions and
       terminations...............       (348,120)        (10,739)        (3,834)         (1,403)           86         (6,196)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................         407,046          96,638         40,107         (3,204)        (128)          63,505
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................               1               -              -               -            -               -
                                     -----------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....         493,187         153,415        121,308             980          (1)         141,910
                                     -----------------------------------------------------------------------------------------------
 Total increase (decrease)........         495,994         171,193         83,625         (6,676)            -         112,196
                                     -----------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..      $1,175,660        $372,151       $182,170         $34,833           $-        $217,079
                                     ===============================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                                       FULLY          EQUITY          CAPITAL          RISING        EMERGING
                                  REAL ESTATE        MANAGED          INCOME     APPRECIATION       DIVIDENDS         MARKETS
                                       SERIES         SERIES          SERIES           SERIES          SERIES          SERIES
                                  ------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....   $100,303       $345,651        $291,793         $477,934        $860,338         $19,953
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......    (1,218)        (5,714)         (4,132)          (6,048)        (10,202)            (47)
      Net realized gain (loss) and
       capital distribution.......      3,975         10,113         (6,411)          (7,053)          17,532         (1,106)
      Net unrealized appreciation
       (depreciation).............    (1,652)        (1,233)        (17,180)         (98,390)       (193,893)             898
                                  ------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................      1,105          3,166        (27,723)        (111,491)       (186,563)           (255)
   Changes from principal
    transactions:
      Purchase payments...........     15,748         99,633          56,018           60,421          57,593             305
      Contract distributions and
       terminations...............    (3,201)       (18,088)        (14,461)         (16,164)        (28,517)           (578)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................      5,650        108,267          30,856         (25,385)        (41,522)        (19,424)
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................          -              7               1                1               1               -
                                  ------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....     18,197        189,819          72,414           18,873        (12,445)        (19,697)
                                  ------------------------------------------------------------------------------------------------
 Total increase (decrease)........     19,302        192,985          44,691         (92,618)       (199,008)        (19,952)
                                  ------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..   $119,605       $538,636        $336,484         $385,316        $661,330              $1
                                  ================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                     MARKET                      STRATEGIC                        MANAGED         MID-CAP
                                    MANAGER    VALUE EQUITY         EQUITY      SMALL CAP          GLOBAL          GROWTH
                                     SERIES          SERIES         SERIES         SERIES          SERIES          SERIES
                                  -------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....   $6,619        $180,722       $359,734       $422,097        $228,347      $1,158,061
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......    (545)         (2,505)        (4,083)        (5,849)         (3,071)        (14,255)
      Net realized gain (loss) and
       capital distribution.......    3,429         (1,962)       (76,668)      (279,948)        (88,352)       (565,361)
      Net unrealized appreciation
       (depreciation).............  (3,695)        (30,964)       (52,348)        176,997          30,761          92,959
                                  -------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................    (811)        (35,431)      (133,099)      (108,800)        (60,662)       (486,657)
   Changes from principal
    transactions:
      Purchase payments...........    (168)          23,665         33,494         55,463          44,946         149,874
      Contract distributions and
       terminations...............     (10)         (6,652)       (10,507)       (13,866)         (7,724)        (35,423)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................  (5,630)           2,282       (48,414)        (3,013)           6,574        (73,340)
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................        -               1              -              1               1               1
                                  -------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....  (5,808)          19,296       (25,427)         38,585          43,797          41,112
                                  -------------------------------------------------------------------------------------------
 Total increase (decrease)........  (6,619)        (16,135)      (158,526)       (70,215)        (16,865)       (445,545)
                                  -------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..       $-        $164,587       $201,208       $351,882        $211,482        $712,516
                                  ===========================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                       CAPITAL
                                        GROWTH        RESEARCH     TOTAL RETURN         GROWTH       CORE BOND     DEVELOPING
                                        SERIES          SERIES           SERIES         SERIES          SERIES   WORLD SERIES
                                  -----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....    $463,399        $800,528         $608,868     $1,474,980         $40,000        $54,398
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......     (5,893)         (9,501)          (8,999)       (16,993)           (630)          (965)
      Net realized gain (loss) and
       capital distribution.......    (15,219)        (10,175)            1,015      (429,442)         (1,232)       (12,389)
      Net unrealized appreciation
       (depreciation).............   (126,795)       (233,511)         (39,324)      (116,092)           3,879        (7,234)
                                  -----------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................   (147,907)       (253,187)         (47,308)      (562,527)           2,017       (20,588)
   Changes from principal
    transactions:
      Purchase payments...........      31,378          82,916          132,846        128,177          23,539          9,254
      Contract distributions and
       terminations...............    (16,419)        (23,406)         (27,130)       (41,115)         (1,795)        (2,354)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................    (23,137)        (49,475)           34,041      (111,000)          21,489         16,838
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................           -               -                2              1               1              -
                                  -----------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....     (8,178)          10,035          139,759       (23,937)          43,234         23,738
                                  -----------------------------------------------------------------------------------------------
 Total increase (decrease)........   (156,085)       (243,152)           92,451      (586,464)          45,251          3,150
                                  -----------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..    $307,314        $557,376         $701,319       $888,516         $85,251        $57,548
                                  ===============================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                          ASSET      DIVERSIFIED                      GROWTH AND         SPECIAL        INTERNET
                                     ALLOCATION          MID-CAP       INVESTORS          INCOME      SITUATIONS      TOLLKEEPER
                                  GROWTH SERIES           SERIES          SERIES          SERIES          SERIES          SERIES
                                  --------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....       $4,696          $11,358         $21,558         $12,726          $5,891              $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......        (230)            (314)           (667)           (536)           (199)             (9)
      Net realized gain (loss) and
       capital distribution.......         (13)            (150)           (359)           (116)           (257)            (33)
      Net unrealized appreciation
       (depreciation).............      (2,847)          (7,094)         (9,913)         (8,466)         (3,540)           (773)
                                  --------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................      (3,090)          (7,558)        (10,939)         (9,118)         (3,996)           (815)
   Changes from principal
    transactions:
      Purchase payments...........       21,077           23,665          31,319          40,356          10,130           1,977
      Contract distributions and
       terminations...............        (379)            (499)         (1,513)           (947)           (373)            (10)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................        9,453            8,229          24,105          21,317           6,145             885
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................            1                -               -               -               -               -
                                  --------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....       30,152           31,395          53,911          60,726          15,902           2,852
                                  --------------------------------------------------------------------------------------------------
 Total increase (decrease)........       27,062           23,837          42,972          51,608          11,906           2,037
                                  --------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..      $31,758          $35,195         $64,530         $64,334         $17,797          $2,037
                                  ==================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                                        GROWTH                        SMALL CAP        CONVERTIBLE      GROWTH AND
                                    WORLDWIDE    OPPORTUNITIES        MAGNACAP     OPPORTUNITES    CLASS PORTFOLIO          INCOME
                                  GROWTH FUND     PORTFOLIO (a)   PORTFOLIO (a)    PORTFOLIO (a)                (b)   PORTFOLIO (b)
                                  --------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....     $5,554               $-              $-               $-                 $-              $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......      (141)              (8)             (9)             (30)                  -               -
      Net realized gain (loss) and
       capital distribution.......      (845)             (79)             (6)            (581)                  -               -
      Net unrealized appreciation
       (depreciation).............    (2,754)            (504)           (273)          (1,328)                  -             (5)
                                  --------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................    (3,740)            (591)           (288)          (1,939)                  -             (5)
   Changes from principal
    transactions:
      Purchase payments...........      9,019            1,566           2,481            3,803                 49             104
      Contract distributions and
       terminations...............      (280)             (10)            (67)             (57)                  -               -
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................      2,902            1,104             723            3,592                  -               2
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................          -                -               -                -                  -               -
                                  --------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....     11,641            2,660           3,137            7,338                 49             106
                                  --------------------------------------------------------------------------------------------------
 Total increase (decrease)........      7,901            2,069           2,849            5,399                 49             101
                                  --------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..    $13,455           $2,069          $2,849           $5,399                $49            $101
                                  ==================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)


                                                                             PIMCO
                                                                        STOCKSPLUS                      SP JENNISON
                                         LARGE CAP      PIMCO HIGH      GROWTH AND      PRUDENTIAL    INTERNATIONAL
                                            GROWTH      YIELD BOND          INCOME        JENNISON           GROWTH    APPRECIATION
                                      PORTFOLIO (b)      PORTFOLIO       PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO
                                  --------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....              $-        $162,857        $258,484          $7,732           $2,720            $831
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......               -           9,397           4,304           (244)             (81)               -
      Net realized gain (loss) and
       capital distribution.......               -         (9,991)        (12,367)         (5,546)          (2,658)               -
      Net unrealized appreciation
       (depreciation).............            (18)         (8,254)        (47,658)         (1,090)            (859)           (113)
                                  --------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................            (18)         (8,848)        (55,721)         (6,880)          (3,598)           (113)
   Changes from principal
    transactions:
      Purchase payments...........             187          44,360          27,558          10,673            5,936               5
      Contract distributions and
       terminations...............               -         (8,663)         (8,960)           (633)            (404)            (10)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................               -          20,791        (17,218)           6,517            3,695            (17)
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................               -               -               -               -                -               -
                                  --------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....             187          56,488           1,380          16,557            9,227            (22)
                                  --------------------------------------------------------------------------------------------------
 Total increase (decrease)........             169          47,640        (54,341)           9,677            5,629           (135)
                                  --------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..            $169        $210,497        $204,143         $17,409           $8,349            $696
                                  ==================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                                     SMITH BARNEY     SMITH BARNEY
                                     SMITH BARNEY       LARGE CAP    INTERNATIONAL   SMITH BARNEY    INTERNATIONAL         ASSET
                                      HIGH INCOME           VALUE           EQUITY   MONEY MARKET           EQUITY    ALLOCATION
                                        PORTFOLIO       PORTFOLIO        PORTFOLIO      PORTFOLIO        PORTFOLIO     PORTFOLIO
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....           $446            $692             $455           $156         $194,618        $1,387
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......             46               2              (4)           (12)          (2,451)             4
      Net realized gain (loss) and
       capital distribution.......           (29)              14                1              -         (63,460)          (10)
      Net unrealized appreciation
       (depreciation).............           (55)           (112)            (176)              -           12,266         (208)
                                  -------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................           (38)            (96)            (179)           (12)         (53,645)         (214)
   Changes from principal
    transactions:
      Purchase payments...........              -               -                -              -           17,303           115
      Contract distributions and
       terminations...............           (22)            (15)              (4)          (237)          (5,763)          (65)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................           (31)            (47)              (5)            318          (2,007)           (8)
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................              -               -                -              -                -             -
                                  -------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....           (53)            (62)              (9)             81            9,533            42
                                  -------------------------------------------------------------------------------------------------
 Total increase (decrease)........           (91)           (158)            (188)             69         (44,112)         (172)
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..           $355            $534             $267           $225         $150,506        $1,215
                                  =================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                                                                      SMALL
                                                     GROWTH &     HIGH QUALITY      COMPANY                            GROWTH AND
                                         EQUITY        INCOME             BOND       GROWTH    ALLIANCEBERNSTEIN           INCOME
                                      PORTFOLIO     PORTFOLIO        PORTFOLIO    PORTFOLIO   VALUE PORTFOLIO (b)    PORTFOLIO (b)
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....       $1,071          $284              $78          $72                   $-                $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......         (16)           (3)                4          (1)                    -                 -
      Net realized gain (loss) and
       capital distribution.......         (27)           (6)                1          (1)                  (3)               (1)
      Net unrealized appreciation
       (depreciation).............        (277)          (39)                3         (15)                 (13)              (33)
                                  -------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................        (320)          (48)                8         (17)                 (16)              (34)
   Changes from principal
    transactions:
      Purchase payments...........           98            48               28            8                  259               513
      Contract distributions and
       terminations...............         (74)          (10)              (4)            -                    -                 -
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................         (12)          (65)               38            4                    7               (6)
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................            -             -                -            -                    -                 -
                                  -------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....           12          (27)               62           12                  266               507
                                  -------------------------------------------------------------------------------------------------
 Total increase (decrease)........        (308)          (75)               70          (5)                  250               473
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..         $763          $209             $148          $67                 $250              $473
                                  =================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                                                            VALUE       INDEX PLUS      INDEX PLUS      INDEX PLUS
                                    PREMIER GROWTH      GET FUND      OPPORTUNITY        LARGE CAP         MID CAP       SMALL CAP
                                      PORTFOLIO (b)  SERIES N (b)    PORTFOLIO (b)    PORTFOLIO (b)   PORTFOLIO (b)   PORTFOLIO (b)
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....              $-            $-               $-               $-              $-              $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......               -          (15)                -                -               -               -
      Net realized gain (loss) and
       capital distribution.......               -           (1)                -                -             (4)             (3)
      Net unrealized appreciation
       (depreciation).............            (15)            76             (13)              (7)            (27)             (9)
                                  -------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................            (15)            60             (13)              (7)            (31)            (12)
   Changes from principal
    transactions:
      Purchase payments...........             351         1,799              133              258             301             165
      Contract distributions and
       terminations...............               -          (27)                -              (1)               -               -
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................              14        30,758                5                4              18              10
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................               -             -                -                -               -               -
                                  -------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....             365        32,530              138              261             319             175
                                  -------------------------------------------------------------------------------------------------
 Total increase (decrease)........             350        32,590              125              254             288             163
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..            $350       $32,590             $125             $254            $288            $163
                                  =================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                          TACTICAL         EQUITY-                                         FINANCIAL        HEALTH
                                        ALLOCATION          INCOME           GROWTH      CONTRAFUND    SERVICES FUND      SCIENCES
                                      PORTFOLIO (b)   PORTFOLIO (b)    PORTFOLIO (b)   PORTFOLIO (b)              (b)      FUND (b)
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....              $-              $-               $-              $-               $-            $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......               -             (1)                -               -                -             -
      Net realized gain (loss) and
       capital distribution.......               -               -                -             (5)                -             -
      Net unrealized appreciation
       (depreciation).............             (2)            (37)             (24)              13              (6)           (5)
                                  -------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................             (2)            (38)             (24)               8              (6)           (5)
   Changes from principal
    transactions:
      Purchase payments...........             194             627              291             570              162           326
      Contract distributions and
       terminations...............               -               -                -               -                -             -
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................               -              11                -               5                4            42
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................               -               -                -               -                -             -
                                  -------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....             194             638              291             575              166           368
                                  -------------------------------------------------------------------------------------------------
 Total increase (decrease)........             192             600              267             583              160           363
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..            $192            $600             $267            $583             $160          $363
                                  =================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)



                                                                        PPI MFS
                                                     WORLDWIDE          CAPITAL           PIONEER             SMALL
                                     UTILITIES          GROWTH    OPPORTUNITIES          FUND VCT       COMPANY VCT
                                       FUND (b)   PORTFOLIO (b)    PORTFOLIO (b)     PORTFOLIO (b)     PORTFOLIO (b)       BULL (a)
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....          $-              $-               $-                $-                $-             $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......           -               -                -                 -               (1)           (38)
      Net realized gain (loss) and
       capital distribution.......           -               -              (2)                 -                 -          (530)
      Net unrealized appreciation
       (depreciation).............         (3)            (20)             (26)               (7)              (47)          (608)
                                  -------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................         (3)            (20)             (28)               (7)              (48)        (1,176)
   Changes from principal
    transactions:
      Purchase payments...........          66             406              204                95               417          1,871
      Contract distributions and
       terminations...............           -               -                -                 -                 -           (88)
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................           5              11              (3)                11                14          4,294
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................           -               -                -                 -                 -              -
                                  -------------------------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....          71             417              201               106               431          6,077
                                  -------------------------------------------------------------------------------------------------
 Total increase (decrease)........          68             397              173                99               383          4,901
                                  -------------------------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..         $68            $397             $173               $99              $383         $4,901
                                  =================================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                           STATEMENTS OF CHANGES IN NET ASSETS - UNAUDITED
                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, EXCEPT AS NOTED
                                                       (DOLLARS IN THOUSANDS)




                                                                     GROWTH AND       INTERNATIONAL
                                                                         INCOME   GROWTH AND INCOME        VOYAGER
                                     SMALL-CAP (a)  EUROPE 30 (a)       FUND (b)            FUND (b)       FUND (b)
                                  ---------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2001.....             $-             $-              $-                 $-             $-
 INCREASE (DECREASE) IN NET ASSETS
   Operations:
      Net investment income.......           (54)           (58)               -                  -              -
      Net realized gain (loss) and
       capital distribution.......        (1,434)        (3,657)               -                (3)              -
      Net unrealized appreciation
       (depreciation).............          (538)             72             (4)               (10)            (4)
                                  ---------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       operations.................        (2,026)        (3,643)             (4)               (13)            (4)
   Changes from principal
    transactions:
      Purchase payments...........          1,084            610             145                210            140
      Contract distributions and
       terminations...............           (99)          (275)               -                  -              -
      Transfer payments from (to)
       Fixed Accounts and other
       Divisions..................          5,906          9,605               2                (2)             11
      Additions to assets retained
       in the Account by Golden
       American Life Insurance
       Company....................              -              -               -                  -              -
                                  ---------------------------------------------------------------------------------
      Increase (decrease) in net
       assets derived from
       principal transactions.....          6,891          9,940             147                208            151
                                  ---------------------------------------------------------------------------------
 Total increase (decrease)........          4,865          6,297             143                195            147
                                  ---------------------------------------------------------------------------------
NET ASSETS AT SEPTEMBER 30, 2001..         $4,865         $6,297            $143               $195           $147
                                  =================================================================================





(a)      Commencement of operations, May 1, 2001.
(b)      Commencement of operations, July 16, 2001.






SEE ACCOMPANYING NOTES.



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                                       92

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001

NOTE 1 - ORGANIZATION
Golden American Life Insurance Company Separate Account B (the "Account") was established by Golden American Life Insurance Company ("Golden American") to support the operations of variable annuity contracts ("Contracts"). Golden American is primarily engaged in the issuance of variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Golden American provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the Golden American Guaranteed Interest Division, the Golden American Fixed Interest Division, and the Fixed Separate Account, which are not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Golden American.

During 2001, the Account had GoldenSelect Contracts, Granite PrimElite Contracts and SmartDesign VA Contracts. GoldenSelect Contracts sold by Golden American during 2001 include DVA Plus, Access, Premium Plus, ES II, Value, Access One, Generations, and Landmark.

At September 30, 2001, the Account had, under GoldenSelect Contracts, forty-four investment divisions: Liquid Asset, Limited Maturity Bond, Large Cap Value, Hard Assets, All Cap, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond (formerly Global Fixed Income), Developing World, Asset Allocation, Diversified Mid Cap, Investors, Growth & Income, Special Situations, Internet Tollkeeper, Worldwide Growth (formerly ING Global Brand Names), Growth Opportunities, MagnaCap, Small Cap, PIMCO High Yield Bond, PIMCO StocksPLUS Growth & Income, Jennison, SP Jennison International Growth, International Equity, Asset Allocation, Equity, Growth & Income, High Quality Bond, Small
Company Growth, ProFund Bull, ProFund Small Cap and Europe30 Divisions ("Divisions"). The Account had, under SmartDesign Contracts, thirty-six investment divisions: Liquid Asset, Value Equity, Research, Total Return, Core Bond (formerly Global Fixed Income), Growth & Income, Worldwide Growth (formerly ING Global Brand Names), MagnaCap, Convertible Class, Growth and Income, LargeCap Growth, PIMCO High Yield Bond, Jennison, SP Jennison International Growth, AllianceBernstein Value, Alliance Growth and Income, Premier Growth, GET Fund Series N, Value Opportunity, Index Plus Large Cap, Index Plus Mid Cap, Index Plus Small Cap, Tactical Allocation, Equity-Income, Growth, Contrafund, Financial Services, Health Sciences, Utilities, Worldwide Growth, PPI MFS Capital Opportunites, Pioneer Fund VCT, Small Company VCT, Putnam Growth & Income, International Growth & Income and Voyager Divisions ("Divisions"). The Account also had, under Granite PrimElite Contracts, eight investments divisions: Mid-Cap Growth, Research, Total Return, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International Equity, and Smith Barney Money Market Divisions (collectively with the divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio") of mutual funds, The GCG Trust, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, PIMCO Variable Insurance Trust, Prudential Series Fund Inc., Greenwich Street Series Fund Inc., Travelers Series Fund Inc., Credit Suisse Warburg Pincus Trust, The Galaxy VIP Fund, Alliance Variable Products Series Fund Inc., Aetna Variable Portfolios Inc., Brinson Series Trust, INVESCO Variable Investment Funds Inc., Janus Aspen Series, Portfolio Partners Inc., Pioneer Variable Contracts Trust, The ProFunds VP, or Putnam Variable Trust (the "Trusts"). The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Market Manager Division was open for investment for only a brief period during 1994 and 1995. This Division is now closed and Contractowners are not permitted to direct their investments into this Division.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS: Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES: Operations of the Account form a part of, and are taxed with, the total operations of Golden American which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Golden American.

NOTE 3 - CHARGES AND FEES
Prior to February 1, 2000, DVA Plus, Access, and the Premium Plus each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000 DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. Granite PrimElite has two death benefit options referred to as Standard and Annual Ratchet. Prior to 2001, ES II had only one death benefit option. During 2001, ESII had seven death benefit options referred to as Standard, Deferred Ratchet, Annual Ratchet, 5.5% Solution, 7% Solution, Max 5.5 and Max 7. Generations has five death benefit options referred to as Standard, Deferred Ratchet, Annual Ratchet, 7% Solution, and Max 7. Landmark has six death benefit options referred to as Standard, Annual Ratchet, 5.5% Solution, 7% Solution, Max 5.5, and Max 7. VA has three death benefit options referred to as Option I, Option II, and Option III. Golden American discontinued external sales of DVA 80 in May 1991. Golden American has also discontinued external sales of DVA 100, DVA Series 100, and Granite PremElite. Under the terms of the Contract, certain charges are allocated to the Contracts to cover Golden American's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK CHARGES: Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges deducted at annual rates to cover these risks follows:

        Series                                              Annual Rates
        ------                                              ------------
        DVA 80                                                  0.80%
        DVA                                                     0.90
        DVA Series 100                                          1.25
        DVA Plus (pre February 2000) - Standard                 1.10
        DVA Plus (post January 2000) - Standard                 1.15
        DVA Plus (post 2000) - Standard                         1.15
        DVA Plus (pre February 2000) - Annual Ratchet           1.25
        DVA Plus (pre February 2000) - 5.5% Solution            1.25
        DVA Plus (post January 2000) - 5.5% Solution            1.25
        DVA Plus (post January 2000) - Annual Ratchet           1.30
        DVA Plus (post 2000) - 5.5% Solution                    1.30

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001
                                   (CONTINUED)

NOTE 3 - CHARGES AND FEES (CONTINUED)

         DVA Plus (pre February 2000) - 7% Solution                1.40
         DVA Plus (post January 2000) - Max 5.5                    1.40
         DVA Plus (post 2000) - Annual Ratchet                     1.40
         DVA Plus (post 2000) - Max 5.5                            1.45
          DVA Plus (post January 2000) - 7% Solution               1.50
         DVA Plus (post 2000) - 7% Solution                        1.50
         DVA Plus (post January 2000) - Max 7                      1.60
         DVA Plus (post 2000) - Max 7                              1.60
         Access (pre February 2000) - Standard                     1.25
         Access (post January 2000) - Standard                     1.30
         Access (post 2000) - Standard                             1.30
         Access (pre February 2000) - Annual Ratchet               1.40
         Access (pre February 2000) - 5.5% Solution                1.40
         Access (post January 2000) - Annual Ratchet               1.45
         Access (post January 2000) - 5.5% Solution                1.45
         Access (post 2000) - 5.5% Solution                        1.45
         Access (pre February 2000) - 7% Solution                  1.55
         Access (post January 2000) - Max 5.5                      1.55
         Access (post 2000) - Annual Ratchet                       1.55
         Access (post 2000) - Max 5.5                              1.60
         Access (post January 2000) - 7% Solution                  1.65
         Access (post 2000) - 7% Solution                          1.65
         Access (post April 2001) - Standard                       1.65
         Access (post January 2000) - Max 7                        1.75
         Access (post 2000) - Max 7                                1.75
         Access (post April 2001) - 5.5% Solution                  1.80
         Access (post April 2001) - Annual Ratchet                 1.90
         Access (post April 2001) - Max 5.5                        1.95
         Access (post April 2001) - 7% Solution                    2.00
         Access (post April 2001) - Max 7                          2.10
         Premium Plus (pre February 2000) - Standard               1.25
         Premium Plus (post January 2000) - Standard               1.30
         Premium Plus (post 2000) - Standard                       1.30
         Premium Plus (pre February 2000) - Annual Ratchet         1.40
         Premium Plus (pre February 2000) - 5.5% Solution          1.40
         Premium Plus (post January 2000) - Annual Ratchet         1.45
         Premium Plus (post January 2000) - 5.5% Solution          1.45
         Premium Plus (post 2000) - 5.5% Solution                  1.45
         Premium Plus (pre February 2000) - 7% Solution            1.55
         Premium Plus (post January 2000) - Max 5.5                1.55
         Premium Plus (post 2000) - Annual Ratchet                 1.55
         Premium Plus (post 2000) - Max 5.5                        1.60
         Premium Plus (post January 2000) - 7% Solution            1.65
         Premium Plus (post 2000) - 7% Solution                    1.65
         Premium Plus (post January 2000) - Max 7                  1.75
         Premium Plus (post 2000) - Max 7                          1.75

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001
                                   (CONTINUED)

NOTE 3 - CHARGES AND FEES (CONTINUED)

                   ES II (pre 2001)                            1.25
                   ES II (post 2000) - Standard                1.25
                   ES II (post 2000) - Deferred Ratchet        1.30
                   ES II (post 2000) - 5.5% Solution           1.40
                   ES II (post 2000) - Annual Ratchet          1.50
                   ES II (post 2000) - Max 5.5                 1.55
                   ES II (post 2000) - 7% Solution             1.60
                   ES II (post 2000) - Max 7                   1.70
                   Value - Standard                            0.75
                   Access One                                  0.35
                   Granite PrimElite - Standard                1.10
                   Granite PrimElite - Annual Ratchet          1.25
                   Generations - Standard                      1.25
                   Generations - Deferred Ratchet              1.30
                   Generations - Annual Ratchet                1.50
                   Generations - 7% Solution                   1.60
                   Generations - Max 7                         1.70
                   Landmark - Standard                         1.50
                   Landmark - 5.5% Solution                    1.65
                   Landmark - Annual Ratchet                   1.75
                   Landmark - Max 5.5                          1.80
                   Landmark - 7% Solution                      1.85
                   Landmark - Max 7                            1.95
                   VA Option I                                 0.80
                   VA Option II                                1.10
                   VA Option III                               1.25
                   VA Bonus Option I                           1.30
                   VA Bonus Option II                          1.60
                   VA Bonus Option III                         1.75

ASSET BASED ADMINISTRATIVE CHARGES: A daily charge at an annual rate of 0.10% is deducted from assets attributable to DVA 100 and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the DVA Plus, Access, Premium Plus, ESII, Value, Access One, Granite PrimElite, Generations, Landmark, and VA Contracts.

ADMINISTRATIVE CHARGES: An administrative charge is deducted from the accumulation value of Deferred Annuity Contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for ES II, Value, and VA contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

MINIMUM DEATH BENEFIT GUARANTEE CHARGES: For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of Deferred Annuity Contracts on each Contract anniversary date.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001
                                   (CONTINUED)

NOTE 3 - CHARGES AND FEES (CONTINUED)
CONTINGENT DEFERRED SALES CHARGES: Under DVA 80, DVA 100, DVA Plus, Premium Plus, ES II, Value, and Granite PrimElite Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the surrender charge that is assessed based upon the date a premium payment is received.


                                                                     SURRENDER CHARGE
                            ---------------------------------------------------------------------------------------------------
      COMPLETE YEARS
       ELAPSED SINCE             DVA 80     DVA       PREMIUM     ES II &                 GRANITE
      PREMIUM PAYMENT            & 100      PLUS        PLUS    GENERATIONS     VALUE    PRIMELITE    LANDMARK          VA
-------------------------------------------------------------------------------------------------------------------------------
        0........                  6%        7%          8%          8%           6%          7%          6%             7%
        1........                  5         7           8           7            6           7           5              7
        2........                  4         6           8           6            6           6           4              6
        3........                  3         5           8           5            5           5            -             6
        4........                  2         4           7           4            4           4            -             5
        5........                  1         3           6           3            3           3            -             4
        6........                  -         1           5           2            1           1            -             3
        7........                  -         -           3           1            -           -            -             -
        8........                  -         -           1           -            -           -            -             -
        9+.......                  -         -           -           -            -           -            -             -
-------------------------------------------------------------------------------------------------------------------------------

OTHER CONTRACT CHARGES: Under DVA 80, DVA 100, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for Contracts taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA 100 Contracts, annual distribution fees are deducted from the Contract accumulation values.

DEFERRED SALES LOAD: Under Contracts offered prior to October 1995, a sales load of up to 7.5 % was assessed against each premium payment for sales-related expenses as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA 100 Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

PREMIUM TAXES: For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums.

FEES WAIVED BY GOLDEN AMERICAN: Certain charges and fees for various types of Contracts are currently waived by Golden American. Golden American reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

A summary of the net assets retained in the Account at September 30l 2001, representing the unamortized deferred sales load and premium taxes advanced by Golden American previously noted, follows:

Balance at beginning of year............................          $678
Sales load advanced.....................................            20
Amortization of deferred sales load and premium tax.....          (612)
                                                             -------------
Balance at end of year..................................         $  86
                                                             =============

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001
                                   (CONTINUED)

NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES
The aggregate cost of purchases and proceeds from sales of investments during 2001 follows:

                                                                          -------------------------------------
                                                                               PURCHASES           SALES
                                                                          -------------------------------------
                                                                                 (DOLLARS IN THOUSANDS)
The GCG Trust:
       Liquid Asset Series                                                        $4,225,108        $3,729,114
       Limited Maturity Bond Series                                                  266,809           116,663
       Large Cap Value  Series                                                       132,651            13,398
       Hard Assets Series                                                              8,377             7,903
       All  Cap Series                                                               155,724            16,298
       Real Estate Series                                                             53,235            36,256
       Fully Managed Series                                                          260,871            76,766
       Equity Income Series                                                          134,331            66,049
       Capital Appreciation Series                                                   105,598            92,773
       Rising Dividends Series                                                        30,265            52,912
       Emerging Markets Series                                                        49,902            69,646
       Market Manager Series                                                           3,388             8,410
       Value Equity Series                                                            84,606            67,814
       Strategic Equity Series                                                       131,020           160,530
       Small Cap Series                                                              285,875           253,139
       Managed Global Series                                                         710,426           669,700
       Mid-Cap Growth Series                                                         618,317           591,460
       Capital Growth Series                                                         113,764           127,835
       Research Series                                                               138,976           138,442
       Total Return Series                                                           186,283            55,523
       Growth Series                                                                 583,960           624,891
       Core Bond Series                                                               58,427            15,822
       Developing World Series                                                       393,769           370,996
       Asset Allocation Growth Series                                                 30,276               353
       Diversified Mid-Cap Series                                                     33,900             2,819
       Investors Series                                                               59,270             6,026
       Growth and Income Series                                                       61,720             1,530
       Special Situation Series                                                       17,036             1,333
       Internet Tollkeeper Series                                                      2,941                98
Pilgrim Variable Insurance Trust:
       Worldwide Growth Fund                                                          16,696             5,197
Pilgrim Variable Products Trust:
       Growth Opportunities Portfolio                                                  3,951             1,299
       MagnaCap Portfolio                                                              3,242               114
       Small Cap Opportunities Portfolio                                              11,213             3,905
       Convertible Class Portfolio                                                        49                 -
       Growth and Income Portfolio                                                       106                 -
       LargeCap Growth Portfolio                                                         187                 -
PIMCO Variable Insurance Trust:
       PIMCO High Yield Bond Portfolio                                               141,454            75,568
       PIMCO StocksPLUS Growth and Income Portfolio                                   41,514            35,830
Prudential Series Fund, Inc.:
       Prudential Jennison Portfolio                                                 101,367            84,865
       SP Jennison International Growth Portfolio                                     60,756            51,610
Greenwich Street Series Fund Inc.:
       Appreciation Portfolio                                                             53                75






                                 GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                           SEPARATE ACCOUNT B
                                NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                           SEPTEMBER 30, 2001
                                               (CONTINUED)

NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

Travelers Series Fund Inc.:
       Smith Barney High Income Portfolio                                                 51                57
       Smith Barney Large Cap Value Portfolio                                             30                68
       Smith Barney International Equity Portfolio                                         3                17
       Smith Barney Money Market Portfolio                                               193               124
Credit Suisse Warburg Pincus Trust:
       International Equity Portfolio                                              1,019,936         1,014,515
The Galaxy VIP Fund:
       Asset Allocation Portfolio                                                        208               162
       Equity Portfolio                                                                  130               134
       Growth & Income Portfolio                                                          59                88
       High Quality Bond Portfolio                                                        83                17
       Small Company Growth Portfolio                                                     17                 6
Alliance Variable Products Series Fund, Inc.:
       AllianceBernstein Value Portfolio                                                 293                27
       Growth and Income Portfolio                                                       512                 5
       Premier Growth Portfolio                                                          365                 -
Aetna Variable Portfolios, Inc.:
       GET Fund Series N                                                              32,575                60
       Value Opportunity Portfolio                                                       138                 -
       Index Plus Large Cap Portfolio                                                    261                 -
       Index Plus Mid Cap Portfolio                                                      356                37
       Index Plus Small Cap Portfolio                                                    198                23
Brinson Series Trust:
       Tactical Allocation Portfolio                                                     194                 -
Fidelity Variable Insurance Products:
       Equity-Income Portfolio                                                           637                 -
       Growth Portfolio                                                                  291                 -
       Contrafund Portfolio                                                              634                59
INVESCO Variable Investment Funds, Inc.:
       Financial Services Fund                                                           167                 1
       Health Sciences Fund                                                              371                 3
       Utilities Fund                                                                     71                 -
Janus Aspen Series:
       Worldwide Growth Portfolio                                                        417                 -
Portfolio Partners, Inc.:
       PPI MFS Capital Opportunities Portfolio                                           207                 6
Pioneer Variable Contracts Trust:
       Pioneer Fund VCT Portfolio                                                        106                 -
       Small Company VCT Portfolio                                                       430                 -
ProFund:
       Bull                                                                           24,938            18,899
       Small-Cap                                                                     109,470           102,633
       Europe 30                                                                      79,967            70,085
Putnam:
       Growth and Income Fund                                                            147                 -
       International Growth and Income Fund                                              230                22
       Voyager Fund                                                                      151                 -
                                                                          -------------------------------------
COMBINED                                                                         $10,591,249        $8,840,010
                                                                          =====================================






                                 GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                           SEPARATE ACCOUNT B
                                NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                           SEPTEMBER 30, 2001
                                               (CONTINUED)

NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS
Contractowners'  transactions shown in the following table reflect gross inflows
("Purchases") and outflows ("Sales") in units for each Division for the nine months ended September 30, 2001. The activity includes Contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA PLUS Contract. Updates to DVA PLUS Contracts resulted in both a sale (surrender of the old Contract) and a purchase (acquisition of the new Contract). All of the purchases transactions for the Market Manager Division resulted from such updates.

                                                                          -------------------------------------
                                                                               PURCHASES           SALES
                                                                          -------------------------------------
The GCG Trust:
        Liquid Asset Series                                                      299,314,928       267,856,089
        Limited Maturity Bond Series                                              17,530,029         9,119,102
        Large Cap Value  Series                                                   14,586,622         2,677,955
        Hard Assets Series                                                           810,729           734,319
        All  Cap Series                                                           14,999,833         3,287,962
        Real Estate Series                                                         2,505,703         1,873,454
        Fully Managed Series                                                      11,678,227         4,651,083
        Equity Income Series                                                       7,519,063         4,427,467
        Capital Appreciation Series                                                6,602,957         5,903,248
        Rising Dividends Series                                                    3,745,849         4,439,612
        Emerging Markets Series                                                    7,053,917         9,615,850
        Market Manager Series                                                              -           238,516
        Value Equity Series                                                        5,630,499         4,866,122
        Strategic Equity Series                                                   11,585,081        13,353,855
        Small Cap Series                                                          19,760,548        17,800,022
        Managed Global Series                                                     40,008,269        37,555,663
        Mid-Cap Growth Series                                                     19,368,202        18,831,212
        Capital Growth Series                                                      8,900,047         9,887,744
        Research Series                                                            7,836,134         7,590,506
        Total Return Series                                                       11,957,159         5,119,619
        Growth Series                                                             37,584,332        40,138,513
        Core Bond  Series                                                          5,603,216         1,793,942
        Developing World Series                                                   57,772,799        54,702,951
        Asset Allocation Growth Series                                             3,629,478           205,891
        Diversified Mid-Cap Series                                                 4,208,108           775,224
        Investors Series                                                           6,040,985         1,243,840
        Growth and Income Series                                                   7,288,886           797,047
        Special Situations Series                                                  2,351,583           566,119
        Internet Tollkeeper Series                                                   366,631            36,686
Pilgrim Variable Insurance Trust
        Worldwide Growth Fund                                                      2,451,388           960,683
Pilgrim Variable Products Trust
        Growth Opportunities Portfolio                                               482,611           175,818
        MagnaCap Portfolio                                                           366,628            35,097
        Small Cap Opportunities Portfolio                                          1,289,899           531,734
        Convertible Class Portfolio                                                    5,004                 -
        Growth and Income Portfolio                                                   10,757                 -
        LargeCap Growth Portfolio                                                     19,529                 -
PIMCO Variable Insurance Trust:
        PIMCO High Yield Bond Portfolio                                           15,878,822        10,319,656
        PIMCO StocksPLUS Growth and Income Portfolio                               4,830,446         4,936,276
Prudential Series Fund, Inc.
        Prudential Jennison Portfolio                                             14,471,265        12,223,516
        SP Jennison International Growth Portfolio                                 9,998,163         8,649,087






                                 GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                           SEPARATE ACCOUNT B
                                NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                           SEPTEMBER 30, 2001
                                               (CONTINUED)

NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS (CONTINUED)

Greenwich Street Series Fund Inc.:
        Appreciation Portfolio                                                         2,583             4,086
Travelers Series Fund Inc.:
        Smith Barney High Income Portfolio                                                85             4,303
        Smith Barney Large Cap Value Portfolio                                             4             3,219
        Smith Barney International Equity Portfolio                                      245             1,012
        Smith Barney Money Market Portfolio                                           15,005             9,744
Credit Suisse Warburg Pincus Trust
        International Equity Portfolio                                           108,196,999       106,553,695
The Galaxy VIP Fund:
        Asset Allocation Portfolio                                                    17,780            15,516
        Equity Portfolio                                                              11,632            12,070
        Growth & Income Portfolio                                                      5,585             8,959
        High Quality Bond Portfolio                                                    6,965             1,408
        Small Company Growth Portfolio                                                 1,162               327
Alliance Variable Products Series Fund, Inc.
        AllianceBernstein Value Portfolio                                             31,559             4,705
        Growth and Income Portfolio                                                   55,507             1,268
        Premier Growth Portfolio                                                      41,826                55
Aetna Variable Portfolios, Inc.
        GET Fund Series N                                                          3,253,814             7,515
        Value Opportunity Portfolio                                                   14,775                 -
        Index Plus Large Cap Portfolio                                                29,367                 -
        Index Plus Mid Cap Portfolio                                                  37,585             4,480
        Index Plus Small Cap Portfolio                                                23,410             4,516
Brinson Series Trust
        Tactical Allocation Portfolio                                                 22,398                 -
Fidelity Variable Insurance Products
        Equity-Income Portfolio                                                       72,845             4,700
        Growth Portfolio                                                              33,480                 6
        Contrafund Portfolio                                                          70,658             6,645
INVESCO Variable Investment Funds, Inc.
        Financial Services Fund                                                       18,538               247
        Health Sciences Fund                                                          37,775               419
        Utilities Fund                                                                 8,604                 -
Janus Aspen Series
        Worldwide Growth Portfolio                                                    47,594                 -
Portfolio Partners, Inc.
        PPI MFS Capital Opportunities Portfolio                                       23,800               805
Pioneer Variable Contracts Trust
        Pioneer Fund VCT Portfolio                                                    11,491                 -
        Small Company VCT Portfolio                                                   46,582               365
The ProFunds VP:
        Bull                                                                       2,673,831         2,070,621
        Small-Cap                                                                 11,213,179        10,603,935
        Europe 30                                                                 10,850,217        10,042,804
Putnam Variable Trust
        Growth and Income Fund                                                        16,005                 -
        International Growth and Income Fund                                          25,562             3,458
        Voyager Fund                                                                  20,541                 -
                                                                          -------------------------------------
COMBINED                                                                         822,983,314       697,292,363
                                                                          =====================================






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS
The  following  schedule  summarizes  expense  ratios,   excluding  expenses  of
underlying  funds,.  and total return for the nine-month  period ended September
30, 2001 and the years ended December 31, 2000, 1999, 1998, and 1997.

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIQUID ASSET SERIES -
           DVA 80

           September 30, 2001              242,499          $17.04            $4,131                0.80%               2.59%
           December 31, 2000               254,024           16.61             4,219                0.80%               5.26%
           December 31, 1999               431,148           15.78             6,805                0.80%               3.88%
           December 31, 1998               374,624           15.19             5,691                0.80%               4.18%
           December 31, 1997               367,567           14.58             5,359                0.80%               4.26%

LIQUID ASSET SERIES -
           DVA

           September 30, 2001            1,005,245          $16.62           $16,707                1.00%               2.53%
           December 31, 2000               943,073           16.21            15,289                1.00%               4.99%
           December 31, 1999             2,111,976           15.44            32,610                1.00%               3.69%
           December 31, 1998             1,767,965           14.89            26,328                1.00%               3.98%
           December 31, 1997             1,598,949           14.32            22,894                1.00%               4.05%

LIQUID ASSET SERIES -
           DVA SERIES 100

           September 30, 2001               51,972          $15.89              $826                1.35%               2.25%
           December 31, 2000                72,995           15.54             1,134                1.35%               4.65%
           December 31, 1999                65,836           14.85               978                1.35%               3.27%
           December 31, 1998                50,601           14.38               727                1.35%               3.68%
           December 31, 1997                37,946           13.87               526                1.35%               3.66%

LIQUID ASSET SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              871,090          $16.11           $14,033                1.25%               2.29%
           December 31, 2000               713,224           15.75            11,234                1.25%               4.72%
           December 31, 1999               683,989           15.04            10,287                1.25%               3.44%
           December 31, 1998               489,531           14.54             7,118                1.25%               3.71%
           December 31, 1997               227,427           14.02             3,188                1.25%               3.81%

LIQUID ASSET SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000 AND POST 2000)

           September 30, 2001              317,658          $15.94            $5,064                1.30%               2.25%
           December 31, 2000               146,440           15.59             2,283                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIQUID ASSET SERIES -
           DVA PLUS - ANNUAL  RATCHET (PRE  FEBRUARY  2000) & 5.5% SOLUTION (PRE
           FEBRUARY 2000 & POST JANUARY  2000),  ACCESS - STANDARD (PRE FEBRUARY
           2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY 2000), ES II (PRE 2001),
           ES II STANDARD (POST 2000), GENERATIONS - STANDARD

           September 30, 2001           19,805,407          $15.81          $313,124                1.40%               2.20%
           December 31, 2000            14,214,983           15.47           219,919                1.40%               4.60%
           December 31, 1999            13,701,797           14.79           202,706                1.40%               3.21%
           December 31, 1998             3,587,645           14.33            51,394                1.40%               3.62%
           December 31, 1997               353,076           13.83             4,883                1.40%               3.62%

LIQUID ASSET SERIES -
           DVA  PLUS -  ANNUAL  RATCHET  (POST  JANUARY  2000),  DVA PLUS - 5.5%
           SOLUTION  (POST 2000),  ACCESS - STANDARD (POST JANUARY 2000 AND POST
           2000),  PREMIUM PLUS - STANDARD (POST JANUARY 2000 AND POST 2000), ES
           II - DEFERRED RATCHET (POST 2000), GENERATIONS - DEFERRED RATCHET


           September 30, 2001           12,906,412          $15.63          $201,727                1.45%               2.09%
           December 31, 2000             7,270,477           15.31           111,297                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY 2000), DVA PLUS - ANNUAL RATCHET
           (POST 2000), DVA PLUS - MAX 5.5 (POST JANUARY 2000),  ACCESS - ANNUAL
           RATCHET (PRE FEBRUARY  2000),  & 5.5%  SOLUTION (PRE FEBRUARY  2000),
           PREMIUM PLUS - ANNUAL  RATCHET (PRE  FEBRUARY  2000) & 5.5%  SOLUTION
           (PRE FEBRUARY 2000), ES II - 5.5% SOLUTION (POST 2000)

           September 30, 2001            8,604,258          $15.51          $133,452                1.55%               2.11%
           December 31, 2000             5,535,946           15.19            84,117                1.55%               4.40%
           December 31, 1999             7,668,618           14.55           111,594                1.55%               3.12%
           December 31, 1998             2,964,038           14.11            41,830                1.55%               3.37%
           December 31, 1997             1,132,057           13.65            15,447                1.55%               3.50%

LIQUID ASSET SERIES -
           DVA PLUS - 5.5 % SOLUTION (POST 2000),  ACCESS - ANNUAL RATCHET (POST
           JANUARY  2000),  ACCESS - 5.5%  SOLUTION  (POST JANUARY 2000 AND POST
           2000),  PREMIUM PLUS - ANNUAL  RATCHET (POST JANUARY  2000),  PREMIUM
           PLUS - 5.5% SOLUTION (POST JANUARY 2000 AND POST 2000)

           September 30, 2001            3,143,686          $15.33           $48,193                1.60%               2.00%
           December 31, 2000             2,183,030           15.03            32,816                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           DVA PLUS - 7% SOLUTION  (POST  JANUARY  2000 AND POST 2000),  ES II -
           ANNUAL RATCHET (POST 2000), GENERATIONS - ANNUAL RATCHET,  LANDMARK -
           STANDARD

           September 30, 2001            1,004,909          $15.24           $15,315                1.65%               2.01%
           December 31, 2000               302,892           14.94             4,527                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIQUID ASSET SERIES -
           ACCESS - 7% SOLUTION (PRE  FEBRUARY  2000),  ACCESS - ANNUAL  RATCHET
           (POST 2000),  ACCESS - MAX 5.5 (POST JANUARY 2000), DVA PLUS - ANNUAL
           RATCHET (POST 2000),  ES II - MAX 5.5 (POST 2000),  PREMIUM PLUS - 7%
           SOLUTION (PRE  FEBRUARY  2000),  PREMIUM PLUS - ANNUAL  RATCHET (POST
           2000), PREMIUM PLUS - MAX 5.5 (POST JANUARY 2000)

           September 30, 2001           13,027,011          $15.19          $197,880                1.70%               1.95%
           December 31, 2000             7,933,969           14.90           118,208                1.70%               4.27%
           December 31, 1999            11,002,421           14.29           157,230                1.70%               2.95%
           December 31, 1998             3,069,965           13.88            42,610                1.70%               3.27%
           December 31, 1997               370,411           13.44             4,979                1.70%                   *

LIQUID ASSET SERIES -
           ACCESS - MAX 5.5 (POST 2000), DVA PLUS - MAX 7 (POST JANUARY 2000 AND
           POST  2000),  ES  II - 7%  SOLUTION  (POST  2000),  GENERATIONS  - 7%
           SOLUTION, PREMIUM PLUS - MAX 5.5 (POST JANUARY 2000)

           September 30, 2001            1,247,831          $15.05           $18,780                1.75%               1.96%
           December 31, 2000               293,515           14.76             4,333                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ACCESS - 7% SOLUTION  (POST  JANUARY  2000 AND POST  2000),  ACCESS -
           STANDARD (POST APRIL 2001),  PREMIUM PLUS - 7% SOLUTION (POST JANUARY
           2000 AND POST 2000), LANDMARK - 5.5% SOLUTION

           September 30, 2001            6,536,074          $14.95           $97,714                1.80%               1.91%
           December 31, 2000             2,657,053           14.67            38,987                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ACCESS - MAX 7 (POST JANUARY 2000 AND POST 2000),  PREMIUM PLUS - MAX
           7 (POST JANUARY 2000 AND POST 2000), LANDMARK - ANNUAL RATCHET

           September 30, 2001            6,140,645          $14.76           $90,636                1.90%               1.79%
           December 31, 2000             2,132,811           14.50            30,917                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           VALUE

           September 30, 2001               35,897          $16.83              $604                0.90%               2.56%
           December 31, 2000                23,532           16.41               386                0.90%               5.12%
           December 31, 1999                 7,391           15.61               116                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIQUID ASSET SERIES -
           VA OPTION II

           September 30, 2001                1,176          $16.09               $19                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           VA OPTION III

           September 30, 2001               30,696          $15.78              $484                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           VA BONUS OPTION I

           September 30, 2001               30,126          $15.68              $472                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           VA BONUS OPTION II

           September 30, 2001                8,678          $15.09              $131                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           VA BONUS OPTION III

           September 30, 2001               38,934          $14.80              $576                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              303,435          $14.90            $4,521                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIQUID ASSET SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001              178,189          $14.61            $2,602                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001              159,690          $14.52            $2,319                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               97,276          $14.43            $1,404                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               92,925          $14.33            $1,332                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001              254,546          $14.15            $3,602                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIQUID ASSET SERIES -
           VA OPTION I

           September 30, 2001                  688          $16.72               $12                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIMITED MATURITY BOND SERIES -
           DVA 80

           September 30, 2001               26,843          $20.55              $552                0.80%               7.87%
           December 31, 2000                30,320           19.05               578                0.80%               6.90%
           December 31, 1999                61,527           17.82             1,097                0.80%               0.28%
           December 31, 1998                99,955           17.77             1,776                0.80%               6.03%
           December 31, 1997                70,318           16.76             1,179                0.80%               5.81%

LIMITED MATURITY BOND SERIES -
           DVA

           September 30, 2001            1,046,211          $20.03           $20,956                1.00%               7.69%
           December 31, 2000             1,097,008           18.60            20,401                1.00%               6.65%
           December 31, 1999             1,624,763           17.44            28,329                1.00%               0.11%
           December 31, 1998             2,087,318           17.42            36,352                1.00%               5.83%
           December 31, 1997             2,370,299           16.46            39,020                1.00%               5.59%

LIMITED MATURITY BOND SERIES -
           DVA SERIES 100

           September 30, 2001               11,055          $19.15              $212                1.35%               7.40%
           December 31, 2000                11,209           17.83               200                1.35%               6.32%
           December 31, 1999                15,728           16.77               264                1.35%              -0.24%
           December 31, 1998                22,995           16.81               387                1.35%               5.39%
           December 31, 1997                22,582           15.95               360                1.35%               5.24%

LIMITED MATURITY BOND SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              376,618          $19.45            $7,325                1.25%               7.58%
           December 31, 2000               322,729           18.08             5,837                1.25%               6.35%
           December 31, 1999               279,468           17.00             4,751                1.25%              -0.12%
           December 31, 1998               263,074           17.02             4,478                1.25%               5.52%
           December 31, 1997               139,323           16.13             2,247                1.25%               5.34%

LIMITED MATURITY BOND SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              313,568          $19.27            $6,042                1.30%               7.53%
           December 31, 2000                53,158           17.92               953                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           DVA PLUS - ANNUAL  RATCHET (PRE  FEBRUARY  2000) & 5.5% SOLUTION (PRE
           FEBRUARY 2000 & POST FEBRUARY 2000),  ACCESS - STANDARD (PRE FEBRUARY
           2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY 2000), ES II (PRE 2001),
           ES II STANDARD (POST 2000), GENERATIONS - STANDARD

           September 30, 2001            5,672,189          $19.08          $108,225                1.40%               7.43%
           December 31, 2000             3,621,501           17.76            64,327                1.40%               6.22%
           December 31, 1999             2,938,050           16.72            49,127                1.40%              -0.30%
           December 31, 1998             1,557,946           16.77            26,124                1.40%               5.41%
           December 31, 1997               133,461           15.91             2,124                1.40%               5.16%






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIMITED MATURITY BOND SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001            2,246,901          $18.90           $42,466                1.45%               7.39%
           December 31, 2000               849,473           17.60            14,952                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            2,541,844          $18.72           $47,583                1.55%               7.28%
           December 31, 2000             1,769,355           17.45            30,867                1.55%               6.08%
           December 31, 1999             1,835,680           16.45            30,192                1.55%              -0.42%
           December 31, 1998             1,121,400           16.52            18,525                1.55%               5.22%
           December 31, 1997               462,583           15.70             7,263                1.55%               5.01%

LIMITED MATURITY BOND SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              534,880          $18.54            $9,917                1.60%               7.23%
           December 31, 2000               321,370           17.29             5,555                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              302,493          $18.42            $5,572                1.65%               7.22%
           December 31, 2000               $49,754           17.18               855                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001            3,722,820          $18.33           $68,239                1.70%               7.13%
           December 31, 2000             2,442,970           17.11            41,790                1.70%               5.94%
           December 31, 1999             2,267,799           16.15            36,630                1.70%              -0.62%
           December 31, 1998               937,378           16.25            15,230                1.70%               5.04%
           December 31, 1997                19,171           15.47               296                1.70%                   *






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIMITED MATURITY BOND SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              295,077          $18.18            $5,364                1.75%               7.13%
           December 31, 2000                73,720           16.97             1,251                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),
           PREMIUM PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001            1,325,545          $18.07           $23,953                1.80%               7.11%
           December 31, 2000               507,893           16.87             8,569                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST JANUARY 2000)

           September 30, 2001            1,144,536          $17.83           $20,407                1.90%               6.96%
           December 31, 2000               273,264           16.67             4,555                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES - VALUE

           September 30, 2001               89,615          $20.31            $1,820                0.90%               7.80%
           December 31, 2000                13,071           18.84               246                0.90%               6.74%
           December 31, 1999                   655           17.65                11                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS ONE

           September 30, 2001                1,261          $21.38               $27                0.50%               8.14%
           December 31, 2000                 1,095           19.77                22                0.50%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              101,559          $17.98            $1,826                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                    $0               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LIMITED MATURITY BOND SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               10,261          $17.64              $181                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS ONE ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               17,940          $17.52              $314                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS ONE ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               43,347          $17.41              $755                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS ONE ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                5,616          $17.30               $97                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LIMITED MATURITY BOND SERIES -
           ACCESS ONE ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               18,638          $17.08              $318                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
            DVA

           September 30, 2001               24,227           $8.66              $210                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LARGE CAP VALUE SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              106,885           $8.62              $921                1.25%             -18.37%
           December 31, 2000                81,093           10.56               856                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              304,575           $8.62            $2,625                1.30%             -18.29%
           December 31, 2000               147,571           10.55             1,557                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS - STANDARD (PRE FEBRUARY 2000),
           PREMIUM PLUS - STANDARD (PRE FEBRUARY 2000), ES II

           September 30, 2001            2,795,723           $8.60           $24,043                1.40%             -18.48%
           December 31, 2000             2,138,096           10.55            22,546                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001            3,700,335           $8.59           $31,786                1.45%             -18.50%
           December 31, 2000             1,537,946           10.54            16,210                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET (PREFEBRUARY  2000) AND 5.5% SOLUTION,
           PREMIUM PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) AND 5.5% SOLUTION


           September 30, 2001            1,419,030           $8.58           $12,175                1.55%             -18.52%
           December 31, 2000               770,213           10.53             8,111                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LARGE CAP VALUE SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            1,251,747           $8.57           $10,727                1.60%             -18.61%
           December 31, 2000               942,003           10.53             9,915                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001            1,015,387           $8.56            $8,692                1.65%             -18.63%
           December 31, 2000               181,541           10.52             1,910                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION (PRE FEBRUARY 2000)

           September 30, 2001            2,379,453           $8.56           $20,368                1.70%             -18.63%
           December 31, 2000               961,611           10.52            10,112                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001            1,168,976           $8.55            $9,995                1.75%             -18.65%
           December 31, 2000               177,361           10.51             1,864                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001            2,943,357           $8.54           $25,136                1.80%             -18.74%
           December 31, 2000             1,403,629           10.51            14,747                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST JANUARY 2000)

           September 30, 2001            3,446,273           $8.53           $29,397                1.90%             -18.76%
           December 31, 2000               993,651           10.50            10,430                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LARGE CAP VALUE SERIES -
           VALUE

           September 30, 2001               62,128           $8.67              $538                0.90%             -18.13%
           December 31, 2000                27,079           10.59               287                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
            ACCESS ONE

           September 30, 2001                  185           $8.73                $2                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS ONE ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              335,110           $8.54            $2,862                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001              $44,959           $8.51              $382                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS ONE ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               35,630           $8.51              $303                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS ONE ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001              129,802           $8.50            $1,103                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LARGE CAP VALUE SERIES -
           ACCESS ONE ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               31,779           $8.49              $270                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGE CAP VALUE SERIES -
           ACCESS ONE ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               74,873           $8.48              $635                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           DVA 80

           September 30, 2001               35,787          $14.41              $515                0.80%             -17.75%
           December 31, 2000                37,384           17.52               655                0.80%              -5.50%
           December 31, 1999                47,687           18.54               884                0.80%              22.38%
           December 31, 1998                59,349           15.15               899                0.80%             -30.12%
           December 31, 1997               109,104           21.68             2,366                0.80%               5.30%

HARD ASSETS SERIES -
           DVA

           September 30, 2001              260,551          $14.05            $3,661                1.00%             -17.84%
           December 31, 2000               309,343           17.10             5,290                1.00%              -5.68%
           December 31, 1999               447,125           18.13             8,107                1.00%              22.09%
           December 31, 1998               752,975           14.85            11,178                1.00%             -30.28%
           December 31, 1997             1,137,136           21.30            24,217                1.00%               5.12%

HARD ASSETS SERIES -
           DVA SERIES 100

           September 30, 2001               10,369          $13.43              $139                1.35%             -18.06%
           December 31, 2000               $11,245           16.39               184                1.35%              -6.02%
           December 31, 1999                21,674           17.44               378                1.35%              21.70%
           December 31, 1998                23,997           14.33               344                1.35%             -30.54%
           December 31, 1997                32,428           20.63               669                1.35%               4.72%

HARD ASSETS SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               75,858          $13.62            $1,033                1.25%             -18.05%
           December 31, 2000                83,792           16.62             1,392                1.25%              -5.89%
           December 31, 1999               112,564           17.66             1,988                1.25%              21.79%
           December 31, 1998               146,678           14.50             2,126                1.25%             -30.46%
           December 31, 1997               154,417           20.85             3,219                1.25%               4.85%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

HARD ASSETS SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               11,321          $13.52              $153                1.30%             -18.06%
           December 31, 2000                 2,937           16.50                49                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS -
           STANDARD (PRE FEBRUARY 2000), ES II

           September 30, 2001              290,026          $13.37            $3,878                1.40%             -18.08%
           December 31, 2000               309,819           16.32             5,056                1.40%              -6.04%
           December 31, 1999               355,052           17.37             6,168                1.40%              21.64%
           December 31, 1998               258,034           14.28             3,685                1.40%             -30.58%
           December 31, 1997                90,379           20.57             1,859                1.40%               4.68%

HARD ASSETS SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001              104,369          $13.26            $1,384                1.45%             -18.15%
           December 31, 2000                57,353           16.20               929                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -
                                                                                                        -
HARD ASSETS SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET (PREFEBRUARY  2000) AND 5.5% SOLUTION,
           PREMIUM PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              520,690          $13.11            $6,826                1.55%             -18.22%
           December 31, 2000               598,436           16.03             9,592                1.55%              -6.20%
           December 31, 1999               696,931           17.09            11,909                1.55%              21.46%
           December 31, 1998               609,087           14.07             8,570                1.55%             -30.66%
           December 31, 1997               637,191           20.29            12,932                1.55%               4.50%

HARD ASSETS SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001               22,879          $13.01              $298                1.60%             -18.23%
           December 31, 2000                17,608           15.91               280                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

HARD ASSETS SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               16,658          $12.92              $215                1.65%             -18.28%
           December 31, 2000                 5,200           15.81                82                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION (PRE FEBRUARY 2000)

           September 30, 2001              732,161          $12.84            $9,401                1.70%             -18.32%
           December 31, 2000               861,668           15.72            13,543                1.70%              -6.32%
           December 31, 1999               565,255           16.78             9,486                1.70%              21.24%
           December 31, 1998               210,821           13.84             2,917                1.70%             -30.77%
           December 31, 1997                13,179           19.99               263                1.70%                   *

HARD ASSETS SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               31,882          $12.76              $407                1.75%             -18.31%
           December 31, 2000                18,820           15.62               294                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               85,067          $12.68            $1,079                1.80%             -18.35%
           December 31, 2000                42,632           15.53               662                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST JANUARY 2000)

           September 30, 2001              355,543          $12.52            $4,451                1.90%             -18.38%
           December 31, 2000               227,856           15.34             3,495                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           VALUE

           September 30, 2001               26,703          $14.23              $380               90.00%             -17.79%
           December 31, 2000                   337           17.31                 6               90.00%              -5.56%
           December 31, 1999                   497           18.33                 9               90.00%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

HARD ASSETS SERIES -
           ACCESS ONE, ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               64,012          $12.60              $806                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               $2,368          $12.35               $29                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                9,104          $12.28              $112                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
            ACCESS  - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                1,890          $12.20               $23                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                2,575          $12.12               $31                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HARD ASSETS SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                1,027          $11.96               $12                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ALL CAP SERIES -
           DVA

           September 30, 2001               35,906          $10.56              $379                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA SERIES 100

           September 30, 2001                3,381          $10.50               $36                1.35%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              103,204          $10.52            $1,086                1.25%              -9.39%
           December 31, 2000               $51,500           11.61               598                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               19,417          $10.51            $2,306                1.30%              -9.47%
           December 31, 2000                80,308           11.61               932                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY  2000),  PREMIUM PLUS - STANDARD (PRE 2000),
           ES II

           September 30, 2001            3,626,349          $10.49           $38,041                1.40%              -9.49%
           December 31, 2000             2,182,516           11.59            25,306                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001            3,038,199          $10.48           $31,840                1.45%              -9.58%
           December 31, 2000             1,200,520           11.59            13,913                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ALL CAP SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            1,802,723          $10.47           $18,875                1.55%              -9.59%
           December 31, 2000             1,155,496           11.58            13,379                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            1,105,848          $10.46           $11,567                1.60%              -9.59%
           December 31, 2000               819,316           11.57             9,482                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              576,525          $10.45            $6,025                1.65%              -9.68%
           December 31, 2000                70,600           11.57               817                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001            3,411,689          $10.44           $35,618                1.70%              -9.69%
           December 31, 2000             1,620,720           11.56            18,740                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              630,743          $10.43            $6,579                1.75%              -9.78%
           December 31, 2000                98,842           11.56             1,142                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001            2,173,258          $10.42           $22,645                1.80%              -9.78%
           December 31, 2000               780,053           11.55             9,011                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ALL CAP SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            3,448,130          $10.40           $35,861                1.90%              -9.88%
           December 31, 2000               986,100           11.54            11,381                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           VALUE

           September 30, 2001               42,237          $10.58              $447                0.90%              -9.18%
           December 31, 2000                15,599           11.65               182                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              281,784          $10.41            $2,933                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                  548          $10.39                $6                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               52,334          $10.39              $544                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               38,180          $10.38              $396                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ALL CAP SERIES -

           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               90,084          $10.37              $934                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               22,285          $10.36              $231                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALL CAP SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               70,617          $10.34              $730                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           DVA 80

           September 30, 2001               13,854          $29.58              $410                0.80%               3.46%
           December 31, 2000                16,523           28.59               472                0.80%              29.95%
           December 31, 1999                17,899           22.00               394                0.80%              -4.60%
           December 31, 1998                34,664           23.06               799                0.80%             -14.15%
           December 31, 1997                88,628           26.86             2,380                0.80%              21.83%

REAL ESTATE SERIES -
           DVA

           September 30, 2001              377,151          $28.83           $10,873                1.00%               3.30%
           December 31, 2000               464,383           27.91            12,962                1.00%              29.69%
           December 31, 1999               703,624           21.52            15,144                1.00%              -4.78%
           December 31, 1998             1,158,462           22.60            26,182                1.00%             -14.33%
           December 31, 1997             1,522,527           26.38            40,160                1.00%              21.57%

REAL ESTATE SERIES -
           DVA SERIES 100

           September 30, 2001                6,418          $27.57              $177                1.35%               3.03%
           December 31, 2000                 6,470           26.76               173                1.35%              29.28%
           December 31, 1999                 7,595           20.70               157                1.35%              -5.13%
           December 31, 1998                 9,562           21.82               209                1.35%             -14.60%
           December 31, 1997                22,395           25.55               572                1.35%              21.11%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

REAL ESTATE SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              114,811          $27.96            $3,210                1.25%               3.10%
           December 31, 2000               130,114           27.12             3,529                1.25%              29.39%
           December 31, 1999               136,122           20.96             2,854                1.25%              -5.03%
           December 31, 1998               170,494           22.07             3,763                1.25%             -14.52%
           December 31, 1997               173,241           25.82             4,473                1.25%              21.25%

REAL ESTATE SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               24,318          $27.75              $675                1.30%               3.04%
           December 31, 2000                 7,229           26.93               195                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              890,819          $27.43           $24,435                1.40%               2.97%
           December 31, 2000             1,006,919           26.64             5,589                1.40%              29.19%
           December 31, 1999               534,577           20.62            11,024                1.40%              -5.15%
           December 31, 1998               436,867           21.74             9,498                1.40%             -14.68%
           December 31, 1997               135,993           25.48             3,465                1.40%              21.09%

REAL ESTATE SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001              470,755          $27.22           $12,814                1.45%               2.95%
           December 31, 2000               211,380           26.44            26,821                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              721,802          $26.91           $19,424                1.55%               2.87%
           December 31, 2000               738,550           26.16            19,321                1.55%              28.99%
           December 31, 1999               742,363           20.28            15,059                1.55%              -5.32%
           December 31, 1998               914,501           21.42            19,588                1.55%             -14.80%
           December 31, 1997               897,320           25.14            22,556                1.55%              20.90%






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

REAL ESTATE SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS -
           ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              116,522          $26.70            $3,111                1.60%               2.81%
           December 31, 2000                86,644           25.97             2,250                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               55,167          $26.53            $1,464                1.65%               2.79%
           December 31, 2000                12,612           25.81               326                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              901,067          $26.36           $23,752                1.70%               2.77%
           December 31, 2000               826,871           25.65            21,212                1.70%              28.77%
           December 31, 1999               554,454           19.92            11,045                1.70%              -5.46%
           December 31, 1998               426,516           21.07             8,985                1.70%             -14.90%
           December 31, 1997                45,472           24.76             1,125                1.70%                   *

REAL ESTATE SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               70,909          $26.19            $1,857                1.75%               2.71%
           December 31, 2000                25,056           25.50               639                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              217,926          $26.02            $5,671                1.80%               2.68%
           December 31, 2000                77,442           25.34             1,963                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              367,699          $25.69            $9,446                1.90%               2.60%
           December 31, 2000               192,508           25.04             4,820                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

REAL ESTATE SERIES -
           VALUE

           September 30, 2001               19,118          $29.21              $559                0.90%               3.40%
           December 31, 2000                 1,113           28.25                31                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS ONE

           September 30, 2001                   74          $30.74                $2                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               43,248          $25.86            $1,118                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001                  896          $25.36               $23                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                5,058          $25.20              $128                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                1,662          $25.03               $42                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

REAL ESTATE SERIES -
            ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                3,768          $24.87               $94                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

REAL ESTATE SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               13,021          $24.55              $320                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           DVA 80

           September 30, 2001               37,562          $29.00            $1,089                0.80%               3.76%
           December 31, 2000                41,530           27.95             1,160                0.80%              21.00%
           December 31, 1999                56,149           23.10             1,297                0.80%               6.06%
           December 31, 1998                98,853           21.78             2,153                0.80%               5.07%
           December 31, 1997               130,310           20.73             2,701                0.80%              14.44%

FULLY MANAGED SERIES -
           DVA

           September 30, 2001            1,460,868          $28.27           $41,299                1.00%               3.63%
           December 31, 2000             1,795,012           27.28            48,972                1.00%              20.76%
           December 31, 1999             2,766,340           22.59            62,500                1.00%               5.86%
           December 31, 1998             4,133,650           21.34            88,227                1.00%               4.81%
           December 31, 1997             5,032,148           20.36           102,451                1.00%              14.20%

FULLY MANAGED SERIES -
           DVA SERIES 100

           September 30, 2001               26,010          $27.02              $703                1.35%               3.33%
           December 31, 2000                26,037           26.15               681                1.35%              20.34%
           December 31, 1999                28,071           21.73               610                1.35%               5.43%
           December 31, 1998                33,313           20.61               686                1.35%               4.51%
           December 31, 1997                36,340           19.72               717                1.35%              13.76%

FULLY MANAGED SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              450,920          $27.41           $12,360                1.25%               3.39%
           December 31, 2000               473,557           26.51            12,553                1.25%              20.45%
           December 31, 1999               549,088           22.01            12,084                1.25%               5.61%
           December 31, 1998               544,623           20.84            11,351                1.25%               4.57%
           December 31, 1997               418,686           19.93             8,345                1.25%              13.91%






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

FULLY MANAGED SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              117,448          $27.21            $3,196                1.30%               3.38%
           December 31, 2000                30,174           26.32               794                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            4,154,049          $26.89          $111,703                1.40%               3.26%
           December 31, 2000             3,264,322           26.04            84,988                1.40%              20.28%
           December 31, 1999             2,546,588           21.65            55,126                1.40%               5.46%
           December 31, 1998             1,628,157           20.53            33,431                1.40%               4.43%
           December 31, 1997               414,805           19.66             8,157                1.40%              13.71%

FULLY MANAGED SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,762,048          $26.69           $47,029                1.45%               3.29%
           December 31, 2000               507,008           25.84            13,103                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            3,559,113          $26.39           $93,925                1.55%               3.21%
           December 31, 2000             3,165,782           25.57            80,951                1.55%              20.10%
           December 31, 1999             3,304,306           21.29            70,358                1.55%               5.24%
           December 31, 1998             2,780,652           20.23            56,246                1.55%               4.28%
           December 31, 1997             1,766,390           19.40            34,271                1.55%              13.55%

FULLY MANAGED SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              458,283          $26.18           $11,998                1.60%               3.15%
           December 31, 2000               185,069           25.38             4,697                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

FULLY MANAGED SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              336,189          $26.01            $8,744                1.65%               3.09%
           December 31, 2000                61,545           25.23             1,552                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001            4,403,937          $25.84          $113,798                1.70%               3.07%
           December 31, 2000             3,237,449           25.07            81,175                1.70%              19.89%
           December 31, 1999             3,118,319           20.91            65,207                1.70%               5.08%
           December 31, 1998             1,727,706           19.90            34,373                1.70%               4.13%
           December 31, 1997               108,930           19.11             2,082                1.70%                   *

FULLY MANAGED SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              322,690          $25.68            $8,287                1.75%               3.05%
           December 31, 2000                15,600           24.92               389                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001            1,555,255          $25.51           $39,675                1.80%               2.99%
           December 31, 2000               400,243           24.77             9,915                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
JANUARY 2000)

           September 30, 2001            1,451,822          $25.18           $36,557                1.90%               2.90%
           December 31, 2000               183,884           24.47             4,500                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           VALUE

           September 30, 2001               36,677          $28.63            $1,050                0.90%               3.66%
           December 31, 2000                 8,003           27.62               221                0.90%              20.88%
           December 31, 1999                 1,564           22.85                36                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

FULLY MANAGED SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              166,487          $25.35            $4,221                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               14,489          $24.86              $360                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               14,156          $24.70              $350                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               32,683          $24.54              $802                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               18,077          $24.38              $441                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FULLY MANAGED SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               43,596          $24.07            $1,049                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EQUITY INCOME SERIES -
           DVA 80

           September 30, 2001              133,850          $23.98            $3,209                0.80%              -6.58%
           December 31, 2000               163,007           25.67             4,184                0.80%              12.05%
           December 31, 1999               227,648           22.91             5,216                0.80%              -1.50%
           December 31, 1998               420,357           23.26             9,778                0.80%               7.39%
           December 31, 1997               551,677           21.66            11,950                0.80%              16.48%

EQUITY INCOME SERIES -
           DVA

           September 30, 2001            2,598,808          $23.38           $60,760                1.00%              -6.70%
           December 31, 2000             3,173,809           25.06            79,531                1.00%              11.83%
           December 31, 1999             5,014,068           22.41           112,377                1.00%              -1.71%
           December 31, 1998             7,799,102           22.80           177,844                1.00%               7.14%
           December 31, 1997             9,651,400           21.28           205,341                1.00%              16.28%

EQUITY INCOME SERIES -
           DVA SERIES 100

           September 30, 2001               38,296          $22.35              $856                1.35%              -6.95%
           December 31, 2000                41,479           24.02               996                1.35%              11.41%
           December 31, 1999                52,427           21.56             1,130                1.35%              -2.04%
           December 31, 1998                64,749           22.01             1,425                1.35%               6.79%
           December 31, 1997                86,050           20.61             1,773                1.35%              15.84%

EQUITY INCOME SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              296,678          $22.67            $6,725                1.25%              -6.90%
           December 31, 2000               324,404           24.35             7,898                1.25%              11.54%
           December 31, 1999               381,468           21.83             8,327                1.25%              -1.98%
           December 31, 1998               395,764           22.27             8,812                1.25%               6.91%
           December 31, 1997               328,740           20.83             6,847                1.25%              15.98%

EQUITY INCOME SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               77,461          $22.50            $1,743                1.30%              -6.91%
           December 31, 2000                24,472           24.17               591                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            2,615,214          $22.25           $58,189                1.40%              -6.94%
           December 31, 2000             2,309,476           23.91            55,228                1.40%              11.36%
           December 31, 1999             2,014,453           21.47            43,259                1.40%              -2.14%
           December 31, 1998               800,489           21.94            17,560                1.40%               6.76%
           December 31, 1997               255,396           20.55             5,248                1.40%              15.79%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EQUITY INCOME SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001            1,229,523          $22.07           $27,135                1.45%              -7.03%
           December 31, 2000               470,889           23.74            11,178                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            2,317,425          $21.82           $50,566                1.55%              -7.11%
           December 31, 2000             2,237,389           23.49            52,548                1.55%              11.22%
           December 31, 1999             2,523,887           21.12            53,311                1.55%              -2.27%
           December 31, 1998             1,980,779           21.61            42,806                1.55%               6.56%
           December 31, 1997             1,485,966           20.28            30,129                1.55%              15.64%

EQUITY INCOME SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              371,630          $21.65            $8,045                1.60%              -7.12%
           December 31, 2000               225,138           23.31             5,248                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
            DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              299,389          $21.51            $6,440                1.65%              -7.16%
           December 31, 2000                79,161           23.17             1,834                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001            2,985,218          $21.37           $63,794                1.70%              -7.21%
           December 31, 2000             2,552,792           23.03            58,792                1.70%              11.04%
           December 31, 1999             2,294,950           20.74            47,606                1.70%              -2.45%
           December 31, 1998               744,366           21.26            15,822                1.70%               6.46%
           December 31, 1997                35,953           19.97               718                1.70%                   *

EQUITY INCOME SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              245,234          $21.24            $5,208                1.75%              -7.21%
           December 31, 2000                30,890           22.89               707                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EQUITY INCOME SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              876,051          $21.10           $18,484                1.80%              -7.25%
           December 31, 2000               311,484           22.75             7,087                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              981,078          $20.83           $20,435                1.90%              -7.34%
           December 31, 2000               238,986           22.48             5,372                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
            VALUE

           September 30, 2001               28,406          $23.68              $672                0.90%              -6.62%
           December 31, 2000                22,752           25.36               577                0.90%              11.92%
           December 31, 1999                 2,555           22.66                58                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           ACCESS ONE

           September 30, 2001                  875          $24.92               $22                0.50%              -6.35%
           December 31, 2000                   833           26.61                22                0.50%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              109,862          $20.96            $2,302                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               20,704          $20.56              $426                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EQUITY INCOME SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                8,906          $20.43              $182                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               36,139          $20.30              $734                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -
            ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               14,648          $20.17              $295                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY INCOME SERIES -


           September 30, 2001               13,162          $19.91              $262                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           DVA 80


           September 30, 2001               17,442          $20.78              $363                0.80%             -21.56%
           December 31, 2000                18,401           26.49               487                0.80%             -15.90%
           December 31, 1999                54,304           31.50             1,710                0.80%              23.67%
           December 31, 1998                90,966           25.47             2,317                0.80%              11.76%
           December 31, 1997               125,546           22.79             2,861                0.80%              27.92%

CAPITAL APPRECIATION SERIES -
           DVA

           September 30, 2001            1,570,888          $20.40           $32,046                1.00%             -21.63%
           December 31, 2000             2,026,254           26.03            52,747                1.00%             -16.06%
           December 31, 1999             3,034,250           31.01            94,106                1.00%              23.40%
           December 31, 1998             4,689,939           25.13           117,875                1.00%              11.54%
           December 31, 1997             5,724,823           22.53           128,989                1.00%              27.66%






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL APPRECIATION SERIES -
           DVA SERIES 100

           September 30, 2001               22,015          $19.72              $434                1.35%             -21.87%
           December 31, 2000                25,937           25.24               655                1.35%             -16.37%
           December 31, 1999                29,781           30.18               899                1.35%              22.93%
           December 31, 1998                49,076           24.55             1,205                1.35%              11.19%
           December 31, 1997                46,932           22.08             1,036                1.35%              27.20%

CAPITAL APPRECIATION SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              369,488          $19.94            $7,368                1.25%             -21.80%
           December 31, 2000               453,894           25.50            11,575                1.25%             -16.28%
           December 31, 1999               431,150           30.46            13,132                1.25%              23.07%
           December 31, 1998               413,115           24.75            10,223                1.25%              11.29%
           December 31, 1997               353,774           22.24             7,868                1.25%              27.35%

CAPITAL APPRECIATION SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              152,791          $19.82            $3,029                1.30%             -21.85%
           December 31, 2000                97,043           25.36             2,461                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            3,351,110          $19.66           $65,883                1.40%             -21.89%
           December 31, 2000             3,626,696           25.17            91,289                1.40%             -16.41%
           December 31, 1999             2,412,721           30.11            72,649                1.40%              22.90%
           December 31, 1998             1,342,757           24.50            32,897                1.40%              11.11%
           December 31, 1997               312,229           22.05             6,885                1.40%              27.14%

CAPITAL APPRECIATION SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001            1,731,016          $19.54           $33,824                1.45%             -21.93%
           December 31, 2000             1,210,622           25.03            30,300                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL APPRECIATION SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            3,806,839          $19.38           $73,777                1.55%             -22.01%
           December 31, 2000             4,174,489           24.85           103,716                1.55%             -16.53%
           December 31, 1999             3,839,680           29.77           114,290                1.55%              22.71%
           December 31, 1998             2,787,732           24.26            67,619                1.55%              10.93%
           December 31, 1997             1,772,316           21.87            38,752                1.55%              26.99%

CAPITAL APPRECIATION SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              923,423          $19.26           $17,785                1.60%             -22.02%
           December 31, 2000               847,242           24.70            20,927                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
            DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              283,338          $19.17            $5,432                1.65%             -22.04%
           December 31, 2000               124,676           24.59             3,066                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -


           September 30, 2001            4,148,488          $19.08           $79,154                1.70%             -22.06%
           December 31, 2000             4,496,266           24.48           110,086                1.70%             -16.68%
           December 31, 1999             3,574,164           29.38           104,999                1.70%              22.52%
           December 31, 1998             1,023,964           23.98            24,551                1.70%              10.76%
           December 31, 1997                69,624           21.65             1,507                1.70%                   *

CAPITAL APPRECIATION SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              347,985          $18.99            $6,608                1.75%             -22.11%
           December 31, 2000               109,154           24.38             2,661                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001            1,426,977          $18.90           $26,970                1.80%             -22.13%
           December 31, 2000               981,676           24.27            23,825                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL APPRECIATION SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,568,864          $18.72           $29,369                1.90%             -22.19%
           December 31, 2000               969,120           24.06            23,314                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           VALUE

           September 30, 2001               38,940          $20.59              $802                0.90%             -21.59%
           December 31, 2000                31,436           26.26               825                0.90%             -15.99%
           December 31, 1999                 5,832           31.26               182                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           VALUE ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               68,629          $18.81            $1,310                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               10,568          $18.54              $196                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               15,006          $18.45              $277                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               14,730          $18.36              $271                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL APPRECIATION SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                5,598          $18.27              $102                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL APPRECIATION SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               17,480          $18.10              $316                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
             DVA 80

           September 30, 2001               21,750          $20.55              $447                0.80%             -21.02%
           December 31, 2000                36,302           26.02               944                0.80%              -2.87%
           December 31, 1999                48,495           26.79             1,299                0.80%              14.93%
           December 31, 1998               139,495           23.31             3,251                0.80%              13.27%
           December 31, 1997               185,857           20.58             3,826                0.80%              28.75%

RISING DIVIDENDS SERIES -
           DVA

           September 30, 2001            1,634,016          $20.22           $33,040                1.00%             -21.14%
           December 31, 2000             2,135,681           25.64            54,757                1.00%              -3.10%
           December 31, 1999             3,167,912           26.46            83,810                1.00%              14.74%
           December 31, 1998             4,465,604           23.06           102,983                1.00%              12.98%
           December 31, 1997             4,885,378           20.41            99,708                1.00%              28.53%

RISING DIVIDENDS SERIES -
           DVA SERIES 100

           September 30, 2001               42,790          $19.66              $841                1.35%             -21.33%
           December 31, 2000                51,586           24.99             1,289                1.35%              -3.44%
           December 31, 1999                62,149           25.88             1,608                1.35%              14.31%
           December 31, 1998                92,161           22.64             2,086                1.35%              12.58%
           December 31, 1997                85,890           20.11             1,727                1.35%              28.11%

RISING DIVIDENDS SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001            1,020,054          $19.84           $20,238                1.25%             -21.30%
           December 31, 2000             1,150,706           25.21            29,006                1.25%              -3.30%
           December 31, 1999             1,251,144           26.07            32,623                1.25%              14.39%
           December 31, 1998             1,199,087           22.79            27,323                1.25%              12.71%
           December 31, 1997               795,321           20.22            16,079                1.25%              28.23%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RISING DIVIDENDS SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              172,141          $19.74            $3,398                1.30%             -21.32%
           December 31, 2000                95,313           25.09             2,391                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            7,381,618          $19.61          $144,753                1.40%             -21.37%
           December 31, 2000             8,035,273           24.94           200,360                1.40%              -3.45%
           December 31, 1999             7,496,161           25.83           193,646                1.40%              15.16%
           December 31, 1998             4,591,470           22.61           103,810                1.40%              11.65%
           December 31, 1997               853,473           20.09            17,146                1.40%              28.01%

RISING DIVIDENDS SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,598,556          $19.50           $31,172                1.45%             -21.40%
           December 31, 2000             1,073,372           24.81            26,632                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            8,734,394          $19.38          $169,273                1.55%             -21.44%
           December 31, 2000             9,797,332           24.67           241,653                1.55%              -3.60%
           December 31, 1999            10,160,317           25.59           260,024                1.55%              14.09%
           December 31, 1998             7,386,288           22.43           165,696                1.55%              12.37%
           December 31, 1997             3,706,709           19.96            73,999                1.55%              27.79%

RISING DIVIDENDS SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              514,097          $19.27            $9,907                1.60%             -21.48%
           December 31, 2000               440,779           24.54            10,816                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RISING DIVIDENDS SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              700,642          $19.19           $13,445                1.65%             -21.51%
           December 31, 2000               428,500           24.45            10,477                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            9,084,472          $19.11          $173,604                1.70%             -21.55%
           December 31, 2000             9,922,551           24.36           241,712                1.70%              -3.75%
           December 31, 1999             9,473,482           25.31           239,807                1.70%              13.91%
           December 31, 1998             4,305,084           22.22            95,669                1.70%              12.17%
           December 31, 1997               179,402           19.81             3,553                1.70%                   *

RISING DIVIDENDS SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              384,494          $19.04            $7,321                1.75%             -21.55%
           December 31, 2000               119,426           24.27             2,898                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,331,758          $18.95           $25,237                1.80%             -21.63%
           December 31, 2000               803,307           24.18            19,425                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
JANUARY 2000)

           September 30, 2001            1,357,290          $18.80           $25,517                1.90%             -21.67%
           December 31, 2000               713,282           24.00            17,122                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           VALUE

           September 30, 2001               37,004          $20.39              $754                0.90%             -21.06%
           December 31, 2000                33,143           25.83               856                0.90%              -2.97%
           December 31, 1999                10,416           26.62               277                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RISING DIVIDENDS SERIES -
           ACCESS ONE

           September 30, 2001                   48          $21.05                $1                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               53,470          $18.88            $1,010                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                   44          $18.73                $1                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               20,629          $18.65              $385                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               13,511          $18.58              $251                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               23,644          $18.50              $437                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RISING DIVIDENDS SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                7,346          $18.43              $135                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RISING DIVIDENDS SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                8,922          $18.28              $163                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
            DVA 80

           September 30, 2001                6,381          $17.10              $109                0.80%             -15.14%
           December 31, 2000                 7,265           20.15               146                0.80%               7.93%
           December 31, 1999                17,173           18.67               321                0.80%              -0.32%
           December 31, 1998                29,442           18.73               552                0.80%               0.75%
           December 31, 1997                58,265           18.59             1,083                0.80%              26.27%

VALUE EQUITY SERIES -
            DVA

           September 30, 2001              329,441          $16.87            $5,558                1.00%             -15.27%
           December 31, 2000               402,922           19.91             8,021                1.00%               7.68%
           December 31, 1999               650,130           18.49            12,018                1.00%              -0.48%
           December 31, 1998             1,052,008           18.58            19,542                1.00%               0.54%
           December 31, 1997             1,369,251           18.48            25,301                1.00%              26.02%
VALUE EQUITY SERIES -
           DVA SERIES 100

           September 30, 2001               13,109          $16.47              $216                1.35%             -15.50%
           December 31, 2000                11,002           19.49               214                1.35%               7.32%
           December 31, 1999                13,030           18.16               237                1.35%              -0.87%
           December 31, 1998                20,539           18.32               376                1.35%               0.22%
           December 31, 1997                24,986           18.28               457                1.35%              25.53%

VALUE EQUITY SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              333,410          $16.61            $5,538                1.25%             -15.38%
           December 31, 2000               373,943           19.63             7,342                1.25%               7.39%
           December 31, 1999               433,555           18.28             7,924                1.25%              -0.71%
           December 31, 1998               454,942           18.41             8,377                1.25%               0.27%
           December 31, 1997               372,681           18.36             6,843                1.25%              25.68%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

VALUE EQUITY SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               49,277          $16.53              $815                1.30%             -15.45%
           December 31, 2000                23,912           19.55               468                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            2,304,705          $16.44           $37,889                1.40%             -15.52%
           December 31, 2000             2,586,369           19.46            50,333                1.40%               7.28%
           December 31, 1999             1,825,971           18.14            33,129                1.40%              -0.93%
           December 31, 1998             1,415,540           18.31            25,913                1.40%               0.16%
           December 31, 1997               469,649           18.28             8,586                1.40%              25.49%

VALUE EQUITY SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001              729,601          $16.36           $11,936                1.45%             -15.58%
           December 31, 2000               472,034           19.38             9,146                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            2,453,994          $16.27           $39,927                1.55%             -15.66%
           December 31, 2000             2,589,777           19.29            49,949                1.55%               7.11%
           December 31, 1999             2,709,066           18.01            48,787                1.55%              -1.04%
           December 31, 1998             2,736,310           18.20            49,797                1.55%               0.00%
           December 31, 1997             1,793,172           18.20            32,639                1.55%              25.30%

VALUE EQUITY SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              235,486          $16.20            $3,815                1.60%             -15.63%
           December 31, 2000               143,195           19.20             2,749                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

VALUE EQUITY SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              140,781          $16.14            $2,272                1.65%             -15.67%
           December 31, 2000                41,973           19.14               803                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001            2,266,972          $16.08           $36,453                1.70%             -15.72%
           December 31, 2000             2,230,349           19.08            42,553                1.70%               6.95%
           December 31, 1999             1,956,244           17.84            34,902                1.70%              -1.22%
           December 31, 1998             1,201,314           18.06            21,692                1.70%              -0.17%
           December 31, 1997               118,902           18.09             2,150                1.70%                   *

VALUE EQUITY SERIES -
            DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              109,804          $16.03            $1,760                1.75%             -15.76%
           December 31, 2000                10,293           19.03               196                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001              538,987          $15.98            $8,613                1.80%             -15.76%
           December 31, 2000               298,983           18.97             5,672                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
JANUARY 2000)

           September 30, 2001              498,678          $15.87            $7,867                1.90%             -15.81%
           December 31, 2000               162,505           18.85             3,064                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           VALUE

           September 30, 2001                7,755          $16.98              $132                0.90%             -15.18%
           December 31, 2000                 3,296           20.02                66                0.90%               7.75%
           December 31, 1999                 3,333           18.58                62                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

VALUE EQUITY SERIES -
           VALUE VA OPTION II

           September 30, 2001                  510          $16.58                $9                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           VALUE VA BONUS OPTION I

           September 30, 2001                  669          $16.36               $11                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
            VALUE ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               46,949          $15.92              $748                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               14,013          $15.76              $221                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                8,661          $15.71              $136                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           VALUE ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               20,935          $15.65              $328                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

VALUE EQUITY SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                4,882          $15.60               $76                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE EQUITY SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               10,195          $15.49              $158                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           DVA 80

           September 30, 2001               19,549          $12.12              $237                0.80%             -37.88%
           December 31, 2000                33,313           19.51               650                0.80%             -13.13%
           December 31, 1999                18,395           22.46               413                0.80%              55.00%
           December 31, 1998                53,353           14.49               773                0.80%               0.00%
           December 31, 1997               102,523           14.49             1,485                0.80%              22.18%

STRATEGIC EQUITY SERIES -
             DVA

           September 30, 2001              206,413          $11.97            $2,471                1.00%             -37.98%
           December 31, 2000               277,049           19.30             5,348                1.00%             -13.34%
           December 31, 1999               419,542           22.27             9,345                1.00%              54.65%
           December 31, 1998               772,105           14.40            11,117                1.00%              -0.14%
           December 31, 1997             1,011,370           14.42            14,587                1.00%              21.89%

STRATEGIC EQUITY SERIES -
            DVA SERIES 100

           September 30, 2001                9,145          $11.72              $107                1.35%             -38.15%
           December 31, 2000                 9,208           18.95               174                1.35%             -13.63%
           December 31, 1999                 6,159           21.94               135                1.35%              54.18%
           December 31, 1998                22,096           14.23               315                1.35%              -0.56%
           December 31, 1997                34,778           14.31               498                1.35%              21.50%

STRATEGIC EQUITY SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              375,177          $11.81            $4,431                1.25%             -38.07%
           December 31, 2000               469,023           19.07             8,946                1.25%             -13.55%
           December 31, 1999               455,696           22.06            10,053                1.25%              54.27%
           December 31, 1998               508,588           14.30             7,272                1.25%              -0.42%
           December 31, 1997               406,747           14.36             5,840                1.25%              21.64%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

STRATEGIC EQUITY SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              130,332          $11.76            $1,533                1.30%             -38.11%
           December 31, 2000               107,927           19.00             2,051                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            3,821,905          $11.70           $44,716                1.40%             -38.16%
           December 31, 2000             4,824,610           18.92            91,300                1.40%             -13.69%
           December 31, 1999             2,450,796           21.92            53,725                1.40%              54.04%
           December 31, 1998             1,105,850           14.23            15,735                1.40%              -0.56%
           December 31, 1997               554,068           14.31             7,929                1.40%              21.43%

STRATEGIC EQUITY SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001            2,058,082          $11.65           $23,976                1.45%             -38.20%
           December 31, 2000             1,797,957           18.85            33,893                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            2,756,353          $11.60           $31,973                1.55%             -38.23%
           December 31, 2000             3,565,530           18.78            66,946                1.55%             -13.77%
           December 31, 1999             2,655,079           21.78            57,835                1.55%              53.81%
           December 31, 1998             1,731,615           14.16            24,521                1.55%              -0.70%
           December 31, 1997             1,361,070           14.26            19,414                1.55%              21.22%

STRATEGIC EQUITY SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            1,080,367          $11.55           $12,478                1.60%             -38.24%
           December 31, 2000             1,149,145           18.70            21,490                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

STRATEGIC EQUITY SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              299,449          $11.51            $3,446                1.65%             -38.28%
           December 31, 2000               185,121           18.65             3,453                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            3,552,138          $11.47           $40,743                1.70%             -38.33%
           December 31, 2000             4,283,689           18.60            79,684                1.70%             -13.93%
           December 31, 1999             3,050,564           21.61            65,934                1.70%              53.59%
           December 31, 1998               827,477           14.07            11,644                1.70%              -0.92%
           December 31, 1997                49,579           14.20               704                1.70%                   *

STRATEGIC EQUITY SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              280,083          $11.44            $3,204                1.75%             -38.33%
           December 31, 2000               149,363           18.55             2,771                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,348,902          $11.41           $15,391                1.80%             -38.32%
           December 31, 2000             1,203,898           18.50            22,276                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,382,523          $11.34           $15,678                1.90%             -38.37%
           December 31, 2000             1,103,423           18.40            20,308                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
            VALUE

           September 30, 2001                    -               -                 -                    -                   -
           December 31, 2000                22,904          $19.41              $444                0.90%             -13.23%
           December 31, 1999                 3,862           22.37                86                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

STRATEGIC EQUITY SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               44,201          $11.37              $502                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                   62          $11.30                $1                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               14,522          $11.27              $164                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)


           September 30, 2001                4,007          $11.23               $45                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                1,553          $11.20               $17                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

STRATEGIC EQUITY SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                5,137          $11.17               $57                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

STRATEGIC EQUITY SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                3,466          $11.10               $38                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           DVA 80

           September 30, 2001               17,663          $14.67              $259                0.80%             -22.63%
           December 31, 2000                21,812           18.96               413                0.80%             -18.91%
           December 31, 1999                21,044           23.38               492                0.80%              49.39%
           December 31, 1998                46,417           15.65               726                0.80%              20.02%
           December 31, 1997                42,479           13.04               554                0.80%               9.45%

SMALL CAP SERIES -
            DVA

           September 30, 2001              281,641          $14.50            $4,084                1.00%             -22.75%
           December 31, 2000               372,242           18.77             6,987                1.00%             -19.06%
           December 31, 1999               506,667           23.19            11,751                1.00%              49.13%
           December 31, 1998               701,203           15.55            10,908                1.00%              19.71%
           December 31, 1997               895,702           12.99            11,632                1.00%               9.25%

SMALL CAP SERIES -
           DVA SERIES 100

           September 30, 2001               11,734          $14.21              $167                1.35%             -22.94%
           December 31, 2000                14,421           18.44               266                1.35%             -19.37%
           December 31, 1999                14,018           22.87               320                1.35%              48.60%
           December 31, 1998                18,405           15.39               283                1.35%              19.30%
           December 31, 1997                38,537           12.90               497                1.35%               8.88%

SMALL CAP SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              412,273          $14.30            $5,895                1.25%             -22.87%
           December 31, 2000               457,260           18.54             8,476                1.25%             -19.25%
           December 31, 1999               453,438           22.96            10,411                1.25%              48.70%
           December 31, 1998               446,934           15.44             6,900                1.25%              19.50%
           December 31, 1997               401,090           12.92             5,183                1.25%               8.94%

SMALL CAP SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              180,617          $14.25            $2,574                1.30%             -22.93%
           December 31, 2000                86,622           18.49             1,601                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL CAP SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            6,525,292          $14.17           $92,463                1.40%             -22.99%
           December 31, 2000             6,884,993           18.40           126,665                1.40%             -19.37%
           December 31, 1999             5,053,919           22.82           115,340                1.40%              48.47%
           December 31, 1998             2,476,498           15.37            38,058                1.40%              19.33%
           December 31, 1997               559,014           12.88             7,202                1.40%               8.76%

SMALL CAP SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001            2,366,622          $14.13           $33,440                1.45%             -23.00%
           December 31, 2000             1,586,595           18.35            29,116                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            4,906,195          $14.05           $68,932                1.55%             -23.06%
           December 31, 2000             5,436,276           18.26            99,255                1.55%             -19.49%
           December 31, 1999             4,514,345           22.68           102,399                1.55%              48.24%
           December 31, 1998             3,086,639           15.30            47,219                1.55%              19.16%
           December 31, 1997             2,049,765           12.84            26,326                1.55%               8.58%

SMALL CAP SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            1,196,347          $14.01           $16,761                1.60%             -23.06%
           December 31, 2000             1,058,396           18.21            19,276                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
            DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              403,719          $13.97            $5,640                1.65%             -23.12%
           December 31, 2000               184,093           18.17             3,344                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL CAP SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            4,683,539          $13.93           $65,241                1.70%             -23.12%
           December 31, 2000             4,812,017           18.12            87,196                1.70%             -19.65%
           December 31, 1999             3,698,983           22.55            83,400                1.70%              48.06%
           December 31, 1998             1,326,706           15.23            20,204                1.70%              18.89%
           December 31, 1997               106,014           12.81             1,357                1.70%                   *

SMALL CAP SERIES -
            DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              392,432          $13.89            $5,451                1.75%             -23.13%
           December 31, 2000               140,651           18.07             2,542                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001            1,804,449          $13.84           $24,974                1.80%             -23.24%
           December 31, 2000             1,163,996           18.03            20,986                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
            ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7 (POST
JANUARY 2000)

           September 30, 2001            1,528,325          $13.76           $21,030                1.90%             -23.30%
           December 31, 2000               825,516           17.94            14,808                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
            VALUE

           September 30, 2001               91,493          $14.59            $1,335                0.90%             -22.64%
           December 31, 2000                60,739           18.86             1,146                0.90%             -18.99%
           December 31, 1999                13,606           23.28               316                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           ACCESS ONE

           September 30, 2001                1,141          $14.93               $17                0.50%             -22.44%
           December 31, 2000                 1,040           19.25                20                0.50%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL CAP SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              162,353          $13.81            $2,242                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               10,459          $13.68              $143                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               19,056          $13.64              $260                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               39,944          $13.60              $543                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                7,094          $13.56               $96                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               24,807          $13.49              $335                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MANAGED GLOBAL SERIES -
            DVA 80

           September 30, 2001               14,955          $16.33              $244                0.80%             -23.04%
           December 31, 2000                17,976           21.22               381                0.80%             -15.26%
           December 31, 1999                33,553           25.04               840                0.80%              61.97%
           December 31, 1998                31,963           15.46               494                0.80%              28.30%
           December 31, 1997                51,316           12.05               618                0.80%              11.28%

MANAGED GLOBAL SERIES -
            DVA

           September 30, 2001            1,532,710          $16.04           $24,585                1.00%             -23.18%
           December 31, 2000             1,887,266           20.88            39,408                1.00%             -15.40%
           December 31, 1999             2,715,682           24.68            67,035                1.00%              61.62%
           December 31, 1998             3,944,829           15.27            60,230                1.00%              28.00%
           December 31, 1997             5,055,107           11.93            60,290                1.00%              11.08%

MANAGED GLOBAL SERIES -
           DVA SERIES 100

           September 30, 2001               31,605          $15.55              $491                1.35%             -23.40%
           December 31, 2000                34,905           20.30               709                1.35%             -15.70%
           December 31, 1999                38,870           24.08               936                1.35%              61.07%
           December 31, 1998                47,894           14.95               716                1.35%              27.56%
           December 31, 1997                76,803           11.72               900                1.35%              10.68%

MANAGED GLOBAL SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              506,121          $15.68            $7,936                1.25%             -23.29%
           December 31, 2000               583,929           20.44            11,937                1.25%             -15.64%
           December 31, 1999               605,044           24.23            14,658                1.25%              61.32%
           December 31, 1998               649,216           15.02             9,753                1.25%              27.72%
           December 31, 1997               525,356           11.76             6,180                1.25%              10.73%

MANAGED GLOBAL SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              186,596          $15.59            $2,909                1.30%             -23.32%
           December 31, 2000               110,792           20.33             2,253                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,655,375          $15.47           $25,609                1.40%             -23.38%
           December 31, 2000             1,348,843           20.19            27,236                1.40%             -15.77%
           December 31, 1999               676,401           23.97            16,211                1.40%              61.09%
           December 31, 1998               610,300           14.88             9,084                1.40%              27.51%
           December 31, 1997               443,665           11.67             5,179                1.40%              10.57%





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MANAGED GLOBAL SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,726,244          $15.38           $26,550                1.45%             -23.41%
           December 31, 2000               965,140           20.08            19,382                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            3,214,210          $15.26           $49,049                1.55%             -23.47%
           December 31, 2000             3,496,637           19.94            69,740                1.55%             -15.90%
           December 31, 1999             3,306,922           23.71            78,402                1.55%              60.75%
           December 31, 1998             3,354,682           14.75            49,469                1.55%              27.37%
           December 31, 1997             2,721,529           11.58            31,522                1.55%              10.41%

MANAGED GLOBAL SERIES -
            ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              775,245          $15.17           $11,760                1.60%             -23.50%
           December 31, 2000               648,150           19.83            12,855                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              715,835          $15.10           $10,809                1.65%             -23.54%
           December 31, 2000               406,790           19.75             8,034                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001              797,712          $15.03           $11,989                1.70%             -23.59%
           December 31, 2000               565,653           19.67            11,126                1.70%             -16.01%
           December 31, 1999               139,357           23.42             3,263                1.70%              60.52%
           December 31, 1998                67,979           14.59               992                1.70%              27.20%
           December 31, 1997                 3,479           11.47                40                1.70%                   *

MANAGED GLOBAL SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              294,237          $14.96            $4,402                1.75%             -23.63%
           December 31, 2000               138,197           19.59             2,707                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MANAGED GLOBAL SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,134,099          $14.89           $16,887                1.80%             -23.68%
           December 31, 2000               621,115           19.51            12,116                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
JANUARY 2000)

           September 30, 2001              978,251          $14.76           $14,439                1.90%             -23.68%
           December 31, 2000               522,271           19.34            10,103                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           VALUE

           September 30, 2001               67,679          $16.16            $1,094                0.90%             -23.08%
           December 31, 2000                16,170           21.01               340                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ACCESS ONE

           September 30, 2001                  953          $16.75               $16                0.50%             -22.88%
           December 31, 2000                   953           21.72                20                0.50%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               85,421          $14.83            $1,267                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               12,266          $14.63              $179                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MANAGED GLOBAL SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                9,092          $14.56              $132                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               35,042          $14.49              $508                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               12,423          $14.43              $179                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MANAGED GLOBAL SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               31,322          $14.30              $448                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
            DVA 80

           September 30, 2001               28,621          $26.70              $764                0.80%             -39.21%
           December 31, 2000                34,806           43.92             1,529                0.80%               7.33%
           December 31, 1999                 5,425           40.92               222                0.80%              77.60%
           December 31, 1998                31,935           23.04               736                0.80%              21.84%
           December 31, 1997                14,078           18.91               266                0.80%              18.69%

MID-CAP GROWTH SERIES -
           DVA

           September 30, 2001              905,561          $26.32           $23,834                1.00%             -39.31%
           December 31, 2000             1,208,636           43.37            52,417                1.00%               7.09%
           December 31, 1999               328,684           40.50            13,310                1.00%              77.32%
           December 31, 1998               315,603           22.84             7,210                1.00%              21.55%
           December 31, 1997               239,052           18.79             4,492                1.00%              18.42%






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MID-CAP GROWTH SERIES -
           DVA SERIES 100

           September 30, 2001               14,616          $25.68              $375                1.35%             -39.46%
           December 31, 2000                21,975           42.42               932                1.35%               6.72%
           December 31, 1999                 9,549           39.75               380                1.35%              76.67%
           December 31, 1998                12,309           22.50               277                1.35%              21.16%
           December 31, 1997                10,361           18.57               193                1.35%              18.02%

MID-CAP GROWTH SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              467,588          $25.87           $12,097                1.25%             -39.41%
           December 31, 2000               519,800           42.70            22,193                1.25%               6.83%
           December 31, 1999               287,598           39.97            11,494                1.25%              76.86%
           December 31, 1998               173,070           22.60             3,912                1.25%              21.24%
           December 31, 1997                85,870           18.64             1,600                1.25%              18.18%

MID-CAP GROWTH SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              218,378          $25.78            $5,630                1.30%             -39.43%
           December 31, 2000               122,975           42.56             5,234                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            6,476,393          $25.56          $165,537                1.40%             -39.47%
           December 31, 2000             7,313,425           42.23           308,877                1.40%               6.67%
           December 31, 1999             4,873,150           39.59           192,951                1.40%              76.50%
           December 31, 1998             1,905,008           22.43            42,722                1.40%              21.11%
           December 31, 1997               177,125           18.52             3,280                1.40%              17.99%

MID-CAP GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001            2,836,927          $25.51           $72,370                1.45%             -39.49%
           December 31, 2000             1,992,588           42.16            84,008                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MID-CAP GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            5,056,654          $25.33          $128,085                1.55%             -39.53%
           December 31, 2000             5,926,552           41.89           248,288                1.55%               6.48%
           December 31, 1999             3,717,260           39.34           146,221                1.55%              76.33%
           December 31, 1998             1,527,664           22.31            34,087                1.55%              20.92%
           December 31, 1997               518,640           18.45             9,571                1.55%              17.78%

MID-CAP GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            1,316,003          $25.24           $33,216                1.60%             -39.56%
           December 31, 2000             1,290,685           41.76            53,902                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              480,584          $25.15           $12,087                1.65%             -39.59%
           December 31, 2000               186,073           41.63             7,746                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            5,768,581          $25.06          $144,561                1.70%             -39.61%
           December 31, 2000             6,423,421           41.50           266,562                1.70%               6.36%
           December 31, 1999             4,433,019           39.02           172,992                1.70%              76.00%
           December 31, 1998             1,235,724           22.17            27,396                1.70%              20.75%
           December 31, 1997                48,346           18.36               888                1.70%                   *

MID-CAP GROWTH SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              455,958          $24.97           $11,385                1.75%             -39.64%
           December 31, 2000               162,554           41.37             6,725                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,825,791          $24.88           $45,426                1.80%             -39.67%
           December 31, 2000             1,240,675           41.24            51,162                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MID-CAP GROWTH SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,987,445          $24.70           $49,090                1.90%             -39.73%
           December 31, 2000             1,099,617           40.98            45,058                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                3,169          $25.87               $82                1.25%             -39.41%
           December 31, 2000                 3,616           42.70               155                1.25%               6.83%
           December 31, 1999                 3,692           39.97               148                1.25%              76.86%
           December 31, 1998                   981           22.60                22                1.25%              21.24%
           December 31, 1997                   202           18.64                 4                1.25%                   *

MID-CAP GROWTH SERIES -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               25,059          $25.56              $641                1.40%             -39.47%
           December 31, 2000                27,638           42.23             1,167                1.40%               6.67%
           December 31, 1999                27,138           39.59             1,075                1.40%              76.50%
           December 31, 1998                23,659           22.43               531                1.40%              21.11%
           December 31, 1997                 4,122           18.52                76                1.40%                   *

MID-CAP GROWTH SERIES -
            VALUE

           September 30, 2001               69,022          $26.52            $1,830                0.90%             -39.23%
           December 31, 2000                48,259           43.64             2,106                0.90%               7.20%
           December 31, 1999                10,373           40.71               422                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS ONE

           September 30, 2001                   53          $27.27                $1                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              120,860          $24.79            $2,997                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MID-CAP GROWTH SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                   29          $24.62                $1                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
             ACCESS ONE 200

           September 30, 2001               17,778          $24.53              $436                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               12,867          $24.44              $315                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               40,447          $24.36              $985                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               12,577          $24.27              $305                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MID-CAP GROWTH SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               19,324          $24.10              $466                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL GROWTH SERIES -
            DVA 80

           September 30, 2001                4,116          $12.27               $50                0.80%             -30.72%
           December 31, 2000                 4,517           17.71                80                0.80%             -17.78%
           December 31, 1999                 3,348           21.54                72                0.80%              24.58%
           December 31, 1998                 9,045           17.29               156                0.80%              11.05%
           December 31, 1997                41,266           15.57               643                0.80%              24.14%

CAPITAL GROWTH SERIES -
           DVA

           September 30, 2001              222,658          $12.13            $2,701                1.00%             -30.84%
           December 31, 2000               310,535           17.54             5,447                1.00%             -17.96%
           December 31, 1999               390,759           21.38             8,354                1.00%              24.30%
           December 31, 1998               486,360           17.20             8,365                1.00%              10.90%
           December 31, 1997               559,791           15.51             8,685                1.00%              23.85%

CAPITAL GROWTH SERIES -
           DVA SERIES 100

           September 30, 2001                6,943          $11.90               $83                1.35%             -31.01%
           December 31, 2000                10,129           17.25               175                1.35%             -18.25%
           December 31, 1999                11,902           21.10               251                1.35%              23.90%
           December 31, 1998                 9,399           17.03               160                1.35%              10.44%
           December 31, 1997                 9,355           15.42               144                1.35%              23.47%

CAPITAL GROWTH SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              539,160          $11.96            $6,448                1.25%             -30.99%
           December 31, 2000               603,420           17.33            10,460                1.25%             -18.18%
           December 31, 1999               598,663           21.18            12,678                1.25%              24.00%
           December 31, 1998               537,480           17.08             9,180                1.25%              10.55%
           December 31, 1997               325,440           15.45             5,027                1.25%              23.61%

CAPITAL GROWTH SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              115,080           11.93             1,373                1.30%             -31.00%
           December 31, 2000                87,080           17.29             1,506                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            6,217,395          $11.87           $73,800              140.00%             -31.03%
           December 31, 2000             6,881,891           17.21           118,442              140.00%             -18.28%
           December 31, 1999             5,870,532           21.06           123,629              140.00%              23.81%
           December 31, 1998             3,297,314           17.01            56,089              140.00%              10.38%
           December 31, 1997               438,636           15.41             6,758              140.00%              23.42%






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001            1,554,649          $11.83           $18,391                1.45%             -31.10%
           December 31, 2000             1,239,023           17.17            21,271                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            5,781,412          $11.77           $68,047                1.55%             -31.13%
           December 31, 2000             6,622,519           17.09           113,149                1.55%             -18.39%
           December 31, 1999             6,210,698           20.94           130,038                1.55%              23.61%
           December 31, 1998             3,474,459           16.94            58,850                1.55%              10.29%
           December 31, 1997             1,288,333           15.36            19,795                1.55%              23.17%

CAPITAL GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              762,872          $11.73            $8,948                1.60%             -31.16%
           December 31, 2000               740,611           17.04            12,623                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              308,685          $11.70            $3,611                1.65%             -31.18%
           December 31, 2000               181,294           17.00             3,083                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            7,402,690          $11.67           $86,389                1.70%             -31.19%
           December 31, 2000             8,274,067           16.96           140,348                1.70%             -18.54%
           December 31, 1999             7,450,249           20.82           155,103                1.70%              23.41%
           December 31, 1998             2,741,015           16.87            46,233                1.70%              10.12%
           December 31, 1997               253,936           15.32             3,891                1.70%                   *





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL GROWTH SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              287,233          $11.64            $3,343                1.75%             -31.21%
           December 31, 2000               116,196           16.92             1,966                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,431,262          $11.60           $16,602                1.80%             -31.28%
           December 31, 2000             1,171,869           16.88            19,782                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,349,664          $11.54           $15,575                1.90%             -31.31%
           December 31, 2000               874,247           16.80            14,687                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           VALUE

           September 30, 2001               44,814          $12.20              $547                0.90%             -30.80%
           December 31, 2000                21,556           17.63               380                0.90%             -17.85%
           December 31, 1999                 5,650           21.46               121                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               55,696          $11.57              $644                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               11,884          $11.48              $136                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CAPITAL GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               10,446          $11.44              $119                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               29,913          $11.41              $341                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                3,914          $11.38               $44                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CAPITAL GROWTH SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               10,771          $11.32              $122                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           DVA 80

           September 30, 2001                6,180          $19.05              $118                0.80%             -30.45%
           December 31, 2000                 6,559           27.39               180                0.80%              -5.32%
           December 31, 1999                 6,633           28.93               192                0.80%              23.26%
           December 31, 1998                14,054           23.47               330                0.80%              22.05%
           December 31, 1997                22,953           19.23               441                0.80%                   *

RESEARCH SERIES -
           DVA

           September 30, 2001              235,242          $18.79            $4,420                1.00%             -30.54%
           December 31, 2000               345,241           27.05             9,340                1.00%              -5.49%
           December 31, 1999               431,562           28.62            12,353                1.00%              22.99%
           December 31, 1998               488,822           23.27            11,377                1.00%              21.77%
           December 31, 1997               310,066           19.11             5,924                1.00%                   *






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RESEARCH SERIES -
           DVA SERIES 100

           September 30, 2001               15,773          $18.33              $289                1.35%             -30.73%
           December 31, 2000                18,310           26.46               484                1.35%              -5.84%
           December 31, 1999                18,345           28.10               515                1.35%              22.55%
           December 31, 1998                20,718           22.93               475                1.35%              21.39%
           December 31, 1997                10,225           18.89               193                1.35%                   *

RESEARCH SERIES -
            DVA PLUS - STANDARD
           (PRE FEBRUARY 2000)

           September 30, 2001              545,421          $18.46           $10,069                1.25%             -30.68%
           December 31, 2000               604,614           26.63            16,103                1.25%              -5.73%
           December 31, 1999               565,925           28.25            15,988                1.25%              22.67%
           December 31, 1998               437,189           23.03            10,068                1.25%              21.53%
           December 31, 1997               223,067           18.95             4,227                1.25%                   *

RESEARCH SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              151,062          $18.40            $2,780                1.30%             -30.70%
           December 31, 2000                86,539           26.55             2,298                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            7,280,053          $18.28          $133,079                1.40%             -30.73%
           December 31, 2000             8,149,685           26.39           215,099                1.40%              -5.88%
           December 31, 1999             6,431,948           28.04           180,345                1.40%              22.50%
           December 31, 1998             3,902,974           22.89            89,339                1.40%              21.30%
           December 31, 1997               268,126           18.87             5,058                1.40%                   *

RESEARCH SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001            2,235,494          $18.20           $40,686                1.45%             -30.80%
           December 31, 2000             1,500,906           26.30            39,472                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RESEARCH SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            6,928,877          $18.07          $125,205                1.55%             -30.85%
           December 31, 2000             7,760,199           26.13           202,800                1.55%              -6.01%
           December 31, 1999             7,240,463           27.80           201,318                1.55%              22.31%
           December 31, 1998             3,875,695           22.73            88,107                1.55%              21.10%
           December 31, 1997               816,216          $18.77           $15,317                1.55%                   *

RESEARCH SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            1,004,999          $18.01           $18,100                1.60%             -30.86%
           December 31, 2000               973,963           26.05            25,373                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              729,950          $17.95           $13,103                1.65%             -30.88%
           December 31, 2000               378,215           25.97             9,822                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            7,797,528          $17.88          $139,420                1.70%             -30.94%
           December 31, 2000             8,763,559           25.89           226,859                1.70%              -6.13%
           December 31, 1999             8,143,207           27.58           224,622                1.70%              22.09%
           December 31, 1998             3,674,201           22.59            82,990                1.70%              21.00%
           December 31, 1997               162,677           18.67             3,038                1.70%                   *

RESEARCH SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              471,282          $17.82            $8,398                1.75%             -30.96%
           December 31, 2000               160,258           25.81             4,135                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              156,645          $17.76           $27,717                1.80%             -30.95%
           December 31, 2000             1,007,294           25.72            25,911                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RESEARCH SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,579,059          $17.64           $27,855                1.90%             -30.99%
           December 31, 2000               807,166           25.56            20,632                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                3,050          $18.46               $56                1.25%             -30.68%
           December 31, 2000                 3,075           26.63                82                1.25%              -5.73%
           December 31, 1999                 2,544           28.25                72                1.25%              22.67%
           December 31, 1998                 3,070           23.03                71                1.25%              21.53%
           December 31, 1997                   102           18.95                 2                1.25%                   *

RESEARCH SERIES -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               32,664          $18.28              $597                1.45%             -30.73%
           December 31, 2000                36,485           26.39               963                1.45%              -5.88%
           December 31, 1999                37,387           28.04             1,048                1.45%              22.50%
           December 31, 1998                38,692           22.89               886                1.45%              21.30%
           December 31, 1997                11,534           18.87               218                1.45%                   *

RESEARCH SERIES -
           VALUE

           September 30, 2001               79,883          $18.92            $1,512                0.90%             -30.52%
           December 31, 2000                35,827           27.23               975                0.90%              -5.39%
           December 31, 1999                10,661           28.78               307                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
             VA OPTION II

           September 30, 2001                  109          $18.46                $2                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
            VA OPTION III

           September 30, 2001                  241          $18.26                $4                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RESEARCH SERIES -
            VA BONUS OPTION I

           September 30, 2001                1,403          $18.20               $26                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
            VA BONUS OPTION II

           September 30, 2001                2,107          $17.82               $38                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
            VA BONUS OPTION III

           September 30, 2001                   64          $17.63                $1                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              111,644          $17.70            $1,976                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001                8,156          $17.51              $143                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               12,669          $17.44              $221                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

RESEARCH SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               60,583          $17.38            $1,053                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                9,308          $17.32              $161                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               19,519          $17.20              $336                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

RESEARCH SERIES -
           VA OPTION I

           September 30, 2001                  558          $18.85               $11                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
            DVA 80

           September 30, 2001                3,875          $20.31               $79                0.80%              -5.71%
           December 31, 2000                 8,319           21.54               179                0.80%              15.56%
           December 31, 1999                 9,043           18.64               168                0.80%               2.59%
           December 31, 1998                 2,035           18.17                37                0.80%              10.66%
           December 31, 1997                 4,765           16.42                78                0.80%                   *

TOTAL RETURN SERIES -
           DVA

           September 30, 2001              243,640          $20.03            $4,880                1.00%              -5.83%
           December 31, 2000               329,747           21.27             7,013                1.00%              15.35%
           December 31, 1999               399,197           18.44             7,361                1.00%               2.33%
           December 31, 1998               431,678           18.02             7,778                1.00%              10.48%
           December 31, 1997               206,943           16.31             3,375                1.00%                   *





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN SERIES -
           DVA SERIES 100

           September 30, 2001                4,553          $19.54               $89                1.35%              -6.06%
           December 31, 2000                 7,790           20.80               162                1.35%              14.92%
           December 31, 1999                 5,119           18.10                93                1.35%               1.97%
           December 31, 1998                 6,695           17.75               119                1.35%              10.11%
           December 31, 1997                 4,909           16.12                79                1.35%                   *

TOTAL RETURN SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              734,252          $19.68           $14,450                1.25%              -6.02%
           December 31, 2000               768,269           20.94            16,086                1.25%              15.05%
           December 31, 1999               831,642           18.20            15,135                1.25%               2.08%
           December 31, 1998               616,433           17.83            10,989                1.25%              10.20%
           December 31, 1997               224,763           16.18             3,636                1.25%                   *

TOTAL RETURN SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              274,056          $19.61            $5,374                1.30%              -6.04%
           December 31, 2000                96,349           20.87             2,011                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            9,108,962          $19.48          $177,443                1.40%              -6.12%
           December 31, 2000             9,222,546           20.75           191,336                1.40%              14.89%
           December 31, 1999             8,274,089           18.06           149,429                1.40%               1.92%
           December 31, 1998             3,982,960           17.72            70,569                1.40%              10.06%
           December 31, 1997               286,032           16.10             4,606                1.40%                   *

TOTAL RETURN SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001            3,249,037          $19.41           $63,064                1.45%              -6.14%
           December 31, 2000             1,350,560           20.68            27,924                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            6,379,123          $19.27          $122,926                1.55%              -6.23%
           December 31, 2000             6,431,976           20.55           132,146                1.55%              14.74%
           December 31, 1999             6,739,205           17.91           120,710                1.55%               1.76%
           December 31, 1998             3,973,034           17.60            69,922                1.55%               9.86%
           December 31, 1997               746,754           16.02            11,962                1.55%                   *

TOTAL RETURN SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              848,279          $19.20           $16,287                1.60%              -6.25%
           December 31, 2000               597,315           20.48            12,233                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              702,859          $19.13           $13,446                1.65%              -6.32%
           December 31, 2000               205,502           20.42             4,195                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            9,439,672          $19.06          $179,920                1.70%              -6.34%
           December 31, 2000             9,095,578           20.35           185,107                1.70%              14.52%
           December 31, 1999             9,101,947           17.77           161,738                1.70%               1.60%
           December 31, 1998             3,874,737           17.49            67,753                1.70%               9.72%
           December 31, 1997               152,264           15.94             2,427                1.70%                   *

TOTAL RETURN SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              643,581          $19.00           $12,228                1.75%              -6.36%
           December 31, 2000               102,750           20.29             2,084                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            2,216,637          $18.93           $41,961                1.80%              -6.38%
           December 31, 2000               836,664           20.22            16,920                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            2,003,804          $18.79           $37,651                1.90%              -6.52%
           December 31, 2000               506,976           20.10            10,188                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                3,886          $19.68               $76                1.25%              -6.02%
           December 31, 2000                 4,433           20.94                93                1.20%              15.05%
           December 31, 1999                 4,770           18.20                87                1.25%               2.08%
           December 31, 1998                10,098           17.83               180                1.25%              10.20%
           December 31, 1997                    63           16.18                 1                1.25%                   *

TOTAL RETURN SERIES -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               24,458          $19.48              $476                1.40%              -6.12%
           December 31, 2000                27,675           20.75               574                1.40%              14.89%
           December 31, 1999                33,383           18.06               603                1.40%               1.92%
           December 31, 1998                32,769           17.72               581                1.40%              10.06%
           December 31, 1997                 4,893           16.10                79                1.40%                   *

TOTAL RETURN SERIES -
           VALUE

           September 30, 2001               96,366          $20.17            $1,944                0.90%              -5.75%
           December 31, 2000                28,821           21.40               617                0.90%              15.43%
           December 31, 1999                 3,045           18.54                56                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS ONE

           September 30, 2001                  243          $20.75                $5                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
            VA OPTION II

           September 30, 2001                4,288          $19.68               $84                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN SERIES -
            VA OPTION III

           September 30, 2001                  280          $19.47                $5                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
            VA BONUS OPTION I

           September 30, 2001               16,988          $19.40              $330                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
            VA BONUS OPTION II

           September 30, 2001               14,672          $18.99              $279                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
            VA BONUS OPTION III

           September 30, 2001                5,561          $18.79              $104                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              199,300          $18.86            $3,759                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                  360          $18.73                $7                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               51,044          $18.66              $952                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               23,295          $18.60              $433                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               90,079          $18.53            $1,669                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               34,665          $18.46              $640                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               37,681          $18.33              $691                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TOTAL RETURN SERIES -
            VA OPTION I

           September 30, 2001                3,332          $20.10               $67                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH SERIES -
            DVA 80

           September 30, 2001               29,459          $14.28              $421                0.80%             -36.95%
           December 31, 2000                33,891           22.65               768                0.80%             -22.62%
           December 31, 1999                47,480           29.27             1,390                0.80%              76.64%
           December 31, 1998                35,295           16.57               585                0.80%              25.82%
           December 31, 1997                41,904           13.17               552                0.80%                   *

GROWTH SERIES -
           DVA

           September 30, 2001              520,610          $14.12            $7,351                1.00%             -37.08%
           December 31, 2000               776,539           22.44            17,425                1.00%             -22.75%
           December 31, 1999               818,663           29.05            23,785                1.00%              76.38%
           December 31, 1998               299,829           16.47             4,940                1.00%              25.53%
           December 31, 1997               230,798           13.12             3,028                1.00%                   *

GROWTH SERIES -
           DVA SERIES 100

           September 30, 2001               20,302          $13.85              $281                1.35%             -37.25%
           December 31, 2000                28,302           22.07               624                1.35%             -23.02%
           December 31, 1999                28,942           28.67               830                1.35%              75.78%
           December 31, 1998                11,112           16.31               181                1.35%              25.08%
           December 31, 1997                 2,137           13.04                28                1.35%                   *

GROWTH SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              766,352          $13.93           $10,675                1.25%             -37.17%
           December 31, 2000               913,550           22.17            20,257                1.25%             -22.97%
           December 31, 1999               758,379           28.78            21,827                1.25%              75.92%
           December 31, 1998               362,210           16.36             5,926                1.25%              25.27%
           December 31, 1997               161,235           13.06             2,106                1.25%                   *

GROWTH SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              447,747          $13.89            $6,219                1.30%             -37.21%
           December 31, 2000               325,133           22.12             7,192                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001           16,208,148          $13.81          $223,836                1.40%             -37.28%
           December 31, 2000            18,211,995           22.02           400,965                1.40%             -23.06%
           December 31, 1999            14,289,972           28.62           408,990                1.40%              75.69%
           December 31, 1998             3,293,704           16.29            53,670                1.40%              25.02%
           December 31, 1997               343,006           13.03             4,470                1.40%                   *





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001            5,983,525          $13.77           $82,393                1.45%             -37.30%
           December 31, 2000             4,730,311           21.96           103,884                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001           11,389,310          $13.70          $156,034                1.55%             -37.33%
           December 31, 2000            13,563,137           21.86           296,433                1.55%             -23.19%
           December 31, 1999            11,168,535           28.46           317,801                1.55%              75.46%
           December 31, 1998             2,452,149           16.22            39,786                1.55%              24.87%
           December 31, 1997               763,169           12.99             9,917                1.55%                   *

GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001            3,071,660          $13.65           $41,928                1.60%             -37.39%
           December 31, 2000             3,020,949           21.80            65,867                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001            1,077,752          $13.62           $14,679                1.65%             -37.38%
           December 31, 2000               693,052           21.75            15,074                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001           15,516,505          $13.58          $210,714                1.70%             -37.42%
           December 31, 2000            18,166,964           21.70           394,196                1.70%             -23.29%
           December 31, 1999            15,200,894           28.29           430,081                1.70%              75.06%
           December 31, 1998             2,354,360           16.16            38,039                1.70%              24.69%
           December 31, 1997               238,200           12.96             3,087                1.70%                   *

GROWTH SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              914,364          $13.54           $12,381                1.75%             -37.46%
           December 31, 2000               437,723           21.65             9,475                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            4,782,438          $13.50           $64,563                1.80%             -37.47%
           December 31, 2000             3,791,737           21.59            81,880                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            3,782,348          $13.43           $50,797                1.90%             -37.51%
           December 31, 2000             2,741,325           21.49            58,911                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           VALUE

           September 30, 2001              108,342          $14.20            $1,539                0.90%             -37.03%
           December 31, 2000                89,147           22.55             2,010                0.90%             -22.67%
           December 31, 1999                27,642           29.16               806                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
            ACCESS ONE

           September 30, 2001                  808          $14.52               $12                0.50%             -36.81%
           December 31, 2000                   808           22.98                19                0.50%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              190,726          $13.47            $2,569                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                   59          $13.39                $1                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               29,936          $13.35              $400                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               15,833          $13.32              $211                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               68,842          $13.28              $914                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               21,376          $13.24              $283                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               23,940          $13.17              $315                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           DVA 80

           September 30, 2001                    1          $12.46                 -                0.80%               2.21%
           December 31, 2000                     1           12.19                 -                0.80%                   *
           December 31, 1999                     -               -                 -                    -                  -*
           December 31, 1998                 1,419           13.42                19                0.80%                   *
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CORE BOND SERIES -
           DVA

           September 30, 2001               27,157          $12.28              $334                1.00%               2.08%
           December 31, 2000                23,535           12.03               283                1.00%              -0.08%
           December 31, 1999                24,119           12.04               291                1.00%              -9.54%
           December 31, 1998                13,446           13.31               179                1.00%                   *
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               85,379          $12.07            $1,031                1.25%               1.86%
           December 31, 2000                59,545           11.85               705                1.25%              -0.25%
           December 31, 1999                35,081           11.88               417                1.25%              -9.79%
           December 31, 1998                 6,337           13.17                83                1.25%                   *
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               52,003          $12.03              $626                1.30%               1.86%
           December 31, 2000                16,337           11.81               193                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            1,570,471          $11.94           $18,752                1.40%               1.70%
           December 31, 2000             1,222,759           11.74            14,352                1.40%              -0.42%
           December 31, 1999               753,003           11.79             8,880                1.40%              -9.93%
           December 31, 1998               396,068           13.09             5,184                1.40%              10.28%
           December 31, 1997                10,655           11.87               126                1.40%                   *

CORE BOND SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,021,300          $11.90           $12,154                1.45%               1.71%
           December 31, 2000               380,506           11.70             4,451                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CORE BOND SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              755,903          $11.82            $8,935                1.55%               1.72%
           December 31, 2000               490,596           11.62             5,703                1.55%              -0.68%
           December 31, 1999               382,609           11.70             4,475                1.55%             -10.00%
           December 31, 1998               119,924           13.00             1,560                1.55%              10.08%
           December 31, 1997                   310           11.81                 4                1.55%                   *

CORE BOND SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              230,279          $11.77            $2,710                1.60%               1.55%
           December 31, 2000               149,939           11.59             1,738                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
            DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              129,309          $11.73            $1,517                1.65%               1.56%
           December 31, 2000                14,625           11.55               169                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
            ACCESS - 7% SOLUTION (PRE FEBRUARY 2000), PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001            1,301,011          $11.69           $15,209                1.70%               1.56%
           December 31, 2000               774,315           11.51             8,916                1.70%              -0.78%
           December 31, 1999               619,047           11.60             7,183                1.70%             -10.22%
           December 31, 1998               194,008           12.92             2,506                1.70%               9.96%
           December 31, 1997                 6,455           11.75                76                1.70%                   *

CORE BOND SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              217,461          $11.65            $2,533                1.75%               1.48%
           December 31, 2000                16,854           11.48               194                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
            ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001              601,854          $11.61            $6,988                1.80%               1.49%
           December 31, 2000               183,296           11.44             2,097                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CORE BOND SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              796,864          $11.52            $9,180                1.90%               1.32%
           December 31, 2000               101,438           11.37             1,153                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           VALUE

           September 30, 2001               14,554          $12.37              $180                0.90%               2.15%
           December 31, 2000                 3,821           12.11                46                0.90%               0.00%
           December 31, 1999                   982           12.11                12                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           VA OPTION II

           September 30, 2001                7,070          $12.07               $85                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           VA OPTION III

           September 30, 2001                1,641          $11.94               $20                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           VA BONUS OPTION I

           September 30, 2001               38,207          $11.90              $455                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           VA BONUS OPTION II

           September 30, 2001               45,272          $11.65              $527                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CORE BOND SERIES -
            VA BONUS OPTION III

           September 30, 2001               10,421          $11.52              $120                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               68,308          $11.57              $790                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               68,969          $11.44              $789                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001              300,262          $11.40              $345                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
            ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               91,233          $11.36            $1,036                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               49,444          $11.32              $560                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CORE BOND SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               21,872          $11.24              $246                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CORE BOND SERIES -
            VA OPTION I

           September 30, 2001               10,596          $12.32              $131                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
            DVA 80

           September 30, 2001               15,780           $5.75               $91                0.80%             -25.42%
           December 31, 2000                 1,553            7.71                12                0.80%             -34.33%
           December 31, 1999                   390           11.74                 5                0.80%              60.38%
           December 31, 1998                 3,368            7.32                25                0.80%                   *
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           DVA

           September 30, 2001              616,226           $5.71            $3,519                1.00%             -25.55%
           December 31, 2000                27,070            7.67               208                1.00%             -34.44%
           December 31, 1999                21,139           11.70               247                1.00%              60.05%
           December 31, 1998                 4,598            7.31                34                1.00%                   *
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           DVA SERIES 100

           September 30, 2001               18,852           $5.63              $106                1.35%                   *
           December 31, 2000                     -               -                 -                    -                  -*
           December 31, 1999                27,991           11.64               326                1.35%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              271,468           $5.65            $1,534                1.25%             -25.76%
           December 31, 2000                48,529            7.61               369                1.25%             -34.62%
           December 31, 1999                   683           11.62                 8                1.25%              59.67%
           December 31, 1998                   617            7.29                 5                1.25%                   *
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

DEVELOPING WORLD SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              149,489           $5.64              $843                1.30%             -25.79%
           December 31, 2000                43,664            7.60               332                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            2,267,539           $5.63           $12,766                1.40%             -25.73%
           December 31, 2000             2,014,773            7.58            15,271                1.40%             -34.71%
           December 31, 1999             2,133,907           11.61            24,775                1.40%              59.48%
           December 31, 1998               417,221            7.28             3,039                1.40%                   *
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
            DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -   STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,442,447           $5.61            $8,092                1.45%             -25.89%
           December 31, 2000               760,057            7.57             5,752                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
            DVA PLUS - 7% SOLUTION (PRE FEBRUARY 2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            1,655,997           $5.59            $9,257                1.55%             -25.96%
           December 31, 2000               991,863            7.55             7,485                1.55%             -34.80%
           December 31, 1999               926,115           11.58            10,722                1.55%              59.28%
           December 31, 1998                82,414            7.27               599                1.55%                   *
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              780,175           $5.58            $4,353                1.60%             -25.99%
           December 31, 2000               609,636            7.54             4,594                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

DEVELOPING WORLD SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              187,133           $5.57            $1,042                1.65%             -25.93%
           December 31, 2000                52,533            7.52               395                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            1,462,243           $5.56            $8,130                1.70%             -25.97%
           December 31, 2000             1,788,603            7.51            13,439                1.70%             -34.92%
           December 31, 1999             1,344,878           11.54            15,526                1.70%              58.95%
           December 31, 1998                11,872            7.26               812                1.70%                   *
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              131,220           $5.55              $728                1.75%             -26.00%
           December 31, 2000                35,033            7.50               263                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              676,075           $5.54            $3,745                1.80%             -26.03%
           December 31, 2000               549,427            7.49             4,116                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              459,454           $5.52            $2,536                1.90%             -26.10%
           December 31, 2000               259,187            7.47             1,936                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           VALUE

           September 30, 2001               37,986           $5.73              $218                0.90%             -25.49%
           December 31, 2000                29,347            7.69               226                0.90%             -34.39%
           December 31, 1999                 5,500           11.72                64                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

DEVELOPING WORLD SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               20,737           $5.53              $115                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001                4,949           $5.50               $27                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               28,130           $5.49              $154                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               45,771           $5.48              $251                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                6,824           $5.47               $37                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DEVELOPING WORLD SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                2,649           $5.45               $14                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION GROWTH SERIES -
           DVA

           September 30, 2001                3,254           $8.15               $27                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               33,038           $8.13              $269                1.25%             -13.33%
           December 31, 2000                 9,294            9.38                87                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               33,441           $8.12              $272                1.30%             -13.43%
           December 31, 2000                 5,894            9.38                55                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              410,574           $8.11            $3,330                1.40%             -13.54%
           December 31, 2000                41,334            9.38               388                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -   STANDARD
           (POST JANUARY 2000)

           September 30, 2001              805,607           $8.11            $6,534                1.45%             -13.54%
           December 31, 2000               123,421            9.38             1,157                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION GROWTH SERIES -
            DVA PLUS - 7% SOLUTION (PRE FEBRUARY 2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              113,064           $8.10              $916                1.55%             -13.55%
           December 31, 2000                25,334            9.37               238                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              173,350           $8.10            $1,404                1.60%             -13.55%
           December 31, 2000               101,509            9.37               951                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              173,728           $8.09            $1,405                1.65%             -13.66%
           December 31, 2000                 7,201            9.37                68                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              425,795           $8.09            $3,445                1.70%             -13.66%
           December 31, 2000                36,958            9.37               346                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              213,294           $8.09            $1,726                1.75%             -13.66%
           December 31, 2000                11,921            9.37               112                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
            ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
            (POST JANUARY 2000)

           September 30, 2001              568,801           $8.08            $4,596                1.80%             -13.77%
           December 31, 2000                66,092            9.37               619                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION GROWTH SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              717,619           $8.07            $5,953                1.90%             -13.87%
           December 31, 2000                72,072            9.37               675                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           VALUE

           September 30, 2001                4,456           $8.16               $36                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               93,423           $8.08              $755                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               11,876           $8.07               $96                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                7,635           $8.06               $62                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               97,088           $8.06              $783                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION GROWTH SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                3,379           $8.05               $27                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION GROWTH SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               15,195           $8.04              $122                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           DVA

           September 30, 2001                3,532           $7.73               $27                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               32,248           $7.71              $249                1.25%             -21.96%
           December 31, 2000                 6,748            9.88                66                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               43,184           $7.71              $333                1.30%             -21.96%
           December 31, 2000                 5,137            9.88                50                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              598,545           $7.70            $4,609                1.40%             -22.06%
           December 31, 2000               290,230            9.88             2,867                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

DIVERSIFIED MID-CAP SERIES -
            DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
            (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001              811,709           $7.70            $6,250                1.45%             -22.06%
           December 31, 2000               131,431            9.88             1,298                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              214,593           $7.69            $1,650                1.55%             -22.09%
           December 31, 2000               185,852            9.87             1,835                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              150,420           $7.68            $1,155                1.60%             -22.19%
           December 31, 2000                80,992            9.87               799                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              287,617           $7.68            $2,209                1.65%             -22.19%
           December 31, 2000                 9,164            9.87                90                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001              539,905           $7.67            $4,141                1.70%             -22.29%
           December 31, 2000               285,263            9.87             2,816                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

DIVERSIFIED MID-CAP SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              217,807           $7.67            $1,671                1.75%             -22.29%
           December 31, 2000                10,627            9.87               109                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              559,634           $7.67            $4,599                1.80%             -22.29%
           December 31, 2000                55,360            9.87               546                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
            ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7 (POST
            JANUARY 2000)

           September 30, 2001              855,130           $7.66            $6,550                1.90%             -22.39%
           December 31, 2000                89,462            9.87               882                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           VALUE

           September 30, 2001                4,946           $7.74               $38                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
            ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              151,180           $7.66            $1,158                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001                8,778           $7.65               $67                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

DIVERSIFIED MID-CAP SERIES -
            ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               10,145           $7.65               $78                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
            ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               33,078           $7.64              $253                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
            ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               13,184           $7.64              $101                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

DIVERSIFIED MID-CAP SERIES -
            ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                7,515           $7.63               $57                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
            DVA

           September 30, 2001                  387           $9.72                $4                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               41,046           $9.68              $397                1.25%             -14.18%
           December 31, 2000                13,281           11.28               150                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INVESTORS SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              122,216           $9.67            $1,182                1.30%             -14.20%
           December 31, 2000                29,577           11.27               333                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           DVA PLUS -  ANNUAL  RATCHET  (PRE  FEBRUARY  2000) & 5.5%  SOLUTION,
           ACCESS - STANDARD (PRE FEBRUARY  2000),  PREMIUM PLUS - STANDARD (PRE
           FEBRUARY 2000), ES II

           September 30, 2001              833,619           $9.65            $8,044                1.40%             -14.30%
           December 31, 2000               539,461           11.26             6,075                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -   STANDARD
           (POST JANUARY 2000)

           September 30, 2001            1,038,765           $9.65           $10,024                1.45%             -14.30%
           December 31, 2000               313,828           11.26             3,533                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              482,420           $9.63            $4,646                1.55%             -14.40%
           December 31, 2000               198,869           11.25             2,236                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              328,509           $9.62            $3,160                1.60%             -14.41%
           December 31, 2000               202,765           11.24             2,280                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INVESTORS SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              243,387           $9.61            $2,339                1.65%             -14.50%
           December 31, 2000                21,065           11.24               237                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            1,067,720           $9.60           $10,250                1.70%             -14.51%
           December 31, 2000               234,838           11.23             2,637                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              256,064           $9.60            $2,458                1.75%             -14.51%
           December 31, 2000                11,867           11.23               133                1.57%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
          (POST JANUARY 2000)

           September 30, 2001              658,298           $9.59            $6,313                1.80%             -14.53%
           December 31, 2000               145,735           11.22             1,635                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7 (POST
           JANUARY 2000)

           September 30, 2001            1,376,521           $9.57           $13,173                1.90%             -14.63%
           December 31, 2000               191,223           11.21             2,144                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           VALUE

           September 30, 2001               31,895           $9.73              $310                0.90%             -13.97%
           December 31, 2000                14,613           11.31               165                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INVESTORS SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001              125,761           $9.58            $1,205                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
            ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001                  597           $9.56                $6                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               11,144           $9.56              $106                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                4,389           $9.55               $42                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               47,822           $9.54              $456                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INVESTORS SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               11,165           $9.53              $106                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INVESTORS SERIES -
             ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               32,542           $9.51              $309                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA

           September 30, 2001               10,133           $8.33               $84                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               71,178           $8.31              $591                1.25%             -16.48%
           December 31, 2000                 3,617            9.95                36                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              567,663           $8.30            $4,711                1.30%             -16.58%
           December 31, 2000                23,267            9.95               231                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              275,548           $8.30            $2,287                1.40%             -16.50%
           December 31, 2000               274,785            9.94             2,733                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001              472,680           $8.29            $3,918                1.45%             -16.60%
           December 31, 2000               170,460            9.94             1,695                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH AND INCOME SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              500,666           $8.27            $4,140                1.55%             -16.80%
           December 31, 2000                88,531            9.94               880                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              865,472           $8.27            $7,157                1.60%             -16.80%
           December 31, 2000               128,409            9.94             1,276                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               20,818           $8.27              $172                1.65%             -16.80%
           December 31, 2000                19,469            9.94               193                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            1,615,747           $8.26           $13,346                1.70%             -16.90%
           December 31, 2000               283,250            9.94             2,815                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              169,871           $8.28            $1,406                1.75%             -16.70%
           December 31, 2000                21,427            9.94               213                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              158,659           $8.26            $1,310                1.80%             -16.82%
           December 31, 2000               148,807            9.93             1,478                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH AND INCOME SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              285,223           $8.26            $2,356                1.90%             -16.82%
           December 31, 2000               113,353            9.93             1,126                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                9,623           $8.31               $80                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001            1,191,203           $8.30            $9,887                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           VALUE

           September 30, 2001                5,022           $8.38               $42                0.90%             -15.86%
           December 31, 2000                 5,022            9.96                50                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           VA OPTION II


           September 30, 2001               61,130           $8.31              $508                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           VA OPTION III

           September 30, 2001               16,169           $8.30              $134                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH AND INCOME SERIES -
           VA BONUS OPTION I

           September 30, 2001              318,224           $8.38            $2,635                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           VA BONUS OPTION II

           September 30, 2001              973,268           $8.27            $8,049                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               32,966           $8.25              $272                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS - 5.5% SOLUTION (POST APRIL 2001), LANDMARK - MAX 5.5%

           September 30, 2001               12,702           $8.25              $105                1.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               67,455           $8.24              $556                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                8,054           $8.24               $66                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH AND INCOME SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               21,084           $8.23              $173                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               21,886           $8.34              $183                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                9,896           $8.34               $83                                        *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME SERIES -
           VA OPTION I

           September 30, 2001                9,896           $8.34               $83                9.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               24,573           $7.30              $179                1.25%             -17.89%
           December 31, 2000                 2,315            8.89                21                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               51,293           $7.29              $374                1.30%             -18.00%
           December 31, 2000                18,016            8.89               160                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SPECIAL SITUATIONS SERIES -
           DVA PLUS -  ANNUAL  RATCHET  (PRE  FEBRUARY  2000) & 5.5%  SOLUTION,
           ACCESS - STANDARD (PRE FEBRUARY  2000),  PREMIUM PLUS - STANDARD (PRE
           FEBRUARY 2000), ES II

           September 30, 2001              335,769           $7.29            $2,448                1.40%             -18.00%
           December 31, 2000               121,670            8.89             1,081                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              420,456           $7.28            $3,061                1.45%             -18.11%
           December 31, 2000                76,347            8.89               678                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              150,282           $7.27            $1,092                1.55%             -18.22%
           December 31, 2000                85,716            8.89               762                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              129,364           $7.27              $940                1.60%             -18.13%
           December 31, 2000                66,473            8.88               591                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              131,429           $7.27              $955                1.65%             -18.13%
           December 31, 2000                 9,174            8.88                81                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SPECIAL SITUATIONS SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              387,974           $7.26            $2,817                1.70%             -18.24%
           December 31, 2000               131,190            8.88             1,165                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              146,628           $7.26            $1,065                1.75%             -18.24%
           December 31, 2000                 5,866            8.88                52                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              270,654           $7.26            $1,965                1.80%             -18.24%
           December 31, 2000                62,575            8.88               556                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7 (POST
           JANUARY 2000)

           September 30, 2001              298,340           $7.25            $2,163                1.90%             -18.36%
           December 31, 2000                83,761            8.88               744                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           VALUE

           September 30, 2001                1,947           $7.32               $14                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               61,875           $7.25              $449                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SPECIAL SITUATIONS SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001               11,971           $7.24               $87                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                3,038           $7.24               $22                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               15,222           $7.23              $110                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                3,214           $7.23               $23                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SPECIAL SITUATIONS SERIES -
            ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                4,538           $7.22               $33                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA

           September 30, 2001                  367           $6.19                $2                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNET TOLLKEEPER SERIES -
           DVA SERIES 100

           September 30, 2001                1,522           $6.18                $9                1.35%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001                  174           $6.19                $1                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001                3,305           $6.19               $20                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA PLUS -  ANNUAL  RATCHET  (PRE  FEBRUARY  2000) & 5.5%  SOLUTION,
           ACCESS - STANDARD (PRE FEBRUARY  2000),  PREMIUM PLUS - STANDARD (PRE
           FEBRUARY 2000), ES II

           September 30, 2001               36,526           $6.18              $226                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001               36,930           $6.18              $228                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNET TOLLKEEPER SERIES -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               10,102           $6.18               $62                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                1,873           $6.18               $12                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               27,546           $6.18              $170                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(PRE FEBRUARY 2000)

           September 30, 2001               31,199           $6.18              $193                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               26,102           $6.17              $161                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001               23,653           $6.17              $146                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNET TOLLKEEPER SERIES -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001               93,162           $6.17              $575                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           VALUE

           September 30, 2001                  612           $6.20                $4                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               18,914           $6.17              $117                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           LANDMARK - 7% SOLUTION

           September 30, 2001                1,754           $6.17               $11                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                5,208           $6.17               $32                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                6,446           $6.17               $40                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNET TOLLKEEPER SERIES -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                1,678           $6.16               $10                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNET TOLLKEEPER SERIES -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                2,872           $6.16               $18                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               10,150           $6.37               $65                1.25%             -27.28%
           December 31, 2000                10,619            8.76                93                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               38,713           $6.36              $246                1.30%             -27.40%
           December 31, 2000                 8,037            8.76                70                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              268,018           $6.35            $1,708                1.40%             -27.43%
           December 31, 2000               110,552            8.75               968                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001              382,459           $6.35            $2,429                1.45%             -27.43%
           December 31, 2000               169,871            8.75             1,486                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE GROWTH FUND -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               98,794           $6.34              $626                1.55%             -27.54%
           December 31, 2000                21,575            8.75               189                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              130,183           $6.33              $824                1.60%             -27.57%
           December 31, 2000                85,307            8.74               746                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              110,827           $6.33              $702                1.65%             -27.57%
           December 31, 2000                39,547            8.74               346                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              195,210           $6.32            $1,234                1.70%             -27.69%
           December 31, 2000                28,853            8.74               252                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              129,023           $6.32              $815                1.75%             -27.61%
           December 31, 2000                 7,369            8.73                64                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              257,778           $6.31            $1,627                1.80%             -27.72%
           December 31, 2000                84,578            8.73               738                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE GROWTH FUND -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              386,097           $6.31            $2,436                1.90%             -27.64%
           December 31, 2000                68,648            8.72               599                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           VALUE

           September 30, 2001               16,993           $6.40              $109                0.90%             -27.11%
           December 31, 2000                   336            8.78                 3                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           VA OPTION II

           September 30, 2001                1,294           $6.37                $8                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           VA OPTION III

           September 30, 2001                  545           $6.35                $3                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           VA BONUS OPTION I

           September 30, 2001                1,621           $6.35               $10                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           VA BONUS OPTION II

           September 30, 2001                3,192           $6.32               $20                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE GROWTH FUND -
           VA BONUS OPTION III

           September 30, 2001                  184           $6.31                $1                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               44,319           $6.31              $280                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           LANDMARK - 7% SOLUTION

           September 30, 2001               10,013           $6.30               $63                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               15,560           $6.29               $98                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               14,653           $6.29               $92                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH FUND -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                4,492           $6.28               $28                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE GROWTH FUND -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                4,879           $6.27               $31                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA

           September 30, 2001                  508           $6.76                $3                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001                  128           $6.76                $1                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001                2,151           $6.75               $15                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001               31,070           $6.75              $210                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -   STANDARD (POST JANUARY 2000)

           September 30, 2001               74,945           $6.75              $506                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               14,157           $6.75               $96                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                9,147           $6.75               $62                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               20,211           $6.74              $136                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001               22,736           $6.74              $153                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               11,733           $6.74               $79                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001               36,330           $6.74              $245                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7 (POST
           JANUARY 2000)

           September 30, 2001               59,324           $6.74              $400                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           VALUE

           September 30, 2001                  628           $6.77                $4                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001                7,662           $6.74               $52                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001                3,577           $6.73               $24                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                3,179           $6.73               $21                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                5,541           $6.73               $37                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                2,658           $6.73               $18                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH OPPORTUNITIES PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                1,108           $6.73                $7                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           DVA

           September 30, 2001               15,145           $8.62              $131                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001                  103           $8.61                $1                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001               27,111           $8.60              $233                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001               61,800           $8.60              $531                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MAGNACAP PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001                4,264           $8.60               $37                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                3,204           $8.60               $28                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001                6,222           $8.59               $53                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001               31,258           $8.59              $268                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001                7,304           $8.59               $63                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001               70,446           $8.59              $605                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MAGNACAP PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001               62,404           $8.59              $536                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                   86           $8.60                $1                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               14,069           $8.59              $121                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001                1,888           $8.58               $16                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               10,753           $8.58               $92                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                6,520           $8.58               $56                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

MAGNACAP PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                5,705           $8.58               $49                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                3,153           $8.57               $27                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

MAGNACAP PORTFOLIO -
            VA OPTION I

           September 30, 2001                   96           $8.62                $1                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA

           September 30, 2001                1,545           $7.14               $11                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001                4,034           $7.13               $29                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               12,412           $7.13               $89                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001               97,081           $7.13              $692                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001              143,198           $7.13            $1,021                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               23,104           $7.13              $165                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                7,085           $7.12               $50                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               43,324           $7.12              $309                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001               85,946           $7.12              $612                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               37,297           $7.12              $266                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001               89,096           $7.12              $634                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              128,130           $7.11              $911                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           VALUE

           September 30, 2001                1,702           $7.14               $12                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               44,841           $7.12              $319                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL CAP OPPORTUNITIES PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001               15,342           $7.11              $109                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                1,652           $7.11               $12                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               14,685           $7.11              $104                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                5,961           $7.11               $42                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL CAP OPPORTUNITIES PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                1,730           $7.10               $12                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CONVERTIBLE CLASS PORTFOLIO -
           VA OPTION II

           September 30, 2001                3,472           $9.82               $34                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CONVERTIBLE CLASS PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                1,454           $9.82               $14                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CONVERTIBLE CLASS PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                   78           $9.81                $1                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA OPTION II

           September 30, 2001                8,148           $9.46               $77                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                   63           $9.46                 -                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                2,323           $9.45               $22                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA OPTION I

           September 30, 2001                  223           $9.47                $2                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

LARGECAP GROWTH PORTFOLIO -
           VA OPTION II

           September 30, 2001                1,127           $8.66               $10                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGECAP GROWTH PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               13,954           $8.65              $121                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGECAP GROWTH PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                2,433           $8.65               $21                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

LARGECAP GROWTH PORTFOLIO -
           VA OPTION I

           September 30, 2001                2,015           $8.66               $17                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA 80

           September 30, 2001                    1           $9.88                 -                0.80%              -2.85%
           December 31, 2000                     1           10.17                 -                0.80%              -1.64%
           December 31, 1999                 1,147           10.34                12                0.80%               2.17%
           December 31, 1998                 2,973           10.12                30                0.80%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA

           September 30, 2001              104,617           $9.81            $1,026                1.00%              -3.06%
           December 31, 2000               126,903           10.12             1,284                1.00%              -1.84%
           December 31, 1999               151,044           10.31             1,557                1.00%               1.98%
           December 31, 1998               107,998           10.11             1,092                1.00%                   *
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA SERIES 100

           September 30, 2001                  944           $9.70                $9                1.35%              -3.29%
           December 31, 2000                   948           10.03                10                1.35%              -2.15%
           December 31, 1999                   951           10.25                10                1.35%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              295,138           $9.73            $2,872                1.25%              -3.18%
           December 31, 2000               362,732           10.05             3,645                1.25%              -2.14%
           December 31, 1999               400,821           10.27             4,115                1.25%               1.78%
           December 31, 1998               213,774           10.09             2,157                1.25%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              154,614           $9.71            $1,501                1.30%              -3.29%
           December 31, 2000                63,647           10.04               639                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            5,535,157           $9.67           $53,525                1.40%              -3.40%
           December 31, 2000             5,140,417           10.01            51,454                1.40%              -2.25%
           December 31, 1999             5,053,973           10.24            51,749                1.40%               1.59%
           December 31, 1998             1,630,971           10.08            16,440                1.40%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001            2,219,094           $9.66           $21,436                1.45%              -3.11%
           December 31, 2000               908,512            9.97             9,082                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -



<



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO HIGH YIELD BOND PORTFOLIO -
            DVA PLUS - 7% SOLUTION (PRE FEBRUARY 2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            3,242,279           $9.63           $31,223                1.55%              -3.41%
           December 31, 2000             3,158,188            9.97            31,485                1.55%              -2.35%
           December 31, 1999             3,194,935           10.21            32,631                1.55%               1.39%
           December 31, 1998             1,066,219           10.07            10,737                1.55%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              684,691           $9.61            $6,580                1.60%              -3.51%
           December 31, 2000               498,509            9.96             4,963                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              477,989           $9.59            $4,584                1.65%              -3.52%
           December 31, 2000               111,021            9.94             1,104                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            5,212,425           $9.58           $49,935                1.70%              -3.52%
           December 31, 2000             4,861,887            9.93            48,273                1.70%              -2.55%
           December 31, 1999             5,486,600           10.19            55,895                1.70%               1.29%
           December 31, 1998             1,558,466           10.06            15,678                1.70%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              392,947           $9.56            $3,756                1.75%              -3.63%
           December 31, 2000                64,046            9.92               635                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
            ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
(POST JANUARY 2000)

           September 30, 2001            1,653,482           $9.54           $15,774                1.80%              -3.64%
           December 31, 2000               631,991            9.90             6,258                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,606,023           $9.51           $15,273                1.90%              -3.74%
           December 31, 2000               386,288            9.88             3,815                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           VALUE

           September 30, 2001               36,999           $9.85              $364                0.90%              -2.96%
           December 31, 2000                20,732           10.15               210                0.90%              -1.74%
           December 31, 1999                 8,722           10.33                90                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS ONE

           September 30, 2001                  178           $9.98                $2                0.50%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           VA OPTION II

           September 30, 2001                  488           $9.73                $5                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           VA OPTION III

           September 30, 2001                  387           $9.68                $4                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                6,606           $9.66               $64                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO HIGH YIELD BOND PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                  912           $9.56                $9                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                2,321           $9.51               $22                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               98,491           $9.53              $938                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001               21,091           $9.48              $200                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001               30,485           $9.46              $288                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               50,520           $9.44              $477                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001               15,339           $9.43              $144                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               51,019           $9.39              $479                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO HIGH YIELD BOND PORTFOLIO -
           VA OPTION I

           September 30, 2001                  751           $9.83                $7                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
            DVA 80

           September 30, 2001                  398           $9.51                $4                0.80%             -20.15%
           December 31, 2000                   399           11.91                 5                0.80%             -10.18%
           December 31, 1999                   651           13.26                 9                0.80%              18.82%
           December 31, 1998                13,664           11.16               152                0.80%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA

           September 30, 2001               95,553           $9.44              $902                1.00%             -20.34%
           December 31, 2000               117,131           11.85             1,388                1.00%             -10.36%
           December 31, 1999               116,144           13.22             1,535                1.00%              18.67%
           December 31, 1998               160,283           11.14             1,786                1.00%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA SERIES 100

           September 30, 2001                2,451           $9.33               $23                1.35%             -20.46%
           December 31, 2000                 2,489           11.73                29                1.35%             -10.73%
           December 31, 1999                   292           13.14                 4                1.35%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001              241,750           $9.36            $2,263                1.25%             -20.48%
           December 31, 2000               281,922           11.77             3,317                1.25%             -10.56%
           December 31, 1999               284,260           13.16             3,742                1.25%              18.35%
           December 31, 1998               112,706           11.12             1,253                1.25%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              118,406           $9.35            $1,107                1.30%             -20.43%
           December 31, 2000                86,637           11.75             1,018                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            5,430,120           $9.32           $50,609                1.40%             -20.48%
           December 31, 2000             6,006,923           11.72            70,399                1.40%             -10.74%
           December 31, 1999             4,797,771           13.13            62,999                1.40%              18.18%
           December 31, 1998             1,527,697           11.11            16,975                1.40%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001            1,808,459           $9.30           $16,819                1.50%             -20.51%
           December 31, 2000             1,178,840           11.70            13,797                1.50%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            4,091,864           $9.26           $37,891                1.55%             -20.65%
           December 31, 2000             4,659,705           11.67            54,389                1.55%             -10.92%
           December 31, 1999             4,371,570           13.10            57,257                1.55%              18.02%
           December 31, 1998               942,738           11.10            10,465                1.55%                   *
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              612,716           $9.25            $5,668                1.60%             -20.67%
           December 31, 2000               624,891           11.66             7,284                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001              341,040           $9.24            $3,151                1.65%             -20.62%
           December 31, 2000               187,618           11.64             2,184                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS  - 7%  SOLUTION  (PRE  FEBRUARY  2000),  PREMIUM  PLUS  - 7%
           SOLUTION (PRE FEBRUARY 2000)

           September 30, 2001            6,133,577           $9.22           $56,552                1.70%             -20.65%
           December 31, 2000             6,921,410           11.62            80,461                1.70%             -11.03%
           December 31, 1999             7,320,301           13.06            95,636                1.70%              17.76%
           December 31, 1998             1,910,695           11.09            21,188                1.70%                   *
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              339,021           $9.20            $3,101                1.75%             -20.76%
           December 31, 2000                70,828           11.61               822                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,547,285           $9.19           $14,219                1.80%             -20.71%
           December 31, 2000             1,176,897           11.59            13,644                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001            1,137,718           $9.16           $10,421                1.90%             -20.76%
           December 31, 2000               829,397           11.56             9,589                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           VALUE

           September 30, 2001               15,764           $9.48              $149                0.90%             -20.20%
           December 31, 2000                13,298           11.88               158                0.90%             -10.27%
           December 31, 1999                 3,634           13.24                48                0.90%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               89,700           $9.17              $823                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001                7,629           $9.12               $69                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                5,655           $9.11               $51                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               21,104           $9.09              $192                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                2,035           $9.08               $18                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIMCO STOCKSPLUS GROWTH AND INCOME PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               12,310           $9.04              $111                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA

           September 30, 2001                6,030           $5.43               $33                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001                1,982           $5.41               $11                1.25%             -31.08%
           December 31, 2000                 2,731            7.85                21                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001              108,538           $5.41              $587                1.30%             -31.08%
           December 31, 2000                37,201            7.85               292                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              439,827           $5.40            $2,375                1.40%             -31.21%
           December 31, 2000               194,916            7.85             1,529                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -   STANDARD (POST JANUARY 2000)

           September 30, 2001              593,433           $5.40            $3,205                1.45%             -31.12%
           December 31, 2000               242,694            7.84             1,902                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              212,082           $5.39            $1,143                1.55%             -31.25%
           December 31, 2000                64,129            7.84               503                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              166,067           $5.39              $895                1.60%             -31.25%
           December 31, 2000                92,165            7.84               722                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)


           September 30, 2001              112,727           $5.38              $606                1.65%             -31.29%
           December 31, 2000                15,840            7.83               124                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -
PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              351,946           $5.38            $1,893                1.70%             -31.29%
           December 31, 2000                75,572            7.83               592                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              165,116           $5.37              $887                1.75%             -31.42%
           December 31, 2000                19,630            7.83               154                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              342,319           $5.37            $1,838                1.80%             -31.33%
           December 31, 2000                89,929            7.82               704                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7 (POST
           JANUARY 2000)

           September 30, 2001              621,419           $5.36            $3,331                1.90%             -31.46%
           December 31, 2000               152,003            7.82             1,189                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           VALUE

           September 30, 2001                3,917           $5.44               $21                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                7,723           $5.37               $41                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                1,263           $5.36                $7                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               25,797           $5.37              $139                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001               18,729           $5.35              $100                2.00%                   *
           December 31, 2000                     -               -                 -                0.00%                   -
           December 31, 1999                     -               -                 -                0.00%                   -
           December 31, 1998                     -               -                 -                0.00%                   -
           December 31, 1997                     -               -                 -                0.00%                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                1,929           $5.35               $10                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               26,406           $5.35              $141                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                7,412           $5.34               $40                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PRUDENTIAL JENNISON PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001               19,897           $5.34              $106                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
            DVA

           September 30, 2001                  305           $5.04                $2                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               17,728           $5.03               $89                1.25%             -41.31%
           December 31, 2000                 7,751            8.57                66                1.25%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               63,285           $5.02              $318                1.30%             -41.42%
           December 31, 2000                 6,381            8.57                55                1.30%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              255,320           $5.02            $1,282                1.40%             -41.36%
           December 31, 2000                65,551            8.56               561                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001              315,860           $5.02            $1,586                1.45%             -41.36%
           December 31, 2000                44,024            8.56               377                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001              109,712           $5.01              $550                1.55%             -41.47%
           December 31, 2000                64,843            8.56               555                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001               38,992           $5.01              $195                1.60%             -41.47%
           December 31, 2000                58,710            8.56               503                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               54,573           $5.01              $274                1.65%             -41.47%
           December 31, 2000                 3,557            8.56                30                1.65%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              195,389           $5.00              $977                1.70%             -41.59%
           December 31, 2000                15,695            8.56               134                1.70%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001              108,649           $5.00              $543                1.75%             -41.59%
           December 31, 2000                 7,516            8.56                64                1.75%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              206,875           $5.00            $1,035                1.80%             -41.52%
           December 31, 2000                12,698            8.55               109                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001              216,863           $4.99            $1,082                1.90%             -41.64%
           December 31, 2000                28,074            8.55               240                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           VALUE

           September 30, 2001               15,037           $5.04               $76                0.90%             -41.19%
           December 31, 2000                 2,995            8.57                26                0.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  466           $4.99                $2                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001                8,200           $5.00               $41                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           LANDMARK - 7% SOLUTION

           September 30, 2001                3,503           $4.99               $18                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                4,424           $4.99               $22                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               42,442           $4.98              $211                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                2,963           $4.98               $15                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                6,285           $4.98               $31                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

APPRECIATION PORTFOLIO -
            GRANITE PRIMELITE - STANDARD

           September 30, 2001                  415          $15.74                $7                1.25%             -13.33%
           December 31, 2000                   419           18.16                 8                1.25%              -1.68%
           December 31, 1999                   711           18.47                13                1.25%              11.74%
           December 31, 1998                 1,108           16.53                18                1.25%                   *
           December 31, 1997                     -               -                 -                    -                   -

APPRECIATION PORTFOLIO -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               44,156          $15.61              $689                1.40%             -13.42%
           December 31, 2000                45,655           18.03               823                1.40%              -1.80%
           December 31, 1999                52,802           18.36               970                1.40%              11.48%
           December 31, 1998                58,107           16.47               957                1.40%              17.56%
           December 31, 1997                18,759           14.01               263                1.40%                   *

SMITH BARNEY HIGH INCOME PORTFOLIO -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                4,246          $11.35               $48                1.25%              -9.63%
           December 31, 2000                 4,903           12.56                62                1.25%              -9.25%
           December 31, 1999                 5,981           13.84                83                1.25%               1.32%
           December 31, 1998                12,711           13.66               174                1.25%              -0.80%
           December 31, 1997                    73           13.77                 1                1.25%                   *

SMITH BARNEY HIGH INCOME PORTFOLIO -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               27,291          $11.24              $307                1.40%              -9.79%
           December 31, 2000                30,852           12.46               384                1.40%              -9.32%
           December 31, 1999                33,782           13.74               464                1.40%               1.18%
           December 31, 1998                46,593           13.58               633                1.40%              -1.02%
           December 31, 1997                15,160           13.72               208                1.40%                   *

SMITH BARNEY LARGE CAP VALUE PORTFOLIO -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                2,930          $18.29               $54                1.25%             -14.29%
           December 31, 2000                 3,364           21.34                72                1.25%              11.67%
           December 31, 1999                 4,123           19.11                79                1.25%              -1.24%
           December 31, 1998                 1,600           19.35                31                1.25%                   *
           December 31, 1997                     -               -                 -                1.25%                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMITH BARNEY LARGE CAP VALUE PORTFOLIO -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               26,504          $18.11              $480                1.40%             -14.41%
           December 31, 2000                29,285           21.16               620                1.40%              11.49%
           December 31, 1999                29,721           18.98               564                1.40%              -1.35%
           December 31, 1998                34,859           19.24               671                1.40%                   *
           December 31, 1997                12,137           17.77               216                1.40%                   -

SMITH BARNEY INTERNATIONAL EQUITY PORTFOLIO -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                1,970          $10.82               $21                1.25%             -39.52%
           December 31, 2000                 2,260           17.89                40                1.25%             -24.77%
           December 31, 1999                 2,572           23.78                61                1.25%              65.71%
           December 31, 1998                 2,885           14.35                41                1.25%               5.13%
           December 31, 1997                   130           13.65                 2                1.25%                   *

SMITH BARNEY INTERNATIONAL EQUITY PORTFOLIO -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001               22,920          $10.72              $246                1.40%             -39.57%
           December 31, 2000                23,397           17.74               415                1.40%             -24.86%
           December 31, 1999                20,133           23.61               476                1.40%              65.34%
           December 31, 1998                19,916           14.28               285                1.40%               5.08%
           December 31, 1997                 6,948           13.59                94                1.40%                   *

SMITH BARNEY MONEY MARKET PORTFOLIO -
           GRANITE PRIMELITE - STANDARD

           September 30, 2001                9,765          $12.65              $123                1.25%               2.18%
           December 31, 2000                10,771           12.38               133                1.25%               4.74%
           December 31, 1999                10,885           11.82               129                1.25%               3.41%
           December 31, 1998                 2,017           11.43                23                1.25%                   *
           December 31, 1997                     -               -                 -                    -                   -

SMITH BARNEY MONEY MARKET PORTFOLIO -
           GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001                8,106          $12.53              $102                1.40%               2.12%
           December 31, 2000                 1,839           12.27                23                1.40%               4.51%
           December 31, 1999                38,389           11.74               450                1.40%               3.25%
           December 31, 1998                25,941           11.37               295                1.40%               3.65%
           December 31, 1997                16,571           10.97               182                1.40%                   *

INTERNATIONAL EQUITY PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001            5,218,702           $8.03           $41,911                1.40%             -29.38%
           December 31, 2000             5,535,477           11.37            62,958                1.40%             -26.97%
           December 31, 1999             4,666,041           15.57            72,629                1.40%              51.31%
           December 31, 1998             2,422,075           10.29            24,919                1.40%               3.94%
           December 31, 1997                90,783            9.90               899                1.40%                   *





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL EQUITY PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001            3,058,984           $8.07           $24,686                1.45%             -29.40%
           December 31, 2000             1,257,278           11.43            14,365                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL EQUITY PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001            2,226,022           $8.02           $17,853                1.55%             -29.46%
           December 31, 2000             2,474,742           11.37            28,140                1.55%             -26.97%
           December 31, 1999             1,959,322           15.57            30,538                1.55%              50.87%
           December 31, 1998               680,861           10.32             7,025                1.55%               3.72%
           December 31, 1997                36,098            9.95               359                1.55%                   *

INTERNATIONAL EQUITY PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
JANUARY 2000)

           September 30, 2001              982,192           $7.87            $7,730                1.90%             -29.61%
           December 31, 2000               685,944           11.18             7,669                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL EQUITY PORTFOLIO -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               55,251           $7.98              $441                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL EQUITY PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001            4,897,434           $7.96           $38,984                1.70%             -29.50%
           December 31, 2000             5,326,265           11.29            60,130                1.70%             -27.16%
           December 31, 1999             4,663,701           15.50            72,274                1.70%              50.93%
           December 31, 1998             1,736,713           10.27            17,841                1.70%               3.53%
           December 31, 1997                72,955            9.92               724                1.70%                   *

INTERNATIONAL EQUITY PORTFOLIO -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               69,737           $7.93              $553                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL EQUITY PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001              983,178           $8.00            $7,866                1.60%             -29.45%
           December 31, 2000               804,897           11.34             9,130                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL EQUITY PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001            1,218,081           $7.91            $9,635                1.80%             -29.56%
           December 31, 2000             1,033,869           11.23            11,615                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL EQUITY PORTFOLIO -
           VALUE

           September 30, 2001               54,556           $8.32              $454                0.90%             -29.07%
           December 31, 2000                52,151           11.73               611                0.90%                   *
           December 31, 1999                 8,033           15.97               128                0.90%                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL EQUITY PORTFOLIO -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001               49,790           $7.89              $393                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001               12,391           $9.29              $115                1.40%             -13.82%
           December 31, 2000                10,075           10.78               109                1.40%               0.75%
           December 31, 1999                 4,460           10.70                48                1.40%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001               72,758           $9.28              $675                1.45%             -13.91%
           December 31, 2000                70,287           10.78               757                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001                6,214           $9.27               $57                1.55%             -13.85%
           December 31, 2000                 4,515           10.76                49                1.55%               0.56%
           December 31, 1999                   832           10.70                 9                1.55%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                9,691           $9.26               $90                1.60%             -13.94%
           December 31, 2000                 6,792           10.76                73                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001               18,040           $9.24              $167                1.70%             -13.97%
           December 31, 2000                18,669           10.74               200                1.70%               0.37%
           December 31, 1999                 7,153           10.70                76                1.70%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ASSET ALLOCATION PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001               12,024           $9.22              $111                1.80%             -14.07%
           December 31, 2000                18,516           10.73               199                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001                9,562           $8.18               $78                1.40%             -28.31%
           December 31, 2000                10,577           11.41               121                1.40%              -3.22%
           December 31, 1999                 8,936           11.79               105                1.40%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EQUITY PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001               48,730           $8.17              $398                1.45%             -28.40%
           December 31, 2000                46,533           11.41               531                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               11,460           $8.15               $94                1.55%             -28.45%
           December 31, 2000                12,157           11.39               138                1.55%              -3.39%
           December 31, 1999                11,848           11.79               140                1.55%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                3,113           $8.15               $25                1.60%             -28.38%
           December 31, 2000                 3,426           11.38                39                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001                5,845           $8.13               $48                1.70%             -28.50%
           December 31, 2000                 6,672           11.37                76                1.70%              -3.48%
           December 31, 1999                 4,420           11.78                52                1.70%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001               14,840           $8.11              $120                1.80%             -28.61%
           December 31, 2000                14,623           11.36               166                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH & INCOME PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II, GRANITE PRIMELITE - ANNUAL RATCHET

           September 30, 2001                8,525           $9.30               $79                1.40%             -15.30%
           December 31, 2000                 9,132           10.98               100                1.40%               4.08%
           December 31, 1999                 8,512           10.55                90                1.40%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH & INCOME PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS -  STANDARD
           (POST JANUARY 2000)

           September 30, 2001                7,227           $9.29               $67                1.45%             -15.39%
           December 31, 2000                 4,780           10.98                52                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH & INCOME PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001                  920           $9.27                $9                1.55%             -15.42%
           December 31, 2000                   992           10.96                11                1.55%               3.89%
           December 31, 1999                 1,122           10.55                12                1.55%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH & INCOME PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000), PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                1,438           $9.26               $13                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH & INCOME PORTFOLIO -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001                3,603           $9.24               $33                1.70%             -15.54%
           December 31, 2000                 3,904           10.94                43                1.70%               3.80%
           December 31, 1999                   493           10.54                 5                1.70%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH & INCOME PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000), PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001                  807           $9.22                $8                1.80%             -15.65%
           December 31, 2000                 7,086           10.93                78                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HIGH QUALITY BOND PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001                8,162          $11.74               $96                1.40%               6.24%
           December 31, 2000                 4,745           11.05                53                1.40%              11.28%
           December 31, 1999                 2,756            9.93                27                1.40%                   *
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HIGH QUALITY BOND PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -   STANDARD (POST JANUARY 2000)

           September 30, 2001                2,004          $11.73               $24                1.45%               6.25%
           December 31, 2000                 2,299           11.04                25                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HIGH QUALITY BOND PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                  959          $11.70               $11                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HIGH QUALITY BOND PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001                1,476          $11.65               $17                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL COMPANY GROWTH PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001                1,744          $10.66               $19                1.40%             -20.15%
           December 31, 2000                 1,744           13.35                23                1.40%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY GROWTH PORTFOLIO -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD (POST JANUARY 2000), PREMIUM PLUS - STANDARD
           (POST JANUARY 2000)

           September 30, 2001                1,143          $10.65               $12                1.45%             -20.16%
           December 31, 2000                 1,108           13.34                15                1.45%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY GROWTH PORTFOLIO -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001                1,508          $10.63               $16                1.55%             -20.20%
           December 31, 2000                 1,380           13.32                19                1.55%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY GROWTH PORTFOLIO -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001                  973          $10.62               $10                1.60%             -20.27%
           December 31, 2000                   466           13.32                 6                1.60%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY GROWTH PORTFOLIO -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001                  792          $10.58                $9                1.80%             -20.33%
           December 31, 2000                   627           13.28                 8                1.80%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL COMPANY GROWTH PORTFOLIO -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7
           (POST JANUARY 2000)

           September 30, 2001                  100          $10.56                $1                1.90%             -20.42%
           December 31, 2000                   100           13.27                 1                1.90%                   *
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALLIANCEBERNSTEIN VALUE PORTFOLIO -
           VA OPTION II

           September 30, 2001                1,087           $9.29               $10                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALLIANCEBERNSTEIN VALUE PORTFOLIO -
           VA OPTION III

           September 30, 2001                  706           $9.29                $7                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALLIANCEBERNSTEIN VALUE PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                5,503           $9.29               $51                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALLIANCEBERNSTEIN VALUE PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               13,142           $9.28              $122                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

ALLIANCEBERNSTEIN VALUE PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  131           $9.28                $1                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

ALLIANCEBERNSTEIN VALUE PORTFOLIO -
           VA OPTION I

           September 30, 2001                6,285           $9.30               $59                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA OPTION II

           September 30, 2001                8,345           $8.71               $73                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA OPTION III

           September 30, 2001                  260           $8.71                $2                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               18,597           $8.71              $163                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               17,005           $8.70              $148                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  489           $8.70                $4                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH AND INCOME PORTFOLIO -
           VA OPTION I

           September 30, 2001                9,543           $8.72               $83                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PREMIER GROWTH PORTFOLIO -
           VA OPTION II

           September 30, 2001               19,640           $8.37              $165                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PREMIER GROWTH PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                2,297           $8.36               $19                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PREMIER GROWTH PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               18,077           $8.36              $151                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PREMIER GROWTH PORTFOLIO -
           VA OPTION I

           September 30, 2001                1,757           $8.37               $15                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GET FUND SERIES N -
           VA OPTION II

           September 30, 2001              256,985          $10.04            $2,580                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GET FUND SERIES N -
           VA OPTION III

           September 30, 2001              120,777          $10.04            $1,213                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GET FUND SERIES N -
           VA BONUS OPTION I

           September 30, 2001            1,214,067          $10.04           $12,194                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GET FUND SERIES N -
           VA BONUS OPTION II

           September 30, 2001              759,884          $10.03            $7,622                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GET FUND SERIES N -
           VA BONUS OPTION III

           September 30, 2001              516,613          $10.03            $5,182                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GET FUND SERIES N -
           VA OPTION I

           September 30, 2001              377,973          $10.05            $3,799                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VALUE OPPORTUNITY PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                1,005           $8.45                $9                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

VALUE OPPORTUNITY PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               13,770           $8.45              $116                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS LARGE CAP PORTFOLIO -
           VA OPTION II

           September 30, 2001                  955           $8.67                $8                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS LARGE CAP PORTFOLIO -
           VA OPTION III

           September 30, 2001                    3           $8.66                 -                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS LARGE CAP PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               15,895           $8.66              $138                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS LARGE CAP PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                2,067           $8.66               $18                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS LARGE CAP PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                2,208           $8.65               $19                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INDEX PLUS LARGE CAP PORTFOLIO -
           VA OPTION I

           September 30, 2001                8,239           $8.67               $71                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS MID CAP PORTFOLIO -
           VA OPTION II

           September 30, 2001                6,355           $8.71               $55                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS MID CAP PORTFOLIO -
           VA OPTION III

           September 30, 2001                  657           $8.71                $6                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS MID CAP PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                2,354           $8.71               $20                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS MID CAP PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               14,345           $8.70              $125                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS MID CAP PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  872           $8.70                $8                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INDEX PLUS MID CAP PORTFOLIO -
           VA OPTION I

           September 30, 2001                8,522           $8.72               $74                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS SMALL CAP PORTFOLIO -
           VA OPTION II

           September 30, 2001                   83           $8.63                $1                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS SMALL CAP PORTFOLIO -
           VA OPTION III

           September 30, 2001                  591           $8.63                $5                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS SMALL CAP PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               10,044           $8.63               $87                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS SMALL CAP PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                  649           $8.63                $6                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INDEX PLUS SMALL CAP PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  880           $8.62                $7                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INDEX PLUS SMALL CAP PORTFOLIO -
           VA OPTION I

           September 30, 2001                6,647           $8.64               $57                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TACTICAL ALLOCATION PORTFOLIO -
           VA OPTION II

           September 30, 2001                  147           $8.55                $1                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TACTICAL ALLOCATION PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                4,021           $8.54               $35                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TACTICAL ALLOCATION PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                9,728           $8.54               $83                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TACTICAL ALLOCATION PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                4,485           $8.53               $38                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

TACTICAL ALLOCATION PORTFOLIO -
           VA OPTION I

           September 30, 2001                4,017           $8.55               $35                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EQUITY-INCOME PORTFOLIO -
           VA OPTION II

           September 30, 2001                9,550           $8.81               $84                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY-INCOME PORTFOLIO -
           VA OPTION III

           September 30, 2001                  857           $8.81                $8                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY-INCOME PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               23,780           $8.81              $210                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY-INCOME PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               21,647           $8.80              $190                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY-INCOME PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                1,166           $8.80               $10                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EQUITY-INCOME PORTFOLIO -
           VA OPTION I

           September 30, 2001               11,145           $8.82               $98                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH PORTFOLIO -
           VA OPTION II

           September 30, 2001                6,843           $7.97               $55                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               11,726           $7.97               $93                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                9,850           $7.96               $78                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  235           $7.96                $2                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH PORTFOLIO -
           VA OPTION I

           September 30, 2001                4,820           $7.98               $39                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CONTRAFUND PORTFOLIO -
           VA OPTION II

           September 30, 2001                7,572           $9.12               $69                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

CONTRAFUND PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               19,943           $9.12              $182                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CONTRAFUND PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               18,907           $9.11              $172                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CONTRAFUND PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001               14,239           $9.11              $130                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

CONTRAFUND PORTFOLIO -
           VA OPTION I

           September 30, 2001                3,262           $9.13               $30                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FINANCIAL SERVICES FUND -
           VA OPTION II

           September 30, 2001                5,770           $8.74               $51                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FINANCIAL SERVICES FUND -
           VA BONUS OPTION I

           September 30, 2001                3,356           $8.73               $29                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

FINANCIAL SERVICES FUND -
           VA BONUS OPTION II

           September 30, 2001                1,503           $8.73               $13                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FINANCIAL SERVICES FUND -
           VA BONUS OPTION III

           September 30, 2001                3,589           $8.72               $31                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

FINANCIAL SERVICES FUND -
           VA OPTION I

           September 30, 2001                4,073           $8.74               $36                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HEALTH SCIENCES FUND -
           VA OPTION II

           September 30, 2001                  582           $9.73                $6                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HEALTH SCIENCES FUND -
           VA OPTION III

           September 30, 2001                  248           $9.73                $2                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HEALTH SCIENCES FUND -
           VA BONUS OPTION I

           September 30, 2001                2,993           $9.73               $29                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

HEALTH SCIENCES FUND -
           VA BONUS OPTION II

           September 30, 2001                7,179           $9.72               $70                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HEALTH SCIENCES FUND -
           VA BONUS OPTION III

           September 30, 2001               22,414           $9.72              $218                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

HEALTH SCIENCES FUND -
           VA OPTION I

           September 30, 2001                3,940           $9.74               $38                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

UTILITIES FUND -
           VA OPTION II

           September 30, 2001                1,325           $7.89               $10                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

UTILITIES FUND -
           VA BONUS OPTION II

           September 30, 2001                  318           $7.88                $3                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

UTILITIES FUND -
           VA BONUS OPTION III

           September 30, 2001                4,981           $7.87               $39                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

UTILITIES FUND -
           VA OPTION I

           September 30, 2001                1,980           $7.89               $16                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH PORTFOLIO -
           VA OPTION II

           September 30, 2001                5,656           $8.34               $47                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH PORTFOLIO -
           VA OPTION III

           September 30, 2001                2,386           $8.34               $20                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               17,529           $8.34              $146                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                4,021           $8.34               $33                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

WORLDWIDE GROWTH PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                7,383           $8.33               $62                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE GROWTH PORTFOLIO -
           VA OPTION I

           September 30, 2001               10,619           $8.35               $89                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PPI MFS CAPITAL OPPORTUNITIES PORTFOLIO -
           VA OPTION II

           September 30, 2001                7,081           $7.53               $53                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PPI MFS CAPITAL OPPORTUNITIES PORTFOLIO -
           VA OPTION III

           September 30, 2001                1,204           $7.53                $9                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PPI MFS CAPITAL OPPORTUNITIES PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                6,212           $7.53               $47                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PPI MFS CAPITAL OPPORTUNITIES PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                8,173           $7.52               $62                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PPI MFS CAPITAL OPPORTUNITIES PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                  283           $7.52                $2                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PPI MFS CAPITAL OPPORTUNITIES PORTFOLIO -
           VA OPTION I

           September 30, 2001                   42           $7.53                 -                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIONEER FUND VCT PORTFOLIO -
           VA OPTION II

           September 30, 2001                4,332           $8.62               $37                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIONEER FUND VCT PORTFOLIO -
           VA OPTION III

           September 30, 2001                  522           $8.62                $5                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIONEER FUND VCT PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001                  513           $8.62                $4                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIONEER FUND VCT PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001                1,234           $8.61               $11                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

PIONEER FUND VCT PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001                4,340           $8.61               $37                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

PIONEER FUND VCT PORTFOLIO -
           VA OPTION I

           September 30, 2001                  550           $8.63                $5                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY VCT PORTFOLIO -
           VA OPTION II

           September 30, 2001                2,740           $8.30               $23                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY VCT PORTFOLIO -
           VA BONUS OPTION I

           September 30, 2001               13,287           $8.30              $110                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY VCT PORTFOLIO -
           VA BONUS OPTION II

           September 30, 2001               17,318           $8.29              $144                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY VCT PORTFOLIO -
           VA BONUS OPTION III

           September 30, 2001               10,527           $8.29               $87                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL COMPANY VCT PORTFOLIO -
           VA OPTION I

           September 30, 2001                2,345           $8.31               $19                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

BULL -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001                2,589           $8.14               $22                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001                3,141           $8.14               $26                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001              104,706           $8.13              $851                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS STANDARD (POST JANUARY 2000)

           September 30, 2001               90,768           $8.13              $738                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               97,293           $8.13              $791                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

BULL -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001               28,195           $8.13              $229                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               13,949           $8.12              $113                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -
BULL -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001               89,645           $8.12              $727                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               12,447           $8.12              $101                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              114,628           $8.12              $931                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7  (POST
           JANUARY 2000)

           September 30, 2001               35,702           $8.12              $290                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

BULL -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001                6,034           $8.12               $49                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           LANDMARK - 7% SOLUTION

           September 30, 2001                  538           $8.11                $4                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                2,251           $8.11               $18                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001                  420           $8.11                $3                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                  142           $8.11                $1                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

BULL -
           ACCESS  - MAX 7 (POST
           APRIL 2001)

           September 30, 2001                  842           $8.10                $7                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL-CAP -
           DVA

           September 30, 2001                  384           $8.00                $3                1.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           DVA PLUS - STANDARD (PRE FEBRUARY 2000)

           September 30, 2001               31,590           $7.99              $253                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001                4,475           $7.99               $36                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001               61,663           $7.99              $493                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001               96,420           $7.99              $770                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL-CAP -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001               73,672           $7.98              $588                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ACCESS - ANNUAL RATCHET (POST JANUARY 2000),
           PREMIUM PLUS - ANNUAL RATCHET (POST JANUARY 2000)

           September 30, 2001               27,076           $7.98              $216                1.60%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               10,401           $7.98               $83                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              100,828           $7.98              $805                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001                2,758           $7.98               $22                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              152,799           $7.98            $1,219                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -




                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL-CAP -
           ACCESS  - MAX 7  (POST  JANUARY  2000),  PREMIUM  PLUS - MAX 7
           (POST JANUARY 2000)

           September 30, 2001               27,199           $7.97              $217                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           VALUE

           September 30, 2001                1,462           $7.96                $2                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001                5,022           $7.97               $40                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           LANDMARK - 7% SOLUTION

           September 30, 2001                  847           $7.97                $7                2.00%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                  876           $7.97                $7                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ACCESS - MAX 5.5 (POST APRIL 2001), LANDMARK - MAX 7

           September 30, 2001               11,283           $7.97               $90                2.10%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

SMALL-CAP -
           ACCESS - 7% SOLUTION (POST APRIL 2001)

           September 30, 2001                  272           $7.96                $2                2.15%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

SMALL-CAP -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                1,462           $7.96               $12                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           DVA PLUS - STANDARD (POST JANUARY 2000)

           September 30, 2001                  113           $7.81                $1                1.30%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           DVA PLUS - ANNUAL RATCHET (PRE FEBRUARY 2000) & 5.5% SOLUTION, ACCESS
           - STANDARD (PRE FEBRUARY 2000), PREMIUM PLUS - STANDARD (PRE FEBRUARY
           2000), ES II

           September 30, 2001                4,392           $7.81               $34                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           DVA PLUS - ANNUAL RATCHET (POST JANUARY 2000), ACCESS - STANDARD
           (POST JANUARY 2000), PREMIUM PLUS -  STANDARD (POST JANUARY 2000)

           September 30, 2001              259,160           $7.81            $2,024                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EUROPE 30 -
           DVA PLUS - 7% SOLUTION (PRE FEBRUARY  2000),  ACCESS - ANNUAL RATCHET
           (PREFEBRUARY  2000) AND 5.5% SOLUTION,  PREMIUM PLUS - ANNUAL RATCHET
           (PRE FEBRUARY 2000) AND 5.5% SOLUTION

           September 30, 2001                3,227           $7.80               $25                1.55%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           DVA PLUS - 7% SOLUTION (POST JANUARY 2000)

           September 30, 2001               12,799           $7.80              $100                1.65%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           ACCESS - 7% SOLUTION (PRE FEBRUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (PRE FEBRUARY 2000)

           September 30, 2001              131,030           $7.80            $1,022                1.70%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           DVA PLUS - MAX 7 (POST JANUARY 2000)

           September 30, 2001               24,737           $7.80              $193                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001              355,969           $7.79            $2,773                1.80%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           ACCESS - 7% SOLUTION (POST JANUARY 2000),  PREMIUM PLUS - 7% SOLUTION
           (POST JANUARY 2000)

           September 30, 2001                7,148           $7.79               $56                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

EUROPE 30 -
           VALUE

           September 30, 2001                  240           $7.82                $2                0.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           ES II, MAX 7 (POST 2000), GENERATIONS - MAX 7

           September 30, 2001                2,635           $7.79               $21                1.85%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           ACCESS - ANNUAL RATCHET (POST APRIL 2001)

           September 30, 2001                1,211           $7.79                $9                2.05%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

EUROPE 30 -
           ACCESS  - MAX 7 (POST APRIL 2001)

           September 30, 2001                4,752           $7.78               $37                2.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME FUND -
           VA OPTION II

           September 30, 2001                1,716           $8.93               $15                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME FUND -
           VA BONUS OPTION I

           September 30, 2001                6,306           $8.92               $56                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

GROWTH AND INCOME FUND -
           VA BONUS OPTION II

           September 30, 2001                3,738           $8.92               $34                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME FUND -
           VA BONUS OPTION III

           September 30, 2001                  349           $8.91                $3                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

GROWTH AND INCOME FUND -
           VA OPTION I

           September 30, 2001                3,886           $8.93               $35                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL GROWTH AND INCOME FUND -
           VA OPTION II

           September 30, 2001                   89           $8.79                $1                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL GROWTH AND INCOME FUND -
           VA OPTION III

           September 30, 2001                1,097           $8.79               $10                1.40%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL GROWTH AND INCOME FUND -
           VA BONUS OPTION I

           September 30, 2001                8,564           $8.79               $75                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -





                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL GROWTH AND INCOME FUND -
           VA BONUS OPTION II

           September 30, 2001                  673           $8.78                $6                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL GROWTH AND INCOME FUND -
           VA BONUS OPTION III

           September 30, 2001                7,566           $8.78               $67                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

INTERNATIONAL GROWTH AND INCOME FUND -
           VA OPTION I

           September 30, 2001                4,115           $8.80               $36                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VOYAGER FUND -
           VA OPTION II

           September 30, 2001                  132           $7.18                $1                1.25%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VOYAGER FUND -
           VA BONUS OPTION I

           September 30, 2001               15,152           $7.18              $109                1.45%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VOYAGER FUND -
           VA BONUS OPTION II

           September 30, 2001                1,379           $7.17               $10                1.75%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -






                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                              NOTES TO FINANCIAL STATEMENTS - UNAUDITED
                                                         SEPTEMBER 30, 2001
                                                             (CONTINUED)

NOTE 6 - SUMMARY OF INVESTMENT AND EXPENSE RATIOS (CONTINUED)

                                                                                            MORTALITY, EXPENSE
                                                             UNIT           NET ASSETS       RISK & ASSET BASED        TOTAL
           DIVISION/CONTRACT               UNITS            VALUE             (000S)           ADMIN CHARGES          RETURN
------------------------------------------------------------------------------------------------------------------------------

VOYAGER FUND -
           VA BONUS OPTION III

           September 30, 2001                1,318           $7.17                $9                1.90%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -

VOYAGER FUND -
           VA OPTION I

           September 30, 2001                2,560           $7.18               $18                0.95%                   *
           December 31, 2000                     -               -                 -                    -                   -
           December 31, 1999                     -               -                 -                    -                   -
           December 31, 1998                     -               -                 -                    -                   -
           December 31, 1997                     -               -                 -                    -                   -


* Year of commencement of operations.



                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

For the Year Ended December 31, 2000

The financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

     Report of Independent Auditors
     Financial Statements
        Statement of Net Assets as of December 31, 2000
        Statements of Operations for the year ended December 31, 2000 Statements of Changes in Net Assets for the years ended
         December 31, 2000 and 1999
     Notes to Financial Statements

--------------------------------------------------------------------------------
                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
GOLDEN AMERICAN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Year ended December 31, 2000
with Report of Independent Auditors

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                              FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2000

                                    CONTENTS




Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets........................................................2
Statements of Operations.......................................................4
Statements of Changes in Net Assets...........................................12
Notes to Financial Statements.................................................20

                         Report of Independent Auditors

The Board of Directors and Participants
Golden American Life Insurance Company

We have audited the accompanying statement of net assets of Golden American Life Insurance Company Separate Account B (comprised of the Liquid Asset, Limited Maturity Bond, Large Cap, Hard Assets, All-Growth, All Cap, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Emerging
Markets, Market Manager, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Global Fixed Income, Developing World, Growth Opportunities, Asset Allocation Growth, Diversified Mid Cap, Investors, Growth and Income, Special Situation, ING Global Brand Names, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, Prudential Jennison, SP Jennison International Growth, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International Equity, Smith Barney Money Market, International Equity, Asset Allocation, Equity, Growth & Income, High Quality Bond, and Small Company Growth Divisions) as of December 31, 2000 and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the mutual funds' transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden American Life Insurance Company Separate Account B at December 31, 2000 and the results of its operations and changes in its net assets for the periods described above, in conformity with accounting principles generally accepted in the United States.


                                            s/ Ernst & Young LLP


Atlanta, Georgia
February 19, 2001



                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                    SEPARATE ACCOUNT B
                                                 STATEMENT OF NET ASSETS
                                                    DECEMBER 31, 2000
                                                  (Dollars in thousands)

                                                                                                            COMBINED
                                                                                                         ---------------
ASSETS
   Investments at net asset value:
    The GCG Trust:
      Liquid Asset Series, 679,666,317 shares (cost - $679,666)                                               $679,666
      Limited Maturity Bond Series, 19,084,290 shares (cost - $205,175)                                        200,958
      Large Cap Value Series, 9,314,285 shares (cost $99,244)                                                   98,545
      Hard Assets Series, 3,726,113 shares (cost - $41,149)                                                     41,509
      All Cap Series, 9,160,079 shares (cost - $106,227)                                                       104,883
      Real Estate Series, 6,594,529 shares (cost - $95,407)                                                    100,303
      Fully Managed Series, 20,797,318 shares (cost - $328,147)                                                345,651
      Equity Income Series, 25,003,760 shares (cost - $303,717)                                                291,793
      Capital Appreciation Series, 29,267,229 shares (cost - $543,364)                                         477,934
      Rising Dividends Series, 36,563,443 shares (cost - $800,261)                                             860,338
      Emerging Markets Series, 2,463,146 shares (cost - $21,164)                                                19,953
      Market Manager Series, 369,777 shares (cost - $4,962)                                                      6,619
      Value Equity Series, 10,880,300 shares (cost - $173,032)                                                 180,722
      Strategic Equity Series, 21,515,205 shares (cost - $449,691)                                             359,734
      Small Cap Series, 39,448,306 shares (cost - $683,620)                                                    422,097
      Managed Global Series, 19,318,619 shares (cost - $293,245)                                               228,347
      Mid-Cap Growth Series, 62,027,934 shares (cost - $1,613,463)                                           1,158,061
      Capital Growth Series, 31,353,137 shares (cost - $512,403)                                               463,399
      Research Series, 38,211,371 shares (cost - $828,919)                                                     800,528
      Total Return Series, 35,815,792 shares (cost - $581,380)                                                 608,868
      Growth Series, 74,569,267 shares (cost - $1,944,787)                                                   1,474,980
      Global Fixed Income Series, 4,171,868 shares (cost - $41,895)                                             40,000
      Developing World Series, 7,167,044 shares (cost - $56,718)                                                54,398
      Asset Allocation Growth Series, 499,555 shares (cost - $4,711)                                             4,696
      Diversified Mid Cap Series, 1,148,409 shares (cost - $11,228)                                             11,358
      Investors Series, 1,949,173 shares (cost - $21,793)                                                       21,558
      Growth & Income Series, 1,276,476 shares (cost - $12,801)                                                 12,726
      Special Situation Series, 661,201 shares (cost - $6,245)                                                   5,891
    ING Variable Insurance Trust:
      ING Global Brand Names Series, 630,468 shares (cost - $5,770)                                              5,554
    PIMCO Variable Insurance Trust:
      PIMCO High Yield Bond Portfolio, 19,550,686 shares (cost - $174,443)                                     162,857
      PIMCO StocksPLUS Growth and Income Portfolio, 23,290,726 shares (cost - $307,491)                        258,484
    Prudential Series Fund Inc.:
      Prudential Jennison Portfolio, 337,959 shares (cost - $9,923)                                              7,732
      SP Jennison International Growth Portfolio, 320,402 shares (cost - $2,818)                                 2,720
    Greenwich Street Series Fund Inc.:
      Appreciation Portfolio, 36,421 shares (cost - $769)                                                          831
    Travelers Series Fund Inc.:
      Smith Barney High Income Portfolio, 44,108 shares (cost - $565)                                              446
      Smith Barney Large Cap Value Portfolio, 32,543 shares (cost - $672)                                          692
      Smith Barney International Equity Portfolio, 26,196 shares (cost - $410)                                     455
      Smith Barney Money Market Portfolio, 155,637 shares (cost - $156)                                            156
    Warburg Pincus Trust:
      International Equity Portfolio, 18,138,783 shares (cost - $221,413)                                      194,618


                                       2


                                          GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                    SEPARATE ACCOUNT B
                                                 STATEMENT OF NET ASSETS
                                                    DECEMBER 31, 2000
                                                       (CONTINUED)
                                                  (DOLLARS IN THOUSANDS)


                                                                                                            COMBINED
                                                                                                         ---------------
     The Galaxy VIP Fund:
      Asset Allocation Portfolio, 83,544 shares (cost - $1,456)                                                  1,387
      Equity Portfolio, 54,055 shares (cost - $1,203)                                                            1,071
      Growth & Income Portfolio, 25,185 shares (cost - $277)                                                       284
      High Quality Bond Portfolio, 7,532 shares (cost - $75)                                                        78
      Small Company Growth Portfolio, 6,192 shares (cost - $83)                                                     72
                                                                                                         ---------------
TOTAL NET ASSETS (cost - $11,191,938)                                                                       $9,712,952
                                                                                                         ===============

NET ASSETS
   For variable annuity insurance contracts                                                                 $9,712,274
   Retained in Separate Account B by Golden American Life Insurance Company                                        678
                                                                                                         ---------------
TOTAL NET ASSETS                                                                                            $9,712,952
                                                                                                         ===============



                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                       (Dollars in thousands)



                                                         LIMITED
                                           LIQUID       MATURITY       LARGE CAP            HARD           ALL-
                                            ASSET           BOND           VALUE          ASSETS         GROWTH         ALL CAP
                                         DIVISION       DIVISION        DIVISION (b)    DIVISION       DIVISION        DIVISION (b)
                                      --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................     $31,117        $12,292            $851            $221        $71,415          $2,338
    Capital gains distributions......           -              -               -               -            252               -
                                      --------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........      31,117         12,292             851             221         71,667           2,338

   Expenses:
    Mortality and expense risk
      and other charges..............       7,819          2,279             551             610            149             516
    Annual administrative charges....         214             42               4              14              5               5
    Minimum death benefit guarantee
      charges........................           6              1               -               1              -               -
    Contingent deferred sales
      charges........................       3,708             34              15              14              -              20
    Other contract charges...........          24              8              14               3              1              11
    Amortization of deferred charges
     related to:
      Deferred sales load............         459             86               -              28             23               -
      Premium taxes..................           2              -               -               -              -               -
                                      --------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................      12,232          2,450             584             670            178             552
                                      --------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......      18,885          9,842             267            (449)        71,489           1,786

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................           -           (105)            239            (889)       (18,152)            242
    Net unrealized appreciation
      (depreciation) of investments..           -            (15)           (699)           (651)       (51,150)         (1,344)
                                      --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..     $18,885         $9,722           $(193)        $(1,989)        $2,187            $684
                                      ============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                  4


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)




                                           REAL           FULLY          EQUITY          CAPITAL         RISING        EMERGING
                                          ESTATE         MANAGED         INCOME        APPRECIATION     DIVIDENDS      MARKETS
                                         DIVISION       DIVISION        DIVISION         DIVISION       DIVISION       DIVISION
                                      --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................      $4,110         $15,364          $15,316         $6,303          $4,532            $-
    Capital gains distributions......           -          15,744            7,209         10,783          22,363             -
                                      --------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........       4,110          31,108           22,525         17,086          26,895             -

   Expenses:
    Mortality and expense risk
      and other charges..............       1,018           3,984            3,561          7,009          13,009           354
    Annual administrative charges....          24             102              113            127             256            12
    Minimum death benefit guarantee
      charges........................           -               1                4              1               1             1
    Contingent deferred sales
      charges........................          12              55               37            111             219             3
    Other contract charges...........           4               9               13             30              32             2
    Amortization of deferred charges
     related to:
      Deferred sales load............          46             171              310            205             329            55
      Premium taxes..................           -               -                4              -               -             -
                                      --------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................       1,104           4,322            4,042          7,483          13,846           427
                                      --------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......       3,006          26,786           18,483          9,603          13,049          (427)

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................      (6,745)         11,021           (3,402)        17,565          33,219        (1,161)
    Net unrealized appreciation
      (depreciation) of investments..      20,074          15,994           13,813       (117,226)        (79,215)       (9,340)
                                      --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..     $16,335         $53,801          $28,894       $(90,058)       $(32,947)     $(10,928)
                                      ============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 5


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)




                                           MARKET          VALUE       STRATEGIC          SMALL         MANAGED           MID-CAP
                                          MANAGER         EQUITY          EQUITY            CAP          GLOBAL            GROWTH
                                         DIVISION       DIVISION        DIVISION       DIVISION        DIVISION          DIVISION
                                      ----------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................         $97         $2,011              $-       $141,802         $52,156          $403,747
    Capital gains distributions......         497            739          14,167         27,322          14,643            34,872
                                      ----------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........         594          2,750          14,167        169,124          66,799           438,619

   Expenses:
    Mortality and expense risk
      and other charges..............           1          2,362           5,333          6,763           2,946            15,568
    Annual administrative charges....           -             49              73            107              55               247
    Minimum death benefit guarantee
      charges........................           -              -               -              1               1                 1
    Contingent deferred sales
      charges........................           -             41              74             93              32               247
    Other contract charges...........           -              5              38             32              26                78
    Amortization of deferred charges
     related to:
      Deferred sales load............          25             51              41             44             185               190
      Premium taxes..................           -              -               -              -               -                 1
                                      ----------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................          26          2,508           5,559          7,040           3,245            16,332
                                      ----------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......         568            242           8,608        162,084          63,554           422,287

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................         386         (2,971)         50,573         65,908          (6,564)          186,968
    Net unrealized appreciation
      (depreciation) of investments..        (868)        13,904        (146,317)      (336,905)        (91,449)         (585,733)
                                      ----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..         $86        $11,175        $(87,136)     $(108,913)       $(34,459)          $23,522
                                      ==============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 6


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)



                                                                                                        GLOBAL
                                          CAPITAL                           TOTAL                        FIXED     DEVELOPING
                                           GROWTH         RESEARCH         RETURN          GROWTH       INCOME          WORLD
                                         DIVISION         DIVISION       DIVISION        DIVISION     DIVISION       DIVISION
                                      ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................      $6,399           $9,386        $26,998         $79,262       $2,164           $226
    Capital gains distributions......       9,560           78,382         17,904          27,487            -            213
                                      ---------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........      15,959           87,768         44,902         106,749        2,164            439

   Expenses:
    Mortality and expense risk
      and other charges..............       7,347           12,000          7,653          25,237          406            981
    Annual administrative charges....         135              211            160             382            6             10
    Minimum death benefit guarantee
      charges........................           -                -              -               1            -              -
    Contingent deferred sales
      charges........................         131              184            198             385            6             11
    Other contract charges...........          26               37             13             114            -              6
    Amortization of deferred charges
     related to:
      Deferred sales load............          29               49             28              80            2              2
      Premium taxes..................           -                -              -               -            -              -
                                      ---------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................       7,668           12,481          8,052          26,199          420          1,010
                                      ---------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......       8,291           75,287         36,850          80,550        1,744           (571)

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................       3,118            9,952          3,673         276,219         (159)       (14,693)
    Net unrealized appreciation
      (depreciation) of investments..    (108,099)        (144,747)        31,039        (808,716)      (1,223)        (9,975)
                                      ---------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..    $(96,690)        $(59,508)       $71,562       $(451,947)        $362       $(25,239)
                                      =============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 7


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)



                                                           ASSET
                                            GROWTH    ALLOCATION       DIVERSIFIED                          GROWTH      SPECIAL
                                      OPPORTUNITIES       GROWTH           MID CAP       INVESTORS      AND INCOME    SITUATION
                                          DIVISION      DIVISION (f)      DIVISION (e)   DIVISION (g)  DIVISION (e)    DIVISION (e)
                                      --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................        $340             $4               $23           $615            $10             $6
    Capital gains distributions......          36              -                 -              -              -              -
                                      --------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........         376              4                23            615             10              6

   Expenses:
    Mortality and expense risk
      and other charges..............           8              7                25            119             24             14
    Annual administrative charges....           -              -                 1              2              -              -
    Minimum death benefit guarantee
      charges.......................            -              -                 -              -              -              -
    Contingent deferred sales
      charges........................           -              -                 1              1              -              -
    Other contract charges...........           -              -                 -              2              -              -
    Amortization of deferred charges
     related to:
      Deferred sales load............           -              -                 -              -              -              -
      Premium taxes..................           -              -                 -              -              -              -
                                      --------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................           8              7                27            124             24             14
                                      --------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......         368             (3)               (4)           491            (14)            (8)

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................        (304)            (8)             (172)           124            (41)            (5)
    Net unrealized appreciation
      (depreciation) of investments..        (460)           (15)              130           (235)           (75)          (354)
                                      --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..       $(396)          $(26)             $(46)          $380          $(130)         $(367)
                                      ============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 8


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)


                                                          PIMCO           PIMCO
                                        ING GLOBAL         HIGH      STOCKSPLUS                      SP JENNISON
                                           BRAND          YIELD      GROWTH AND       PRUDENTIAL   INTERNATIONAL
                                           NAMES           BOND          INCOME         JENNISON          GROWTH    APPRECIATION
                                        DIVISION (d)   DIVISION        DIVISION         DIVISION (c)    DIVISION (c)    DIVISION
                                      ----------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................        $15        $13,212         $17,726                -               -              $7
    Capital gains distributions......          -              -           9,541             $938               -              13
                                      ----------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........         15         13,212          27,267              938               -              20

   Expenses:
    Mortality and expense risk
      and other charges..............         24          2,329           3,972               39              $7              13
    Annual administrative charges....        -               40              61                -               -               -
    Minimum death benefit guarantee
      charges........................        -                -               -                -               -               -
    Contingent deferred sales
      charges........................        -               34              59                5               -               -
    Other contract charges...........        -                7              13                -               -               -
    Amortization of deferred charges
     related to:
      Deferred sales load............        -                6               7                -               -               -
      Premium taxes..................        -                -               -                -               -               -
                                      ----------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................         24          2,416           4,112               44               7              13
                                      ----------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......         (9)        10,796          23,155              894              (7)              7

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................       (220)        (7,571)          2,713              (13)             49              24
    Net unrealized appreciation
      (depreciation) of investments..       (216)        (6,847)        (55,206)          (2,191)            (98)            (57)
                                      ----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..      $(445)       $(3,622)       $(29,338)         $(1,310)           $(56)           $(26)
                                      ==============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 9


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)


                                           SMITH            SMITH          SMITH           SMITH
                                          BARNEY           BARNEY         BARNEY          BARNEY
                                            HIGH        LARGE CAP  INTERNATIONAL           MONEY    INTERNATIONAL         ASSET
                                          INCOME            VALUE         EQUITY          MARKET           EQUITY    ALLOCATION
                                        DIVISION         DIVISION       DIVISION        DIVISION         DIVISION      DIVISION
                                      ----------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................        $45               $8             $4             $12           $5,642           $22
    Capital gains distributions......          -               15              -               -           21,362            26
                                      ----------------------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........         45               23              4              12           27,004            48

   Expenses:
    Mortality and expense risk
      and other charges..............          -                2              8               3            3,334            12
    Annual administrative charges....          -                1              -               -               40             -
    Minimum death benefit guarantee
      charges........................          -                -              -               -                -             -
    Contingent deferred sales
      charges........................          -                -              -              11               31             -
    Other contract charges...........          -                -              -               -               14             -
    Amortization of deferred charges
     related to:
      Deferred sales load............          -                -              -               -                -             -
      Premium taxes..................          -                -              -               -                -             -
                                      ----------------------------------------------------------------------------------------------
   TOTAL EXPENSES....................          -                3              8              14            3,419            12
                                      ----------------------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......         45               20             (4)             (2)          23,585            36

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................        (20)              (3)            15               -          (25,607)            1
    Net unrealized appreciation
      (depreciation) of investments..        (66)              57           (162)              -          (52,548)          (70)
                                      ----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..       $(41)             $74          $(151)            $(2)        $(54,570)         $(33)
                                      ==============================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 10


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                      STATEMENTS OF OPERATIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 2000, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)



                                                                             HIGH           SMALL
                                                                          QUALITY         COMPANY
                                         EQUITY           GROWTH &           BOND          GROWTH
                                       DIVISION    INCOME DIVISION       DIVISION        DIVISION (a)       COMBINED
                                      ----------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
   Income:
    Dividends........................         -                  -             $2               -           $925,800
    Capital gains distributions......       $85                 $4              -              $5            314,162
                                      ----------------------------------------------------------------------------------
   TOTAL INVESTMENT INCOME...........        85                  4              2               5          1,239,962

   Expenses:
    Mortality and expense risk
      and other charges..............        10                  3              -               1            137,410
    Annual administrative charges....         -                  -              -               -              2,498
    Minimum death benefit guarantee
      charges........................         -                  -              -               -                 20
    Contingent deferred sales
      charges........................         -                  -              -               -              5,772
    Other contract charges...........         -                  -              -               -                562
    Amortization of deferred charges
     related to:
      Deferred sales load............         -                  -              -               -              2,451
      Premium taxes..................         -                  -              -               -                  7
                                      ----------------------------------------------------------------------------------
   TOTAL EXPENSES....................        10                  3              -               1            148,720
                                      ----------------------------------------------------------------------------------
   NET INVESTMENT INCOME (LOSS)......        75                  1              2               4          1,091,242

REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
    Net realized gain (loss) on
      investments....................         -                  1              -               -            573,205
    Net unrealized appreciation
      (depreciation) of investments..      (137)                 5              3             (11)        (2,517,401)
                                      ----------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS..      $(62)                $7             $5             $(7)         $(852,954)
                                      ==================================================================================


(a) Commencement of operations, January 3, 2000.
(b) Commencement of operations, February 1,2000.
(c) Commencement of operations, May 5, 2000.
(d) Commencement of operations, May 8, 2000.
(e) Commencement of operations, October 2, 2000.
(f) Commencement of operations, October 3, 2000.
(g) Commencement of operations, October 4, 2000.


See accompanying notes.


                                                                 11


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                       (Dollars in thousands)




                                                             LIMITED
                                                 LIQUID     MATURITY      LARGE CAP         HARD          ALL-
                                                  ASSET         BOND          VALUE        ASSETS       GROWTH         ALL CAP
                                               DIVISION     DIVISION     DIVISION(e)     DIVISION     DIVISION      DIVISION(e)
                                            ------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........       $175,759     $102,832             $-       $29,703      $81,807              $-
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........          6,762        3,033              -          (460)      26,166               -
    Net realized gain (loss) on
      investments.......................              -         (153)             -        (9,098)      12,611               -
    Net unrealized appreciation
      (depreciation) of investments.....              -       (3,486)             -        15,365       41,917               -
                                            ------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..          6,762         (606)             -         5,807       80,694               -

  Changes from principal transactions:
    Purchase payments...................        466,501       67,604              -         7,898        9,526               -
    Contract distributions and
      terminations......................       (123,045)     (15,384)             -        (5,361)     (15,134)              -
    Transfer payments from (to) Fixed
      Accounts and other Divisions......         (3,655)      (4,046)             -           881      (11,033)              -
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................              4            1              -             1            3               -
                                            ------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................        339,805       48,175              -         3,419      (16,638)              -
                                            ------------------------------------------------------------------------------------
  Total increase (decrease).............        346,567       47,569              -         9,226       64,056               -
                                            ------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......        522,326      150,401              -        38,929      145,863               -

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........         18,885        9,842           $267          (449)      71,489          $1,786
    Net realized gain (loss) on
      investments.......................              -         (105)           239          (889)     (18,152)            242
    Net unrealized appreciation
      (depreciation) of investments.....              -          (15)          (699)         (651)     (51,150)         (1,344)
                                            ------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..         18,885        9,722           (193)       (1,989)       2,187             684

  Changes from principal transactions:
    Purchase payments...................        596,489       36,148         55,323         7,384           22          41,432
    Contract distributions and
      terminations......................       (474,039)     (10,071)        (1,282)       (2,536)      (2,005)         (1,349)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......         16,005       14,758         44,697          (279)    (146,067)         64,116
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................              -            -              -             -            -               -
                                            ------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................        138,455       40,835         98,738         4,569     (148,050)        104,199
                                            ------------------------------------------------------------------------------------
  Total increase (decrease).............        157,340       50,557         98,545         2,580     (145,863)        104,883
                                            ------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......       $679,666     $200,958        $98,545       $41,509           $-        $104,883
                                            ====================================================================================


(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 12


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)





                                                 REAL          FULLY          EQUITY         CAPITAL         RISING       EMERGING
                                               ESTATE        MANAGED          INCOME    APPRECIATION      DIVIDENDS        MARKETS
                                             DIVISION       DIVISION        DIVISION        DIVISION       DIVISION       DIVISION
                                          ------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........      $68,995       $226,366       $273,910         $256,578       $500,616        $22,254
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........        2,686         15,541         23,408           37,666          9,576           (115)
    Net realized gain (loss) on
      investments.......................          452          4,586            604           12,525         12,658           (839)
    Net unrealized appreciation
      (depreciation) of investments.....       (6,895)        (8,712)       (30,854)          16,816         60,461         17,638
                                          ------------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..       (3,757)        11,415         (6,842)          67,007         82,695         16,684

  Changes from principal transactions:
    Purchase payments...................        9,108         62,680         62,880          107,357        245,047          1,445
    Contract distributions and
      terminations......................       (9,074)       (30,839)       (54,241)         (44,732)       (59,723)        (3,546)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......       (9,597)        (2,413)        (4,436)          15,746         44,445         (1,366)
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................            2              9             13               11             14              1
                                          ------------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................       (9,561)        29,437          4,216           78,382        229,783         (3,466)
                                          ------------------------------------------------------------------------------------------
  Total increase (decrease).............      (13,318)        40,852         (2,626)         145,389        312,478         13,218
                                          ------------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......       55,677        267,218        271,284          401,967        813,094         35,472

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........        3,006         26,786         18,483            9,603         13,049           (427)
    Net realized gain (loss) on
      investments.......................       (6,745)        11,021         (3,402)          17,565         33,219         (1,161)
    Net unrealized appreciation
      (depreciation) of investments.....       20,074         15,994         13,813         (117,226)       (79,215)        (9,340)
                                          ------------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..       16,335         53,801         28,894          (90,058)       (32,947)       (10,928)

  Changes from principal transactions:
    Purchase payments...................       10,381         37,354         37,977          156,864        138,073          3,076
    Contract distributions and
      terminations......................       (4,280)       (17,995)       (20,552)         (27,188)       (49,067)        (2,533)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......       22,190          5,271        (25,811)          36,346         (8,823)        (5,134)
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................            -             2               1                3              8              -
                                          ------------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................       28,291         24,632         (8,385)         166,025         80,191         (4,591)
                                          ------------------------------------------------------------------------------------------
  Total increase (decrease).............       44,626         78,433         20,509           75,967         47,244        (15,519)
                                          ------------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......     $100,303       $345,651       $291,793         $477,934       $860,338        $19,953
                                          ==========================================================================================


(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.

                                                                 13


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)



                                                MARKET           VALUE     STRATEGIC          SMALL        MANAGED        MID-CAP
                                               MANAGER          EQUITY        EQUITY            CAP         GLOBAL         GROWTH
                                              DIVISION        DIVISION      DIVISION       DIVISION       DIVISION       DIVISION
                                            ----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........        $7,707        $126,194       $71,348       $124,245       $130,684       $116,844
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........         1,043           1,468        (1,052)         6,069         22,518         40,271
    Net realized gain (loss) on
      investments.......................           861           5,066         5,704         30,614         42,644         27,166
    Net unrealized appreciation
      (depreciation) of investments.....          (880)         (9,606)       54,916         54,213          6,404        122,970
                                            ----------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..         1,024          (3,072)       59,568         90,896         71,566        190,407

  Changes from principal transactions:
    Purchase payments...................            77          33,542        56,281         94,650          8,846        167,461
    Contract distributions and
      terminations......................        (1,399)        (13,124)      (11,518)       (11,971)       (21,244)       (15,116)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......          (325)         (6,161)       21,844         26,607         (8,510)        79,613
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................             -               1             3              2              3              6
                                            ----------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................        (1,647)         14,258        66,610        109,288        (20,905)       231,964
                                            ----------------------------------------------------------------------------------------
  Total increase (decrease).............          (623)         11,186       126,178        200,184         50,661        422,371
                                            ----------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......         7,084         137,380       197,526        324,429        181,345        539,215

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........           568             242         8,608        162,084         63,554        422,287
    Net realized gain (loss) on
      investments.......................           386          (2,971)       50,573         65,908         (6,564)       186,968
    Net unrealized appreciation
      (depreciation) of investments.....          (868)         13,904      (146,317)      (336,905)       (91,449)      (585,733)
                                            ----------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..            86          11,175       (87,136)      (108,913)       (34,459)        23,522

  Changes from principal transactions:
    Purchase payments...................            32          21,970       159,024        158,999         83,233        355,851
    Contract distributions and
      terminations......................          (214)         (7,690)      (15,811)       (19,691)       (13,929)       (51,535)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......          (369)         17,887       106,131         67,271         12,151        291,004
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................             -               -             -              2              6              4
                                            ----------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................          (551)         32,167       249,344        206,581         81,461        595,324
                                            ----------------------------------------------------------------------------------------
  Total increase (decrease).............          (465)         43,342       162,208         97,668         47,002        618,846
                                            ----------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......        $6,619        $180,722      $359,734       $422,097       $228,347     $1,158,061
                                            ========================================================================================

(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 14


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS Noted
                                                             (continued)
                                                       (Dollars in thousands)


                                                                                                          GLOBAL
                                              CAPITAL                       TOTAL                         FIXED        DEVELOPING
                                               GROWTH      RESEARCH         RETURN          GROWTH       INCOME          WORLD
                                              DIVISION     DIVISION        DIVISION        DIVISION     DIVISION        DIVISION
                                           -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........      $178,950       $285,529        $227,835      $143,068        $9,528         $4,512
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........        18,209          2,922           8,500         6,048            81          1,125
    Net realized gain (loss) on
      investments.......................         3,969          2,750             531        46,796          (939)         2,134
    Net unrealized appreciation
      (depreciation) of investments.....        50,167         99,090          (4,991)      324,922          (662)         7,506
                                           -----------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..        72,345        104,762           4,040       377,766        (1,520)        10,765

  Changes from principal transactions:
    Purchase payments...................       158,765        232,103         191,000       444,759        10,947         14,639
    Contract distributions and
      terminations......................       (16,970)       (24,594)        (22,055)      (28,748)       (1,341)          (740)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......        37,151         40,954          54,551       268,657         3,644         22,497
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................             5              6               9             8             -              -
                                           -----------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................       178,951        248,469         223,505       684,676        13,250         36,396
                                           -----------------------------------------------------------------------------------------
  Total increase (decrease).............       251,296        353,231         227,545     1,062,442        11,730         47,161
                                           -----------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......       430,246        636,760         455,380     1,205,510        21,258         51,673

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........         8,291         75,287          36,850        80,550         1,744           (571)
    Net realized gain (loss) on
      investments.......................         3,118          9,952           3,673       276,219          (159)       (14,693)
    Net unrealized appreciation
      (depreciation) of investments.....      (108,099)      (144,747)         31,039      (808,716)       (1,223)        (9,975)
                                           -----------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..       (96,690)       (59,508)         71,562      (451,947)          362        (25,239)

  Changes from principal transactions:
    Purchase payments...................       119,650        184,644          92,211       640,780        10,963         36,474
    Contract distributions and
      terminations......................       (21,267)       (32,193)        (25,842)      (71,995)       (1,185)        (3,361)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......        31,458         70,825          15,551       152,627         8,600         (5,151)
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................             2              -               6             5             2              2
                                           -----------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................       129,843        223,276          81,926       721,417        18,380         27,964
                                           -----------------------------------------------------------------------------------------
  Total increase (decrease).............        33,153        163,768         153,488       269,470        18,742          2,725
                                           -----------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......      $463,399       $800,528        $608,868    $1,474,980       $40,000        $54,398
                                           =========================================================================================

(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 15


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)

                                                               ASSET
                                                 GROWTH   ALLOCATION    DIVERSIFIED                  GROWTH AND        SPECIAL
                                          OPPORTUNITIES       GROWTH        MID CAP     INVESTORS        INCOME      SITUATION
                                               DIVISION    IVISION(i)    DIVISION(h)   DIVISION(j)   DIVISION(h)    DIVISION(h)
                                          -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........         $4,131           $-             $-            $-            $-             $-
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........            193            -             -              -             -              -
    Net realized gain (loss) on
      investments.......................            732            -             -              -             -              -
    Net unrealized appreciation
      (depreciation) of investments.....            111            -             -              -             -              -
                                          -----------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..          1,036            -             -              -             -              -

  Changes from principal transactions:
    Purchase payments...................          1,833            -             -              -             -              -
    Contract distributions and
      terminations......................           (256)           -             -              -             -              -
    Transfer payments from (to) Fixed
      Accounts and other Divisions......            (81)           -             -              -             -              -
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................              -            -             -              -                            -
                                          -----------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................          1,496            -             -              -             -              -
                                          -----------------------------------------------------------------------------------------
  Total increase (decrease).............          2,532            -             -              -             -              -
                                          -----------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......          6,663            -             -              -             -              -
                                                                                                              -
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........            368          $(3)             (4)         491           $(14)            (8)
    Net realized gain (loss) on
      investments.......................           (304)          (8)           (172)         124            (41)            (5)
    Net unrealized appreciation
      (depreciation) of investments.....           (460)         (15)            130         (235)           (75)          (354)
                                          -----------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..           (396)         (26)            (46)         380           (130)          (367)

  Changes from principal transactions:
    Purchase payments...................              7        3,166           3,403        8,798          5,771          2,383
    Contract distributions and
      terminations......................            (10)          (8)            (53)        (368)           (45)           (43)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......         (6,264)       1,564           8,054       12,748          7,130          3,918
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................              -            -               -            -              -              -
                                          -----------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................         (6,267)       4,722          11,404       21,178         12,856          6,258
                                          -----------------------------------------------------------------------------------------
  Total increase (decrease).............         (6,663)       4,696          11,358       21,558         12,726          5,891
                                          -----------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......             $-       $4,696         $11,358      $21,558        $12,726         $5,891
                                          =========================================================================================

(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 16


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)

                                                 ING                       PIMCO
                                              GLOBAL        PIMCO     STOCKSPLUS                    SP JENNISON
                                               BRAND   HIGH YIELD     GROWTH AND     PRUDENTIAL   INTERNATIONAL         APPRE-
                                               NAMES         BOND         INCOME       JENNISON          GROWTH        CIATION
                                          DIVISION(g)    DIVISION       DIVISION     DIVISION(f)       DIVISION(f)    DIVISION
                                         ------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........        $-        $46,118        $51,802             $-              $-           $974
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........         -          6,684         16,907              -               -              7
    Net realized gain (loss) on
      investments.......................         -           (974)         4,397              -               -             23
    Net unrealized appreciation
      (depreciation) of investments.....         -         (4,721)         1,944              -               -             76
                                         ------------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..         -            989         23,248              -               -            106

  Changes from principal transactions:
    Purchase payments...................         -         73,017        122,580              -               -             40
    Contract distributions and
      terminations......................         -         (6,247)        (5,161)             -               -           (149)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......         -         32,181         28,758              -               -             12
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................         -              1              3              -               -              -
                                         ------------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................         -         98,952        146,180              -               -            (97)
                                         ------------------------------------------------------------------------------------------
  Total increase (decrease).............         -         99,941        169,428              -               -              9
                                         ------------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......           -      146,057        221,230              -               -            983

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........          (9)      10,796         23,155            894              (7)             7
    Net realized gain (loss) on
      investments.......................        (220)      (7,571)         2,713            (13)             49             24
    Net unrealized appreciation
      (depreciation) of investments.....        (216)      (6,847)       (55,206)        (2,191)            (98)           (57)
                                         ------------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..        (445)      (3,622)       (29,338)        (1,310)            (56)           (26)

  Changes from principal transactions:
    Purchase payments...................       4,326       36,532         73,805          6,264           1,189             16
    Contract distributions and
      terminations......................         (39)      (7,991)       (13,426)          (138)            (45)           (11)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......       1,712       (8,121)         6,213          2,916           1,632           (131)
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................           -            -              -              -               -              -
                                         ------------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................       5,999       20,420         66,592          9,042           2,776           (126)
                                         ------------------------------------------------------------------------------------------
  Total increase (decrease).............       5,554       16,798         37,254          7,732           2,720           (152)
                                         ------------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......      $5,554     $162,857       $258,484         $7,732          $2,720           $831
                                         ==========================================================================================

(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 17


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)

                                                SMITH        SMITH         SMITH
                                               BARNEY       BARNEY        BARNEY       SMITH
                                                 HIGH    LARGE CAP INTERNATIONAL      BARNEY   INTERNATIONAL           ASSET
                                               INCOME        VALUE        EQUITY       MONEY          EQUITY      ALLOCATION
                                             DIVISION     DIVISION      DIVISION      MARKET        DIVISION      DIVISION (b)
                                            --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........         $806         $701          $326        $318         $49,765               $-
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........           43           19            (4)          8             (48)              2
    Net realized gain (loss) on
      investments.......................          (48)          10            20           -          30,975               -
    Net unrealized appreciation
      (depreciation) of investments.....           10          (47)          214           -          24,199               1
                                            --------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..            5          (18)          230           8          55,126               3

  Changes from principal transactions:
    Purchase payments...................            3           42            18         210          55,479             127
    Contract distributions and
      terminations......................          (77)         (59)           (5)        (11)         (3,729)              -
    Transfer payments from (to) Fixed
      Accounts and other Divisions......         (190)         (23)          (32)         54          18,928               3
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................            -            -             -           -               -               -
                                            --------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................         (264)         (40)          (19)        253          70,678             130
                                            --------------------------------------------------------------------------------------
  Total increase (decrease).............         (259)         (58)          211         261         125,804             133
                                            --------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......          547          643           537         579         175,569             133

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........           45            20           (4)        (2)         23,585               36
    Net realized gain (loss) on
      investments.......................          (20)           (3)          15          -         (25,607)               1
    Net unrealized appreciation
      (depreciation) of investments.....          (66)           57         (162)         -         (52,548)             (70)
                                            --------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..          (41)           74         (151)        (2)        (54,570)             (33)

  Changes from principal transactions:
    Purchase payments...................            5             -           10          -          78,906            1,153
    Contract distributions and
      terminations......................          (22)           (8)          (6)      (700)         (9,015)              (8)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......          (43)          (17)          65        279           3,728              142
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................            -             -            -          -               -                -
                                            --------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................          (60)          (25)          69       (421)         73,619            1,287
                                            --------------------------------------------------------------------------------------
  Total increase (decrease).............         (101)           49          (82)      (423)         19,049            1,254
                                            --------------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......         $446         $692          $455       $156        $194,618           $1,387
                                            ======================================================================================

(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 18


                                               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                                         SEPARATE ACCOUNT B
                                                 STATEMENTS OF CHANGES IN NET ASSETS
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, EXCEPT AS NOTED
                                                             (continued)
                                                       (Dollars in thousands)


                                                                                                   SMALL
                                                                GROWTH &    HIGH QUALITY         COMPANY
                                                    EQUITY        INCOME            BOND          GROWTH
                                                DIVISION(b)   DIVISION(a)     DIVISION(c)     DIVISION(d)        COMBINED
                                             -------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 1999...........                $-            $-              $-              $-       $3,318,205
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........                7              1               -               -          255,284
    Net realized gain (loss) on
      investments.......................                -              -             $(1)              -          235,776
    Net unrealized appreciation
      (depreciation) of investments.....                5              2               -               -          828,093
                                             -------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..               12              3              (1)              -        1,319,153

  Changes from principal transactions:
    Purchase payments...................              281             98             127               -        2,706,971
    Contract distributions and
      terminations......................                -              -              (4)              -         (545,597)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......                4              6             (95)              -          644,573
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................                -              -               -               -              106
                                             -------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................              285            104              28               -        2,806,053
                                             -------------------------------------------------------------------------------
  Total increase (decrease).............              297            107              27               -        4,125,206
                                             -------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 1999.......              297            107              27               -        7,443,411

INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss)........               75              1                2              4        1,091,242
    Net realized gain (loss) on
      investments.......................                -              1                -              -          573,205
    Net unrealized appreciation
      (depreciation) of investments.....             (137)             5                3            (11)      (2,517,401)
                                             -------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from operations..              (62)             7                5             (7)        (852,954)

  Changes from principal transactions:
    Purchase payments...................              817            138               33             50        3,211,126
    Contract distributions and
      terminations......................              (11)           (11)              (6)             -         (909,574)
    Transfer payments from (to) Fixed
      Accounts and other Divisions......               30             43               19             29          820,900
    Addition to assets retained in the
      Account by Golden American Life
      Insurance Company.................                -              -                -              -               43
                                             -------------------------------------------------------------------------------
    Increase (decrease) in net assets
      derived from principal
      transactions......................              836            170               46             79        3,122,495
                                             -------------------------------------------------------------------------------
  Total increase (decrease).............              774            177               51             72        2,269,541
                                             -------------------------------------------------------------------------------
  NET ASSETS AT DECEMBER 31, 2000.......           $1,071           $284              $78            $72       $9,712,952
                                             ===============================================================================

(a)      Commencement of operations, October 25, 1999.
(b)      Commencement of operations, November 1, 1999.
(c)      Commencement of operations, December 3, 1999.
(d)      Commencement of operations, January 3, 2000.
(e)      Commencement of operations, February 1, 2000.
(f)      Commencement of operations, May 5, 2000.
(g)      Commencement of operations, May 8, 2000.
(h)      Commencement of operations, October 2, 2000.
(i)      Commencement of operations, October 3, 2000.
(j)      Commencement of operations, October 4, 2000.

See accompanying notes.


                                                                 19

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT B
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - ORGANIZATION
Golden American Life Insurance Company Separate Account B (the "Account") was established by Golden American Life Insurance Company ("Golden American") to support the operations of variable annuity contracts ("Contracts"). Golden American is primarily engaged in the issuance of variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Golden American provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the Golden American Guaranteed Interest Division, the Golden American Fixed Interest Division, and the Fixed Separate Account, which are not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Golden American.

During 2000, the Account had GoldenSelect Contracts and Granite PrimElite Contracts. GoldenSelect Contracts sold by Golden American during 2000 include DVA Plus, Access, Premium Plus, ESII, Value, and Access One.

The  Account  discontinued   offering  DVA  80  in  May  1991  and  discontinued
registering DVA 100 and DVA Series 100 for sale to the public as of May 1, 2000.

At December 31, 2000, the Account had, under GoldenSelect Contracts, thirty-eight investment divisions: Liquid Asset, Limited Maturity Bond, Hard Assets, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Emerging Markets, Market Manager, Value Equity, Strategic Equity, Small Cap, Managed Global, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Global Fixed Income, Developing World, Growth Opportunities, Asset Allocation, Diversified Mid Cap, Investors, Growth & Income, Special Situation, ING Global Brand Names, PIMCO High Yield Bond, PIMCO StocksPLUS Growth & Income, Prudential Jennison, SP Jennison International Growth, International Equity, Asset Allocation, Equity, Growth & Income, and High Quality Bond Divisions ("Divisions"). The Account also had, under Granite PrimElite Contracts, eight investments divisions: Mid-Cap Growth, Research, Total Return, Appreciation, Smith Barney High Income, Smith Barney Large Cap Value, Smith Barney International Equity, and Smith Barney Money Market Divisions (collectively with the divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio") of mutual funds, The GCG Trust, ING Variable Insurance Trust, PIMCO Variable Insurance Trust, Prudential Series Fund Inc., Greenwich Street Series Fund Inc., Travelers Series Fund Inc., Warburg Pincus Trust, or The Galaxy VIP Fund (the "Trusts"). The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Market Manager Division was open for investment for only a brief period during 1994 and 1995. This Division is now closed and Contractowners are not permitted to direct their investments into this Division.

On January 28, 2000, the consolidation of the All Growth and Growth Opportunities Series into the Mid Cap Growth Series took place at no cost to current contract holders. Shares of Mid-Cap Growth Series were substituted for shares of All Growth and Growth Opportunities Series.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS: Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES: Operations of the Account form a part of, and are taxed with, the total operations of Golden American which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Golden American.

NOTE 3 - CHARGES AND FEES
Prior to February 1, 2000, DVA Plus, Access, and the Premium Plus each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000 DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. Granite PrimElite has two death benefit options referred to as Standard and Annual Ratchet. Golden American discontinued external sales of DVA 80 in May 1991. Golden American has also discontinued external sales of DVA 100, DVA Series 100, and Granite PremElite. Under the terms of the Contract, certain charges are allocated to the Contracts to cover Golden American's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK CHARGES: Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges deducted at annual rates to cover these risks follows:

    SERIES                                                       ANNUAL RATES
    ------                                                       ------------
    DVA 80..................................................          0.80%
    DVA 100.................................................          0.90
    DVA Series 100..........................................          1.25
    DVA Plus (pre February 2000) - Standard.................          1.10
    DVA Plus (pre February 2000) - Annual Ratchet...........          1.25
    DVA Plus (pre February 2000) - 5.5% Solution............          1.25
    DVA Plus (pre February 2000) - 7% Solution..............          1.40
    DVA Plus (post February 2000) - Standard................          1.15
    DVA Plus (post February 2000) - Annual Ratchet..........          1.30
    DVA Plus (post February 2000) - 5.5% Solution...........          1.30
    DVA Plus (post February 2000) - Max 5.5.................          1.40
    DVA Plus (post February 2000) - 7% Solution.............          1.50
    DVA Plus (post February 2000) - Max 7...................          1.60
    Access (pre February 2000) - Standard...................          1.25
    Access (pre February 2000) - Annual Ratchet.............          1.40
    Access (pre February 2000) - 5.5% Solution..............          1.40
    Access (pre February 2000) - 7% Solution................          1.55
    Access (post February 2000) - Standard..................          1.30
    Access (post February 2000) - Annual Ratchet............          1.45
    Access (post February 2000) - 5.5% Solution.............          1.45

    SERIES                                                       ANNUAL RATES
    ------                                                       ------------
    Access (post February 2000) - Max 5.5...................          1.55
    Access (post February 2000) - 7% Solution...............          1.65
    Access (post February 2000) - Max 7.....................          1.75
    Premium Plus (pre February 2000) - Standard.............          1.25
    Premium Plus (pre February 2000) - Annual Ratchet.......          1.40
    Premium Plus (pre February 2000)- 5.5% Solution.........          1.40
    Premium Plus (pre February 2000) - 7% Solution..........          1.55
    Premium Plus (post February 2000) - Standard............          1.30
    Premium Plus (post February 2000) - Annual Ratchet......          1.45
    Premium Plus (post February 2000) - 7% Solution.........          1.65
    Premium Plus (post February 2000) - Max 7...............          1.75
    ESII....................................................          1.25
    Value...................................................          0.75
    Access One..............................................          0.35
    Granite PrimElite - Standard............................          1.10
    Granite PrimElite - Annual Ratchet......................          1.25

ASSET BASED ADMINISTRATIVE CHARGES: A daily charge at an annual rate of 0.10% is deducted from assets attributable to DVA 100 and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the DVA Plus, Access, Premium Plus, ESII, Value, Access One, and Granite PrimElite Contracts.

ADMINISTRATIVE CHARGES: An administrative charge is deducted from the accumulation value of Deferred Annuity Contracts to cover ongoing administrative expenses. The charge is $30 per Contract year for ES II and Value contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

MINIMUM DEATH BENEFIT GUARANTEE CHARGES: For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of Deferred Annuity Contracts on each Contract anniversary date.

CONTINGENT DEFERRED SALES CHARGES: Under DVA 80, DVA 100, DVA Plus, Premium Plus, ES II, Value, and Granite PrimElite Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken. The following table reflects the surrender charge that is assessed based upon the date a premium payment is received.

    Complete Years Elapsed                                                Surrender Charge
    Since Premium Payment
------------------------------- ----------------------------------------------------------------------------------------------------
                                   DVA 80 & 100       DVA PLUS       PREMIUM PLUS      ES II          VALUE        GRANITE PRIMELITE
                                   ------------       --------       ------------      -----          -----        -----------------
              0.............           6%                 7%               8%             8%            6%                 7%
              1.............           5                  7                8              7             6                  7
              2.............           4                  6                8              6             6                  6
              3.............           3                  5                8              5             5                  5
              4.............           2                  4                7              4             4                  4
              5.............           1                  3                6              3             3                  3
              6.............           -                  1                5              2             1                  1
              7.............           -                  -                3              1             -                  -
              8.............           -                  -                1              -             -                  -
              9+............           -                  -                -              -             -                  -

OTHER CONTRACT CHARGES: Under DVA 80, DVA 100, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for Contracts taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA 100 Contracts, annual distribution fees are deducted from the Contract accumulation values.

DEFERRED SALES LOAD: Under Contracts offered prior to October 1995, a sales load of up to 7.5 % was assessed against each premium payment for sales-related expenses as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA 100 Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

PREMIUM TAXES: For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums.

FEES WAIVED BY GOLDEN AMERICAN: Certain charges and fees for various types of Contracts are currently waived by Golden American. Golden American reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

A summary of the net assets retained in the Account, representing the unamortized deferred sales load and premium taxes advanced by Golden American previously noted, follows:

                                                                         YEAR ENDED DECEMBER 31
                                                              --------------------------------------------
                                                                      2000                    1999
                                                              --------------------     -------------------
                                                                         (Dollars in thousands)
Balance at beginning of year............................                $3,093                   $9,003
Sales load advanced.....................................                    43                      105
Amortization of deferred sales load and premium tax.....                (2,458)                  (6,015)
                                                              --------------------     -------------------
Balance at end of year..................................                  $678                   $3,093
                                                              ====================     ===================

NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of purchases and proceeds from sales of investments follows:

                                                                                    YEAR ENDED DECEMBER 31
                                                               ----------------------------------------------------------------
                                                                           2000                              1999
                                                               ----------------------------     -------------------------------
                                                                 PURCHASES         SALES          PURCHASES             SALES
                                                               ----------------------------     -------------------------------
                                                                                    (Dollars in thousands)
The GCG Trust:
     Liquid Asset Series..................................      $5,009,626    $4,852,286         $1,632,496        $1,285,868
     Limited Maturity Bond Series.........................         100,400        49,723             81,290            30,122
     Large Cap Value  Series..............................         104,683         5,678                  -                 -
     Hard Assets Series...................................          40,084        35,964             41,433            38,490
     All-Growth Series....................................          71,697       148,258             46,095            36,607
     All  Cap Series......................................         111,560         5,575                  -                 -
     Real Estate Series...................................          96,209        64,912             20,497            27,401
     Fully Managed Series.................................         112,464        61,046             68,756            23,879
     Equity Income Series.................................          98,938        88,840             70,767            43,280
     Capital Appreciation Series..........................         227,251        51,623            148,975            33,036
     Rising Dividends Series..............................         151,463        58,223            261,711            22,554
     Emerging Markets Series..............................          62,812        67,830              9,244            12,838
     Market Manager Series................................             594           813              1,084             1,813
     Value Equity Series..................................         126,574        94,165             43,808            28,137
     Strategic Equity Series..............................         404,992       147,040             90,233            24,704
     Small Cap Series.....................................         668,534       299,869            225,813           110,509
     Managed Global Series................................         773,452       628,437            178,228           176,669
     Mid-Cap Growth Series................................       1,570,684       553,073            391,543           119,357
     Capital Growth Series................................         163,005        24,871            220,384            23,307


                                       23


NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

                                                                                    YEAR ENDED DECEMBER 31
                                                               ----------------------------------------------------------------
                                                                           2000                              1999
                                                               ----------------------------     -------------------------------
                                                                 PURCHASES       SALES              PURCHASES         SALES
                                                               ----------------------------     -------------------------------
                                                                                    (Dollars in thousands)
     Research Series......................................         332,012        33,449            270,703            19,426
     Total Return Series..................................         177,368        58,592            236,379             4,467
     Growth Series........................................       2,357,943     1,555,976            860,731           170,066
     Global Fixed Income Series...........................          21,953         1,829             26,185            12,857
     Developing World Series..............................         224,227       196,834             58,318            20,799
     Growth Opportunities Series..........................             397         6,296              7,288             5,600
     Asset Allocation Growth Series.......................           4,913           194                  -                 -
     Diversified Mid-Cap Series...........................          16,411         5,011                  -                 -
     Investors Series.....................................          37,309        15,640                  -                 -
     Growth and Income Series.............................          15,051         2,209                  -                 -
     Special Situation Series.............................           6,296            46                  -                 -
ING Variable Insurance Trust:
     ING Global Brand Names Series........................           8,467         2,477                  -                 -
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio......................         104,012        72,796            124,005            18,385
     PIMCO StocksPLUS Growth and Income Portfolio.........         128,021        38,274            188,819            25,749
Prudential Series Fund Inc.:
     Prudential Jennison Portfolio........................          10,354           418                  -                 -
     SP Jennison International Growth Portfolio...........          13,316        10,547                  -                 -
Greenwich Street Series Fund Inc.:
       Appreciation Portfolio.............................             136           255                111               202
Travelers Series Fund Inc.:
     Smith Barney High Income Portfolio...................              78            93                 98               320
     Smith Barney Large Cap Value Portfolio...............              77            82                167               189
     Smith Barney International Equity Portfolio..........             111            46                 44                67
     Smith Barney Money Market Portfolio..................              13           436                483               222
Warburg Pincus Trust:
     International Equity Portfolio.......................       1,216,239     1,119,035            696,223           625,613
The Galaxy VIP Fund:
     Asset Allocation Portfolio...........................           1,340            17                141                 9
     Equity Portfolio.....................................             946            35                292                 -
     Growth & Income Portfolio............................             185            14                105                 -
     High Quality Bond Portfolio..........................              58            10                127                99
     Small Company Growth Portfolio.......................              84             1                  -                 -
                                                               ----------------------------------------------------------------
COMBINED..................................................     $14,572,339   $10,358,838         $6,002,576        $2,942,641
                                                               ================================================================


                                                              24

NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS
Contractowners' transactions shown in the following table reflect gross inflows ("Purchases") and outflows ("Sales") in units for each Division. The activity includes Contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA PLUS Contract. Updates to DVA PLUS Contracts resulted in both a sale (surrender of the old Contract) and a purchase (acquisition of the new
Contract). All of the purchases transactions for the Market Manager Division resulted from such updates.

                                                                                 YEAR ENDED DECEMBER 31
                                                       ---------------------------------------------------------------------------
                                                                      2000                                     1999
                                                       ----------------------------------       ----------------------------------
                                                             PURCHASES            SALES               PURCHASES           SALES
                                                       ----------------------------------       ----------------------------------

Liquid Asset Division............................          359,367,174       350,362,386            124,478,649      101,109,842
Limited Maturity Bond Division...................            6,653,002         4,238,782              6,043,778        3,110,174
Large Cap Value Series...........................           10,510,495         1,148,728                      -                -
Hard Assets Division.............................            2,834,446         2,496,801              2,900,594        2,714,660
All-Growth Division..............................                1,772         4,534,313              1,593,344        2,299,652
All Cap Series...................................           10,302,677         1,241,107                      -                -
Real Estate Division.............................            4,319,128         3,211,948              1,107,500        1,561,932
Fully Managed Division...........................            4,937,015         3,912,225              3,844,658        2,421,187
Equity Income Division...........................            5,587,065         5,891,560              4,105,827        3,799,977
Capital Appreciation Division....................            9,788,554         3,977,530              6,021,915        3,037,582
Rising Dividends Division........................            8,048,967         4,882,590             12,519,925        3,029,038
Emerging Markets Division........................            6,972,719         7,369,824              1,467,567        1,902,732
Market Manager Division..........................                    -            26,641                    435           75,755
Value Equity Division............................            7,941,727         6,192,411              2,852,986        2,154,579
Strategic Equity Division........................           19,709,430         9,587,363              6,344,054        2,305,045
Small Cap Division...............................           26,260,160        17,429,511             14,347,399        8,174,181
Managed Global Division..........................           34,701,368        30,852,410              9,633,015       10,824,049
Mid-Cap Growth Division..........................           29,199,551        15,272,144             14,316,514        5,846,579
Capital Growth Division..........................            9,504,070         2,906,917             12,561,878        2,575,149
Research Division................................           10,607,414         2,858,194             12,204,579        1,771,319
Total Return Division............................            9,344,159         5,124,311             13,447,324          976,323
Growth Division..................................           90,088,344        64,904,288             46,544,853       13,013,005
Global Fixed Income Division.....................            2,067,425           444,699              2,406,215        1,322,576
Developing World Division........................           25,929,101        23,178,428              6,615,294        2,774,781
Growth Opportunities Division....................                2,653           586,755                726,528          570,950
Asset Allocation Growth Series...................              536,932            35,902                      -                -
Diversified Mid-Cap Series.......................            1,738,197           587,931                      -                -
Investors Series.................................            3,506,979         1,589,857                      -                -
Growth and Income Series.........................            1,550,837           270,440                      -                -
Special Situation Series.........................              696,811            33,708                      -                -
ING Global Brand Names Series....................              966,161           330,869                      -                -
PIMCO High Yield Bond Division...................           11,171,609         9,133,980             12,707,468        2,989,676
PIMCO StocksPLUS Growth and
   Income Division...............................           10,253,524         4,989,762             15,418,741        3,191,901
Prudential Jennison Portfolio....................            1,167,863           181,053                      -                -
SP Jennison International Growth Portfolio.......            1,516,731         1,198,936                      -                -
Appreciation Division............................                6,545            13,984                  5,856           11,558
Smith Barney High Income Division................                2,416             6,424                  3,730           23,271
Smith Barney Large Cap Value Division............                2,886             4,081                  6,907            9,522
Smith Barney International Equity Division.......                4,883             1,931                  2,838            2,934
Smith Barney Money Market Division...............                    -            36,664                 40,398           19,082
International Equity Division....................           92,849,675        86,976,149             63,405,114       56,947,666
Asset Allocation Division........................              117,695             1,286                 13,289              844
Equity Division..................................               71,978             3,194                 26,039              835
Growth & Income Division.........................               16,903             1,136                 11,266            1,139
High Quality Bond Division.......................                5,210               922                 12,671            9,915
Small Company Growth Portfolio...................                5,427                 2                      -                -
                                                       ----------------------------------       ----------------------------------
COMBINED.........................................          820,867,678       678,030,077            397,739,148      240,579,410
                                                       ==================================       ==================================


                                                              25

NOTE 6 - NET ASSETS
Investments at net asset value less the payable to Golden American for charges and fees at December 31, 2000 consisted of the following:

                                                                          LIMITED
                                            LIQUID        MATURITY      LARGE CAP           HARD            ALL-
                                             ASSET            BOND          VALUE         ASSETS          GROWTH           ALL CAP
                                          DIVISION        DIVISION       DIVISION       DIVISION        DIVISION          DIVISION
                                       ---------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Unit transactions..................       $644,880        $174,673        $98,738        $35,044       $(100,519)         $104,199
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......         34,786          30,502            506          6,105         100,519             2,028
Net unrealized appreciation
   (depreciation) of investments...              -          (4,217)          (699)           360               -            (1,344)
                                       ---------------------------------------------------------------------------------------------
                                          $679,666        $200,958        $98,545        $41,509              $-          $104,883
                                       =============================================================================================

                                              REAL           FULLY         EQUITY        CAPITAL           RISING         EMERGING
                                            ESTATE         MANAGED         INCOME   APPRECIATION        DIVIDENDS          MARKETS
                                          DIVISION        DIVISION       DIVISION       DIVISION         DIVISION         DIVISION
                                       ---------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Unit transactions..................        $69,992        $221,658       $130,422       $391,281         $704,927          $38,618
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......         25,415         106,489        173,295        152,083           95,334          (17,454)
Net unrealized appreciation
   (depreciation) of investments...          4,896          17,504        (11,924)       (65,430)          60,077           (1,211)
                                       ---------------------------------------------------------------------------------------------
                                          $100,303        $345,651       $291,793       $477,934         $860,338          $19,953
                                       =============================================================================================

                                            MARKET           VALUE      STRATEGIC          SMALL         MANAGED           MID-CAP
                                           MANAGER          EQUITY         EQUITY            CAP          GLOBAL            GROWTH
                                          DIVISION        DIVISION       DIVISION       DIVISION        DIVISION          DIVISION
                                       ---------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Unit transactions..................            $44        $155,667       $377,532       $419,412        $150,916          $931,007
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......          4,918          17,365         72,159        264,208         142,329           682,456
Net unrealized appreciation
   (depreciation) of investments...          1,657           7,690        (89,957)      (261,523)        (64,898)         (455,402)
                                       ---------------------------------------------------------------------------------------------
                                            $6,619        $180,722       $359,734       $422,097        $228,347        $1,158,061
                                       =============================================================================================

                                           CAPITAL                          TOTAL                         GLOBAL        DEVELOPING
                                            GROWTH        RESEARCH         RETURN         GROWTH    FIXED INCOME             WORLD
                                          DIVISION        DIVISION       DIVISION       DIVISION        DIVISION          DIVISION
                                       ---------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Unit transactions..................       $471,766        $726,148       $521,837     $1,530,906         $40,770           $69,011
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......         40,637         102,771         59,543        413,881           1,125           (12,293)
Net unrealized appreciation
   (depreciation) of investments...        (49,004)        (28,391)        27,488       (469,807)         (1,895)           (2,320)
                                       ---------------------------------------------------------------------------------------------
                                          $463,399        $800,528       $608,868     $1,474,890         $40,000           $54,398
                                       =============================================================================================


                                                             26


NOTE 6 - NET ASSETS (CONTINUED)

                                                             ASSET
                                           GROWTH       ALLOCATION    DIVERSIFIED                        GROWTH         SPECIAL
                                    OPPORTUNITIES           GROWTH        MID CAP     INVESTORS      AND INCOME      SITUATIONS
                                         DIVISION         DIVISION       DIVISION      DIVISION        DIVISION        DIVISION
                                     -----------------------------------------------------------------------------------------------
                                                                       (Dollars in thousands)
Unit transactions..................        $(746)           $4,722        $11,404       $21,178         $12,856          $6,258
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......          746               (11)          (176)          615             (55)            (13)
Net unrealized appreciation
   (depreciation) of investments...            -               (15)           130          (235)            (75)           (354)
                                     -----------------------------------------------------------------------------------------------
                                              $-            $4,696        $11,358       $21,558         $12,726          $5,891
                                     ===============================================================================================

                                                                             PIMCO
                                                               PIMCO    STOCKSPLUS     PRUDENTIAL       JENNISON
                                      ING GLOBAL          HIGH YIELD    GROWTH AND       JENNISON  INTERNATIONAL
                                     BRAND NAMES                BOND        INCOME      PORTFOLIO         GROWTH    APPRECIATION
                                        DIVISION            DIVISION      DIVISION       DIVISION       DIVISION        DIVISION
                                     -----------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Unit transactions..................       $5,999            $165,009      $259,602         $9,042         $2,776            $659
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......         (229)              9,434        47,889            881             42             110
Net unrealized appreciation
   (depreciation) of investments...         (216)            (11,586)      (49,007)        (2,191)           (98)             62
                                     -----------------------------------------------------------------------------------------------
                                          $5,554            $162,857      $258,484         $7,732         $2,720            $831
                                     ===============================================================================================

                                            SMITH            SMITH          SMITH         SMITH
                                           BARNEY           BARNEY         BARNEY        BARNEY
                                             HIGH        LARGE CAP  INTERNATIONAL         MONEY    INTERNATIONAL           ASSET
                                           INCOME            VALUE         EQUITY        MARKET           EQUITY      ALLOCATION
                                         DIVISION         DIVISION       DIVISION      DIVISION         DIVISION        DIVISION
                                     ----------------------------------------------------------------------------------------------
                                                                       (Dollars in thousands)
Unit transactions..................          $501             $611          $387            $136        $193,174          $1,417
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......            64               61            23              20          28,239              39
Net unrealized appreciation
   (depreciation) of investments...          (119)              20            45               -         (26,795)            (69)
                                     ----------------------------------------------------------------------------------------------
                                             $446             $692          $455            $156        $194,618          $1,387
                                     ==============================================================================================

                                                                            HIGH            SMALL
                                                          GROWTH &       QUALITY          COMPANY
                                           EQUITY           INCOME          BOND           GROWTH
                                         DIVISION         DIVISION      DIVISION         DIVISION         COMBINED
                                     -------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Unit transactions..................        $1,121             $274           $74              $79       $8,605,462
Accumulated net investment
   income (loss) and net realized
   gain (loss) on investments......            82                3             1                4        2,586,476
Net unrealized appreciation
   (depreciation) of investments...          (132)               7             3              (11)      (1,478,986)
                                     -------------------------------------------------------------------------------
                                           $1,071             $284           $78              $72       $9,712,952
                                     ===============================================================================


                                                                 27


NOTE 7 - UNIT VALUES
Accumulation unit value information for units outstanding,  by Contract type, as of December 31, 2000 follows:

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
LIQUID ASSET
Currently payable annuity products:
   DVA 80 ................................................................                209       16.61                 $3
   DVA 100 ...............................................................              3,872       16.21                 63
Contracts in accumulation period:
   DVA 80 ................................................................            253,815       16.61              4,216
   DVA 100 ...............................................................            939,201       16.21             15,226
   DVA Series 100.........................................................             72,995       15.54              1,134
   DVA Plus - Standard (pre February 2000)................................            713,224       15.75             11,234
   DVA Plus- Standard (post February 2000)................................            146,440       15.59              2,283
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus -
     Standard (pre February 2000), ES II..................................         14,214,983       15.47            219,919
   DVA Plus - Annual Ratchet (post February 2000), Access -
     Standard (post February 2000), Premium Plus - Standard (post
     February 2000).......................................................          7,270,477       15.31            111,297
   DVA Plus - 7% Solution (pre February 2000), Access - Annual
     Ratchet (pre February 2000) & 5.5% Solution, Premium Plus -
     Annual Ratchet (pre February 2000) & 5.5% Solution...................          5,535,946       15.19             84,117
   Access - Annual Ratchet (post February 2000), Premium Plus -
     Annual Ratchet (post February 2000)..................................          2,183,030       15.03             32,816
   DVA Plus - 7% Solution (post February 2000)............................            302,892       14.94              4,527
   Access - 7% Solution (pre February 2000), Premium Plus - 7%
     Solution (pre February 2000).........................................          7,933,969       14.90            118,208
   DVA Plus - Max 7 (post February 2000)..................................            293,515       14.76              4,333
   Access - 7% Solution (post February 2000), Premium Plus - 7%
     Solution (post February 2000)........................................          2,657,053       14.67             38,987
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................          2,132,811       14.50             30,917
   Value..................................................................             23,532       16.41                386
                                                                                                            -------------------
                                                                                                                    $679,666
LIMITED MATURITY BOND
Currently payable annuity products:
   DVA 80 ................................................................              3,466       19.05                $66
   DVA 100 ...............................................................              8,666       18.60                161
Contracts in accumulation period:
   DVA 80.................................................................             26,854       19.05                512
   DVA 100 ...............................................................          1,088,342       18.60             20,240
   DVA Series 100.........................................................             11,209       17.83                200
   DVA Plus - Standard (pre February 2000)................................            322,729       18.08              5,837
   DVA Plus- Standard (post February 2000) ...............................             53,158       17.92                953
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus -
     Standard (pre February 2000), ES II..................................          3,621,501       17.76             64,327
   DVA Plus - Annual Ratchet (post February 2000), Access -
     Standard (post February 2000), Premium Plus - Standard (post
     February 2000).......................................................            849,473       17.60             14,952


                                                                 28

NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus - 7% Solution (pre February 2000), Access - Annual
     Ratchet (pre February 2000) & 5.5% Solution, Premium Plus -
     Annual Ratchet (pre February 2000) & 5.5% Solution...................          1,769,355       17.45             30,867
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            321,370       17.29              5,555
   DVA Plus - 7% Solution (post February 2000)............................             49,754       17.18                855
   Access - 7% Solution (pre February 2000), Premium Plus -
     7% Solution (pre February 2000) .....................................          2,442,970       17.11             41,790
   DVA Plus - Max 7 (post February 2000)..................................             73,720       16.97              1,251
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            507,893       16.87              8,569
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            273,264       16.67              4,555
   Value..................................................................             13,071       18.84                246
   Access One ............................................................              1,095       19.77                 22
                                                                                                            -------------------
                                                                                                                    $200,958
LARGE CAP VALUE
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             81,093       10.56               $856
   DVA Plus- Standard (post February 2000)................................            147,571       10.55              1,557
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          2,138,069       10.55             22,546
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          1,537,946       10.54             16,210
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            770,213       10.53              8,111
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            942,003       10.53              9,915
   DVA Plus - 7% Solution (post February 2000)............................            181,541       10.52              1,910
   Access - 7% Solution (pre February 2000), Premium Plus -
     7% Solution (pre February 2000)......................................            961,611       10.52             10,112
   DVA Plus - Max 7 (post February 2000)..................................            177,361       10.51              1,864
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................          1,403,629       10.51             14,747
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            993,651       10.50             10,430
   Value..................................................................             27,079       10.59                287
                                                                                                            -------------------
                                                                                                                     $98,545
HARD ASSETS
Currently payable annuity products:
   DVA 100 ...............................................................              3,703       17.10                $63
Contracts in accumulation period:
   DVA 80.................................................................             37,384       17.52                655
   DVA 100................................................................            305,640       17.10              5,227
   DVA Series 100 ........................................................             11,245       16.39                184
   DVA Plus - Standard (pre February 2000)................................             83,792       16.62              1,392
   DVA Plus- Standard (post February 2000)................................              2,937       16.50                 49


                                                                 29


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................            309,819       16.32              5,056
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...             57,353       16.20                929
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            598,436       16.03              9,592
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................             17,608       15.91                280
   DVA Plus - 7% Solution (post February 2000) ...........................              5,200       15.81                 82
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            861,668       15.72             13,543
   DVA Plus - Max 7 (post February 2000) .................................             18,820       15.62                294
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................             42,632       15.53                662
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................            227,856       15.34              3,495
   Value .................................................................                337       17.31                  6
                                                                                                            -------------------
                                                                                                                     $41,509
ALL CAP
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             51,500       11.61               $598
   DVA Plus- Standard (post February 2000)................................             80,308       11.61                932
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          2,182,516       11.59             25,306
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)..
                                                                                    1,200,520       11.59             13,913
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution .................................          1,155,496       11.58             13,379
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            819,316       11.57              9,482
   DVA Plus - 7% Solution (post February 2000) ...........................             70,600       11.57                817
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          1,620,720       11.56             18,740
   DVA Plus - Max 7 (post February 2000)..................................             98,842       11.56              1,142
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            780,053       11.55              9,011
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            986,100       11.54             11,381
   Value..................................................................             15,599       11.65                182
                                                                                                            -------------------
                                                                                                                    $104,883
REAL ESTATE
Currently payable annuity products:
   DVA 80 ................................................................                280       28.59                 $8
   DVA 100 ...............................................................              3,858       27.91                108


                                                                 30


                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
Contracts in accumulation period:
   DVA 80.................................................................             16,243       28.59                464
   DVA 100 ...............................................................            460,525       27.91             12,854
   DVA Series 100.........................................................              6,470       26.76                173
   DVA Plus - Standard (pre February 2000)................................            130,114       27.12              3,529
   DVA Plus- Standard (post February 2000)................................              7,229       26.93                195
   DVA Plus - Annual  Ratchet  (pre  February  2000) & 5.5%  Solution,
     Access - Standard (pre February 2000),  Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet .....           1,006,919       26.64             26,821
   DVA Plus - Annual  Ratchet  (post  February  2000),  Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)..             211,380       26.44              5,589
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution .................................            738,550       26.16             19,321
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................             86,644       25.97              2,250
   DVA Plus - 7% Solution (post February 2000) ...........................             12,612       25.81                326
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            826,871       25.65             21,212
   DVA Plus - Max 7 (post February 2000)..................................             25,056       25.50                639
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................             77,442       25.34              1,963
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            192,508       25.04              4,820
   Value .................................................................              1,113       28.25                 31
                                                                                                            -------------------
                                                                                                                    $100,303
FULLY MANAGED
Currently payable annuity products:
   DVA 80 ................................................................                839       27.95          $      23
   DVA 100 ...............................................................             30,484       27.28                832
Contracts in accumulation period:
   DVA 80 ................................................................             40,691       27.95              1,137
   DVA 100................................................................          1,764,528       27.28             48,140
   DVA Series 100 ........................................................             26,037       26.15                681
   DVA Plus - Standard (pre February 2000),...............................            473,557       26.51             12,553
   DVA Plus- Standard (post February 2000)................................             30,174       26.32                794
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          3,264,322       26.04             84,988
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            507,008       25.84             13,103
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          3,165,782       25.57             80,951
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            185,069       25.38              4,697
   DVA Plus - 7% Solution (post February 2000)............................             61,545       25.23              1,552


                                                                 31

NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000) .................................................          3,237,449       25.07             81,175
   DVA Plus - Max 7 (post February 2000)..................................             15,600       24.92                389
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            400,243       24.77              9,915
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................            183,884       24.47              4,500
   Value .................................................................              8,003       27.62                221
                                                                                                            -------------------
                                                                                                                    $345,651
EQUITY INCOME
Currently payable annuity products:
   DVA 80 ................................................................              4,863       25.67               $125
   DVA 100 ...............................................................             38,356       25.06                961
Contracts in accumulation period:
   DVA 80.................................................................            158,144       25.67              4,059
   DVA 100................................................................          3,135,453       25.06             78,570
   DVA Series 100 ........................................................             41,479       24.02                996
   DVA Plus - Standard (pre February 2000)................................            324,404       24.35              7,898
   DVA Plus- Standard (post February 2000)................................             24,472       24.17                591
   DVA Plus - Annual  Ratchet  (pre  February  2000) & 5.5%  Solution,
     Access - Standard (pre February 2000),  Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet......
                                                                                    2,309,476       23.91             55,228
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)..
                                                                                      470,889       23.74             11,178
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution .................................          2,237,389       23.49             52,548
   Access - Annual Ratchet (post February 2000), Premium Plus -
     Annual Ratchet (post February 2000) .................................            225,138       23.31              5,248
   DVA Plus - 7% Solution (post February 2000) ...........................             79,161       23.17              1,834
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000) .................................................          2,552,792       23.03             58,792
   DVA Plus - Max 7 (post February 2000) .................................             30,890       22.89                707
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            311,484       22.75              7,087
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................            238,986       22.48              5,372
   Value .................................................................             22,752       25.36                577
   Access One ............................................................                833       26.61                 22
                                                                                                            -------------------
                                                                                                                    $291,793
CAPITAL APPRECIATION
Currently payable annuity products:
   DVA 100 ...............................................................             30,808       26.03               $802
Contracts in accumulation period:
   DVA 80 ................................................................             18,401       26.49                487
   DVA 100................................................................          1,995,446       26.03             51,945
   DVA Series 100 ........................................................             25,937       25.24                655
   DVA Plus - Standard (pre February 2000)................................            453,894       25.50             11,575


                                                                 32


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus- Standard (post February 2000)................................             97,043       25.36              2,461
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          3,626,696       25.17             91,289
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          1,210,622       25.03             30,300
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution .................................          4,174,489       24.85            103,716
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................            847,242       24.70             20,927
   DVA Plus - 7% Solution (post February 2000)............................            124,676       24.59              3,066
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          4,496,266       24.48            110,086
   DVA Plus - Max 7 (post February 2000) .................................            109,154       24.38              2,661
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            981,676       24.27             23,825
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            969,120       24.06             23,314
   Value .................................................................             31,436       26.26                825
                                                                                                            -------------------
                                                                                                                    $477,934
RISING DIVIDENDS
Currently payable annuity products:
   DVA 80 ................................................................              2,315       26.02                $60
   DVA 100 ...............................................................             10,311       25.64                264
Contracts in accumulation period:
   DVA 80.................................................................             33,987       26.02                884
   DVA 100................................................................          2,125,370       25.64             54,493
   DVA Series 100.........................................................             51,586       24.99              1,289
   DVA Plus - Standard (pre February 2000)................................          1,150,706       25.21             29,006
   DVA Plus- Standard (post February 2000)................................             95,313       25.09              2,391
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          8,035,273       24.94            200,360
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...
                                                                                    1,073,372       24.81             26,632
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          9,797,232       24.67            241,653
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            440,779       24.54             10,816
   DVA Plus - 7% Solution (post February 2000)............................            428,500       24.45             10,477
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          9,922,551       24.36            241,712
   DVA Plus - Max 7 (post February 2000)..................................            119,426       24.27              2,898
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            803,307       24.18             19,425


                                                                 33


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            713,282       24.00             17,122
   Value..................................................................             33,143       25.83                856
                                                                                                            -------------------
                                                                                                                    $860,338
EMERGING MARKETS
Currently payable annuity products:
   DVA 100 ...............................................................             18,228        7.98               $146
Contracts in accumulation period:
   DVA 80.................................................................             15,618        8.09                127
   DVA 100 ...............................................................            726,252        7.98              5,792
   DVA Series 100.........................................................             19,358        7.77                151
   DVA Plus - Standard (pre February 2000)................................            265,114        7.84              2,079
   DVA Plus- Standard (post February 2000)................................             34,186        7.80                267
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000),  Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet.......            268,805        7.76              2,085
   DVA Plus - Annual  Ratchet  (post  February  2000),  Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...             79,970        7.72                617
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            976,884        7.67              7,494
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................              6,725        7.63                 52
   DVA Plus - 7% Solution (post February 2000)............................             64,473        7.61                491
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................             36,306        7.58                275
   DVA Plus - Max 7 (post February 2000)..................................             37,058        7.55                280
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................              6,252        7.52                 47
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................              6,704        7.47                 50
                                                                                                            -------------------
                                                                                                                     $19,953
MARKET MANAGER
Contracts in accumulation period:
   DVA 100................................................................            238,516       27.75             $6,619

VALUE EQUITY
Currently payable annuity products:
   DVA 80 ................................................................                296       20.15                 $6
   DVA 100 ...............................................................              1,103       19.91                 22
Contracts in accumulation period:
   DVA 80 ................................................................              6,969       20.15                140
   DVA 100 ...............................................................            401,819       19.91              7,999
   DVA Series 100.........................................................             11,002       19.49                214
   DVA Plus - Standard (pre February 2000)................................            373,943       19.63              7,342
   DVA Plus- Standard (post February 2000) ...............................             23,912       19.55                468


                                                                 34



NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          2,586,369       19.46             50,333
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            472,034       19.38              9,146
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          2,589,777       19.29             49,949
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            143,195       19.20              2,749
   DVA Plus - 7% Solution (post February 2000)............................             41,973       19.14                803
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          2,230,349       19.08             42,553
   DVA Plus - Max 7 (post February 2000)..................................             10,293       19.03                196
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            298,983       18.97              5,672
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            162,505       18.85              3,064
   Value .................................................................              3,296       20.02                 66
                                                                                                            -------------------
                                                                                                                    $180,722
STRATEGIC EQUITY
Currently payable annuity products:
   DVA 100 ...............................................................             29,192       19.30               $563
Contracts in accumulation period:
   DVA 80 ................................................................             33,313       19.51               $650
   DVA 100 ...............................................................            247,857       19.30              4,785
   DVA Series 100.........................................................              9,208       18.95                174
   DVA Plus - Standard (pre February 2000)................................            469,023       19.07              8,946
   DVA Plus- Standard (post February 2000) ...............................            107,927       19.00              2,051
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          4,824,610       18.92             91,300
   DVA Plus - Annual Ratchet (post February 2000), Access  - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          1,797,957       18.85             33,893
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          3,565,530       18.78             66,946
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................          1,149,145       18.70             21,490
   DVA Plus - 7% Solution (post February 2000)............................            185,121       18.65              3,453
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          4,283,689       18.60             79,684
   DVA Plus - Max 7 (post February 2000)..................................            149,363       18.55              2,771
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................          1,203,898       18.50             22,276
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................          1,103,423       18.40             20,308
   Value..................................................................             22,904       19.41                444
                                                                                                            -------------------
                                                                                                                    $359,734

                                                                 34

NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
SMALL CAP
Currently payable annuity products:
   DVA 100 ...............................................................              6,108       18.77               $115
Contracts in accumulation period:
   DVA 80.................................................................             21,812       18.96                413
   DVA 100................................................................            366,134       18.77              6,872
   DVA Series 100.........................................................             14,421       18.44                266
   DVA Plus - Standard (pre February 2000)................................            457,260       18.54              8,476
   DVA Plus- Standard (post February 2000)................................             86,622       18.49              1,601
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          6,884,993       18.40            126,665
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...
                                                                                    1,586,595       18.35             29,116
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          5,436,276       18.26             99,255
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................          1,058,396       18.21             19,276
   DVA Plus - 7% Solution (post February 2000)............................            184,093       18.17              3,344
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000) .................................................          4,812,017       18.12             87,196
   DVA Plus - Max 7 (post February 2000)..................................            140,651       18.07              2,542
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................          1,163,996       18.03             20,986
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000..................................................            825,516       17.94             14,808
   Value .................................................................             60,739       18.86              1,146
   Access One ............................................................              1,040       19.25                 20
                                                                                                            -------------------
                                                                                                                    $422,097
MANAGED GLOBAL
Currently payable annuity products:
   DVA 100 ...............................................................             10,419       20.88               $218
Contracts in accumulation period:
   DVA 80.................................................................             17,976       21.22                381
   DVA 100 ...............................................................          1,876,847       20.88             39,190
   DVA Series 100.........................................................             34,905       20.30                709
   DVA Plus - Standard (pre February 2000)................................            583,929       20.44             11,937
   DVA Plus- Standard (post February 2000)................................            110,792       20.33              2,253
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          1,348,843       20.19             27,236
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            965,140       20.08             19,382
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          3,496,637       19.94             69,740





NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            648,150       19.83             12,855
   DVA Plus - 7% Solution (post February 2000)............................            406,790       19.75              8,034
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            565,653       19.67             11,126
   DVA Plus - Max 7 (post February 2000)..................................            138,197       19.59              2,707
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            621,115       19.51             12,116
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................            522,271       19.34             10,103
   Value..................................................................             16,170       21.01                340
   Access One ............................................................                953       21.72                 20
                                                                                                            -------------------
                                                                                                                    $228,347
MID-CAP GROWTH
Currently payable annuity products:
   DVA 80 ................................................................                464       43.92                $20
   DVA 100 ...............................................................              6,727       43.37                292
Contracts in accumulation period:
   DVA 80.................................................................             34,342       43.92              1,509
   DVA 100................................................................          1,201,909       43.37             52,125
   DVA Series 100 ........................................................             21,975       42.42                932
   DVA Plus - Standard (pre February 2000)................................            519,800       42.70             22,193
   DVA Plus- Standard (post February 2000)................................            122,975       42.56              5,234
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          7,313,425       42.23            308,877
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          1,992,588       42.16             84,008
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          5,926,552       41.89            248,288
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................          1,290,685       41.76             53,902
   DVA Plus - 7% Solution (post February 2000) ...........................            186,073       41.63              7,746
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          6,423,421       41.50            266,562
   DVA Plus - Max 7 (post February 2000) .................................            162,554       41.37              6,725
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................          1,240,675       41.24             51,162
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................          1,099,617       40.98             45,058
   Granite PrimElite - Standard ..........................................              3,616       42.70                155
   Granite PrimElite - Annual Ratchet.....................................             27,638       42.23              1,167
   Value..................................................................             48,259       43.64              2,106
                                                                                                            -------------------
                                                                                                                  $1,158,061
CAPITAL GROWTH
Contracts in accumulation period:
   DVA 80.................................................................              4,517       17.71                $80
   DVA 100................................................................            310,535       17.54              5,447


                                                                 37


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Series 100.........................................................             10,129       17.25                175
   DVA Plus - Standard (pre February 2000)................................            603,420       17.33             10,460
   DVA Plus- Standard (post February 2000)................................             87,080       17.29              1,506
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II,..........................................          6,881,891       17.21            118,442
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          1,239,023       17.17             21,271
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution .................................          6,622,519       17.09            113,149
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            740,611       17.04             12,623
   DVA Plus - 7% Solution (post February 2000)............................            181,294       17.00              3,083
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          8,274,067       16.96            140,348
   DVA Plus - Max 7 (post February 2000)..................................            116,196       16.92              1,966
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................          1,171,869       16.88             19,782
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            874,247       16.80             14,687
   Value..................................................................             21,556       17.63                380
                                                                                                            -------------------
                                                                                                                    $463,399
RESEARCH
Contracts in accumulation period:
   DVA 80 ................................................................              6,559       27.39               $180
   DVA 100................................................................            345,241       27.05              9,340
   DVA Series 100 ........................................................             18,310       26.46                484
   DVA Plus - Standard (pre February 2000)................................            604,614       26.63             16,103
   DVA Plus- Standard (post February 2000)................................             86,539       26.55              2,298
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          8,149,685       26.39            215,099
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          1,500,906       26.30             39,472
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          7,760,199       26.13            202,800
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            973,963       26.05             25,373
   DVA Plus - 7% Solution (post February 2000)............................            378,215       25.97              9,822
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          8,763,559       25.89            226,859
   DVA Plus - Max 7 (post February 2000)..................................            160,258       25.81              4,135
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................          1,007,294       25.72             25,911
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            807,166       25.56             20,632


                                                                 38


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Granite PrimElite - Standard...........................................              3,075       26.63                 82
   Granite PrimElite - Annual Ratchet.....................................             36,485       26.39                963
   Value..................................................................             35,827       27.23                975
                                                                                                            -------------------
                                                                                                                    $800,528
TOTAL RETURN
Contracts in accumulation period:
   DVA 80.................................................................              8,319       21.54               $179
   DVA 100................................................................            329,747       21.27              7,013
   DVA Series 100.........................................................              7,790       20.80                162
   DVA Plus - Standard (pre February 2000)................................            768,269       20.94             16,086
   DVA Plus- Standard (post February 2000)................................             96,349       20.87              2,011
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          9,222,564       20.75            191,336
   DVA Plus - Annual Ratchet (post February 2000), Access  - Standard
    (post February 2000), Premium Plus - Standard (post February 2000)....          1,350,560       20.68             27,924
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          6,431,976       20.55             132,146
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            597,315       20.48              12,233
   DVA Plus - 7% Solution (post February 2000)............................            205,502       20.42               4,195
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000) .................................................          9,095,578       20.35             185,107
   DVA Plus - Max 7 (post February 2000) .................................            102,750       20.29               2,084
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            836,664       20.22              16,920
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            506,976       20.10              10,188
   Granite PrimElite - Standard...........................................              4,433       20.94                  93
   Granite PrimElite - Annual Ratchet ....................................             27,675       20.75                 574
   Value .................................................................             28,821       21.40                 617
                                                                                                             -------------------
                                                                                                                     $608,868
GROWTH
Contracts in accumulation period:
   DVA 80.................................................................             33,891       22.65                $768
   DVA 100................................................................            776,539       22.44              17,425
   DVA Series 100.........................................................             28,302       22.07                 624
   DVA Plus - Standard (pre February 2000) ...............................            913,550       22.17              20,257
   DVA Plus- Standard (post February 2000)................................            325,133       22.12               7,192
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II ..........................................         18,211,995       22.02             400,965
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...          4,730,311       21.96             103,884
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................         13,563,137       21.86             296,433


                                                                 39


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................          3,020,949       21.80              65,867
   DVA Plus - 7% Solution (post February 2000)............................            693,052       21.75              15,074
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................         18,166,964       21.70             394,196
   DVA Plus - Max 7 (post February 2000)..................................            437,723       21.65               9,475
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................          3,791,737       21.59              81,880
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................          2,741,325       21.49              58,911
   Value..................................................................             89,147       22.55               2,010
   Access One ............................................................                808       22.98                  19
                                                                                                             -------------------
                                                                                                                   $1,474,980
GLOBAL FIXED INCOME
Contracts in accumulation period:
   DVA 80.................................................................                  1       12.19                  $-
   DVA 100................................................................             23,535       12.03                 283
   DVA Plus - Standard (pre February 2000)................................             59,545       11.85                 705
   DVA Plus- Standard (post February 2000)................................             16,337       11.81                 193
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II ..........................................          1,222,759       11.74              14,352
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)..
                                                                                      380,506       11.70               4,451
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            490,596       11.62               5,703
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            149,939       11.59               1,738
   DVA Plus - 7% Solution (post February 2000)............................             14,625       11.55                 169
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            774,315       11.51               8,916
   DVA Plus - Max 7 (post February 2000)..................................             16,854       11.48                 194
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            183,296       11.44               2,097
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................            101,438       11.37               1,153
   Value..................................................................              3,821       12.11                  46
                                                                                                             -------------------
                                                                                                                      $40,000
DEVELOPING WORLD
Contracts in accumulation period:
   DVA 80 ................................................................              1,553        7.71                 $12
   DVA 100................................................................             27,070        7.67                 208
   DVA Plus - Standard (pre February 2000)................................             48,529        7.61                 369
   DVA Plus- Standard (post February 2000)................................             43,664        7.60                 332
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................          2,014,773        7.58              15,271


                                                                 40


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            760,058        7.57               5,752
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            991,863        7.55               7,485
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            609,636        7.54               4,594
   DVA Plus - 7% Solution (post February 2000)............................             52,533        7.52                 395
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          1,788,603        7.51              13,439
   DVA Plus - Max 7 (post February 2000)..................................             35,033        7.50                 263
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            549,427        7.49               4,116
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            259,187        7.47               1,936
   Value..................................................................             29,347        7.69                 226
                                                                                                             -------------------
                                                                                                                      $54,398
ASSET ALLOCATION GROWTH
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................              9,294        9.38                 $87
   DVA Plus- Standard (post February 2000)................................              5,894        9.38                  55
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................             41,334        9.38                 388
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            123,421        9.38               1,157
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................             25,334        9.37                 238
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            101,509        9.37                 951
   DVA Plus - 7% Solution (post February 2000)............................              7,201        9.37                  68
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................             36,958        9.37                 346
   DVA Plus - Max 7 (post February 2000)..................................             11,921        9.37                 112
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................             66,092        9.37                 619
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................             72,072        9.37                 675
                                                                                                             -------------------
                                                                                                                       $4,696
DIVERSIFIED MID CAP
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             6,748         9.88                 $66
   DVA Plus- Standard (post February 2000)................................             5,137         9.88                  50
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................           290,230         9.88               2,867


                                                                 41


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus - Annual  Ratchet  (post  February  2000),  Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...           131,431         9.88               1,298
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................           185,852         9.87               1,835
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................            80,992         9.87                 799
   DVA Plus - 7% Solution (post February 2000)............................             9,164         9.87                  90
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000) .................................................           285,263         9.87               2,816
   DVA Plus - Max 7 (post February 2000)..................................            10,627         9.87                 109
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            55,360         9.87                 546
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000) ................................................            89,462         9.87                 882
                                                                                                             -------------------
                                                                                                                      $11,358
INVESTORS SERIES Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................            13,281        11.28                $150
   DVA Plus- Standard (post February 2000)................................            29,577        11.27                 333
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II ..........................................           539,461        11.26               6,075
   DVA Plus - Annual Ratchet (post February 2000), Access  - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...           313,828        11.26               3,533
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................           198,869        11.25               2,236
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................           202,765        11.24               2,280
   DVA Plus - 7% Solution (post February 2000)............................            21,065        11.24                 237
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................           234,838        11.23               2,637
   DVA Plus - Max 7 (post February 2000)..................................            11,867        11.23                 133
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................           145,735        11.22               1,635
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................           191,223        11.21               2,144
   Value..................................................................            14,613        11.31                 165
                                                                                                             -------------------
                                                                                                                      $21,558
GROWTH & INCOME SERIES
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             3,617         9.95                 $36
   DVA Plus- Standard (post February 2000) ...............................            23,267         9.95                 231
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................           274,785         9.94               2,733


                                                                 42


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...           170,460         9.94               1,695
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            88,531         9.94                 880
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................           128,409         9.94               1,276
   DVA Plus - 7% Solution (post February 2000)............................            19,469         9.94                 193
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................           283,250         9.94               2,815
   DVA Plus - Max 7 (post February 2000)..................................            21,427         9.94                 213
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................           148,807         9.93               1,478
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................           113,353         9.93               1,126
   Value..................................................................             5,022         9.96                  50
                                                                                                             -------------------
                                                                                                                      $12,726
SPECIAL SITUATIONS
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             2,315         8.89                 $21
   DVA Plus- Standard (post February 2000)................................            18,016         8.89                 160
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................           121,670         8.89               1,081
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            76,347         8.89                 678
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            85,716         8.89                 762
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            66,473         8.88                 591
   DVA Plus - 7% Solution (post February 2000)............................             9,174         8.88                  81
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................           131,190         8.88               1,165
   DVA Plus - Max 7 (post February 2000)..................................             5,866         8.88                  52
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            62,575         8.88                 556
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            83,761         8.88                 744
                                                                                                             -------------------
                                                                                                                       $5,891
ING GLOBAL BRAND NAMES
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................            10,619         8.76                 $93
   DVA Plus- Standard (post February 2000)................................             8,037         8.76                  70
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................           110,552         8.75                 968


                                                                 43


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT            EXTENDED
                               DIVISION/CONTRACT                                       UNITS        VALUE               VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                (In thousands)
   DVA Plus - Annual  Ratchet  (post  February  2000),  Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...           169,871         8.75               1,486
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            21,575         8.75                 189
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            85,307         8.74                 746
   DVA Plus - 7% Solution (post February 2000)............................            39,547         8.74                 346
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            28,853         8.74                 252
   DVA Plus - Max 7 (post February 2000)..................................             7,369         8.73                  64
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            84,578         8.73                 738
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            68,648         8.72                 599
   Value..................................................................               336         8.78                   3
                                                                                                             -------------------
                                                                                                                       $5,554
PIMCO HIGH YIELD BOND
Contracts in accumulation period:
   DVA 80.................................................................                 1        10.17                   -
   DVA 100................................................................           126,903        10.12              $1,284
   DVA Series 100.........................................................               948        10.03                  10
   DVA Plus - Standard (pre February 2000)................................           362,732        10.05               3,645
   DVA Plus- Standard (post February 2000)................................            63,647        10.04                 639
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................         5,140,417        10.01              51,454
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...           908,512         9.97               9,082
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................         3,158,188         9.97              31,485
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................           498,509         9.96               4,963
   DVA Plus - 7% Solution (post February 2000)............................           111,021         9.94               1,104
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................         4,861,887         9.93              48,273
   DVA Plus - Max 7 (post February 2000)..................................            64,046         9.92                 635
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................           631,991         9.90               6,258
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................           386,288         9.88               3,815
   Value..................................................................            20,732        10.15                 210
                                                                                                             -------------------
                                                                                                                     $162,857
PIMCO STOCKSPLUS GROWTH AND INCOME
Contracts in accumulation period:
   DVA 80.................................................................               399        11.91                  $5
   DVA 100................................................................           117,131        11.85               1,388


                                                                 44


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                       UNITS        VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   DVA Series 100.........................................................             2,489        11.73                  29
   DVA Plus - Standard (pre February 2000)................................           281,922        11.77               3,317
   DVA Plus- Standard (post February 2000) ...............................            86,637        11.75               1,018
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................         6,006,923        11.72              70,399
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...         1,178,840        11.70              13,797
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................         4,659,705        11.67              54,389
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................           624,891        11.66               7,284
   DVA Plus - 7% Solution (post February 2000)............................           187,618        11.64               2,184
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................         6,921,410        11.62              80,461
   DVA Plus - Max 7 (post February 2000)..................................            70,828        11.61                 822
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................         1,176,897        11.59              13,644
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................           829,397        11.56               9,589
   Value..................................................................            13,298        11.88                 158
                                                                                                             -------------------
                                                                                                                     $258,484
PRUDENTIAL JENNISON PORTFOLIO
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             2,731         7.85                 $21
   DVA Plus- Standard (post February 2000)................................            37,201         7.85                 292
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................           194,916         7.85               1,529
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...           242,694         7.84               1,902
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution .................................            64,129         7.84                 503
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................            92,165         7.84                 722
   DVA Plus - 7% Solution (post February 2000)............................            15,840         7.83                 124
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            75,572         7.83                 592
   DVA Plus - Max 7 (post February 2000)..................................            19,630         7.83                 154
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            89,929         7.82                 704
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................           152,003         7.82               1,189
                                                                                                             -------------------
                                                                                                                       $7,732


                                                                 45


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT            EXTENDED
                               DIVISION/CONTRACT                                       UNITS        VALUE               VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
SP JENNISON INTERNATIONAL PORTFOLIO
Contracts in accumulation period:
   DVA Plus - Standard (pre February 2000)................................             7,751         8.57                 $66
   DVA Plus- Standard (post February 2000)................................             6,381         8.57                  55
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II...........................................            65,551         8.56                 561
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            44,024         8.56                 377
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................            64,843         8.56                 555
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000) ........................................            58,710         8.56                 503
   DVA Plus - 7% Solution (post February 2000)............................             3,557         8.56                  30
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................            15,695         8.56                 134
   DVA Plus - Max 7 (post February 2000) .................................             7,516         8.56                  64
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000) ................................................            12,698         8.55                 109
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................            28,074         8.55                 240
   Value..................................................................             2,995         8.57                  26
                                                                                                             -------------------
                                                                                                                       $2,720
SMITH BARNEY APPRECIATION
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................               419        18.16                  $8
   Granite PrimElite - Annual Ratchet.....................................            45,655        18.03                 823
                                                                                                             -------------------
                                                                                                                         $831
SMITH BARNEY HIGH INCOME
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................             4,903        12.56                 $62
   Granite PrimElite - Annual Ratchet.....................................            30,852        12.46                 384
                                                                                                             -------------------
                                                                                                                         $446
SMITH BARNEY LARGE CAP VALUE
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................             3,364        21.34                 $72
   Granite PrimElite - Annual Ratchet.....................................            29,285        21.16                 620
                                                                                                             -------------------
                                                                                                                         $692
SMITH BARNEY INTERNATIONAL EQUITY
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................             2,260        17.89                $ 40
   Granite PrimElite - Annual Ratchet.....................................            23,397        17.74                 415
                                                                                                             -------------------
                                                                                                                         $455
SMITH BARNEY MONEY MARKET
Contracts in accumulation period:
   Granite PrimElite - Standard...........................................            10,771        12.38                $133
   Granite PrimElite - Annual Ratchet.....................................             1,839        12.27                  23
                                                                                                             -------------------
                                                                                                                         $156


                                                                 46


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT           EXTENDED
                               DIVISION/CONTRACT                                       UNITS        VALUE              VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
INTERNATIONAL EQUITY
Contracts in accumulation period:
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet.......          5,535,477       11.37             $62,958
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................          2,474,742       11.37              28,140
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................          5,326,265       11.29              60,130
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...            685,944       11.18               7,669
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................          1,257,278       11.43              14,365
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................            804,897       11.34               9,130
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................          1,033,869       11.23              11,615
   Value..................................................................             52,151       11.73                 611
                                                                                                             -------------------
                                                                                                                     $194,618
ASSET ALLOCATION
Contracts in accumulation period:
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet.......             10,075       10.78                $109
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................              4,515       10.76                  49
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................             18,669       10.74                 200
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...             70,287       10.78                 757
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................              6,792       10.76                  73
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................             18,516       10.73                 199
                                                                                                             -------------------
                                                                                                                       $1,387
EQUITY
Contracts in accumulation period:
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet.......             10,577       11.41              $  121
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................             12,157       11.39                 138


                                                                 47


NOTE 7 - UNIT VALUES (CONTINUED)
                                                                                                     UNIT            EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE               VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................              6,672       11.37                  76
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...             46,533       11.41                 531
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................              3,426       11.38                  39
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................             14,623       11.36                 166
                                                                                                             -------------------
                                                                                                                       $1,071
GROWTH & INCOME Contracts in accumulation period:
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000),  Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet......               9,132       10.98                $100
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................                992       10.96                  11
   Access - 7% Solution (pre February 2000), Premium Plus - 7% Solution
     (pre February 2000)..................................................              3,904       10.94                  43
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...              4,780       10.98                  52
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................              7,086       10.93                  78
                                                                                                             -------------------
                                                                                                                         $284
HIGH QUALITY BOND
Contracts in accumulation period:
   DVA Plus - Annual Ratchet & 5.5% Solution, Access -
     Standard, Premium Plus - Standard, ES II.............................              4,745       11.05                 $53
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...              2,299       11.04                  25
                                                                                                             -------------------
                                                                                                                          $78
SMALL COMPANY GROWTH
Contracts in accumulation period:
   DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution,
     Access - Standard (pre February 2000), Premium Plus - Standard
     (pre February 2000), ES II, Granite PrimElite - Annual Ratchet.......              1,744       13.35                 $23
   DVA Plus - 7% Solution (pre February 2000), Access - Annual Ratchet
     (pre February 2000) & 5.5% Solution, Premium Plus - Annual Ratchet
     (pre February 2000) & 5.5% Solution..................................              1,380       13.32                  19
   DVA Plus - Annual Ratchet (post February 2000), Access - Standard
     (post February 2000), Premium Plus - Standard (post February 2000)...              1,108       13.34                  15
   Access - Annual Ratchet (post February 2000), Premium Plus - Annual
     Ratchet (post February 2000).........................................                466       13.32                   6


                                                                 48


NOTE 7 - UNIT VALUES (CONTINUED)

                                                                                                     UNIT            EXTENDED
                               DIVISION/CONTRACT                                        UNITS       VALUE               VALUE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
   Access - 7% Solution (post February 2000), Premium Plus - 7% Solution
     (post February 2000).................................................                627       13.28                   8
   Access - Max 7 (post February 2000), Premium Plus - Max 7
     (post February 2000).................................................                100       13.27                   1
                                                                                                             -------------------
                                                                                                                          $72
                                                                                                             -------------------
COMBINED..................................................................        483,096,286                      $9,712,952
                                                                                ===============              ===================


                                                                 49

                           PART C -- OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS


(a) (1) All financial statements are included in the Statement of Additional Information as indicated therein
    (2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.


                                                             SCHEDULE I
                                                       SUMMARY OF INVESTMENTS
                                              OTHER THAN INVESTMENTS IN RELATED PARTIES
                                                       (Dollars in thousands)



                                                                                                                      BALANCE
                                                                                                                        SHEET
   DECEMBER 31, 2000                                                                     COST(1)        VALUE          AMOUNT
------------------------------------------------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
    Bonds:
      United States government and governmental agencies and
        authorities.........................................................            $18,607       $19,171          $19,171
      Public utilities......................................................             54,132        52,826           52,826
      Corporate securities..................................................            355,890       349,202          349,202
      Other asset-backed securities.........................................            223,787       224,122          224,122
      Mortgage-backed securities............................................            146,335       147,257          147,257
                                                                                  --------------------------------------------
      Total fixed maturities, available for sale............................            798,751       792,578          792,578

   Equity securities:
      Common stocks: industrial, miscellaneous, and all other...............              8,611         6,791            6,791

   Mortgage loans on real estate.........................................                99,916                         99,916
   Policy loans..........................................................                13,323                         13,323
   Short-term investments................................................               106,775                        106,775
                                                                                  ---------------                -------------
   Total investments.....................................................            $1,027,376                     $1,019,383
                                                                                  ===============                =============

Note 1: Cost is defined as original cost for common stocks, amortized cost for bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.



                                                            SCHEDULE III
                                                 SUPPLEMENTARY INSURANCE INFORMATION
                                                       (Dollars in thousands)


COLUMN A        COLUMN B     COLUMN C     COLUMN D    COLUMN E   COLUMN F   COLUMN G    COLUMN H    COLUMN I    COLUMN J   COLUMN K
------------------------------------------------------------------------------------------------------------------------------------
                                 FUTURE
                                 POLICY                                                             AMORTIZA-
                              BENEFITS,                   OTHER                           BENEFITS    TION OF
                                LOSSES,                  POLICY                            CLAIMS,   DEFERRED
                 DEFERRED        CLAIMS                  CLAIMS  INSURANCE                  LOSSES     POLICY
                   POLICY           AND    UNEARNED         AND   PREMIUMS        NET          AND     ACQUI-       OTHER
              ACQUISITION          LOSS     REVENUE    BENEFITS        AND INVESTMENT  SETTLEMENT      SITION   OPERATING   PREMIUMS
SEGMENT             COSTS      EXPENSES     RESERVE     PAYABLE    CHARGES     INCOME     EXPENSES      COSTS   EXPENSES*    WRITTEN
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000:

Life insurance    $635,147   $1,062,891      $6,817         $82   $144,877    $64,140     $200,031    $55,154    $143,300        --

YEAR ENDED DECEMBER 31, 1999:

Life insurance     528,957    1,033,701       6,300           8     82,935     59,169      182,221     33,119     (83,827)       --

YEAR ENDED DECEMBER 31, 1998:

Life insurance     204,979      881,112       3,840          --     39,119     42,485       96,968      5,148     (26,406)       --



*    This includes policy  acquisition  costs deferred for first year commissions and interest  bonuses,  premium credit,  and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.





                                                             SCHEDULE IV
                                                             REINSURANCE


COLUMN A                                             COLUMN B        COLUMN C        COLUMN D         COLUMN E        COLUMN F
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENTAGE
                                                                     CEDED TO         ASSUMED                        OF AMOUNT
                                                        GROSS           OTHER      FROM OTHER              NET         ASSUMED
                                                       AMOUNT       COMPANIES       COMPANIES           AMOUNT          TO NET
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2000:
    Life insurance in force.................     $196,334,000    $105,334,000              --      $91,000,000              --
                                                ================================================================================

At December 31, 1999:
    Life insurance in force.................     $225,000,000    $119,575,000              --     $105,425,000              --
                                                ================================================================================

AT DECEMBER 31, 1998:
    Life insurance in force.................     $181,456,000    $111,552,000              --      $69,904,000              --
                                                ================================================================================




(b)

EXHIBITS


(1) Resolution of the board of directors of Depositor authorizing the establishment of the Registrant incorporated herein by reference to Item 24(b)(1) of Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 24, 1997
       (File Nos. 333-28769, 811-5626).

(2)  N/A

(3)(a) Distribution Agreement between the Depositor and Directed
       Services, Inc. incorporated herein by reference to Item 24(b)
       (3)(a) of Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 24, 1997 (File Nos. 333-28769, 811-5626).

   (b) Dealers Agreement incorporated herein by reference to Item 24(b)
       (3)(b) of Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 24, 1997 (File Nos. 333-28769, 811-5626).

   (c) Organizational Agreement incorporated herein by reference to Item 24(b)(3)(c) of Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 24, 1997 (File Nos. 333-28769, 811-5626).

   (d) Assignment Agreement for Organizational Agreement incorporated herein by reference to Item 24(b)(3)(d) of Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on September 24, 1997 (File Nos. 333-28769, 811-5626).

(4)(a) Individual Deferred Combination Variable and Fixed Annuity Contract incorporated herein by reference to Item 24(b)(4)(a) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999 (File Nos. 333-28769, 811-5626).

   (b) Group Deferred Combination Variable and Fixed Annuity Contract incorporated herein by reference to Item 24(b)(4)(b) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999 (File Nos. 333-28769, 811-5626).

   (c) Individual Deferred Variable Annuity Contract incorporated herein by reference to Item 24(b)(4)(c) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999
       (File Nos. 333-28769, 811-5626).

   (d) Individual Retirement Annuity Rider Page incorporated herein by reference to Item 24(b)(4)(d) of Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 24, 1997 (File Nos. 333-28769, 811-5626).

   (e) ROTH Individual Retirement Annuity Rider incorporated herein by reference to Item 24(b)(4)(e) of Post-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on February 11, 1998 (File Nos. 333-28769, 811-5626).

   (f) Minimum Guaranteed Accumulation Benefit Rider (REV) incorporated herein by reference to Item 24(b)(4)(f) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (g) Minimum Guaranteed Income Benefit Rider (REV) incorporated herein by reference to Item 24(b)(4)(g) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (h) Minimum Guaranteed Withdrawal Benefit Rider (REV) incorporated herein by reference to Item 24(b)(4)(h) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (i) Living Benefit Rider Endorsement (Inforce Riders) incorporated herein by reference to Item 24(b)(4)(i) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (j) Death Benefit Endorsement No.1 (REV)(7% Solution Enhanced) incorporated herein by reference to Item 24(b)(4)(j) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about April 23, 2001
       (File Nos. 333-28769, 811-5626).

   (k) Death Benefit Endorsement No.2 (REV)(Ratchet Enhanced) incorporated herein by reference to Item 24(b)(4)(k) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (l) Death Benefit Endorsement No.3 (REV)(Standard) incorporated herein by reference to Item 24(b)(4)(l) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (m) Death Benefit Endorsement No.4 (REV)(Max 7 Enhanced) incorporated herein by reference to Item 24(b)(4)(m) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (n) Death Benefit Endorsement No.5 (Base Death Benefit) incorporated herein by reference to Item 24(b)(4)(n) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (o) Death Benefit Endorsement No.6 (Inforce Contracts) incorporated herein by reference to Item 24(b)(4)(o) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate
       Account B filed with the Securities and Exchange Commission on or about April 23, 2001 (File Nos. 333-28769, 811-5626).

   (p) Earnings Enhancement Death Benefit Rider incorporated herein by reference to Item 24(b)(4)(p) of Post-Effective Amendment No. 11 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on February 23, 2001 (File Nos. 333-28769, 811-5626).


(5)(a) Individual Deferred Combination Variable and Fixed Annuity Application incorporated herein by reference to Item 24(b)(5)(a) of Post-Effective Amendment No. 4 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 3, 1999 (File Nos. 333-28769, 811-5626).

   (b) Group Deferred Combination Variable and Fixed Annuity Enrollment Form incorporated herein by reference to Item 24(b)(5)(b) of Post-Effective Amendment No. 4 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 3, 1999 (File Nos. 333-28769, 811-5626).

   (c) Individual Deferred Variable Annuity Application incorporated herein by reference to Item 24(b)(5)(c) of Post-Effective Amendment No. 4 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 3, 1999
       (File Nos. 333-28769, 811-5626).


(6)(a) Certificate of Amendment of the Restated Articles of Incorporation of Golden American, dated (03/01/95) incorporated herein by reference to
       Item 24(b)(6)(a) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999
       (File Nos. 333-28769, 811-5626).


   (b) By-Laws of Golden American, dated (01/07/94) incorporated herein by reference to Item 24(b)(6)(b) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999
       (File Nos. 333-28769, 811-5626).

   (c) Resolution of the board of directors for Powers of Attorney, dated (04/23/99) incorporated herein by reference to Item 24(b)(6)(c) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999 (File Nos. 333-28769, 811-5626).


(7)  Not applicable

(8)(a) Participation Agreement between Golden American and The PIMCO Variable Insurance Trust incorporated herein by reference to Item 24(b)(8)(a) of Post-Effective Amendment No. 3 to a Registration Statement on Form
       N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999 (File Nos. 333-28769, 811-5626).

   (b) Administrative Services Agreement between Golden American and Equitable Life Insurance Company of Iowa incorporated herein by reference to Item 24(b)(8)(b) of Post-Effective Amendment No. 2 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 30, 1998 (File Nos. 333-28769, 811-5626).

   (c) Service Agreement between Golden American and Directed Services, Inc. incorporated herein by reference to Item 24(b)(8)(c) of Post-Effective Amendment No. 2 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 30, 1998 (File Nos. 333-28769, 811-5626).

   (d) Asset Management Agreement between Golden American and ING
       Investment Management LLC incorporated herein by reference to
       Item 24(b)(8)(d) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999
       (File Nos. 333-28769, 811-5626).

   (e) Reciprocal Loan Agreement between Golden American and ING America Insurance Holdings, Inc. incorporated herein by reference to Item 24(b)(8)(e) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999
       (File Nos. 333-28769, 811-5626).

   (f) Revolving Note Payable between Golden American and SunTrust Bank incorporated herein by reference to Item 24(b)(8)(f) of Post-Effective Amendment No. 3 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 23, 1999 (File Nos. 333-28769, 811-5626).

   (g) Surplus Note, dated, 12/17/96, between Golden American and Equitable of Iowa Companies incorporated herein by reference to Item
       24(b)(8)(g) of Post-Effective Amendment No. 6 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 26, 2000 (File Nos. 333-28769, 811-5626).

   (h) Surplus Note, dated, 12/30/98, between Golden American and Equitable
       Life Insurance Company of Iowa incorporated herein by reference to Item 24(b)(8)(h) of Post-Effective Amendment No. 6 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 26, 2000 (File Nos. 333-28769, 811-5626).

   (i) Surplus Note, dated, 09/30/99, between Golden American and ING AIH incorporated herein by reference to Item 24(b)(8)(i) of Post-Effective Amendment No. 6 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 26, 2000 (File Nos. 333-28769, 811-5626).

   (j) Surplus Note, dated, 12/08/99, between Golden American and First Columbine Life Insurance Company incorporated herein by reference to
       Item 24(b)(8)(j) of Post-Effective Amendment No. 5 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on January 27, 2000
       (File Nos. 333-28769, 811-5626).

   (k) Surplus Note, dated, 12/30/99, between Golden American and Equitable Life Insurance Company of Iowa incorporated herein by reference to
       Item 24(b)(8)(k) of Post-Effective Amendment No. 5 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on January 27, 2000
       (File Nos. 333-28769, 811-5626).

   (l) Participation Agreement between Golden American and The Prudential Series Fund, Inc. incorporated herein by reference to Item 24(b)8(l) of Post-Effective Amendment No. 6 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 26, 2000 (File Nos. 333-28769, 811-5626).

   (m) Participation Agreement between Golden American and ING Variable Insurance Trust incorporated herein by reference to Item 24(b)(8)(m) of Post-Effective Amendment No. 6 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on April 26, 2000 (File Nos. 333-28769, 811-5626).

   (n) Amendment to the Participation Agreement between Golden American and The Prudential Series Fund, Inc. incorporated herein by reference to Item 24(b)(8)(n) of Post-Effective Amendment No. 10 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 15, 2000
       (File Nos. 333-28769, 811-5626).

   (o) Reinsurance Agreement, dated 06/30/00, between Golden American and Equitable Life Insurance Company of Iowa Incorporated herein by reference to Item 24(b)(8)(o) of Post-Effective Amendment No. 7 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 13, 2000
       (File Nos. 333-28769, 811-5626).

   (p) Reinsurance Agreement, effective 01/01/00, between Golden American and Security Life of Denver International Limited incorporated herein by reference to Item 24(b)(8)(p) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about April 23, 2001
       (File Nos. 333-28769, 811-5626).

   (q) Letter of Credit between Security Life of Denver International Limited and The Bank of New York for the benefit of Golden American incorporated herein by reference to Item 24(b)(8)(q) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about April 23, 2001
       (File Nos. 333-28769, 811-5626).

   (r) Form of Participation Agreement between Golden American and
       Pilgrim Variable Products Trustincorporated herein by reference to Item 24(b)(8)(r) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate Account B filed with the
       Securities and Exchange Commission on or about April 23, 2001
       (File Nos. 333-28769, 811-5626).

   (s) Form of Participation Agreement between Golden American and ProFunds incorporated herein by reference to Item 24(b)(8)(s) of Post-Effective Amendment No. 12 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about April 23, 2001
       (File Nos. 333-28769, 811-5626).

   (t) Amendment to the Reinsurance Agreement, amended 09/28/01, between
       Golden American and Security Life of Denver International Limited incorporated herein by reference to Item 24(b)(8)(t) of Post-Effective Amendment No. 13 to a Registration Statement on Form N-4 for
       Separate Account B filed with the Securities and Exchange
       Commission on or about November 1, 2001 (File Nos. 333-28769, 811-5626).

   (u) Renewal of Revolving Note Payable between Golden American and SunTrust Bank as of April 30, 2001 and expiring May 31, 2002 incorporated herein by reference to Item 24(b)(8)(u) of Post-Effective Amendment No. 13 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about November 1, 2001 (File Nos. 333-28769, 811-5626).

   (v) Form of Participation Agreement with AIM Advisors, Inc. and AIM Variable Insurance Funds incorporated herein by reference to
       Item 24(b)(8)(v) of Post-Effective Amendment No. 13 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about November 1, 2001
       (File Nos. 333-28769, 811-5626).

   (w) Form of Participation Agreement with INVESCO Funds Group, Inc. and INVESCO Variable Investment Funds, Inc. incorporated herein by reference to Item 24(b)(8)(w) of Post-Effective Amendment No. 13 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about November 1, 2001
       (File Nos. 333-28769, 811-5626).

   (x) Participation Agreement between Golden American Life Insurance Company and AIM Advisors, Inc. incorporated herein by reference to
       Item 24(b)(8)(x) of Post-Effective Amendment No. 14 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about December 14, 2001 (File Nos. 333-28769, 811-5626).

   (y) Form of Services Agreement among Golden American Life Insurance Company and ING affiliated Insurance Companies incorporated herein by reference to Item 24(b)(8)(y) of Post-Effective Amendment No. 14 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about
       December 14, 2001 (File Nos. 333-28769, 811-5626).

   (z) Form of Services Agreement between Golden American Life Insurance Company and ING North American Insurance Corporation, Inc. incorporated herein by reference to Item 24(b)(8)(z) Post-Effective Amendment No. 14 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about December 14, 2001 (File Nos. 333-28769, 811-5626).

   (aa)Form of Shared Services Center Agreement among ING North American Insurance Corporation, Inc. and ING affiliated Insurance Companies incorporated herein by reference to Item 24(b)(8)(aa) of Post-Effective Amendment No. 14 to a Registration Statement on Form N-4 for
       Separate Account B filed with the Securities and Exchange Commission on or about December 14, 2001 (File Nos. 333-28769, 811-5626).


(9)    Opinion and Consent of Counsel


(10)(a)Consent of Ernst & Young LLP, Independent Auditors
    (b)Consent of Counsel, incorporated in Item 9 of this Part C, together with the Opinion of Counsel.

(11) Not applicable

(12) Not applicable

(13) Not applicable

(14) Not applicable

(15) Powers of Attorney

(16) Subsidiaries of ING Groep N.V. incorporated herein by reference to
     Item 24(b)(16) of Post-Effective Amendment No. 14 to a Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on or about December 14, 2001 (File Nos. 333-28769, 811-5626).

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                           Principal                  Position(s)
Name                    Business Address              with Depositor
----                    ----------------              --------------
Robert C. Salipante     ReliaStar Financial Corp.     Director and Chief
                        20 Washington Avenue South    Executive Officer
                        Minneapolis, MN  55402

Chris D. Schreier       ReliaStar Financial Corp.     President
                        20 Washington Avenue South
                        Minneapolis, MN  55402

Thomas J. McInerney     ING Aetna Financial Services  Director
                        151 Farmington Avenue
                        Hartford, CT  06156

Mark A. Tullis          ING Insurance Operations      Director
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

Phillip R. Lowery       ING Insurance Operations      Director
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

Wayne R. Huneke         ING Insurance Operations      Director and Chief
                        5780 Powers Ferry Road        Financial Officer
                        Atlanta, GA  30327-4390

Kimberly J. Smith       Golden American Life Ins. Co. Executive Vice President,
                        1475 Dunwoody Drive           General Counsel and
                        West Chester, PA  19380       Assistant Secretary

James R. McInnis        Golden American Life Ins. Co. Executive Vice President
                        1475 Dunwoody Drive           and Chief Marketing
                        West Chester, PA  19380       Officer

Stephen J. Preston      Golden American Life Ins. Co. Executive Vice President
                        1475 Dunwoody Drive           and Chief Actuary
                        West Chester, PA  19380

Steven G. Mandel        Golden American Life Ins. Co. Senior Vice President and
                        1475 Dunwoody Drive           Chief Information Officer
                        West Chester, PA  19380

David L. Jacobson       Golden American Life Ins. Co. Senior Vice President and
                        1475 Dunwoody Drive           Assistant Secretary
                        West Chester, PA  19380

William L. Lowe         Equitable of Iowa Companies   Senior Vice President,
                        909 Locust Street             Sales & Marketing
                        Des Moines, IA  50309

David S. Pendergrass    ING Insurance Operations      Vice President and
                        5780 Powers Ferry Road        Treasurer
                        Atlanta, GA  30327-4390

Paula Cludray-Engelke   ReliaStar Financial Corp.     Secretary
                        20 Washington Avenue South
                        Minneapolis, MN  55402

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owns 100% of the stock of a New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden was to offer variable products in the state of New York. It is anticipated that First Golden will be merged into ReliaStar Life Insurance Company of New York, an affiliate of the Depositor on April 1, 2002, or shortly thereafter.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep, N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING Groep N.V., as of December 3, 2001, are included in this Registration Statement as Exhibit 16.

ITEM 27:  NUMBER OF CONTRACT OWNERS

As of January 31, 2002, there are 78,217 qualified contract owners and 93,305 non-qualified contract owners in Golden American's Separate Account B.

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B, Equitable Life Insurance Company of Iowa Separate Account A, First Golden American Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of Golden American and The GCG Trust.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Name and Principal             Positions and Offices
Business Address               with Underwriter
-------------------            ---------------------

James R. McInnis               President

Barnett  Chernow               Director and Executive Vice President
5780 Powers Ferry Road
Atlanta, GA  30327-4390

Kimberly J. Smith              Executive Vice President,
                               Secretary and General Counsel

Stephen J. Preston             Executive Vice President

David S. Pendergrass           Vice President and Treasurer
ING Insurance Operations
5780 Powers Ferry Road
Atlanta, GA  30327-4390

David L. Jacobson              Senior Vice President and Assistant Secretary

(c)

             2000 Net
Name of      Underwriting   Compensation
Principal    Discounts and      on       Brokerage
Underwriter  Commissions    Redemption  Commissions Compensation
-----------  ------------   ----------  ----------- ------------
DSI          $208,883,000      $0          $0           $0


             9/30/01 Net
Name of      Underwriting   Compensation
Principal    Discounts and      on       Brokerage
Underwriter  Commissions    Redemption  Commissions Compensation
-----------  ------------   ----------  ----------- ------------
DSI          $159,949,000      $0          $0           $0


ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478, ING Americas at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street, Des Moines,
Iowa  50309.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES
As required by the Securities Act of 1933 and the Investment Company
Act of 1940, the Registrant, Separate Account B, has duly caused this Registration Statement to be signed on its behalf in the City of West Chester, Commonwealth of Pennsylvania, on the 12th day of February, 2002.



                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Robert C. Salipante*
                                     Chief Executive Officer

Attest: /s/ Marilyn Talman
        ------------------------
         Marilyn Talman
         Vice President, Associate General Counsel
         and Assistant Secretary of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 12, 2002.

Signature                     Title
---------                     -----

                              Director and Chief Executive
--------------------          Officer of Depositor
Robert C. Salipante*



                              Director, Senior Vice President
--------------------          and Chief Financial Officer
Wayne R. Huneke*


                DIRECTORS OF DEPOSITOR


----------------------
Robert C. Salipante*


----------------------
Thomas J. McInerney*


----------------------
Wayne R. Huneke*


----------------------
Mark A. Tullis*


----------------------
Phillip R. Lowery*


Attest: /s/ Marilyn Talman
        ------------------------
         Marilyn Talman
         Vice President, Associate General Counsel
         and Assistant Secretary of Depositor

*Executed by Marilyn Talman on behalf of those indicated pursuant to Power of Attorney.

                                EXHIBIT INDEX

ITEM      EXHIBIT                                                PAGE #
----      -------                                                ------

9         Opinion and Consent of Counsel                         EX-99.B9

10(a)     Consent of Ernst & Young LLP, Independent Auditors     EX-99.B10A

15        Powers of Attorney                                     EX-99.B15